EXHIBIT 99.D

DESCRIPTION OF THE REPUBLIC OF SOUTH AFRICA

DATED DECEMBER 5, 2012

INCORPORATION OF DOCUMENTS BY REFERENCE

This document is an exhibit to the Republic of South Africa’s Annual Report on Form 18-K under the Exchange Act of 1934 for the fiscal year ended March 31, 2012. All amendments to such Annual Report on Form 18-K/A filed by South Africa following the date hereof shall be incorporated by reference into this document. Any statement contained in a document, all or a portion of which is incorporated or deemed to be incorporated by reference herein, shall be deemed to be modified or superseded for purposes of this document to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modified or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this document.

TABLE OF CONTENTS

SUMMARY INFORMATION	1
INTRODUCTION	3
REPUBLIC OF SOUTH AFRICA	6
Area and Population	6
Government and Political Parties	6
Land Reform	14
Mining Industry Reform	15
Crime Prevention	18
International Relations	23
Regional Arrangements	25
Development Finance Institutions (DFIs)	26
Public Health	27
THE SOUTH AFRICAN ECONOMY	31
Overview	31
Informal Sector of the Economy	61
Prices and Wages	67
MONETARY AND FINANCIAL SYSTEM	70
The SARB	70
Monetary Policy	70
Financial System Stability	76
Regulation of the Financial Sector	76
Structure of the Banking Industry	80
Financial Sector Charter	80
Credit Allocation	81

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Capital Markets	83
Exchange Controls	86
Gold and Foreign Exchange Contingency Reserve Account (GFECRA)	89
THE EXTERNAL SECTOR OF THE ECONOMY	91
Foreign Trade	91
PUBLIC FINANCE	103
Background	103
The Budget Process	107
MTBPS	108
Taxation	113
Company Tax	114
Revenue	119
Financing	121
Public Enterprises	122
NATIONAL GOVERNMENT DEBT	128
General	128
Summary of Internal National Government Debt	129
Summary of External National Government Debt	129
Guaranteed Debt	130
Debt Service	131
Debt Record	132
Tables and Supplementary Information	133

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In this document, the government of the Republic of South Africa is referred to as the “National Government” or the “South African Government”. The currency of the Republic of South Africa (South Africa) is the South African Rand. In this document, all amounts are expressed in South African Rand (R or Rand) or U.S. Dollars (US$, $ or Dollars), except as otherwise specified. See “The External Sector of the Economy — Reserves and Exchange Rates” for the average rates for the Rand against the Dollar for each of the years 2007 through 2011 and for the 11-month period ended November 30, 2012. On December 4, 2012, the exchange rate, as reported by the South African Reserve Bank (SARB), was R 8.8523 per Dollar (or .1129 U.S. cents per Rand).

As used herein, one billion equals 1,000 million.

References in this description to fiscal years are to the Republic of South Africa’s fiscal year beginning April 1 and ended March 31 in any given year. For example, fiscal year 2012 refers to the fiscal year begun April 1, 2011 and ending March 31, 2012. Economic data presented in this document is presented on a calendar year basis unless reference is otherwise made to the relevant fiscal year. For example, economic data referring to the first six months of the year relates to the six-month period running from January 1 to June 30 of the referenced year.

Unless otherwise stated herein, references in this description to the 2012-2013 Budget are to the 2012-2013 National Budget as released in February 2012 and not as amended by the Medium Term Budget Policy Statement (MTBPS) released on October 25, 2012. References to the 2012-2013 Consolidated Budget, which includes the 2012-2013 National Budget as part thereof, shall be construed accordingly.

Some figures included in this document have been subject to rounding adjustments. As a result, sum totals of data presented in this document may not precisely equate to the arithmetic sum of the data being totaled.

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SUMMARY INFORMATION

The following summary tables do not purport to be complete and are qualified in their entirety by the more detailed information appearing elsewhere in this document.

The following tables set forth certain summary statistics about the economy of South Africa, public finance and debt of the National Government for the periods indicated.

	As of and for the year ended December 31,					As of and for the six-month period ended June 30,(1)
	2007	2008	2009	2010	2011	2012
	Rand (million) (except percentages)
The Economy
Gross Domestic Product (GDP)
Nominal(2)	2,016,185	2,262,502	2,398,155	2,661,434	2,964,261	3,126,910	(3)
Real(4)	1,751,165	1,814,532	1,786,637	1,838,263	1,895,668	1,932,468	(3)
Real % change from prior year	5.5%	3.6%	(1.5)%	2.9%	3.1%	3.0%
Change in per capita earnings (%)(5)	3.4%	2.9%	(0.4)%	3.9%	2.5%	N/A
Nominal GDP for fiscal year ended March 31	1,810,664	2,067,934	2,321,200	2,442,600	2,752,118	3,017,939
Total merchandise exports	537,516	704,293	556,432	625,359	746,518	188,461	(7)
Unemployment rate (%)	22.3%	22.9%	24.0%	24.9%	25.0%	25.5	%(6)
Balance of trade	(36,334)	(35,559)	(2,271)	27,208	16,390	(15,168	)(7)
Balance of payments
Current account	(140,551)	(161,874)	(97,062)	(74,958)	(98,785)	(51,879	)(7)
Financial account	153,513	96,139	113,219	69,810	77,365	24,045	(7)
Change in gross gold and other foreign reserves	45,996	92,677	(24,289)	(2,076)	107,194	15,372
Rand/Dollar exchange rate (average)	7.05	8.25	8.62	7.32	8.58	8.64	(8)
Consumer prices (2008=100)	89.7	100.0	106.4	109.5	114.9	119.5	(9)
Producer prices (2008=100)	154.7	180.8	180.8	191.7	207.7	220.8	(9)
Average monthly yields for listed National Government debt securities 5-10 yrs	8.09	9.15	8.25	8.39	8.01	6.84
Average monthly yields for listed National Government debt securities > 10 yrs	7.99	9.10	8.70	8.50	8.51	7.52

	As of and for the fiscal year ended March 31,
	2007	2008	2009	2010	2011	2012(11)	2013 (12)
Main Government Revenue	481,197.0	560,794.6	608,795.7	579,678.6	669,737.5	740,084.0	794,433.1
% of GDP(2)	26.6%	27.1%	26.4%	23.8%	24.3%	24.5%	24.3%
Main Government Expenditure	470,192.5	541,498.8	635,953.3	747,196.8	805,141.0	888,046.0	967,463.0
% of GDP(2)	26.0%	26.2%	27.6%	30.6%	29.3%	29.4%	29.6%
Main Budget Deficit	11,004.5	19,315.2	(27,715.6)	(167,518.2)	(135,403.4)	(147,962.0)	(173,031.0)
% of GDP(2)	0.6%	0.9%	(1.2)%	(6.7)%	(4.9)%	(4.9)%	(5.3)%
Net borrowing requirement	10,228.9	20,425.4	(23,238.3)	(161,754.8)	(133,232.3)	(144,141.0)	(165,533.0)
Change in cash and other balances(10)	(16,636.2)	(18,904.7)	(8,091.4)	(30,128.9)	(41,350.1)	(22,219.0)	24,328.0

Notes:— N/A = not available

(1)	First half of 2012, seasonally adjusted and annualized.
(2)	At market prices.
(3)	Estimate for first half of 2012, seasonally adjusted and annualized.

(4)	At constant 2005 prices.
(5)	Real growth rate in per capita earnings, at constant 2005 prices.
(6)	Quarterly Labour Force Survey (QLFS) as of June 2012.
(7)	Estimates to June 30, 2012.
(8)	Rand/Dollar rates are averages for the period through September 30, 2012.
(9)	As of September 30, 2012. Calculated based on the average values over the nine months.
(10)	The total debt of National Government (net) is calculated with due account of the bank balances of the National Revenue Fund (balances of National Government’s accounts with the SARB and the Tax and Loans Accounts with commercial banks).
(11)	Final outcome for fiscal year 2012, as reflected in the MTBPS (October 2012).
(12)	Estimates as revised and reflected in the MTBPS (October 2012).

Source: South African National Treasury, SARB and Statistics SA (Stats SA).

INTRODUCTION

South Africa has been an established constitutional democracy since 1994, when it held its first fully democratic national elections. South Africa has the most developed economy in Sub-Saharan Africa in terms of total GDP, and accounted for approximately one-third of the aggregate GDP of Sub-Saharan Africa during 2011 (source: IMF, World Economic Outlook Database, October 2012). The South African economy is diverse and supported by a well-developed legal system and a sophisticated financial system. The major strengths of the South African economy are its services and manufacturing sectors, its strong physical and economic infrastructure and its abundant natural resources, including gold, platinum metals and coal.

The country’s fourth fully democratic national elections took place on April 22, 2009, and saw the ruling African National Congress (ANC) maintaining its significant majority in Parliament. On May 9, 2009, ANC President Jacob Zuma was sworn in as the President of South Africa, replacing Kgalema Motlanthe, who became deputy president.

Historically, from 1993 until 2012, the GDP growth rate averaged 3.3% reaching an all time high of 7.6% in December of 1994 and a record low of -6.3% in March of 2009. South Africa’s real gross domestic product (GDP) accelerated to 3.2% in the second quarter of 2012 from 2.7% in the first quarter, driven mainly by the primary sector, which includes agriculture and mining. The 2012 MTBPS projects that South Africa’s GDP growth is expected to improve over the medium term. Real GDP growth is forecast to average 2.5% in 2012 and 3.0% in 2013, 3.8% in 2014 and rising to 4.1% in 2015.

As in many other economies, the National Government has taken steps to mitigate the impact of the global economic crisis on the economy through more expansionary fiscal and monetary policies and measures to support ailing industries.

Public-sector infrastructure investment, which has increased as a share of GDP from 4.3% in 2005 to 8.0% in the first half of 2012, remains central to the National Government’s economic development plans. The factors expected to contribute to an improved performance include expanded infrastructure investment, the activation of new electricity-generating capacity, relatively low inflation and interest rates, and strong regional growth.

As a step towards sustainability, the 2012 fiscal framework is premised on a shift in the composition of government expenditure towards infrastructure investment. Moderation in the growth of public wages bill is expected to cause compensation as a proportion of non-interest spending to decline over the medium term expenditure framework (MTEF) period. A recovery in tax revenue, more moderate growth in consumption expenditure, and additional savings from goods and service budgets will mean that by fiscal year 2014, the National Government will have sufficient revenue to pay for current expenditure. In general, government borrowing should be to finance investment. Priority will be given to spending that strengthens the asset base of the economy, including through capital investment, maintenance and refurbishment and building public capacity to plan and manage infrastructure.

Owing to weaker economic conditions, anticipated tax revenue for 2012/13 has been revised downwards, leading to a higher-than-projected consolidated budget deficit in the current fiscal year. The deficit is expected to narrow gradually towards 3.1% of GDP in 2015/16. Revenue is expected to grow in line with economic forecasts, remaining at about 27.5% of GDP. Real growth of non-interest expenditure is projected to average 2.9% per year over the MTEF period, below the pace of economic growth, which will enable a gradual reduction in the ratio of expenditure to GDP as the economy recovers. The primary balance is expected to narrow towards 0.4% of GDP, stabilizing the growth of debt.

Nevertheless, debt-service costs will continue to outpace the overall growth of expenditure. Following a reduction in November 2010, the SARB’s repurchase rate has subsequently remained at 5.5%. The lowering of the repurchase rate was necessitated by the fall in the inflation rate from 6.1% in September 2009 to 3.4% in October 2010. The inflation rate in September was 5.5%, and is expected to average 5.3% in the last quarter of 2012, 5.2% in 2013, and 5.0% in 2014. The current account deficit has widened sharply over the past year and is expected to average 5.9% of GDP in 2012, up from 3.3% in 2011. The trade deficit detoriated to 1.9% of GDP in the first half of 2012 and net transfer payment nearly doubled as a share of GDP due to an increase in net customs revenue payments to the South African Customes Union. Export volumes contracted at an annual rate of 6.3% in the second quarter of 2012 after falling by 1.5% in the first quarter of 2012.

Against this background, South Africa continues to address a legacy of great divisions within the population, largely along racial lines, which have taken a heavy toll on human development and the economy. These divisions are evidenced by the chronically high formal sector unemployment rate which the official estimate puts at 25.5% as of September 30, 2012 and the widely divergent nature of the economy, in which vast sections of the populace still suffer significant inadequacies in areas such as housing, sanitation, healthcare and education, while a minority enjoys the benefits associated with a highly developed society. The National Government has expressed its firm intent to continue to address South Africa’s social and developmental challenges within a consistent, growth-oriented fiscal and budgetary framework.

The economic challenges facing South Africa are to support the economy in a sustainable fashion through the economic recovery while continuing to meet the National Government’s commitments and spending priorities, which include broadening participation, increasing service delivery, minimizing the effects of the global recession, extending opportunities to all, strengthening industrial development and trade performance and accelerating the pace of job creation and employment. These challenges will be met, in part, through sound tax policy and the stabilization of public spending within a fiscal framework that takes international and domestic risks into account.

As the National Government pursues these goals, it recognizes that private sector confidence, respect for private property rights, cooperation between labor and management and reduced levels of criminal violence will continue to be important determinants of South Africa’s ability to achieve sustainable economic growth and employment opportunities for all economically active South Africans.

MAP OF THE REPUBLIC OF SOUTH AFRICA

REPUBLIC OF SOUTH AFRICA

Area and Population

South Africa is situated on the southern tip of the African continent, with the Atlantic Ocean to the west and the Indian Ocean to the east. The north of the country shares common borders with Namibia, Botswana and Zimbabwe and, to the north east, the country shares a border with Mozambique. South Africa also shares common borders with the kingdoms of Lesotho and Swaziland. The total surface area of South Africa is approximately 1,219,090 square kilometers, with over 3,000 kilometers of coastline.

South Africa comprises nine provinces, which are the Eastern Cape, Free State, Gauteng, KwaZulu-Natal, Limpopo, Mpumalanga, Northern Cape, North West and Western Cape Provinces.

In the former racial classification that formed the basis for the apartheid system, “Black” referred to persons of original African indigenous origin, “Asian” to persons of Asian origin, “White” to persons of Caucasian ethnic origin and “Coloured” to persons of mixed race. While the National Government no longer makes any unfair discrimination based on race, the country’s history of racial division and racial and ethnic differences continues to have social and economic significance. This is because social and economic policies are judged partly by their ability to address disparities and discrimination and to equalize opportunities. Therefore, in this document, reference to such racially classified statistics is made occasionally to illustrate those disparities.

South Africa’s population is approximately 51.8 million people as at December 31, 2011, of which 26.6 million people, representing 51.3% of the population, are female. Approximately 79.2 % are Black, 8.9% are Coloured, 2.5% are Indian/Asian and 8.9% are White (source: Census 2011). The most densely populated parts of South Africa are the four major industrialized areas, the Pretoria/Witwatersrand/Vereeniging area of Gauteng (which includes Johannesburg), the Durban/Pinetown/Pietermaritzburg area of KwaZulu-Natal, the Cape Peninsula area of the Western Cape (which includes Cape Town) and the Port Elizabeth/Uitenhage area of the Eastern Cape.

Stats SA estimates the average life expectancy in South Africa for females to be 59.1 years, and for males to be 54.9 years. However, it should be noted that life expectation estimates vary, primarily due to differences in assumptions about the rapidity with which the HIV epidemic will spread and the morbidity and mortality of the disease (see “— Public Health — HIV, AIDS and Tuberculosis (TB)”).

South Africa has a diverse population consisting of Afrikaans and English-speaking Whites, Asians (including Indians), Coloureds, Khoi, Nguni, San, Sotho-Tswana, Tsonga, Venda and persons that have immigrated to South Africa from across the globe. By virtue of the country’s diversity, South Africa has 11 official languages, namely Afrikaans, English, isiNdebele, isiXhosa, isiZulu, Sepedi, Sesotho, Setswana, siSwati, Tshivenda and Xitsonga. According to the results of the census conducted in 2011, isiZulu is the mother tongue of 22.6% of the population, followed by isiXhosa at 15.9%, Sepedi at 9.1%, Afrikaans at 7.9%, and English and Setswana at 8.2% each. IsiNdebele is the least spoken language in South Africa, at 1.5% (source: Census 2011).

Government and Political Parties

Constitution

Following the repeal of apartheid legislation, South Africa held its first fully democratic national election in 1994. The final Constitution was adopted in 1996 and phased in between 1997 and 1999. South Africa’s Constitution is hailed as one of the most progressive in the world and enjoys high acclaim internationally. The Constitution states that South Africa is “founded on a commitment to achieve equality, to promote and protect human dignity and to advance human rights and freedoms”. The Constitution enshrines the principles of supremacy of the rule of law, universal adult suffrage, regular elections and multi-party democracy. The Bill of Rights contained in Chapter 2 of the Constitution is one of the world’s broadest, guaranteeing freedom of speech, movement and political activity, and providing persons accused of crimes with many legal protections including the right to a speedy trial and the right to remain silent. The Bill of Rights also enshrines the right to access to adequate housing, food, water, education and healthcare, and prohibits discrimination on the basis of race, gender, sexual orientation, age, pregnancy or marital status.

The Constitution provides for the separation of powers among the legislative, executive and judicial branches of the National Government. Under the Constitution, the bicameral Parliament, in which the legislative authority of the National Government is vested, is comprised of a National Assembly and a National Council of Provinces.

The National Assembly consists of no fewer than 350 and no more than 400 members elected on the basis of proportional representation pursuant to which political parties receive seats in proportion to the votes cast for the parties concerned. Of the 400 seats in the National Assembly, approximately 200 seats are selected from provincial lists, with a fixed number allocated to each province. The remaining seats are filled from national lists to ensure proportionality in accordance with the total number of votes cast for each party in the national election.

The National Council of Provinces consists of 90 members (namely 54 permanent members and 36 special delegates). Each of the nine provincial legislatures elects ten representatives.

The Constitution provides for national elections every five years and places all elections and referendums in the country for all three spheres of government (national, provincial and local) under the control of the Independent Electoral Commission (IEC). The most recent national and provincial elections were held in April 2009 and municipal elections took place in May 2011. The next national and provincial elections are due to take place in mid-2014.

Each province has its own executive authority, the premier. The premiers are elected by each Provincial legislature from among its members. The powers of the premier are exercised in consultation with a provincial executive council, which is constituted in a manner similar to the Cabinet in the National Government. The provinces exercise limited power on a national level, principally through their representatives in the National Council of Provinces, and also through their power to block Parliamentary action affecting the constitutional position and status of the provinces.

Political Parties

The ANC, which was founded in 1912 and which led the struggle against apartheid, is the ruling party in eight of the nine South African provinces and is the most influential party in South Africa in terms of the size of its electoral constituency support. The ANC occupies 264 of the National Assembly’s 400 seats. Every five years the ANC holds a National Conference, which is its highest decision-making body, and which decides the policies of the ANC, adopts proposed constitutional amendments and elects the National Executive Committee. At its 52nd National Conference held in Polokwane, Limpopo Province in December 2007, the ANC elected the current President of South Africa, Jacob Zuma, as president of the ANC, and Kgalema Motlanthe as his deputy. The most recent meeting of all the ANC branches was the National General Council (NGC) held in Durban from September 20-24, 2010. The NGC is a forum between National Conferences where the ANC reviews progress and challenges since its last National Conference.

The ANC will have its 53rd National Conference in Mangaung, Free State Province from December 16-20, 2012. At the National Conference, the ANC will elect its top officials, including the:

•	president;

•	deputy president;

•	secretary general;

•	deputy secretary president;

•	chairperson; and

•	treasurer.

The 80-member National Executive Committee, which is the party’s highest decision-making body between conferences, will also be elected at the National Conference.

The ANC Youth League (ANCYL), under the former leadership of Julius Malema and its principal spokesperson, Floyd Shivambu, made a number of public statements during the last three years calling for the nationalization of mines and mining assets. The ANCYL has also advocated for the nationalization of banks and the expropriation of agricultural land without compensation. Various ANC officials have responded by stating that nationalization is neither government nor ANC policy.

In November 2011, Julius Malema faced disciplinary hearings for allegedly bringing the ANC party into disrepute and sowing division in the party ranks. The disciplinary committee found him guilty and suspended Malema from the ANC for five years. Mr. Malema appealed the decision. In April 2012, the National Disciplinary Committee of Appeals (NDCA) dismissed the appeal by Mr. Malema. With regards to Mr. Malema’s disciplinary hearing held in May 2010, the sanction imposed by the National Disciplinary Committee (NDC) that Mr. Malema’s ANC membership be suspended for a period of two years was confirmed. In respect of the hearing held in 2011, the NDCA confirmed the sanction imposed by the NDC that Mr. Malema be expelled from the ANC.

The Democratic Alliance (DA), founded in 2000, currently serves as the official opposition in the National Assembly. In the 2004 elections, the DA won 50 of the 400 seats in the National Assembly and after the 2009 national and provincial elections it now holds 67 seats. In early 2007, Helen Zille assumed the leadership of the DA after former leader Tony Leon stepped down.

On August 15, 2010, the DA and the Independent Democrats announced that the two parties had ratified a memorandum of understanding, paving the way for complete integration by 2014. The memorandum of understanding makes provision for Independent Democrat members of the National Assembly and Provincial Legislatures to hold dual membership until the next national and provincial elections in 2014.

On March 14, 2011, Patricia de Lille (the former leader of the Independent Democrats) became the DA’s mayoral candidate in Cape Town, ahead of the 2011 local government elections. She was subsequently elected as the Mayor of Cape Town on June 1, 2011. Lindiwe Mazibuko was elected as the Parliamentary Leader of the DA on October 27, 2011.

On November 10, 2008, a faction of the ANC broke away from the party and launched a new political party, called the Congress of the People (COPE), led by former ANC chief whip and Defense Minister Mosiuoa Lekota and former Gauteng Premier Mbhazima Shilowa. COPE won 30 seats in the National Assembly following the April 2009 elections. Since then, there has been a leadership dispute between Mosiuoa Lekota and Mbhazima Shilowa. Mr. Shilowa has since been expelled from the party. In May 2012, the Constitutional Court dismissed Mr. Shilowa’s application for direct access to challenge his expulsion; however Mr. Shilowa’s application to the South Gauteng High Court to interdict COPE from holding its planned December 2012 elective conference while litigation around his expulsion is pending was granted in September 2012. Mr. Shilowa’s application challenging his expulsion from COPE is scheduled to be heard by the South Gauteng High Court on February 1, 2013.

The Inkatha Freedom Party (IFP) was founded in 1975. In 2004, the IFP won 28 seats in the National Assembly which were reduced to 18 after the 2009 elections. In the May 2011 municipal elections, the IFP was unable to lodge the required documentation in time to contest the local government election in Umzumbe, an IFP stronghold. This culminated in an urgent application to the Constitutional Court, the result of which was an affirmation by the Constitutional Court of the Electoral Commission’s view that the IFP could not contest the election in Umzumbe. The current leader of the IFP is Chief Mangosuthu Buthelezi.

A number of minority parties make up the balance of the seats presently held in the National Assembly, including the United Democratic Movement (UDM, 4 seats), the Independent Democrats (ID, 4 seats), the Freedom Front Plus (VF Plus, 4 seats), the African Christian Democratic Party (ACDP, 3 seats), the United Christian Democratic Party (UCDP, 2 seats), the Pan Africanist Congress of Azania (PAC, 1 seat), the Minority Front (MF, 1 seat), Azanian People’s Organisation (AZAPO, 1 seat) and the African People’s Convention (APC, 1 seat).

Presidential Developments

Following the June 1999 elections, Thabo Mbeki of the ANC succeeded Nelson Mandela as President and continued to serve as President following the 2004 elections. Phumzile Mlambo-Ngcuka, who had been serving in the Cabinet as Minister of Minerals and Energy, was appointed as the first female Deputy President of South Africa in July 2005, replacing Deputy President Jacob Zuma who was released from his duties by the then

President Thabo Mbeki following allegations of corruption. On September 20, 2006 the charges of corruption against Jacob Zuma were struck from the court roll because the state was not ready to proceed with its case. The National Prosecuting Authority (NPA) attempted to recharge Jacob Zuma, but the Pietermaritzburg High Court ruled on September 12, 2008 that the decision to prosecute Jacob Zuma on corruption, racketeering and tax evasion charges was procedurally invalid.

In September 2008, the ANC recalled Thabo Mbeki from office before his term expired. The ANC stated that the decision had been made in light of a High Court judgment which suggested executive meddling in the decision to prosecute Jacob Zuma. On September 21, 2008 Thabo Mbeki tendered his resignation, which became effective on September 25, 2008.

Following Thabo Mbeki’s resignation, the National Assembly voted by secret ballot to determine which of two nominees (that of the ANC and that of the DA) would fill the vacant office of president. Kgalema Motlanthe, of the ANC, captured the majority of the votes and was sworn in as South Africa’s President on September 25, 2008, with Baleka Mbete, also of the ANC, appointed as his deputy.

On January 12, 2009, the Supreme Court of Appeal held that the Pietermaritzburg High Court had erred in its ruling regarding the declaration that the decision of the NPA to prosecute Jacob Zuma was invalid. The matter was taken on appeal to South Africa’s highest court, the Constitutional Court, and the matter was set to be heard on May 12, 2009. However on April 6, 2009, the NPA announced that it had dropped the corruption charges against Jacob Zuma, citing political interference in the legal process. On April 7, 2009, the DA launched an application to the North Gauteng High Court to review, correct and set aside the decision by the NPA to withdraw the criminal prosecution against Jacob Zuma. The DA’s application was dismissed, with the court finding that the DA did not have a “direct interest” in the decision by the NPA to abandon the charges against Zuma and thus lacked standing to review the NPA’s decision. The DA appealed to the Supreme Court of Appeal and, in a judgment handed down on March 20, 2012, the Supreme Court of Appeal upheld the appeal by the DA and ordered the NPA to produce the record relating to the NPA’s decision to withdraw the criminal prosecution against Jacob Zuma.

2009 National and Provincial Elections

In April 2009, approximately 23 million South Africans registered to vote in the national and provincial elections, compared to the approximately 20.6 million people registered to vote in the 2004 elections. This included South Africans who were abroad as of March 12, 2009, as the Constitutional Court ordered that all South African citizens who were registered to vote (including those citizens who would be abroad on the election day) would be entitled to vote in the elections.

The IEC approved the candidate lists of 42 political parties that contested the national and provincial elections. Of these parties, 28 political parties were registered to contest the national election for the National Assembly. Of these 28, 11 political parties applied to contest all nine provincial legislatures, 14 political parties applied to contest only some provinces and three parties applied to contest only the election to the National Assembly.

According to IEC data, a total of 17,919,966 South Africans cast their votes in the elections on April 22, 2009. The April 2009 were considered fair, transparent and credible by the IEC. The official general election results were announced on April 25, 2009. The ruling ANC won the elections, receiving 65.90% of the votes cast in respect of the national elections. The DA remained the official opposition of the ANC, with 16.66% of the votes, and COPE came in third with 7.42% of the votes.

The table below sets out the National and Provincial Assembly seats secured by political parties following the April 2009 general elections.

	Number of seats in National Assembly		Number of seats in Provincial Assembly
Political Party
ANC	264	(66%)	126	(63%)
DA	67	(16.75%)	32	(16%)
COPE	30	(7.5%)	16	(8%)
IFP	18	(4.5%)	9	(4.5%)
UDM	4	(1%)	3	(1.5%)
VF Plus	4	(1%)	3	(1.5%)
ID	4	(1%)	3	(1.5%)
ACDP	3	(0.75%)	3	(1.5%)
UCDP	2	(0.5%)	1	(0.5%)
AZAPO	1	(0.25%)	1	(0.5%)
APC	1	(0.25%)	1	(0.5%)
MF	1	(0.25%)	1	(0.5%)
PAC	1	(0.25%)	1	(0.5%)

Total	400	100.0%	200	100.0%

Source: IEC.

On May 9, 2009, following the ANC’s victory in the elections, Jacob Zuma was inaugurated as the fourth democratically elected President of the Republic, with Kgalema Motlanthe as his deputy.

2011 Municipal Elections

Municipal elections are held every five years. The 2011 municipal elections were held on May 18, 2011 at which 13.66 million South Africans voted. This was the highest voter turnout since the first municipal elections following the reorganization of municipalities in 2000. Before the 2011 elections, the ANC had control of a majority of municipalities in each province, including the Western Cape Province. In the 2011 elections, the DA won a majority (57.08%) of the votes in the Western Cape Province. In the Nelson Mandela Bay municipality, the ANC also obtained a majority of votes. Although the DA increased its presence in the Northern Cape (to 22.27%), the ANC won control of the province as a whole (at 63.57%).

COPE, the NFP and the IFP also tried to improve their standings but failed to obtain control of any municipalities. Various smaller parties contested the elections, but made no significant impact.

The end results of the 2011 municipal elections were that, of 35,235,914 votes cast, the ANC won 63.65% of the votes, the DA won 21.97%, the IFP won 3.94%, the NFP won 2.58% and COPE won 2.33%. Each of the remaining parties contesting the elections obtained results below 1%.

Zuma Administration

The Constitution provides for a Cabinet consisting predominantly of members of the National Assembly, who retain their seats while in the Cabinet. Cabinet portfolios are allocated by the President. The Cabinet generally operates by consensus rather than by voting. On May 10, 2009, President Zuma announced his initial Cabinet, which consisted of 34 ministers who are members of Parliament, in addition to the President and the Deputy President, as well as some structural changes to the National Government. Several departments were split and new departments were created. President Zuma also announced his intention to form a National Planning Commission (NPC) which has now been established and is based in the Presidency. The NPC is responsible for strategic planning for the country, and aims to ensure adherence to the “National Plan” by all spheres of the National Government. The NPC is headed up by the former Minister of Finance, Trevor Manuel. Trevor Manuel’s replacement as Minister of Finance is Pravin Gordhan, who had headed the SARS for the past decade.

The mandate of the NPC is contained in the “Revised Green Paper: National Planning Commission” which was released in February 2010. The revised green paper sets out in broad terms how the NPC should work and interact with the government and the broader society. The document lists 11 subjects on which the NPC may want to release detailed reports namely: water, energy, education, health and demography, spatial planning, infrastructure, transport, defense capabilities, climate change and the economy.

The NPC released a diagnostic report on June 9, 2011 that aims to identify the main challenges confronting the country and to examine the underlying causes of such problems. The diagnostic report is not a plan; it provides the basis for a plan.

The diagnostic report covers the following topics:

•	human conditions;

•	material conditions;

•	nation building;

•	the economy; and

•	institutions and governance.

On November 11, 2011, the NPC released its vision statement for 2030, as well as a National Development Plan (NDP 2030) for the Cabinet’s consideration. The NDP 2030 focuses on key priority areas and identifies nine primary challenges: high unemployment, poor education outcomes, a high disease burden, divided communities, uneven public-service performance, settlement patterns that marginalize the poor, corruption, an overly resource-intensive economy and crumbling infrastructure.

The key areas of focus for the NDP 2030 are:

•	enhanced capabilities and an active citizenry;

•	growth, investment and employment;

•	rising standards of education and a healthy population;

•	an effective and capable government;

•	collaborations between the private and public sectors; and

•	leadership from all sectors of society.

The Cabinet is reshuffled by the President, from time to time, to reflect the impact on various portfolios of evolution in executive strategy. On October 31, 2010, President Zuma announced a reshuffle of the Cabinet to facilitate effective service delivery, which resulted in seven ministers being replaced and 14 deputy ministers being appointed. Since October 31, 2010, President Zuma has made replacements to the Public Works Minister, the National Police Commissioner, the Minister of Cooperative Governance and Traditional Affairs, the Public Service Administration Minister and the Communications Minister, amongst others. Most recently, on June 12, 2012, President Zuma announced the following replacements:

•	Public Service and Administration Minister, Roy Padayachie (deceased) was replaced by former Defence Minister, Ms Lindiwe Sisulu.

•	Defence Minister Ms Lindiwe Sisulu was replaced by former Correctional Services Minister, Ms Nosiviwe Mapisa-Nqakula.

•	Correctional Services Minister, Ms Nosiviwe Mapisa – Nqakula was replaced by former Transport Minister, Mr Sibusiso Ndebele.

•	Transport Minister, Mr Sibusiso Ndebele was replaced by former Deputy Minister of Public Enterprises, Mr Benedict Martin.

Also on June 12, 2012, President Zuma dismissed the National Police Commissioner, General Bheki Cele, replacing him with Ms Mangwashi Victoria Phiyega. General Cele’s dismissal followed an announcement by President Zuma in October 2011 that the National Police Commissioner would be suspended with immediate effect following allegations by Public Protector Thuli Madonsela of misconduct in the leasing of police accommodation.

On October 3, 2012, following the election by then Minister of Home Affairs, Nkosazana Zuma, to be chairperson of the African Union Commission, President Zuma announced the appointment of two new Ministers:

•	Ms Naledi Pandor, the former Minister of Science and Technology, was appointed as Minister of Home Affairs.

•	Mr Derek Hanekom, the Deputy Minister of Science and Technology, took over as Minister of Science and Technology.

Legal System

The South African legal system is based upon Roman-Dutch law and incorporates certain elements of English law, subject to the Bill of Rights contained in the Constitution. Judicial authority in South Africa is vested in the courts, which are established pursuant to the Constitution. The Constitution is the supreme law of the land and no other law can supersede the provisions of the Constitution. The Constitutional Court has jurisdiction as the court of final instance over all matters relating to the interpretation, protection and enforcement of the terms of the Constitution and is the court of first instance on matters such as those concerning the constitutionality of an Act of Parliament referred to it by a member of the National Assembly. Decisions of the Constitutional Court are binding upon all persons and upon all legislative, executive and judicial organs of state. Matters not falling within the jurisdiction of the Constitutional Court fall within the jurisdiction of the Supreme Court, which consists of the Supreme Court of Appeal and various High Courts. Judgments of the Supreme Court of Appeal are binding on all courts of a lower order, including the High Courts, and judgments of the High Courts are binding on the lower courts within their respective areas of jurisdiction.

The Chief Justice and the Deputy Chief Justice of the Constitutional Court are appointed by the President in consultation with the Judicial Service Commission (JSC) and the leaders of parties represented in the National Assembly. The Judge President and Deputy President of the Supreme Court of Appeal are appointed by the President after consulting with the JSC only. The remaining judges of the Constitutional Court, the Supreme Court of Appeal and the High Courts are appointed by the President on the advice of the JSC.

Former Chief Justice Sandile Ngcobo retired on August 12, 2011 and was replaced by the new Chief Justice, Mogoeng Mogoeng, on September 8, 2011. Prior to his retirement, President Zuma had extended Chief Justice Ngcobo’s term of office. However, this decision was declared unconstitutional by the Constitutional Court which held that the section of the Judges’ Remuneration and Conditions of Employment Act, which the President relied on to extend the term of office, was unconstitutional. The appointment of Mogoeng Mogoeng to the position of Chief Justice ahead of Deputy Chief Justice Dikgang Moseneke was controversial and prompted public scrutiny of the JSC and the consultation process. Chief Justice Mogoeng Mogoeng’s appointment was confirmed after an intensive two-day televised interview before the JSC that was chaired by Deputy Chief Justice Moseneke.

Broad Based Black Economic Empowerment

Broad Based Black Economic Empowerment (BBBEE) is a core tenet of the National Government’s initiative to address the economic exclusion of historically disadvantaged South Africans by encouraging the redistribution of wealth and opportunities to historically disadvantaged persons. As part of this initiative, the National Government enacted the Broad Based Black Economic Empowerment Act, 2003 (Act No. 53 of 2003) (BBBEE Act), which came into effect in April 2004. For purposes of the BBBEE Act, “black people” is a generic term which means Africans, Coloureds and Indians. On June 18, 2008, the High Court of South Africa ordered that South African Chinese persons (who are South African citizens or would have obtained citizenship but for the previously applicable discriminatory laws) be included within the ambit of the BBBEE Act. The BBBEE Act aims to facilitate BBBEE and promote economic transformation by: incentivizing meaningful participation by black people in the economy; changing the racial composition of ownership and management structures in enterprises; promoting investment programs that lead to BBBEE; enabling access to economic activities, infrastructure and skills for black women and rural and local communities; increasing the extent to which workers, communities and cooperatives own and manage enterprises; and promoting access to finance for black economic empowerment (BEE).

The Department of Trade and Industry (the DTI) has, as empowered by the BBBEE Act, issued the BBBEE Codes of Good Practice on Black Economic Empowerment (the Codes). The Codes, which were promulgated in February 2007, require that every organ of national and local government and every public entity must, as far as is reasonably possible, apply best BEE practices in issuing licenses, implementing procurement policies, determining qualification criteria for the sale of state-owned enterprises and developing criteria for entering into public private partnerships. The Codes set out general principles for measuring ownership and management control, preferential procurement, employment equity, skills development, enterprise development and socio-economic development, including special guidance for qualifying small enterprises. The Codes also provide guidance on fronting practices, BEE verification, the recognition of contributions toward BEE of multinationals, and the treatment of public entities and other enterprises wholly owned by organs of state. The Codes are subject to review by the Minister of Finance in 2017.

Multinational Companies

The Codes have given multinational companies flexibility in the manner in which they can implement the Codes should they wish to do so. A multinational company trading in South Africa can retain sole ownership of its South African subsidiary, provided that alternative measures to broaden economic participation by black people, in terms of the Codes, are exercised. This retention of ownership by a multinational over its South African subsidiary can be achieved by implementation of “equity equivalent” programs which must be pre-approved by the Minister of the DTI as well as the ministry of the industry in which the relevant multinational enterprise operates. Such equity equivalent programs focus on skills transfer, empowerment of SMME businesses and broader socio-economic empowerment projects.

Public Entities and State Agencies

The BBBEE Act places a legal obligation on state agencies to contribute to BBBEE, including when developing and implementing their preferential procurement policies. The Preferential Procurement Policy Framework Act, 2000 (Act No. 5 of 2000) (PPPFA) was promulgated as a result of Section 217 of the Constitution, which states that all spheres of government must have a mechanism in place that would bring about categories of preference in allocation of contracts when procuring goods and services to advance historically disadvantaged individuals (HDIs). In December 2006, when the Codes were approved for gazetting, Cabinet gave the DTI and the National Treasury a mandate to amend the PPPFA to advance the objectives of the BBBEE Act. The draft amended PPPFA was gazetted for public comment on August 20, 2009. On June 8, 2011, the Minister of Finance gazetted new regulations in terms of the PPPFA which became applicable to all organs of state and public entities as of December 7, 2011, except selected “major public entities” and certain national and provincial government business enterprises set out in the Public Finance Management Act, 1999 (Act No. 1 of 1999) (PFMA), which are exempted until December 7, 2012. In terms of the new regulations, the BBBEE contributorship level of an enterprise (calculated with reference to the Codes) will account for up to 20% of the scorecard in respect of all tenders valued between R30,000 and R1,000,000 and up to 10% of the scorecard in respect of tenders exceeding R1,000,000.

Private Sector

Although the BBBEE Act does not place a legal onus on private sector entities to comply with its provisions, a number of sectors within the South African economy anticipated the enactment of the BBBEE Act and its principles and committed themselves to transformation through sector specific charters. The BBBEE Act provides for the DTI to publish and promote any transformation charter (for later development into industry codes) for a particular sector of the economy, provided that charter (or code) is developed by the major stakeholders in that sector and advances the objectives of the BBBEE Act. These charters/codes set out a blueprint and timeline for the transformation of the relevant economic sectors. Examples include the Agri-BEE

Charter, the Marketing, Advertising and Communication Sector Charter, the Integrated Transport Sector Codes, the Forest Sector Code, the Construction Sector Code, the Tourism Sector Code, the Chartered Accountancy Sector Code, the Property Sector Charter and the Information and Communication Technology (ICT) Code. Other charters are being developed and draft versions thereof have been released, including the draft Financial Sector Code.

Going forward, some of the biggest challenges facing the National Government in relation to the implementation of BBBEE include educating the South African public on the objectives, opportunities and perceptions relating to BBBEE, providing certainty as to the requirements of BBBEE, ensuring that the objectives of BBBEE are properly adhered to and encouraging investment in South Africa that advances BBBEE and promotes economic and social transformation.

Land Reform

Land reform in South Africa is a complex issue, due both to the apartheid era legacy of dispossessing black South Africans of their land and to current human development challenges. The National Government seeks to, within the framework of the judicial process and the Constitution’s protection of private property rights, facilitate the equitable transfer of land to South Africans who were previously dispossessed of their land as a result of the land dispossession policies of the previous regime in South Africa.

In order to achieve these aims, the National Government has developed a land reform strategy that focuses on restitution, redistribution and land tenure reform, as outlined in a 1997 White Paper on Land Affairs. Restitution involves either returning land or providing alternative compensation to persons who have been deprived of their land; redistribution encourages the acquisition of land by disadvantaged South Africans (with the aid of government grants); and land tenure reform aims to create a unified and secure system of landholding.

The Department of Rural Development and Land Reform had previously set 2014 as the deadline for achieving land reform in South Africa through the redistribution of 30% of white-owned commercial agricultural land to those previously dispossessed of such land. Section 25 of the Constitution provides that property may only be expropriated subject to compensation that is either agreed by those affected or decided or approved by a court. The National Government has been committed, in executing its land reform strategy, to uphold this constitutional principle.

In June 2007, the National Policy Conference of the ANC resolved that it was necessary to develop a detailed strategy in order to meet the 30% target. Pursuant to this, the Department of Public Works released a policy document on the expropriation of land and other property in the public interest or for public purposes. The policy document had two main objectives: (1) to enable the state to use expropriation as a means to affect land reform and (2) to align the Expropriation Act of 1975 with the Constitution. To achieve these goals, the Expropriation Bill was presented before Parliament on April 11, 2008, and after certification of the Bill, was published for public comment. On August 27, 2008, the Portfolio Committee on Public Works withdrew the Bill until further notice, stating that more time was needed to ensure consultation with a wide variety of stakeholders.

It has become apparent that the goal to redistribute 30% of white-owned commercial agricultural land to those previously dispossessed thereof will not be achieved by 2014. As of March 2012, the National Government had redistributed 9 million hectares (or 36%) of such land, and it is anticipated that the National Government will extend the deadline to 2020.

The Commission on Restitution of Land Rights has developed a strategic plan to finalize the remaining claims that addresses issues such as price negotiation, untraceable claimants, disputes and jurisdiction. The Department of Rural Development and Land Reform is in the process of verifying all outstanding claims. The final report will be released by December, 2012.

The implementation of the land restitution and land reform programs are supported through allocations to the Department of Rural Development and Land Reform. Expenditure grew from R6.7 billion in 2008 to R8 billion in 2011, mainly due to the increase in land reform and restitution grants, and is expected to increase to R10.3 billion by 2016.

The National Government is also currently investigating policy options with regards to foreign ownership of South African land and its effect on the National Government’s ability to meet its Constitutional duties to effectively deliver on land reform. The policy options recommend that where land has been earmarked for reform, restitution or integrated human settlement, National Government approval is required for the sale of that land to foreign nationals.

Significant strides have been made in the area of land reform:

•	as at March 31, 2012 , 640 farms had been recapitalized;

•

the Department of Rural Development and Land Reform has established a Social, Technical, Rural, Livelihood, Infrastructure and Facilitation (STRIF) branch and a Rural Infrastructure Development (RID) branch to support the comprehensive rural development program;

•

the Department of Rural Development and Land Reform has developed a model for handling claims with respect to land situated on strategic national assets, such as Kruger National Park, land owned by forestry companies, mining houses and sugar mills where the landowners have made significant capital investment. Such property is valuable and the Department of Rural Development and Land Reform estimated that an amount in excess of R100 billion would be required to provide restitution in respect of such land; and

•

in November 2011, the Department of Rural Development and Land Reform, together with the World Bank, launched the local and community driven development program, which empowers communities to take charge of their own development.

Mining Industry Reform

Mining in South Africa has historically been undertaken largely by the private sector. The most important mining houses in South Africa include Anglo American plc, De Beers Corporation, African Mineral Limited, BHP Billiton SA, Gold Fields Limited, Impala Platinum Holdings Limited, Lonmin plc, Kumba Iron Ore Limited, Exxaro Limited, Xstrata plc and Harmony Gold Limited. These corporations, together with their affiliates, are responsible for the majority of the gold, diamond, uranium, zinc, lead, platinum, chrome, iron ore, coal and silver production in South Africa.

As of June 2011, over 500,000 people were directly employed by the mining sector, of which over 169,000 were employed in the gold mining industry. As of January 2012, there were 1,647 registered mines and quarries in South Africa.

The Mineral and Petroleum Resources Development Act (MPRDA) and the Mining Charter

The National Government enacted the MPRDA in 2002. The MPRDA, which came into effect on May 1, 2004, together with the implementation of the Broad-Based Socio-Economic Empowerment Charter for the South African Mining Industry published on August 13, 2004 (the Mining Charter), recognizes the state’s sovereignty and custodianship over the country’s mineral resources. The MPRDA also provides for equitable access to mineral resources, expands opportunities for HDIs (including women-led entities) and promotes economic growth, employment and socio-economic welfare, and security of tenure. The Department of Mineral Resources (DMR) is currently in the advanced stage of reviewing the MPRDA with a view to streamlining mining regulation in South Africa and providing further clarity around such issues as the transfer, amendment, suspension and partitioning of rights. It is expected that the DMR will complete its review by the end of 2012.

The Minister of Mineral Resources (previously the Minister of Minerals and Energy) is the competent authority in regard to granting prospecting and mining rights. In granting rights to HDIs, the DMR’s objective for fiscal year 2012 was to grant 90 such rights, 47 of which have been granted as of September 30, 2012.

An online mineral resources administration system was launched in April 2011 to process mining license applications which enables the monitoring of the status and improves overall quality of license applications.

The DMR is also responsible for managing environmental impacts from mining related activities, and by the end of September 2012 conducted 775 environmental inspections out of a target of 1,800 inspections. The DMR is currently developing measures to streamline licensing process relating to mining environmental issues to improve turnaround times.

The vision of the Mining Charter is to create a globally competitive mining industry that reflects a non-racial South Africa and draws on the human and financial resources of, and offers real benefits to, all South Africans. The Minister of Mineral Resources, the Chamber of Mines and the National Union of Mineworkers signed the stakeholder’s declaration on strategy for the sustainable growth and meaningful transformation of South Africa’s mining industry on June 30, 2010.

The Mining Charter was reviewed after its first five years, as agreed by its signatories. The result of the review was the 2010 amendment to the Mining Charter, which reaffirmed the 2014 targets of the Mining Charter (the Revised Mining Charter).

The requirement under the Mining Charter for mining entities to achieve a 26% Historically Disadvantaged South Africans (HDSA) ownership of mining assets by the year 2014 has been retained. Amendments to the Mining Charter in the Revised Mining Charter include, amongst other things, the requirement by mining companies to: (i) facilitate local beneficiation of mineral commodities; (ii) procure a minimum of 40% of capital goods, 70% of services and 50% of consumer goods from HDSA suppliers by 2014 (these targets are exclusive of non-discretionary procurement expenditure); (iii) ensure that multinational suppliers of capital goods contribute a minimum of 0.5% of annual income generated from South African mining companies towards the socioeconomic development of South African communities via a social development fund beginning in 2010; (iv) achieve a minimum of 40% HDSA demographic representation by 2014 at all levels of management; (v) invest up to 5% of annual payroll in essential skills development activities; and (vi) implement measures to improve housing and living standards for mineworkers by converting or upgrading mineworkers’ hostels into family units, attaining an occupancy rate of one person per room and facilitating home ownership options for all mineworkers in consultation with organized labor, all of which must be achieved by 2014. In addition, mining companies are required to monitor and evaluate their compliance to the Revised Mining Charter and must submit annual compliance reports to the DMR.

The Scorecard for the Broad-Based Socio-Economic Empowerment Charter for the South African Mining Industry attached to the Revised Mining Charter (the Scorecard) makes provision for a phased-in approach for compliance with the above targets over the five-year period ending in 2014. For measurement purposes, the Scorecard allocates various weightings to the different elements of the Revised Mining Charter. Failure to comply with the provisions of the Revised Mining Charter will amount to a breach of the MPRDA and may result in the cancellation or suspension of a mining company’s existing mining and/or prospecting rights.

In 2008, the Mineral and Petroleum Resources Development Amendment Act was passed to do the following:

•	improve the MPRDA;

•	transfer environmental regulation of mines to the Minister of Environmental Affairs and Tourism;

•	deal with challenges of implementing the MPRDA;

•	implement technical improvements to the MPRDA to improve efficiency in the management of the country’s mineral resources;

•	improve the handling of residue stockpiles and residue deposits; and

•

streamline the process of obtaining ministerial approval for cessions, transfers and encumbrances of rights aimed at promoting and protecting new entrants into the mining industry and of facilitating economic development.

The Mineral and Petroleum Resources Development Amendment Act is yet to come into force. The DMR is currently looking at further possible amendments to the MPRDA to reinforce the objectives of the MPRDA, to promote investment in the mining sector and to improve the system of granting rights.

A mineral beneficiation strategy was adopted by Cabinet in July 2011, focusing on five strategic value chains: iron and steel, energy commodities, jewelry fabrication, autocatalytic converters and diesel particulate filters, and pigment and titanium metal production. The purpose of the strategy is to outline a framework for the orderly development of the country’s mineral value chains, enabling South Africa to develop its mineral wealth to its full potential and to the benefit of the entire population. Its vision is to advance economic development in South Africa through the optimization of linkages in the mineral value chain, facilitate economic diversification, create jobs and promote industrialization. It aims to expedite South Africa’s move towards a knowledge-based economy and contribute to GDP growth through increased mineral value added per capita. The strategy is designed to align with South Africa’s national industrialization program and aims to create jobs in an economically diverse and environmentally sustainable manner, increase South Africa’s competitiveness and expand its industrial knowledge base.

Following the adoption of the mineral beneficiation strategy, the DMR tabled two of the five pilot value chains (iron and steel and energy) as outlined in the strategy, which were approved by Cabinet in October 2011. The remaining value chains are anticipated to be tabled during the remainder of 2012 and in 2013.

Other Mining Industry Initiatives and Legislation

The Mineral and Petroleum Resources Royalty Act of 2008 (the Royalty Act) is aimed at ensuring that the country benefits from the exploitation of its mineral resources by imposing a resource rent on holders of rights. It also seeks to stimulate investment in the sector by addressing potential investors’ need for regulatory certainty. The Royalty Act recognizes that mineral resources are non-renewable and are part of the common heritage of all South Africans, and thus imposes a royalty on the extraction and transfer of mineral resources. The Schedules to the Royalty Act set out the classification of the mineral resources and their corresponding royalty rate. The Royalty Act was passed by the National Assembly on August 21, 2008 and the National Council of Provinces on September 23, 2008. The Royalty Act was assented to by the President on November 24, 2008 and came into force in stages between November 1, 2009 and March 1, 2010.

In addition, National Government launched an organization called the South African Women in Mining Association in 1999, with a focus on assisting informal mining groups in obtaining mining rights, running mining businesses and promoting female empowerment in the mining sector in accordance with the provisions of the Mining Charter. This initiative was followed by the launch in 2007 of the Youth in Energy and Mining (YEM), a program aimed at young people with an interest in the mining and energy sectors. YEM seeks to promote skills development, procurement, beneficiation enterprise development and small scale mining.

The mining industry has also established the Mining Industry Growth, Development and Empowerment Task Team (MIGDETT) to help manage the negative effects of the global economic crisis and to save jobs, as well as to position the industry for growth and transformation in the medium to long term. Membership of MIGDETT includes the mining industry, the National Government, organized labor and other stakeholders.

Health and safety standards within the industry are governed by the Mine Health and Safety Act (Act 29 of 1996) (MHSA). Mining safety continues to be an area of concern as on average there are approximately 125 mine worker fatalities annually. These fatalities are partially attributable to a lack of stringent safety measures. Fall of ground accidents remains the largest cause of fatalities, followed by transportation and machinery accidents. During 2011, consultations took place to consider amendments to the MHSA. The proposed amendments are designed to strengthen enforcement, simplify the administrative system for the issuing of fines, reinforce offences and penalties, remove ambiguities in certain definitions and expression in the MHSA, and promote consistency with other laws, particularly the MPRDA.

Under the leadership of Minister Susan Shabangu, the DMR has engaged in enhanced geosciences research and development, promoted mineral beneficiation and mine health and safety policy development and continued promotion and regulation of the diamond and precious metals industries. As part of a strategy of enhancing state participation in the mining industry, Cabinet approved the establishment of the African Exploration Mining and Finance Corporation (AEMFC) to serve as the nucleus of a newly established state-owned mining company.

Successful implementation by the DMR of its development strategy for the mining sector requires stakeholder engagement to address current infrastructure, workforce skill development, and regulatory contraints, as well as to encourage exploration and research and development. As discussed in greater detail, below, under “The South African Economy—Mining and Quarrying”, a significant challenge for the DMR and industry stakeholders is the repairing of industrial relations in the face of continued wildcat strikes following the death of more than 40 mine workers during an August 2012 strike at the Lonmin mine in Marikana.

Crime Prevention

The National Government, through the Justice, Crime Prevention and Security (JCPS) cluster remains committed to the fight against crime. A Criminal Justice System (CJS) review undertaken in 2009 with a view to clearing blockages within the CJS and finding solutions to create a transformed, modernized and effective CJS, culminated in what is popularly known as the CJS 7 point plan. This plan includes:

•	alignment through a single vision and mission for the criminal justice system leading to single objectives, plans, priorities and performance measurement targets for the CJS;

•	legislation and protocols to facilitate integration of CJS activities, interventions and processes;

•	practical short and long term proposals to improve the all-round performance of the courts;

•	improved component parts of the CJS with a focus on areas with serious short comings;

•

provision of an integrated and seamless national integrated justice information system to facilitate more informed strategies, plans and decision making as well as to facilitate better day-to-day operational management;

•	provision of technology solutions aimed at modernizing operations, reducing costs and eliminating waste; and

•	involvement of the population at large in the fight against crime.

The CJS 7 point plan focus areas form an integral part of the JCPS Cluster’s Delivery Agreement, signed by the JCPS and the President through the Minister in the Presidency on 24 October 2010. The JCPS Cluster, through the Delivery Agreement, brings partners together to ensure that key partners in the fight against crime work together to achieve the objective that all people in South Africa are and feel safe. The partners in this process include national and provincial departments as well as local communities. At a national level, key partners include the Departments of Correctional Services, Home Affairs, Justice and Constitutional Development, Health, Social Development, the State Security Agency, the National Prosecuting Authority, the South African Police Service, Defence and Military Veterans, Statistics South Africa, the National Treasury, Basic Education, International Relations and Cooperation, Human Settlements, Legal Aid South Africa, Communications and Science and Technology. At the provincial level, the cluster is represented by the Departments of Community and Safety, while at a local level representation is through Community Safety Forums.

Short, medium and long term cross-departmental interventions have also been implemented through overarching intersectoral guidelines and protocols to improve the quality and speed of CJS processes. These include:

•	Intersectoral Case Flow Management Guidelines – improving coordination between CJS partners, promoting case finalization and reducing case backlogs.

•	Regional Court Screening Protocol – promoting trial readiness at the level of the lower courts.

•	Trial Efficiency Protocol – increasing efficiencies in the trial phase of prosecutions.

•	Bail Protocol – establishing a policy to deal with persons who are incarcerated and who cannot afford to pay bail when it is granted.

•	Court Protocol for Legal Aid – improving pre-trial coordination between the National Prosecuting Authority and Legal Aid South Africa.

During 2011, the banking sector and Home Affairs jointly launched a verification system which uses biometrics linked to the Home Affairs National Identification System (HANIS) to verify the identity of clients. The identification of border security as one of the key strategic priorities of the government saw the redeployment of the South African National Defence Force to borderlines. This is also being supported by the Inter Agency Clearing Forum, which oversees the development of the required automation, process, reengineering and integration of border processes and security responses. Work is in progress to establish a Border Management Agency.

In order to facilitate a multi-sectoral approach to fighting crime, the JCPS Cluster has developed a National Cyber Security Policy Framework, which was approved by the Cabinet in March 2012. The Framework outlines policy positions that are intended to:

•	address cyber threats to national security;

•	develop, review and update existing substantive and procedural laws to ensure alignment; and

•	build confidence and trust in the use of information and communication technologies.

Following the 1998, 2003 and 2007 surveys, Statistics South Africa conducted another Victims of Crime Survey in 2011 focusing mainly on three areas:

•	the nature, extent and patterns of crime in South Africa from a victim’s perspective;

•	victim risk and victim proneness; and

•	public perceptions on police and court services.

The survey revealed that 40.7% of households believed that both violent and non-violent crime declined in their neighborhoods during the period 2008 to 2010. On the other hand, 34.2% believed that it had increased, while 25.1% indicated that crime remained the same over the three-year period. Most households were satisfied by the work done by the police and the courts based on a number of factors such as crime response time, visible policing, improving conviction rates, and sentencing of perpetrators of crime.

South African Police Service

Crime prevention and internal security in South Africa are the primary responsibilities of the South African Police Service (SAPS). Under Section 205 of the Constitution, the objects of the policy service are:

•	to prevent, combat and investigate crime;

•	to maintain public order;

•	to protect and secure the inhabitants of the Republic and their property; and

•	to uphold and enforce the law.

In order to achieve the objective that people in South Africa are and feel safe, the SAPS seeks to provide services that guarantee safe communities by: reducing the number of serious crimes, especially contact and so called “trio crimes” (carjacking, home robbery and business robbery); increasing activities to prevent borderline crime; increasing the percentage of court-ready case dockets for all serious, contact and trio crimes; increasing the detection rate for all serious, contact and trio crimes, including organized crime and crimes against women and children; and increasing the conviction rates for all serious, contact and trio crimes.

The SAPS’s ability to respond to crime has been enhanced through the development of a specialized, properly-resourced, technologically-advanced, adequately-skilled and well-managed police force, focusing mainly on Visible Policing, the Directorate for Priority Crime Investigation (DPCI), Crime Intelligence, the Criminal Record Centre, and Forensic Science Laboratory.

The SAPS operated 1,125 police stations throughout the country as at March 31, 2012, compared to 1,120 as at March 31, 2011. Its staff establishment stood at 199,345 as at March 31, 2012; an increase from 193,892 as at March 31, 2011. This increase was mainly to boost the capacity of detective services. SAPS training in fiscal year 2011 and 2012 mainly focused on detective training, client/customer service, victim support, and combating of violence against women and children.

Structural changes have been introduced in the detective services environment with emphasis on the re-establishment and capacitation of specialized units. In line with this, a project was initiated to identify experienced detectives who had left field work as a result of transfers and promotions. As at March 31, 2012, a total of 479 detectives had been redeployed back to the field. Furthermore, an overall number of 11,583 detectives were trained during fiscal year 2012. Of these, 2,920 were trained in specialized detective courses as a part of a continued effort to increase the quality of detective work. As a result, the detection rate for all serious crime increased from 51.8% in fiscal year 2011 to 53.4% in fiscal year 2012, and the relative court ready case dockets increased from 30.8% to 48.2% over the same period.

During fiscal year 2012, incidents of serious crime, which includes contact and contact related crime, crime against property and crime that is difficult to detect without police action (e.g., illegal possession of firearms), declined 1.9% from 3,679.9 incidents per 100,000 persons in fiscal year 2011 to 3,608.7 incidents per 100,000 persons in fiscal year 2012. Contact crimes accounted for 29.9%% of the total crimes, other serious crimes 25.8%, property-related crimes 25.7%, crimes detected as a result of police action 12.5%, and contact-related crimes 6.2%.

The rate for contact crimes declined by 3.5% from 1,277.2 in fiscal year 2011, as compared to 1,232.5 in fiscal year 2012. In terms of its sub-categories, murder, common robbery, and assault with intent to inflict grievous bodily harm declined by 3.1%, 4.6% and 4.2%, respectively. There was also a decrease of 9.5% recorded for theft of motor vehicles and motorcycles during this period, and burglary at residential premises decreased by 2%. Fraud with counterfeit bank cards has continued to rise, from 4,059 incidents in fiscal year 2011 to 5,322 incidents in fiscal year 2012.

The number of charges on which convictions were obtained increased by 3.4%, from 26,475 in 2010/11 to 27,379 in fiscal year 2012. Ad hoc investigations resulted in a total of 3,415 arrests whilst 876 convictions were secured for specific violent crimes such as hijacking of cars and trucks, cash-in-transit robberies, bank robberies, ATM bombings, house and business robberies.

In order to enhance the performance of the CJS, 139 Detective Court Case Officers (DCCO) were placed at 109 selected courts where large volumes of cases were handled. Their main function was to validate new court cases for completeness and to ensure that investigating officers complied with instructions of public prosecutors with a quick turnaround time. This has been accompanied by a further 30% reduction of backlogs at forensic laboratories, following the 66% reduction achieved during fiscal year 2011.

The Organised Crime Investigation Units (OCIUs) within the DPCI are responsible for the prevention of a cross-sector of organized crime related activities. To address the threat of serious organized crime, the OCIUs conducted a project driven investigation that resulted in the successful termination of 46 criminal operations.

To strengthen the fight against corruption, the Anti-corruption Strategy for the SAPS, which addresses issues of fraud in line with the Minimum Anti-corruption Capacity Requirements of Government, was revised.

More effort is also directed towards mobilizing all sectors of society in the fight against crime through the establishment of sustainable partnerships with communities, research and academic institutions, the business community, media and civil society. These initiatives include:

•	Community Police Forums (CPFs), to facilitate engagement and cooperation between the SAPS and the communities;

•	The comprehensive Rural Safety Strategy, to enhance safety and security levels, accessibility to policing and service delivery;

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E-Stop, a call center responsible for collecting information and intelligence on criminal activity from the public. During the year ended March 31, 2012, 2,562 SMS tips and 1,063 web tips were received, which led to 109 successful prosecutions;

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Memorandum of Understanding with Business Against Crime South Africa (BACSA), to implement a program aimed at improving service delivery at police stations. The program includes projects dealing with victim empowerment, community involvement in crime prevention, statement taking, and improving access to policing.

Department of Justice and Constitutional Development

The Department of Justice and Constitutional Development (DoJCD) continues to play a leading role in terms of coordination and leadership of the JCPS Cluster and performance under the Delivery Agreement.

During fiscal year 2012, the Department has achieved significant progress in its endeavor to reduce crime and corruption through modernization of IT systems. An Integrated Case Management System (ICMS) has been deployed in all 402 magistrates’ offices that deal with deceased estates in order to curb fraud and corruption in the master’s offices, in particular fraud relating to the identity of beneficiaries when payments are claimed from the Guardians’ funds. The ICMS involves the electronic transmission of docket information, first appearance outcomes, and case status information between the SAPS and the department. In addition, a video arraignment pilot project in 47 courts has been completed. The aim of this project, integrated between the Departments of Justice and Constitutional Development and Correctional Services, was to enable postponement of cases without the accused being transported to court.

Progress has also been made in terms of transformation within the South African judicial system and the promotion of a fully independent judiciary. Following the establishment of an independent Office of the Chief Justice (OCJ) by former Chief Justice Ngcobo in September 2010, preparations are now underway to pilot the transfer of administration of the High Courts from the Department to the OCJ during fiscal year 2014.

In May 2012, the Department published a framework for the transformation of the State Legal Service. This framework seeks to restructure state legal services as part of a broader transformation agenda to fundamentally change institutions of governance in post-apartheid South Africa.

The Asset Forfeiture Unit (AFU) of the National Prosecuting Authority (NPA) continues with its fight against crime and corruption. The R150 million recovered by the AFU has been allocated from the Criminal Assets Recovery Account (CARA) to build capacity in the Anti-Corruption Task Team (ACTT) in order to enable it to carry out its mandate.

The Special Investigating Unit (SIU) was established in terms of the Special Investigating Units and Special Tribunals Act (1996) to provide professional forensic investigating and litigation services to all state institutions at national, provincial and local level. Due to government’s renewed focus on reducing wastage and addressing corruption, the SIU’s service delivery focus over the past two years has shifted more towards complex, long-term investigations into procurement irregularities. Significant progress has been made in the investigations of serious incidents of corruption arising from the numerous Proclamations which were promulgated by the President.

Department of Correctional Services

The aim of the Department of Correctional Services (DCS) is to contribute to maintaining and protecting a just, peaceful and safe society, by enforcing court-imposed sentences, detaining inmates in safe custody whilst maintaining their human dignity, developing the sense of social responsibility of offenders, and promoting the general development of all offenders and persons subject to community corrections.

During fiscal year 2012, the DCS successfully shortened the time that remand detainees spend in correctional centers, increasing the number of parolees that did not violate their parole conditions, increasing the number of victims that were involved in parole sittings, and increasing the number of offenders who participated in rehabilitation programs.

Relative progress has also been made with the development of a planning, monitoring, evaluation and reporting system to promote the DCS systems, processes and procedures providing quality information and services. A downward trend in the management of overcrowding, escapes from, and unnatural deaths in, correctional facilities observed during fiscal year 2011 has been sustained.

As a sign of the trust and confidence that the DCS enjoys within the region, the DCS was appointed as the Secretariat for the African Correctional Services Association (ACSA), and was instrumental in the establishment of a Southern African Corrections Forum (SACF), which serves as a vehicle to promote transformation and harmonization of corrections and prisons in the Southern African Development Community (SADC) region.

During the year under review, the DCS established a remand detention system with a view to providing improved management of remand detainees. This saw the gazetting of 26 dedicated remand detention facilities country wide, as well as authorization of another 109 correctional centers to accommodate remand detainees in dedicated sections or units in those centers. The involvement of the DCS in the review of the criminal justice system also resulted in the development of two draft protocols amongst JCPS Cluster partners to enable the DCS to render operative Sections 49E and 49G of the Correctional Matters Amendment Act (2011), one relating to the maximum incarceration periods for remand detainees and the other relating to the referral of terminally ill remand or severely incapacitated remand detainees to court.

Following a review of the medical parole regulatory framework provided for in section 79 of the Correctional Service Act (1998), the Correctional Matters Amendment Act (2011) came into effect in September 2011. The Act aims to enhance the effectiveness of the parole system by balancing the medical condition of inmates against the risk they pose to society if they are placed on medical parole. A Medical Parole Advisory Board was introduced in February 2012 to assist in making the medical parole application processes trouble free, fair and transparent.

To further enhance the effectiveness of the South African parole system, a pilot electronic monitoring system for parolees was implemented in February 2012. The system is expected to reduce the workload for guarding parolees, enhance effective utilization of correctional supervision, promote the confidence of various partners and the public to enhance effective utilization of alternative sentencing options, and alleviate the problems of overcrowded correctional centers. Also in February 2012, the DCS launched its first halfway house for parolees, the goal being to assist offenders who do not have fixed and traceable addresses to have a stable home environment. The facility currently houses only juveniles who initially could not be released as a result of lack of a support system.

The DCS anticipates that female ex-convicts will be the next category of offenders to benefit from the establishment of halfway houses. The DCS also established mother and baby units for female offenders who have babies in correctional centers. To enhance the skills that female offenders acquire while in correctional facilities, the DCS launched a pilot project for the production of sanitary towels, called the Sanitary Dignity Campaign. While the project will make a significant contribution to the provision of skills to offenders, it will also assist in the provision of sanitary towels to the communities within the proximity of the centers.

To educate and provide skills to youth offenders in preparation for their reintegration into society, the DCS entered into various partnerships with other national departments, the private sector and non-governmental organizations. One such partnership involves the Department of Communications to offer e-literacy programs to young offenders between the ages of 14 and 35 years. Utilizing internal resources, the DCS has furthermore embarked on a project to establish computer based training centers at youth and adult centers.

International Relations

Having emerged from the international isolation of the apartheid era, South Africa has become a leading international actor. Its principal foreign policy objective is to promote a better South Africa and contribute to the development of a better and safer Africa in a better world.

United Nations

South Africa was one of the 51 founding members of the United Nations (UN) in 1945. On November 12, 1974, the UN General Assembly suspended South Africa from participating in its work due to international opposition to apartheid. South Africa was re-admitted to the UN in 1994 following its transition into a democracy. Twelve years after re-admittance to the UN, South Africa was elected to serve as a non-permanent member of the UN Security Council during the 2007-2008 term. South Africa began its second term as a non-permanent member of the UN’s Security Council for the 2011-2012 term on January 1, 2011.

In November of 2012 South Africa was elected by the Members of the UN General Assembly to the 47-Member Economic and Social Council of the United Nations (ECOSOC). ECOSOC is a premier organ of the United Nations responsible for economic and social development matters of the world. The group has a charter mandate to drive the development agenda of the United Nations and is also responsible for evaluating and promoting the implementation of the Millennium Development Goals.

International Monetary Fund

With the first fully democratic national elections in 1994, South Africa regained the full rights and obligations of membership of the IMF and the World Bank and its affiliated agencies.

South Africa is a founding member of the IMF and has always been in good standing with full access to technical and financial assistance from the institution. As at October 31, 2012, South Africa’s quota in the IMF is SDR1,868.5 million (equivalent to US$2,857.2 million); and its 19,422 votes account for 0.77% of the total number of votes. South Africa’s current financial position in the IMF reflects no borrowing from the IMF.

South Africa has committed US$2 billion to strengthen the IMF’s resources at the G20 Leaders Summit in Los Cabos, Mexico in June 2012. This commitment is in addition to South Africa’s existing contributions to the IMF’s quota resources, as well as its commitments as a new participant in the IMF’s expanded New Arrangements to Borrow (NAB). South Africa is one of 40 participants who have ratified the expanded and amended NAB, to which South Africa committed SDR340 million (US$519.9 million). South Africa transferred funds totaling SDR40.5 million to the NAB in 2012. In addition to calls for NAB transfers, South Africa could receive separate calls for quota funding from the IMF as a member of the Financial Transactions Plan (FTP). The overall maximum amount of resources that South Africa could be expected to contribute to IMF lending under the FTP is limited to its quota share. South Africa’s quota-based contribution to the Fund consists of Rand resources (accounting for 25% of South Africa’s total quota contribution) and promissory notes (accounting for 75% of South Africa’s total quota contribution). Once South Africa has been accepted as a participant in the FTP, it can be called to increases its rand resources and correspondingly reduce its promissory note resources

South Africa also contributes funds to the Poverty Reduction and Growth Trust (PGRT), the IMF’s instrument for financial support to low-income countries (LICs). In addition, South Africa contributed its distribution in windfall gold sales profits earmarked by the IMF’s Executive Board for the PGRT, effective October 23, 2012.

World Bank

South Africa is a founding member of the World Bank Group that comprises the International Bank for Reconstruction and Development (IBRD), the International Development Association (IDA), the International Finance Corporation (IFC) and Multilateral Investment Guarantee Agency (MIGA). After reforms that were agreed in 2010 by the World Bank Governors, South Africa’s voting power in the IBRD stands at 0.83%. South Africa contributed US$27.2 million to the recapitalization of the IBRD through the General Capital Increase that was agreed by World Bank Governors in 2010. This recapitalization was required to strengthen the balance sheet of the IBRD as part of the World Bank Group’s response to the global financial crisis.

Cooperation between South Africa and the World Bank is managed under a country partnership strategy (CPS). The CPS currently in effect has been in operation since January 2008 when it was approved by the Executive Board of the World Bank. One of the major developments under this CPS has been the approval of a US$3.75 billion loan by the World Bank which primarily went to Eskom in 2010 for the construction of the Medupi power station, a 4,800 megawatt dry-cooled coal fired power station in the Limpopo province. Part of the loan also went to financing renewable energy and promoting mitigation of carbon emissions, especially in the railway system. Presently, together with the Government of South Africa, the World Bank is undertaking national consultations with various key government and non-government stakeholders as part of the development of a new CPS for 2013-2016.

Since 1960, South Africa has been the only African country to participate as a donor in the World Bank’s concessional lending window, IDA. In 2010, during IDA replenishment negotiations, South Africa pledged a total contribution of R242 million. In addition to contributing financial resources, South Africa has played a significant role as a representative of LICs in the IDA decision making process, and has encouraged increased funding by IDA in LICs for regional projects.

South Africa joined the private investment arm of the World Bank, the IFC, in 1957, a year after the IFC’s foundation. The IFC’s committed portfolio in South Africa stands at US$866 million of which US$563 million is outstanding as of July 2012. South Africa partners with the IFC in delivering technical and advisory assistance to organizations in South Africa and the region, with the aim of reducing poverty through private sector growth. The IFC’s strategy is to: (i) actively support South African companies going north and going global; (ii) provide advice and financing in under-served niches of the South African market, where IFC can bring added value; (iii) provide technical assistance and related support for small business, with a focus on the informal sector and education; and (iv) support the development of renewable energy and energy efficiency projects.

South Africa has benefited, during the global economic crisis, from the IFC’s Global Trade Liquidity Pool. South African financial institutions have also partnered with the IFC to facilitate trade finance in Sub-Saharan Africa. The IFC has pledged to support South African Clean Technology Investment Plan through financing amounting up to US$150 million (split between AfDB and IFC), which is part of the US$500 million financial envelope from the Clean Technology Fund (CTF). The CTF Trust Fund Committee endorsed the South African CTF Investment Plan in October 2009, paving the way for South Africa to move closer to its vision of generating 4% of its electricity from renewable energy by 2013.

General Agreement on Tariffs and Trade

South Africa is a founding member of the General Agreement on Tariffs and Trade (GATT), participated in the Uruguay Round of Multilateral Trade Negotiations and acceded to the Marrakesh Agreement that established the World Trade Organization (WTO) in 1994. It is also part of the generalized system of preferences of Canada, the European Union (EU), Japan, Norway, Russia, Switzerland, Turkey and the U.S. In October 1999, South Africa signed an Agreement on Trade, Development and Cooperation, known as the European Trade Agreement, with the EU so as to consolidate strategic links between South Africa and its largest trade and investment partner. South Africa’s bilateral trading relationship with the EU was elevated to a higher level following the commencement of full implementation of the South Africa EU Trade and Development and Co-operation Agreement, which took effect in May 2004.

Organization for Economic Cooperation and Development

South Africa enjoys strong partnership with the Organization for Economic Cooperation and Development (OECD) and participates in numerous programs and committees. Cooperation is most developed in the areas of competition, tax administration, anti-corruption, innovation, agriculture, statistics, public debt management and bond market, and economic assessment. South Africa is a signatory to the Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, and mutual acceptance of data (MAD). South Africa plays a leading role in the region in the area of tax administration and has played a key role in the establishment of the African Tax Administrators Forum, an initiative aimed at enhancing the capacity and capability of African tax administrators and domestic resource mobilization in general.

G-20

South Africa is a member of the G-20, a permanent forum for informal dialogue on key economic and financial policy issues among systemically significant economies. South Africa is a member of the Financial Stability Board, a structure responsible for the setting of standards and monitoring of progress in the strengthening of financial regulation globally. South Africa is ahead of many countries globally in the implementation of the key financial standards, especially with regard to bank supervision. South Africa was invited to join BRICS in December 2010 and its inaugural participation at summit level was in 2011 at the 3rd BRICS Summit in Sanya, China. One of the agreements signed under this Mechanism is the Extension of Credit in Local Currencies, through which BRICS’s development banks explore ways to transact more cost-effectively by issuing loans using BRICS’s local currencies.

BRICS

South Africa was invited to join BRICS in December 2010 and its inaugural participation at summit level was in 2011 at the 3rd BRICS Summit in Sanya, China. BRICS’s advantage for South Africa is that it complements the work already taking place at a bilateral level with the other BRICS countries. BRICS creates a platform for South Africa to develop instruments for increased trade with these dynamic economies. The recently-signed BRICS Interbank Co-operation Mechanism is an example. One of the agreements signed under this Mechanism is the Extension of Credit in Local Currencies, through which BRICS’s development banks explore ways to transact more cost-effectively by issuing loans using BRICS’s local currencies. A number of South African companies are already entering the BRICS markets (e.g. Old Mutual, Sanlam, First National Bank, SAB Miller, Standard Bank) and the growth in these markets continues to present opportunities for South African companies.

Commonwealth

In 1994, South Africa rejoined the Commonwealth, from which it had been obliged to withdraw shortly after it became a Republic in 1961. In the Commonwealth, South Africa’s participation is limited to promoting economic, social and cultural cooperation and enhancing democracy through the Commonwealth Heads of States and Ministers’ meetings.

Regional Arrangements

South Africa is a member of the Southern African Customs Union (SACU). The other SACU members are Botswana, Lesotho, Namibia and Swaziland (the BLNS countries). SACU is intended to promote trade among its members within a single customs territory in which tariffs and other barriers are eliminated on substantially all the trade between the member states for products originating in these countries.

There is a common tariff on goods imported from outside the customs union. All import duties or tariffs collected on goods imported from outside the customs union are paid into a common pool. As interim manager of the common revenue pool, South Africa makes quarterly payments from the pool to the BLNS countries according to a formula agreed to in the 2002 SACU Agreement. The current formula takes into account a variety of variables including GDP size, GDP per capita and the level of intra-SACU trade. Efforts are currently underway to negotiate a new revenue sharing arrangement.

All SACU members other than Botswana are also members of the Common Monetary Area (CMA). The CMA allows for the unrestricted transfer of funds within the monetary area, a common capital market and substantially uniform exchange control regulations with respect to the rest of the world. The Multilateral Monetary Agreement provides for a uniform exchange control border around the four participating countries. Under certain circumstances, South Africa’s CMA partners may approach the SARB for short-term financial assistance. They also have access to South Africa’s foreign exchange markets.

In 1994, South Africa became a member of the Southern African Development Community (SADC), which aims to promote regional economic development and stability. The SADC is currently chaired by Angola, and other members of the SADC are Botswana, Democratic Republic of the Congo, Lesotho, Madagascar, Malawi, Mauritius, Mozambique, Namibia, the Seychelles, Swaziland, Tanzania, Zambia and Zimbabwe. The SADC assigned to South Africa the responsibility of overseeing the finance and investment sector. South Africa’s mandate is to facilitate the process of “community building” in the region through gradual, progressive integration of the region’s financial systems; to harmonize and coordinate the efforts and key policies of individual governments to permit capital to flow freely within the SADC; and to encourage increased inflows of capital from outside the region.

Since 1995, the SARB has participated in the activities of a separate Committee of Central Bank Governors (the Committee) in the SADC to pursue closer monetary cooperation between regional central banks and to promote financial and economic development. The Committee provides a forum for the exchange of ideas on economic development and financial policies and has contributed significantly to better intra-regional cooperation on issues of central banking.

The Committee of SADC Stock Exchanges, established in 1997, is pursuing initiatives such as harmonizing listing requirements, facilitating dual listings, introducing depository receipts, promoting cross-border investment, harmonizing procedures for clearing and settling stock exchange transactions, introducing entry-level qualifications for market practitioners, and establishing e-mail and internet links among the stock exchanges.

The SADC Finance and Investment Protocol (SADC-FIP) was signed on August 18, 2006 in Maseru and entered into force on April 16, 2010 after two thirds of member states have ratified the protocol. Ratification of the SADC-FIP allows its provisions a legal status, and therefore the ability of members to hold each other accountable for not meeting set targets or standards.

The SADC Protocol on Trade was signed at a Heads of State and Government Summit in Maseru in August 1996, was launched in September 2000 and implementation began in 2001. An important component of the Trade Protocol is the SADC Free Trade Area (FTA), which was launched on August 17, 2008. By the end of 2008, it was reported that member states had eliminated 85% of the tariffs on intra-regional trade in goods. The remaining 15% (which constitute sensitive products) is expected to be gradually reduced to zero by 2012.

The SADC, COMESA and EAC are in a process of establishing a Tripartite Free Trade Area (TFTA). The SADC-COMESA-EAC TFTA provides a comparative advantage and a larger market for South African goods. The three regions comprise 26 countries with a combined population of 527 million people, and a GDP per capita average of US$ 1,184. The 26 countries also make up almost 60% of the AU’s population and contribute just over 58% in terms of GDP.

The Heads of State and Government from three Regional Economic Communities signed a historical declaration launching negotiations for the establishment of the TFTA on June 12, 2011 at the Sandton Convention Centre. The Heads of State also adopted a roadmap establishing the TFTA and the TFTA Negotiating Principles, process and institutional framework.

Development Finance Institutions (DFIs)

South Africa has nine National DFIs which are state-owned and which report to their respective National Government shareholder departments. DFIs were created to promote social and economic development within South Africa. They do so by providing funds related to a variety of development-associated objectives such as job creation, provision of low cost housing, agricultural development, small and medium enterprise development and industrial and infrastructure development.

DFIs are funded through a mixture of National Government funds, such as grants, guarantees, borrowings and state income. Currently only two DFIs, the Development Bank of Southern Africa (DBSA) and the IDC, are allowed to invest outside of South Africa’s borders in other African countries.

The financial position of the DFIs is as follows: the total asset base of all DFIs as of March 31, 2012 amounted to R206 billion.

•	DFIs, total assets amounted to R206 billion as at March 31, 2012.

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96% (R198.7 billion) of these total assets are held by major DFIs (Development Bank of Southern Africa, Industrial Development Corporation, Land Bank, National Empowerment Fund & National Housing Finance Corporation).

•	Of these assets, 40% (R81.5 billion) is channeled towards development lending, and 36% (R74 billion) is in equity investments.

•	DBSA’s development lending to its total assets is at 77% (R40.4 billion), Land Bank at 85% (R21.6 billion) and NHFC at 47% (R1.6 billion).

•	DBSA and Land Bank constitute 50% (R40.4 billion) and 26% (R21.6 billion) of all DFIs development lending, respectively.

•	IDC constitutes 94% (R69.7 billion) of these equity investments and only 14% (R10.6 billion) of its assets are for development lending.

DFIs are governed by, amongst others, the Public Finance Management Act of 1999 (PFMA) and their own individual legislation and regulations. The IDC intends to invest more than R100 billion in the economy over the next five years.

The National Government has emphasized that DFIs need to operate on a financially stable basis. It is therefore a policy priority that improvements are made to the coordination, oversight and governance of DFIs, as well as enhanced monitoring of their financial performance and development impact.

Public Health

South Africa has a well-established health sector which comprises 8.5% of GDP. Private sector facilities are of world class standard. Public health facilities include over 4,000 clinics and 400 hospitals throughout the nation and will be progressively strengthened as the National Health Insurance (NHI) program is implemented. The public sector has over 300,000 employees and there are 17,000 registered doctors and over 132,000 nurses. Public health spending was R124 billion in fiscal year 2012, slightly less than private health spending (R130 billion).

Minister of Health Dr. Aaron Motsoaledi, a medical doctor, was appointed in 2009, and subsequently a number of successes have been achieved in the health sector:

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mortality rates have begun to decline – life expectancy has increased from 51.8 years in 2005 to 60 years in 2011 and infant mortality has significantly declined from 37 deaths per 1000 live births in 2010 to 30 in 2011 (source: Rapid Mortality Surveillance Report 2011);

•	the number of people on antiretroviral treatment increased from 1,462,527 million in March 2011 to 1 753,082 million in March 2012;

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numbers of visits to primary care facilities have increased by 55%, or 45 million visits, over a decade (from 82 million to 127 million) and in 2011/12 topped three visits per uninsured person per annum;

•	health personnel numbers have increased by 30,000 over the past three years and now exceed 313,000 in the public sector;

•	the financial position of provincial Departments of Health has improved;

•	a national human resource strategy has been published;

•	a Green Paper on National Health Insurance has been published and a White Paper is due in the coming months;

•	the National Strategic Plan for HIV, STIs and TB 2012-2016 has been launched;

•	geneXpert, a new TB diagnostic tool has been introduced in the public sector;

•	introduction of dual and triple therapy has drastically reduced the mother-to-child HIV transmission rate to 3.5% in 2010 and 2.7% in 2011 and continues to decline;

•	pneumococcal and rotavirus vaccines are being offered to all South African children to protect against pneumonia and diarrhea; and

•	significant price reductions in antiretroviral (ARV) drugs have been achieved.

HIV, AIDS and Tuberculosis (TB)

The socio-economic impact of the HIV and AIDS epidemic on South Africa is significant and the National Government has made the curtailment and treatment of this disease a high priority. This, along with the treatment and prevention of TB, is part of a multi-pronged strategy to improve public health services which also includes hospital revitalization (64 hospitals are currently being built or upgraded), increasing the numbers of public health workers and levels of remuneration of such workers and the introduction of new-generation child vaccines as well as improved infectious disease and TB control programs.

A multi-sectoral approach aims to improve prevention programs and mitigate the impact of AIDS-related morbidity and mortality. The National Strategic Plan for HIV, STIs and TB 2012-2016 (launched in December 2011) aims to build on achievements made in HIV, TB and STI prevention, treatment and care and address social and structural barriers that increase vulnerability to HIV, TB and STI infection and increase protection of human rights. The plan consists of four strategic objectives with numerous sub-objectives and proposed interventions. The broad groups of intervention are:

•	address social and structural drivers;

•	prevention;

•	sustain health and wellness; and

•	human rights and access to justice.

The primary goals were to reduce the rate of new HIV infections by 50%, initiate at least 80% of eligible patients on antiretroviral treatment (ART), and reduce the number of new TB infections and deaths by 50%.

Spending on HIV and AIDS has grown rapidly, to around R23 billion per annum as at March 31, 2012. The 2010-2011 National Budget added an additional R1.1 billion to the Comprehensive HIV and AIDS Grant to increase access to ART in light of an upward revision of the recommended CD4 count threshold for treatment.

Estimates of the number of people infected with HIV in South Africa vary according to the information supplied by the source in question. Stats SA estimates that the number of new infections as of mid-year 2011 was 380,500 or 0.75% of the population. HIV infection rates are declining due to prevention and an increase in treatment, which is primarily attributed to a recent increase in the number of facilities providing ART. The Actuarial Society of South Africa estimates that the change in the number of new infections in 2008 decreased by 1.5% as compared to 2007, which is the tenth consecutive year since 1998 that the number of new infections has decreased. Stats SA has estimated that, by mid-year in 2011, 5.38 million or 10.6% of the population was living with HIV in South Africa.

The highest prevalence rates are found in the public sector pre-natal groups. Pre-natal surveys do suggest, however, that national prevalence rates are leveling off. Prevalence rates vary substantially throughout provinces, with KwaZulu-Natal (39.1%) being the highest and Western Cape (15.1%) the lowest, as measured among pre-natal clinic attendees during the sample period 2004-2006. Variations also exist within districts in provinces.

By end of March 2012, approximately 1.7 million people were on ART in South Africa and this is planned to increase to three million within the next three years. In his National Address on World Aids Day (December 1, 2009), President Zuma announced drastic changes to the National Government policy on the treatment of HIV/AIDS. Effective from April 2010, all HIV positive children under the age of one will receive free ART, regardless of the level of their CD4 count. All pregnant HIV positive women with a CD4 count of 350 or less, or with HIV symptoms (regardless of their CD4 count level) will have access to ARTs. Previously such women were only eligible when their CD4 count levels were less than 200. All TB patients with HIV will receive ART if their CD4 count levels are 350 or less. In the course of 2011, President Zuma expanded the ART policy to all HIV-positive persons with a CD4 count of 350. There is some recent evidence that widespread treatment is beginning to turn around national mortality and life expectancy indicators.

By 2009, 96% of public health facilities offered voluntary counseling and testing services which is a marked improvement from the 64% of facilities offering these services in 2005. The Health Ministry is currently embarking on a large scale HIV counseling and testing program and is attempting to increase condom distribution from 400 million to 1 billion per annum.

The epidemics of TB and HIV are linked, with a 70% co-infection rate in South Africa. The high overall prevalence of HIV in South Africa has thus contributed to an increasing incidence of active TB. South Africa has experienced a steady increase in the number of TB infections. There has also been an increase in Multi Drug Resistant TB (MDR TB) and Extremely Drug Resistant TB (XDR TB), although together these variants constitute less than 1% of TB infections.

The Department of Health has implemented the Directly Observed Treatment Short-Course Strategy, promoted by the International Union against TB and the World Health Organization. Further steps being taken to strengthen the strategy to combat TB include the tracing and treatment of treatment defaulters to improve cure rates, the hospitalization of MDR TB patients and the treatment of such patients with more expensive second line drugs. From 2010 onward, all HIV positive persons with TB are placed on full ART for life.

Provisions have been made for a mass national vaccination campaign to reduce the incidence of measles and to introduce new generation child vaccines to prevent pneumonia and diarrhea. The Department of Health has also introduced a series of interventions to reduce maternal and child morbidity and mortality. Recent progress in preventing mother-to-child HIV transmission (dual and triple prophylaxis) will assist in reducing child mortality. Child nutrition is improving partly due to the availability of social grants (over 15 million South Africans are monthly recipients, mainly children and elderly). School feeding schemes are available to all school children at selected primary and secondary schools.

National Health Insurance (NHI)

The NHI is one of the ten key priorities of the health sector Program of Action. It is to be implemented in phases from 2012 over a 14-year period. The first phase will focus on strengthening the public health sector. The Green Paper on NHI was released in August 2011 for public comment, In February 2012; the Minister of Health announced ten pilot NHI districts. These are OR Tambo (Eastern Cape), Thabo Mofutsanyane (Free State), City of Tshwane (Gauteng), uMgungundlovu and UMzinyathi (KZN), Vhembe (Limpopo), Gert Sibande (Mpumalanga), Dr KK Kaunda (North West), Pixley ka Seme (Northern Cape) and Eden (Western Cape). Kwa Zulu Natal has added Amajuba district as a pilot site. The districts were chosen based on the results of audits of all healthcare facilities as well as the demographic profiles and key health indicators. The NHI’s objective is to put in place necessary funding and health service delivery mechanisms that will enable the creation of an efficient, equitable and sustainable health care system in South Africa. The NHI aims to strengthen and build quality into the health care system through adherence to standards that will cover, inter alia, infection prevention and control; improvement of patient safety and availability of medicines. The first phase will involve improved primary health care services in rural areas and under-served communities and an expanded program of hospital construction and revitalization.

In preparation, changes have been made to the equitable share formula in order to allow for a more comprehensive health component. Included are subcomponents for primary health care and hospitals. A conditional grant was created in fiscal year 2013 to test innovations (e.g. contracting with GPs and strengthening revenue management at central hospitals) in pilot districts in preparation for NHI implementation. Legislative amendments will be made to create a fairer tax regime for medical aid scheme contributions. The National Treasury is preparing a discussion document on financing aspects of NHI for public comment in the coming months.

National Government intends to improve primary health care as part of an enhanced health care system. Areas that are being considered are as follows: district-based clinical specialist support teams, school-based primary health care services, family health teams (including municipal ward-based outreach services, and district-based contracts with doctors (such as GPs and multidisciplinary group practices). Another matter under consideration is the alignment of the procurement of medicines by bulk buying to enable cheaper prices. Furthermore, private sector management skills could be brought into the public sector to improve service delivery.

THE SOUTH AFRICAN ECONOMY

Overview

General

South Africa has the most developed economy in Sub-Saharan Africa in terms of total GDP, and accounted for approximately one-third of the aggregate GDP of Sub-Saharan Africa during 2011 (source: IMF, World Economic Outlook Database, October 2012). Stable economic policies, healthy public finances and resilient financial institutions pursued steadily over the past 18 years have underpinned long term economic expansion.

A sound banking system, relatively low public debt levels and prudent regulations on household debt insulated the nation from some of the worst effects of the recent global financial crisis. Weakness in the global economy over 2012 has dampened domestic growth. However, growth is expected to pick up over the next three years, supported by resilient household consumption growth, sustained infrastructure investment spending and a gradual recovery in private fixed capital formation. South Africa features a robust regulatory environment, openness to trade, developed capital markets and an attractive position as a gateway to Africa.

The economy includes fast growing and sophisticated finance, wholesale and retail trade, catering and accommodation sectors, as well as a developed manufacturing sector. Financial markets are relatively liquid and both equities and government bonds have been actively traded by domestic and international investors.

South Africa is resource rich. It is the world’s largest producer of platinum and chromium and holds the world’s largest known reserves of manganese, platinum group metals, chromium, vanadium and alumino-silicates. The World Economic Forum Global Competitiveness Report 2012 ranks South Africa third overall out of 144 countries for financial market development, whilst the 2012 UNCTAD World Investment Report noted South Africa was the second largest destination for foreign direct investment in the region after Nigeria.

With the most developed industrial and financial capabilities on the African continent, South Africa plays an important role in regional policies, markets, finance and infrastructure. Outwardly oriented South African companies are among the largest sources of foreign direct investment in Africa and the country’s development finance institutions are playing an increasing role in the funding of regional infrastructure investments. UNCTAD’s 2012 World Investment report showed South Africa was the third largest investor in Least Developed Countries, behind China and India. In a report dated September 19, 2012, PricewaterhouseCoopers also noted that South African banks account for 40% of Africa’s assets and its insurance sector represents 70% of all premiums in Africa.

In 2012, South Africa officially became a member of the BRIC countries (Brazil, Russia, India and China), as an acknowledgement of the economy’s size and regional importance. It is likely that this will lead to closer economic ties between BRICS countries.

The legacy of apartheid era politics and economics is still felt today, despite the progress achieved. The Gini coefficient, which is a measure of economic inequality where 0 indicates no inequality and 1 absolute inequality, was equal to 0.64 for South Africa in 2009, among the highest in the world.

Although, the poor are better off in absolute terms under South Africa’s new constitutional dispensation, thanks in large part to government’s social spending, income inequality remains high, due largely to high unemployment. High rates of unemployment among black South Africans, the less educated and women and individuals from more rural provinces still reflect the impact of the apartheid system on education, income and settlement patterns. For example, as of September 30, 2012, unemployment among the economically active white population was 5.9%, whereas the unemployment rate among the economically active black population was 29.1%.

Progress is being made in restoring imbalances, albeit slowly. From September 2008 to September 2012, there was a 20.7% rise in the employment rate of black South Africans between the ages of 15 to 65 years, the largest percentage increase of any racial group. The long term labor force participation rate has increased from 48% in 1995 to 55.5% as at September 30, 2012, as more women, black South Africans and youth have entered the labor market – although this remains below a pre-crisis peak of 58% in 2008. There is also a small but rapidly growing black middle class. A study by the Bureau of Market Research at the University of South Africa estimated South Africa’s emerging black middle class stood at 9.3 million individuals in 2007, a 47.6% increase from 6.3 million in 2001.

Unemployment, and youth unemployment in particular, remains a critical challenge. Only 41% of the adult population (ages 15 to 64) works, either in the formal or informal sector. Formal sector non-agricultural employment has recovered to levels of employment reached prior to the global financial crisis of 2008, but these recent gains have not kept pace with the growth of the working age population, leaving a structural employment backlog. Youth unemployment is particularly high: currently the unemployment rate for 15-34 year olds is nearly 36%, with young people below the age of 35 accounting for nearly 71% of the unemployed.

Low domestic savings, inadequate investment in economic infrastructure, skills shortages, the efficient delivery of government services and currency volatility are other challenges. The key challenge for South Africa is to achieve higher levels of inclusive growth that raises employment and reduces inequality.

The administration’s policies are geared to promote employment and growth, which it views as crucial for redressing the structural inequalities of the South African economy. The NDP 2030, endorsed in September 2012 by the Cabinet, outlines a long term set of structural reforms to eliminate poverty, raise growth and enhance competitiveness, through improving the quality of education, skills development and innovation, and building the capability of the state to implement policy and deliver services effectively.

The NDP 2030 sets out ten “critical actions” on which government policy can proceed in partnership with the private sector, trade unions and civil society:

•	A social compact to reduce poverty and inequality, and raise employment and investment.

•	A strategy to address poverty and its effects by broadening access to employment, strengthening the social wage, improving public transport and raising rural incomes.

•	Steps by the state to professionalize the public service, strengthen accountability, improve coordination and prosecute corruption.

•	Boost private investment in labor-intensive areas, competitiveness and exports, with adjustments to lower the risk of hiring younger workers.

•	An education accountability chain, with lines of responsibility from state to classroom.

•	Phase in national health insurance, with a focus on upgrading public health facilities, producing more health professionals and reducing the relative cost of private health care.

•	Public infrastructure investment to reach 10% of GDP financed through tariffs, public-private partnerships, taxes and loans and focused on transport, energy and water.

•	Interventions to ensure environmental sustainability and resilience to future shocks.

•	New spatial norms and standards – densifying cities, improving transport, locating jobs closer to where people live, upgrading informal settlements and fixing housing market gaps.

•	Reduce crime by strengthening criminal justice and improving community environments.

Sectoral strategies and priorities identified in the NDP 2030 will be translated into practical programs and policies over time, drawing on the capacity and initiative of both the public and private sectors.

In the nearer term, the National Government’s New Growth Path includes policies to accelerate growth and employment, focusing on job-creation targets and sector-based initiatives. Jobs drivers include substantial public investment in infrastructure, expansion of labor-absorbing sectors such as agriculture and light manufacturing, “green economy” initiatives and support for rural development and regional integration.

The commitment to enhancing growth potential is reflected in government’s fiscal allocations. South Africa has embarked on a large infrastructure investment program, with R844.5 billion allocated to public sector projects during the next two fiscal years. The program has a particular focus on network industries including energy, transport and water infrastructure. Over R650 billion has been allocated to education over this period to improve the skills levels of South Africans and boost future employment, while R25 billion over the next six years has been allocated towards a range of initiatives that promote competitiveness.

GDP

Real GDP growth averaged 3.3% between 1994 and 2011, but average growth rose to 5.2% between 2004 and 2007, supported by strong domestic and international growth rates. The 2008 global financial crisis led to 1.5% contraction in real GDP in 2009, but since 2010, growth has been close to 3% per year, averaging 2.9% in 2010, 3.1% in 2011 and 3% in the first half of 2012.

Growth has been supported by robust household consumption and government spending. Growth in both private and public sector investment accelerated in 2011 and the first half of 2012. However, the contribution of the private sector to domestic growth has slowed since the first quarter of 2011.

Household consumption growth has slowed from 5.0% in 2011 to 3.4% in the first half of 2012. Sluggish job creation, elevated debt and limited growth in real disposable income are likely to weigh on household spending. Private sector investment continues to grow, reaching 2.4% in the second quarter of 2012, but at a weaker pace than during 2011, as South African corporations refrain from significant new project developments in an environment of weaker business confidence, domestic supply constraints and low levels of demand. In contrast, gross fixed-capital formation by the public sector expanded at an annual rate of 10.9% during the first half of 2012, supported by strong spending by the state owned companies and in particular Eskom, Transnet and Sanral.

Exports contributed positively to the growth rebound, although since 2012, momentum has slowed alongside external demand. Domestic supply constraints, including electricity rationing in manufacturing and disruptions to mining output, have exacerbated the pressure on exports. The recovery in imports has been stronger. Import volumes are now almost 4% above pre-2009 highs, while exports are 13% below their highs

During the prolonged economic expansion between 1999 and 2007, all sectors, with the exception of mining, grew at a robust pace. Real value added by the secondary and tertiary sectors increased briskly at average annualized rates of 3.4% and 4.2%, respectively, compared to the 0.4% average annualized growth of mining over the same period.

A recovery in the manufacturing sector lead the growth rebound in 2010, although its contribution has subsided due to weaker external demand. Consequently, by June 2012, manufacturing volumes had not yet regained the levels reached in 2008. Performance has, however, been varied, with strong output growth in petrochemicals, food and beverages, and motor vehicles, which contrasts sharply with falling output in the metals subsector.

The financial, real estate and business services sector has been an important positive contribution to overall growth since the recession. The wholesale and retail trade, as well as community services (and in particular general government services) sectors have also been important contributors to growth since then. By contrast, the contribution to growth from mining has been negligible and as of June 2012, mining volumes were 6.8% below their March 2007 peak. Supply disruptions in the first half of 2012, linked to strike activity, have further significantly reduced output from the sector.

The National Treasury projects the South African economy is expected to grow by 2.5% in 2012, according to the 2012 Medium Term Budget Policy Statement, weighed down by a weak global economy and continued uncertainty in the market. The events at Lonmin’s Marikana mine and the spread of industrial action since August (see “—Mining and Quarrying” below) have dented confidence and lowered growth prospects for the remainder of the year. The National Treasury estimates that the total value of production lost to platinum and gold mining strikes and stoppages since the opening of the year has amounted to about R10.1 billion. Declining mining output and the spread of strike activity have depressed activity in related industries including manufacturing, logistics and services, with negative consequences for GDP, tax revenues, exports and employment. The impact will be larger if strike activity is protracted.

An initiative by the President has recently brought together government, business and labor representatives to respond with urgency to the underlying causes of worker discontent and civil unrest, and to find collaborative solutions to address the country’s longer-term economic and social needs.

Assuming a return to relatively peaceful industrial relations, domestic conditions are largely supportive of growth. Real interest rates are low, the banking sector remains well capitalized and the corporate sector holds high levels of cash on its balance sheets. Expanding public-sector investment in infrastructure, the activation of new electricity-generating capacity, improving private-sector confidence, relatively low inflation and interest rates, and strong growth in the southern African region should support growth in later years. The National Treasury projects GDP growth of 3.0% in 2013, and 3.8% in 2014, according to the 2012 Medium Term Budget Policy Statement.

To improve confidence in the economy, expand trade and investment, increase employment and broaden participation in the economic recovery, government announced in its October 2012 Medium Term Budget Policy Statement that it will target progress in several areas:

•	Re-establishing orderly labor relations;

•	Investing in strategic infrastructure programs, including energy generation and transport capacity needed to open up new mining and industrial opportunities;

•	Strengthening municipal finances, and investing in residential development and urban infrastructure;

•	Promoting special economic zones with industrial and export development potential;

•	Accelerating youth employment opportunities;

•	Improving living conditions for miners and upgrading informal settlements;

•	Shifting the export mix towards emerging markets, with particular focus on expanding trade and investment on the African continent; and

•	Providing agricultural support and promoting small business development.

The National Government will also step up its efforts to combat waste, inefficiency and corruption. Reforms will focus on procurement systems that prioritizes value for money and strengthening the anti-corruption system as a whole. Over the MTEF period, further steps will be taken to strengthen the capacity and efficiency of government departments. Particular attention will be paid to implementing reforms in provincial and municipal infrastructure planning and delivery.

Prudent fiscal management, a flexible exchange rate and an effective inflation targeting regime serve as the macroeconomic foundation for these reforms. These initiatives will take place within a disciplined spending trajectory partially financed through a budget deficit of 4.5% of GDP in 2013/14, narrowing to 3.1% of GDP in line with improved economic growth by 2015/16.

The following tables show nominal and real GDP and expenditures for the periods indicated.

GDP Summary

	As of and for the year ended December 31					As of and for the six-month period ended June 30
	2007	2008	2009	2010	2011	2012(1)
Nominal GDP (millions of Rand) at market prices	2,016,185	2,262,502	2,398,155	2,661,434	2,964,261	3,126,910
Real GDP (millions of Rand) at 2000 prices	1,751,165	1,814,532	1,786,637	1,838,263	1,895,668	1,932,468
Real GDP Growth (percentages)	5.5	3.6	-1.5	2.9	3.1	3.0
Population (million)	48.3	48.9	49.5	50.0	50.6	51.8
Per Capita GDP (nominal)	41,525	46,072	48,318	53,088	58,549	60,400
Per Capita GDP (real)	36,067	36,950	35,997	36,668	37,442

Note: —

(1)	First half of 2012, seasonally adjusted and annualized.

Sources: SARB and Stats SA

GDP and Expenditures (at constant 2005 prices)

	As of and for the year ended December 31					As of and for the six- month period ended June 30
	2007	2008	2009	2010	2011	2012(3)
Rand (million)
Real GDP at market prices	1,751,165	1,814,532	1,786,637	1,838,263	1,895,668	1,932,468
Add: Imports of goods and services	563,959	572,490	472,927	518,120	568,476	601,807
Total supply of goods and services	2,315,124	2,387,022	2,259,564	2,356,383	2,464,144	2,534,274
Less: Exports of goods and services	492,557	501,196	403,304	421,589	446,615	451,063
Total goods and services available for domestic expenditure	1,822,567	1,885,826	1,856,260	1,934,794	2,017,529	2,083,212
Domestic Expenditure
Final consumption expenditure by households	1,132,520	1,157,715	1,139,624	1,182,192	1,241,067	1,274,271
Final consumption expenditure by general government(1)	333,522	348,450	364,820	382,774	400,006	411,874
Total Final consumption expenditure	1,466,042	1,506,165	1,504,444	1,564,966	1,641,073	1,686,145
Gross fixed capital formation	337,092	381,850	369,558	363,611	379,617	396,258.5
Change in inventories	19,824	-9,049	-28,041	-1,751	4,778	6,428
Residual item(2)	-391	6,860	10,299	7,968	-7,939	-5,620
Total gross domestic expenditure	1,822,567	1,885,826	1,856,260	1,934,794	2,017,529	2,083,211.5
Real GDP (at 2005 prices)	1,751,165	1,814,532	1,786,637	1,838,263	1,895,668	1,932,467.5

Notes: —

(1)	Consumption expenditure by general government includes current expenditure on salaries and wages and on goods and other services of a non-capital nature of the general departments (not business enterprises) of the National Government authorities, provincial government authorities, local government authorities and extra-budgetary institutions.
(2)	Represents the difference between the calculation of GDP according to the expenditure and production method.
(3)	First half of 2012, seasonally adjusted and annualized.

Source: SARB and Stats SA.

GDP and Expenditures as Percentage of Real GDP

(at constant 2005 prices)

	As of and for the year ended December 31					As of and for the six-month period ended June 30
	2007	2008	2009	2010	2011	2012(3)
Real GDP at market prices	100	100	100	100	100	100
Add: Imports of goods and services	32.2	31.6	26.5	28.2	30.0	31.1
Total supply of goods and services	132.2	131.6	126.5	128.2	130.0	131.1
Less: Exports of goods and services	28.1	27.6	22.6	22.9	23.6	23.3
Total goods and services available for domestic expenditure	104.1	103.9	103.9	105.3	106.4	107.8
Domestic Expenditure
Final consumption expenditure by households	64.7	63.8	63.8	64.3	65.5	65.9
Final consumption expenditure by general government(1)	19.0	19.2	20.4	20.8	21.1	21.3
Total Final consumption expenditure	83.7	83.0	84.2	85.1	86.6	87.3
Gross fixed capital formation	19.2	21.0	20.7	19.8	20.0	20.5
Change in inventories	1.1	-0.5	-1.6	-0.1	0.3	0.3
Residual item(2)	0.0	0.4	0.6	0.4	-0.4	-0.3
Total gross domestic expenditure	104.1	103.9	103.9	105.3	106.4	107.8

Notes: —

(1)	Consumption expenditure by general government includes current expenditure on salaries and wages and on goods and other services of a non-capital nature of the general departments (not business enterprises) of public authorities. Public authorities include National Government authorities, provincial government authorities, local government authorities and extra-budgetary institutions.
(2)	Represents the difference between the calculation of GDP according to the expenditure and production methods.
(3)	First half of 2012, seasonally adjusted and annualized.

Sources: SARB and Stats SA

Gross Domestic Expenditure (GDE)

GDE grew at an average annualized rate of 5.6% between 2000 and 2007, driven predominantly by strong growth in household consumption and robust investment growth. Household spending was boosted by rising employment, improved access to financial products and the growing black middle class, whilst investment accelerated in response to stronger growth. Public spending has been positive, but became an important support for growth during the recession, both in terms of government consumption and investment by state owned companies, who had begun to significantly expand investments since 2007.

Households’ expenditure made up 65% of GDP in real terms during the six months ended June 30, 2012, and has underpinned the recovery since the recession. Growth accelerated from 3.6% in 2010 to 5% in 2011 following a 1.6% contraction in 2009. Much of the post-recession growth in consumption has been sustained by the recovery in employment for higher-skilled workers and low interest rates, which have also enabled households to accumulate more debt. In the first half of 2012, spending growth moderated to 3.4% annualized as high food and fuel prices reduced household’s disposable income and the lagged impact of weak equity and property markets in 2011 on household balance sheets.

Expenditure on durable goods, especially motor vehicles, rose briskly. Following an increase of 18.1% in 2010, growth in real spending on durable goods edged lower to a still buoyant 15.7% in 2011, reflecting double-digit growth rates in spending on all components of durable goods. Expenditure on personal transport equipment, mainly new motor vehicles, accounted for more than 50% of durable purchases over the period. The release of new passenger vehicle models alongside the relatively low interest rate environment and attractive package deals being offered to customers supported sales growth. In addition, households stepped up spending on furniture, household appliances, and computers and related equipment. Real expenditure on non-durable goods increased by 1.3% and 2.9% in 2010 and 2011 respectively, as an increase in employment numbers probably enticed consumers to replace and upgrade their household textiles and furnishings following three years of relatively difficult economic conditions. Growth in real spending by households on services edged higher from 3.4% in 2010 to 3.8% in 2011. A higher rate of increase in spending on medical, transport and communication services was partly offset by slower growth in spending on rent and miscellaneous services.

Consumers have access to sophisticated credit markets. Credit extension to the household fell sharply since the recession, with average annual growth in credit falling from 20.4% in 2007 to 5% in 2008 and 2009. It has gradually recovered, reaching an average of 8.2% in the first nine months of 2012. The weakness of the housing market has resulted in sluggish mortgage finance; by contrast average annual growth in unsecured credit has exceeded 20% since 2011, although this remains a relatively small portion (9%) of total household debt. Most of the increase in unsecured loans reflects larger loans over longer time periods. Currently, levels of unsecured lending do not pose a significant risk to financial stability; however, measures to improve responsible lending and borrowing are required to support access and affordability of credit. In lower- and middle-income communities, concerns related to the garnishee system require attention. The garnishee system is the system through which banks are granted court orders requiring the employer of a person in debt to pay part of their wages, with interest, directly over to their lender. Financial sector regulators are investigating these matters and on November 2, 2012, leading South African retail banks and the Banking Association of South Africa (BASA) signed an agreement with the National Treasury not to seek garnishee orders. Anticipated “twin peaks” regulatory reform in the financial sector, according to which prudential risk and market conduct are separately regulated, may help ensure better coordination among regulators and facilitate regulatory correction in response to consumer complaints.

While households have incurred more debt, their disposable income rose more quickly than their indebtedness, resulting in a decline in the household debt-to-income ratio. Total household debt averaged 76% of disposable income in the first half of 2012, down from 77.1% in the first half of 2011 and 6.7% lower than its peak of 82.7% in the first quarter of 2008. Leverage has also been rising with the ratio of debt to total assets increasing to an average of 20.1% in the first half of 2012 from 19.4% in the first half of 2011. Debt-service costs fell from an average of 6.9% of disposable income in the first half of 2011 to an average of 6.8% in the first half of 2012. The gross saving rate of the household sector remained at 1.7% of disposable income in the first half of 2012. On a net basis, taking into account depreciation, household savings were 0% of disposable income in the first half of 2012, an improvement from a peak in dissaving of 0.3% of disposable income in the same period of 2011.

Gross fixed capital formation constituted 19.1% of total GDP in real terms by June 2012, well above the level of 13.8% recorded in 2000 but below the recent peak of 21.8% in 2009. This ratio reflects the continued existence of surplus capacity in most sectors of the economy. Private sector investment constitutes around 62% of total investment spending in real terms. Growth in fixed investment began to accelerate in the second half of 2011, rising by an average of 5.9% in the first half of 2012 from 6% in the second half of 2011.

Following a relatively sharp 8.6% decline in private investment in 2009 and a 0.8% decline in 2010, private sector investment rebounded by 5.3% in 2011 and 4.3% in the first half of 2012. The increase in capital spending in 2011 extended to most sectors of the economy, but was most prominent in the agricultural, mining and manufacturing sectors. The somewhat weaker pace of growth in 2012 occurs as South African corporations refrain from significant new project developments in an environment of weaker business confidence, domestic supply constraints and low levels of demand. Capital formation in machinery and equipment in the mining and manufacturing sectors has rebounded as firms replace old machinery and equipment. Investment in residential buildings began to recover since the fourth quarter of 2011, rising 3.5% in the first half of 2012 following continued contraction since the first quarter of 2007, but remains contained by the lack of a strong recovery in the housing market.

In contrast, gross fixed-capital formation by the public sector expanded at an annual rate of 8.8% during the first half of 2012. Investment by state-owned enterprises constitutes 22.8% of total investment spending in real terms and has been an important engine of growth, particularly in 2012. Eskom, Transnet and the South African National Roads Agency Limited account for about 95% of capital spending by state-owned enterprises. Government spending on water, health, sanitation and road infrastructure has also picked up, supporting a nascent recovery in construction. General government investment grew at an average annual rate of 10.5% in the first half of 2012, having grown by a moderate 0.8% in 2011 as a whole.

Aggregate inventory investment rose by R7.0 billion in the second quarter of 2012, adding 0.2 percentage points to overall GDP growth in real terms. Following sizeable contractions during the recent downward phase in the business cycle experienced from the third quarter of 2008 to second quarter of 2009, real inventory investment has increased continuously since the third quarter of 2010. The contribution of inventories was 1.5 percentage points in 2010 and 0.4 percentage points in 2011, having reduced total growth by 1.2 percentage points in 2009. Consequently, the ratio of industrial and commercial inventories to GDP declined from 12.5% in 2010 to 12.2% in 2011. In a historical context these values remain quite low, pointing at structural improvements in inventory management over time as well as the increasing share of services rather than goods in overall gross domestic product. Aggregate inventory investment fell sharply between the second half of 2008 and the first half of 2009 in response to weaker domestic and global growth.

Over the past decade, real consumption expenditure by general government increased at an average annualized rate of 4.9%, resulting in an increase in general government spending as a proportion of GDP from an average of 18.1% in 2000 to 22.5% in the first half of 2012. Most of the National Government’s spending is focused around the provision of social services such as education and health. Compensation of employees constitutes 35.7% of total government spending in nominal terms and debt service payments constitute around 8.6% of total spending. Growth in the National Government’s outlays on the compensation of employees has moderated from 9.7% in 2011 to 7.9% in the first half of 2012. The 2012 Medium Term Budget Policy Statement has highlighted the importance of maintaining the current state of fiscal framework without expanding overall spending in the face of poor economic environment.

Measured over one year, growth in total nominal factor income remained broadly unchanged at 10.9% and 10.8% in 2010 and 2011 respectively, following growth of 13.8% in 2008 and 6.6% in 2009. During the first half of 2012, factor income growth decelerated somewhat as the annual rate of increase in total employee compensation slowed to 7.8% in the first half of 2012 from 9.7% in 2011 and 11.6% in 2010. The year-on-year rate of increase in total compensation of employees decelerated from 11.5% in 2010 to 9.6% in 2011, consistent with the moderation in average wage settlements in 2011. The slower pace of compensation growth occurred as wage settlements rates moderated. The ratio of compensation of employees to total factor income was 50% in the second half of 2012 from 50.1 in 2011 as whole.

By contrast, the rate of increase in aggregate gross operating surpluses accelerated from 10.2% in 2010 to 12% in 2011, having contributed to most of the 2009 slow down in factor income growth. Although global economic conditions remained fragile in 2011, impacting negatively on South Africa’s export performance, domestic demand improved, raising the gross operating surpluses of business enterprises. While most sectors experienced favorable gains in gross operating surpluses in 2011, it was most pronounced in the agricultural and manufacturing sectors of the economy. The increase in operating surpluses in the construction sector decelerated due to the high level of competition, low profit margins and the reduced appetite for residential and non-residential market activity. Aggregate nominal factor income growth rose by 10.8% in 2011 from 10.9% in 2010, Gross operating surpluses in the services sector also slowed, particularly in the business and financial services sectors, reflecting the contraction in the volume of retail and vehicle sales. Gross operating surpluses have a share of 51.4% of total factor income in 2011. Although profits across most sectors have grown, the second quarter of 2012 recorded a slight reduction in the annual pace of growth to 9.2% from 11.8% in 2011 due to lower commodity prices, weaker domestic and global consumption.

Principal Sectors of the Economy

The following two tables set forth real gross value added and the percentage increase in gross value added for the periods indicated.

Real Gross Value Added by Sector

(at constant 2005 prices)

	As of and for the year ended December 31,
	2007	2008	2009	2010	2011	2012(1)	Percentage contribution in 2012(1)
Agriculture, forestry and fishing	36,301	42,143	41,496	41,701	41,553	41,163	2.4
Mining and quarrying	105,336	99,396	94,057	99,223	99,415	95,708	5.6
Manufacturing	290,246	297,889	267,723	282,215	289,015	294,312	17.1
Electricity, gas and water	35,294	34,196	33,712	34,287	34,749	34,540	2.0
Construction	48,971	53,145	57,279	57,781	58,241	59,464	3.4
Wholesale and retail trade, catering and accommodation	217,607	219,749	217,074	224,653	234,630	241,972	14.0
Transport, storage and communication	156,289	162,522	163,999	167,283	172,733	176,191	10.2
Finance, insurance, real estate & business services	349,501	375,276	378,997	386,745	400,382	410,297	23.8
General gov. services	223,284	233,316	242,290	248,817	258,405	264,717	15.4
Personal services	98,247	102,106	101,233	101,127	103,601	105,383	6.1
Gross value added at basic prices	1,561,076	1,619,738	1,597,860	1,643,833	1,692,724	1,723,746	100.0

Note:—

(1)	The seasonally adjusted first half of 2012
Source:	Stats SA.

Percentage Growth in Real Gross Value Added by Sector

(at constant 2005 prices)

	For the year ended December 31,					As of and for the six- month period ended June 30
	2007	2008	2009	2010	2011	2012(1)
Agriculture, forestry and fishing	2.7	16.1	-1.5	0.5	-0.4	1.8
Mining and quarrying	0.0	-5.6	-5.4	5.5	0.2	-2.1
Manufacturing	5.2	2.6	-10.1	5.4	2.4	4.6
Electricity, gas and water	3.4	-3.1	-1.4	1.7	1.3	-0.8
Construction	15.0	8.5	7.8	0.9	0.8	3.4
Wholesale and retail trade, catering and accommodation	5.3	1.0	-1.2	3.5	4.4	3.5
Transport, storage and communication	6.6	4.0	0.9	2.0	3.3	2.5
Finance, insurance, real estate & business services	7.9	7.4	1.0	2.0	3.5	3.2
General gov. services	3.9	4.5	3.8	2.7	3.9	2.7
Personal services	5.6	3.9	-0.9	-0.1	2.4	2.1
Gross value added at basic prices	5.6	3.8	-1.4	2.9	3.0	3.0

Note:—

(1)	The seasonally adjusted first half of 2012 compared to the first half of 2011.
Source:	Stats SA.

Finance, Insurance, Real Estate and Business Services

The finance, insurance, real estate and business services sector includes all monetary, financial and insurance institutions and retirement funds, as well as real estate, law, accounting, auditing, data processing and other business services, such as labor brokers. Also included in this sector are renting and leasing of agricultural, mining, manufacturing, construction, office and other machinery and equipment.

This sector is the largest in the South African economy according to GVA, constituting 23.8% of total economy.

The growth in real value added by the finance, insurance, real estate and business services sector accelerated to 3.5% in 2011 from 2% in 2010 and 1% in 2009. The sector’s contribution to growth in overall gross domestic production accordingly rose from 0.4 of a percentage point in 2010 to 0.7 of a percentage point in 2011, stemming mainly from increased activity in the equity and bond markets as well as in the banking industry. The banking industry in particular benefited from the introduction of more innovative products and services offered to clients. Affordable new-generation products for low-income customers and those with more sophisticated financial needs were launched by a number of banks. In the first half of 2012, the sector recorded average annual growth of 3.2% compared to the same period last year (seasonally adjusted and annualized).

According to the Quarterly Employment Statistics (QES) surveys published by Stats SA, which surveys enterprises registered for income tax, the finance, insurance, real estate and business services sector employed 1,831,000 persons in the quarter ended December 2011 and 1,833,000 persons in the second quarter of 2012 – roughly 22% of the total workforce.

South Africa has a well-developed financial services sector – one of the largest among emerging market economies – with sophisticated banking, bond and insurance markets which have been key strengths in the country’s economic development. The World Economic Forum Global Competitiveness Report 2012 ranks South Africa third overall out of 144 countries for financial market development. This high overall ranking is underpinned by South Africa ranking second in respect of soundness of banks, first for regulation of securities exchanges (for the third year in a row), and second for the availability of financial services.

The financial services sector is characterized by a highly concentrated structure, with four banks, ABSA Bank Limited, The Standard Bank of South Africa Limited, FirstRand Bank Limited and Nedbank Limited, and three insurance companies, Sanlam Limited, Old Mutual South Africa Limited and Liberty Life Limited, dominating the financial services and insurance industry. See “Monetary and Financial System — Structure of the Banking Industry.”

South African banks are well regulated, have sophisticated liquidity management systems, and limited reliance on funding in foreign currency. South African regulators have tended to maintain more conservative capital adequacy ratios in excess of global standards such as Basel 2.5, and banks have chosen to maintain reserve ratios in excess of these higher required minimums. “Tier one” capital adequacy of South African banks stood at 11.8% as at June 30, 2012 (well in excess of Basel III’s 7% requirement) and total capital adequacy stood at 14.8%.

South Africa’s domestic financial sector weathered the global financial crisis relatively well thanks to this caution which also limited banks’ exposures to subprime assets; low reliance on overseas bank financing also helped insulate the domestic financial sector. Nonetheless, the banking sector, similar to other sectors, experienced a difficult operating environment in the latter part of 2008 and for most of 2009. The sector has now largely recovered. The average annual increase in gross loans and advances for the first eight months of 2012 stood at 7.9% when compared with a 5.8% average increase in 2011. A strong increase in corporate loans and advances as well as unsecured lending to households underpinned growth in credit extension.

Non-performing loans have been declining, averaging 4.6% of gross loans and advances in the first six months of 2012, compared to 5.4% in 2011 and 5.9% in 2010. Credit losses (the actual loss experienced by a bank) averaged 0.11% of gross loans and advances in the first six months of 2012, from 0.08% in 2011 and a recent peak of 0.14% in September 2009.

After struggling from the effects of the global financial crisis, conditions in the long-term insurance sector remain sound. Growth in the number of policies rose by 13% year-on-year in the first half of 2012, from 5% in the first half of 2011. Net premium growth rose by 20% year-on-year in the first half of 2011 from a 4% year-on-year decline in the first half of 2011. All long-term insurers meet the minimum regulatory requirements.

In the short term insurance sector, net premiums fell by 0.3% in the first half of 2012, from a 13% increase in the same period of 2011. Underwriting profits, as a percentage of net written premiums remained stable at 10% in the first half of 2012 in 2011 and 2010, even as claims as a percentage of net written premiums rose from 57% in 2011, to 60% in the second half of 2012.

The Financial Sector Charter, in which the financial sector committed itself to addressing historical imbalances, was released in October 2003. For further information regarding this sector and the Financial Sector Charter, see “Republic of South Africa — Broad Based Black Economic Empowerment” and “Monetary and Financial System — Financial Sector Charter.”

To further strengthen regulation to support financial stability, the National Government is currently focused on four main areas of reform in the banking sector: strengthening financial stability, broadening financial services for the poor; increasing competitiveness and efficiency; and promoting investor and consumer protection.

Progress has been made in preparations for the implementation of a “twin-peak” approach to regulation with the central bank being responsible for prudential regulation and the financial services regulator for market conduct regulation. Prudential regulation of the insurance sector will be strengthened through the introduction of “Solvency Assessment and Management”, an approach similar to Solvency II in Europe. In addition, a framework to facilitate moving OTC derivative trading to an exchange and the approach to oversight of shadow banking, hedge fund and private equity industries will be reviewed.

Preparation for the implementation of the Basel III capital and liquidity requirements is underway, with Basel 2.5 already being implemented at the beginning of this year. The new regulatory requirements include the QIS and assessments of the availability of high-quality liquid assets and banks’ ability to adhere to the required standards. A formalized framework of identifying systemically significant institutions is also being developed. Crisis management arrangements are being strengthened between the National Treasury and the SARB. A review of the contingency framework has been conducted as part of a World Bank/First Initiative project.

Manufacturing

Manufacturing is South Africa’s second largest sector, constituting approximately 15% of GDP in 2011. Much of the production in manufacturing is concentrated in upstream sectors such as metal products and petrochemicals which account for approximately 45% of production. A roughly equivalent share is made up of consumer-orientated subsectors such as food and beverages, motor vehicles, and furniture. The sector is a large job creator, providing employment for approximately 1.1 million people or 14% of total employment (Stats SA QES, 2012).

Growth in the real value added by the manufacturing sector slipped from 5.4% in 2010 to 2.4% in 2011, causing its contribution to overall growth in real gross domestic product to halve from 0.8 of a percentage point in 2010 to 0.4 of a percentage point in 2011. The weaker performance of the manufacturing sector in 2011 could be explained by fairly depressed global demand for South African manufactured products; unplanned production stoppages in a number of subsectors; rising production costs; and the strength and volatility of the exchange rate of the rand, which hampered export-oriented manufacturers. The more moderate pace of increase was especially evident in the sectors supplying chemical products, rubber and plastic products; basic iron and steel, non-ferrous metal products and machinery; and motor vehicles, parts and accessories and other transport equipment.

In the first six months of 2012 manufacturing production rose by 1.6%, a decrease from the 2.7% annual growth experienced in the first half of 2011. This was primarily driven by contraction in basic iron and steel, furniture and weaker growth in in motor vehicle. The food and beverage sub sector has been one of the key drivers of manufacturing since the recession and by June 2012 was 14% higher than June 2007 levels. Similarly, the petrochemicals sub-sector has also grown strongly, up 13.8% on pre-crisis levels.

The relatively weaker currency, greater export potential into other Southern African Development Community (SADC) countries, and government support through incentives and local procurement targets should help lift production over time.

Composition of Manufacturing Sector Growth

		Average growth		Contribution to growth
	Weights(1)	2011	2012(2)	2011	2012(2)
Metals products	22.9%	2.8	0.4	0.7	0.1
Petrochemicals	22.1%	1.5	2.9	0.3	0.6
Food & beverage	15.4%	2.4	4.7	0.4	0.7
Motor vehicles & parts	10.9%	7.7	2.7	0.8	0.3
Wood & paper	10.2%	1.2	2.5	0.1	0.3
Furniture	5.2%	1.2	-1.7	0.1	-0.1
Clothing & textiles	4.9%	-2.7	-0.1	-0.1	0.0
Glass & non-metallic	4.8%	2.9	2.6	0.1	0.1
Electrical machinery	2.5%	1.8	1.7	0.0	0.0
Radio & TV	1.1%	11.9	6.6	0.1	0.1
Total	100%	2.5	2.3	2.5	2.3

Notes: —

(1)	Weighting is based on the large sample manufacturing survey of 2005.
(2)	Through July 31, 2012.

Source: Stats SA

Manufacturing exports have grown by 6% in the first eight months of 2012 compared against the same period in 2011. Exports to Europe – which formed approximately 25% of total manufacturing exports in 2012 – have declined by 5% year-to-date (YTD), but exports to the SADC compensated for low European demand. Manufacturing exports to the SADC have grown by 32% YTD and now account for approximately 22% of manufacturing exports.

Capacity utilization has recovered from a low of 77.1% in March 2009, with large enterprises reporting using 81% of productive capacity in May 2012. This is a marginal improvement on 80% utilization in February 2012, but remains significantly lower than the mid-80% utilization rates experienced between 2005 and 2008.

Manufacturing production remains below pre-crisis levels. In light of this – and given the importance of the manufacturing sector – the Government has introduced the Manufacturing Competitiveness Enhancement Program (MCEP). The program will provide funding to boost productivity and competitiveness, raise investment and create jobs. The National Government has allocated R5.75 billion to the Department of Trade and Industry

(the DTI) over the MTEF period to administer the program. The manufacturing sector will also be boosted through the Special Economic Zones (SEZ) program which will provide infrastructure and incentives to develop clusters of firms, encourage private investment and boost employment growth. The SEZ program has been allocated R2.25 billion over the MTEF. These programs will build on existing incentives to manufacturers, which are already substantial. Producers are able to obtain grants for marketing of exports, tax relief for capital expenditure and R&D, funding for small business development, business incubation, assistance for critical infrastructure, funding for job creation, and funding through sector-specific support programs (for example automobiles and clothing and textiles). Local manufacturers are also supported through preferential procurement policies, and the recent designation of seven sectors for local procurement.

The latest Industrial Policy Action Plan, published by the DTI, outlines the vision for developing the local manufacturing sector. The National Government’s encouragement of the expansion of the manufacturing sector focuses on midstream and downstream processing activities in respect of the country’s natural resources. The policy encourages exports, especially of manufactured products, and aims to improve international competitiveness by removing anti-export bias and logistical constraints. There is a strong commitment to sustainable, green economic growth and local procurement, particularly for black economic empowerment.

Basic Iron and Steel, Non-ferrous Metal Products, Metal Products and Machinery

The metal products sub sector comprises the working of metal, including structural metal products, engines and turbines, agricultural machinery, electrical industrial machinery and communications equipment. This sector formed approximately 20% of total manufacturing value added in 2011, and accounted for 41% of total manufacturing exports.

While this sector, especially the heavy engineering sub sector, benefited from the construction boom in South Africa for the five years leading up to the recession, the contraction in local and global demand resulted in drastic declines in production of the sector in 2009.

Production of metal products in 2012 has been difficult. The sector experienced four consecutive months of production contraction, bottoming out at a level last experienced in 2010. Despite some growth in the last two months the sub sector is still 21% below the pre-crisis peak of March 2007. The sub sector is struggling against high input costs (for example electricity and wages), lower international output prices, and low domestic and international demand.

Despite the economic slowdown, the European Union remains the sub sector’s largest export market. In the first eight months of 2012, 18% of metals exports were bound for Europe. Asia and Africa also form major trading partners, as the SADC accounted for 10% of exports, and Japan and China 10% and 4% respectively.

Petroleum Products, Chemicals, Rubber and Plastic

Output in this sub sector in 2012 expanded by 1.9% in the six months ending June, and was lower than the 3.0% achieved in the same period of 2011. Despite this growth the sub sector remains 5.0% below the April 2008 high. Production was supported by a new Omnia nitric acid plant (budgeted at R1.4 billion) which became operational at the end of March 2012.

The chemicals industry (including petroleum derivatives, coke, rubber products and plastic products) accounts for more than one-third of the total fixed capital investment in the manufacturing sector. One of the most important players in the sector is Sasol Limited, the only South African owned chemical and fuel manufacturing enterprise. The company has focused on using low-grade coal resources to produce liquid fuel and raw material for a range of by-products, including fertilizers, waxes, explosives, paints and plastics.

The development of a phosphate industry, using low-grade coal deposits, has made South Africa self-sufficient with regard to these materials in recent years. The country is a substantial exporter of phosphoric acid, phosphate rock and phosphate fertilizer.

The largest export market for this sub sector is the SADC, which makes up 29.0% of exports; the next largest importer of these products is the EU, which accounts for 16.0% of total exports.

Food, Beverages and Tobacco

The food sub sector includes processed foods, dairy products, oils, sugar and animal feeds. The beverages sector includes distilleries, wineries and the carbonated drinks industry. This sub sector accounted for approximately 19.0% of total manufacturing value added in 2011.

The food and beverages sub sector continued to contribute positively toward overall manufacturing production, as output grew by 4.9% in the first six months of 2012, following 1.4% growth in six months ending June 2011.

The SADC forms the major export market, accounting for 35.0% exports. The EU represents 28.0% of exports, with the U.S. accounting for 4.0%.

Motor Vehicles, Parts and Accessories and Other Transport Equipment

The sector includes the manufacture of motor vehicles, ships and boats, railway locomotives and rolling stock, and transport equipment parts and accessories.

In the first six months of 2012, output in the sub sector increased by 2.7% compared with the same period the previous year. In 2011 as a whole output in the sub sector grew by 9.5%. Production has recovered since the recession, with output not 1.0% higher than the average 2007 level. Although output remains 18% below its highest monthly output in 2008, the result is driven by an anomalously high April 2008 reading.

Europe and the U.S. are the major export markets, forming 32.0% and 24.0% of exports respectively. Exports to the SADC formed 11% of export markets in 2012, up from 8% in 2011.

The motor industry accounts for the bulk of support available within the manufacturing industry, with an estimated value of incentives of R17 billion in 2011/2012. The Automotive Production Development Program (ADPD) will replace the Motor Industry Development Program in 2013 and will extend to 2020. Both these programs are comprehensive, covering investment grants, tariff protection and import rebates. Part of the ADPD, notably the Automotive Investment Scheme (AIS), has already resulted in increased investment in the sub sector. Between July 2009 and February 2012, the AIS is estimated to have resulted in planned investments of R12 billion – R8.7 billion by automotive assemblers and R3.3 billion by component companies.

Wood and Paper; Publishing and Printing

Output in this sub sector grew by a moderate 1.1% in the first half of 2012. This was a slowdown from a growth of 2.3% in the first half of 2011.

The vast majority of wood and paper products (47% in 2012) are delivered to Asia, in particular China (10%) and Japan (10%). Exports to the SADC constitute approximately 22% in 2012, up from 20% in 2011.

Furniture and Other Manufacturing

This sector includes the manufacture of furniture and fixtures made of metal, plastic or other materials, and the manufacture of minor goods. This sector represented approximately 8% of total manufacturing value added in 2012.

The furniture sector continues to struggle; during the first six months of 2012, production has declined by 1.8%, following marginal growth in the same period of 2011 (1.1%) and a sharp contraction of 2.0% in 2010. The sub sector is struggling with low domestic demand, due to over-indebted households attempting to correct their balance sheets. International demand, particularly from the EU also remains low. The EU is by far the largest importer of these products, accounting for in 70% of exports in 2012. SADC countries make up the most of the other exports, accounting for 20%.

Textiles, Clothing and Leather Goods

This sector comprises the manufacturing of clothing by cutting and sewing fabrics, leather, fur, plastic, rubber and other materials, and textiles production using wool, cotton and synthetic fibers.

Production of textiles and clothing has increased marginally by 0.2% in the first six months of 2012. This follows a poor 2011 and 2010, when production declined by 2.8% and 6%. While the sector has traditionally been an important source of job creation, competition from China and other low cost locations has resulted in losses in production and employment, particularly in the clothing industry.

In response an agreement was reached between the textile industry and the South African Clothing and Textile Workers’ Union in October 2011 that new employees will be offered salaries 30% lower than existing hires, in exchange for a commitment to create 5,000 new jobs by 2014. Despite this commitment the sector has actually lost jobs in 2012.

The sector also receives support from the DTI through the Clothing and Textile Production Incentive Program launched in March 2010 to subsidies investment in new machinery and equipment. The program has a budget of R750 million for fiscal year 2013 and replaced the Duty Credit Certificates scheme which was available to the sub sector.

The majority of textile and clothing exports are to the EU (32%), followed by the SADC (30%) and Asia (17%). The share to the SADC has grown rapidly, up from 24% in 2010. South Africa was declared eligible for AGOA on October 2, 2000 and subsequently declared eligible apparel provision on March 7, 2001.

Electrical Machinery and Apparatus

The manufacturing of electric motors and generators, electricity distribution and control systems, insulated wire and cable, and lights and lighting equipment are included in this sector.

This sector grew by 0.2% in the first half of 2012, after robust growth of 3.4% in the first six months of 2011.

The SADC is by far the largest export destination of electrical machinery products, accounting for 51% of total furniture and other manufacturing exports in 2012. Europe (12%) and the U.S. (7%) are also important destinations.

Wholesale and Retail Trade, Catering and Accommodation

This sector comprises wholesale and retail trade and allied services, catering and accommodation services and motor trade and repair services. Activities include the resale of new and used goods and the rendering of repair services.

An improvement in employment alongside increased consumer confidence levels supported the real value added by the commerce sector in 2011. Growth in the real value added by the commerce sector accelerated from 3.5% in 2010 to 4.4% in 2011 and contributed 0.4 and 0.5 of a percentage point to growth in gross domestic production in the respective years. Although retail trade sales were fairly subdued in the first half of 2011, a recovery was evident in the second half of the year. The motor trade subsector benefited from the low interest rate environment and a pick-up in credit extension; apart from the normal replacement cycle of private vehicles, growth was also stimulated by fairly strong demand from the car rental industry. Improved consumer spending was also supported by relatively high salary and wage increases in the public sector.

Real output growth of the sector continued to grow at a pace of 4.5% in the first half of 2012 compared with the same period a year ago.

According to QES surveys, wholesale and retail trade, catering and accommodation employed 1,6885,000 persons as of the second quarter of 2012, a 1.6% increase when compared with the same period for the previous year.

Wholesale and Retail Trade

The wholesale and retail trade sector is the third largest sector in South Africa. In the first half of 2012 it contributed 14% to GDP and accounted for 20% of formal sector employment

Retail sales were among the sectors hit hardest by the economic downturn in 2009, contracting by 3.4% in seasonally adjusted real terms; the value of sales, adjusted for inflation, fell to the lowest levels since 2005. Since then, growth in retail sales has rebounded – average annual growth accelerating from 4.9% in 2010 to 5.8% in 2011, before moderating to 5.3% annual growth in the six months to June 2012 Much of the slowdown in momentum has been concentrated in general dealers as well as furniture, appliances, household equipment and hardware, paint and glass. Falling consumer confidence and risks to disposable income growth from higher prices and weaker income growth have probably acted as a dampener on overall sector growth.

Growth in wholesale sales volumes by contrast has continued to accelerate since 2010, having fallen 9.5% in 2009. Growth in 2010 was 2.5%, in 2011 6.4% and in the eight months to August in 2012, annual growth averaged 8.1%. Despite strong annual growth, momentum in the sector has begun to slow on a rolling three- month average basis in recent months, which should align the performance of retail and wholesale sectors more closely.

The wholesale and retail trade sub sectors are highly concentrated. Four companies comprise more than 95% of the retail food market. Competition is vigorous among the major chain stores operating these outlets and has led to rationalization and reduced costs throughout the distribution chain. The traditional role of wholesalers has been undermined by the emergence of large chain stores and retailers with significant financial power and purchasing strength. Despite allegations of market abuse by consumer groups and unions, the Competition Commission has not found evidence of anti-competitive or collusive behavior.

South African wholesalers and retailers have further expanded their operations by establishing distribution and logistical networks in other African countries, particularly Botswana, Mozambique, Zambia, Nigeria, Angola and Ghana.

In May 2011, the Competition Commission approved the merger of Walmart and South African-based retailer Massmart on three conditions: (i) the absence of non-voluntary retrenchments for two years from the date of merging; (ii) to give preference to 500 workers retrenched in June 2010 should employment opportunities become available; (iii) to accept SACCAWU (the South African Commercial, Catering and Allied Workers Union) as the representative of bargaining units for at least three years from the effective date of the transaction; and (iv) to establish a program to develop local suppliers, including small and medium-sized enterprises. Subsequently, the Competition Appeals Court considered the local supplier development program so as to ensure that the concerns which had been raised by the Ministers and SACCAWU concerning the impact of Walmart upon South African suppliers and employment were adequately addressed. In October 2012, the Competition Appeals Court ruled that merged entity of Walmart and Massmart was to set up a Supplier Development Fund, to promote SMME’s, contributing not more than R200m over the next five years.

Catering and Accommodation Services

Tourism is a competitive strength for South Africa. In 2011, the sector constituted around 3.1% of total GDP and is estimated to employ 567 378 people – roughly 4.3% of the total workforce.

Growth in domestic and foreign tourism was close to 5.4% in June 2012, following a particularly sharp increase in 2010 related to the 2010 football World Cup. 8.3 million foreign tourists arrived in South Africa in 2011, the result of average annualized growth of 9.1% in international arrivals between 2009 and 2011. The strong growth was boosted in particular by average annual growth of 9.8% in tourist arrivals from other African land markets – in particular the SADC. Growth in African air markets grew 11.4% and long-haul markets rose by 7.2% average annual growth over the same period. The total number of foreign visitors who have visited South Africa more than once rose marginally from 83.4% in 2009 to 84% in 2011. Approximately 58% of all foreign tourist arrivals are for leisure purposes, in particular holiday and visiting friends and relatives; a further 30% enter for business and 4.5% enter for medical reasons.

Total foreign direct spending in nominal terms (excluding volatile capital investments) rose by an average annual rate of 9.5% between 2009 and 2011, with a relatively sharp increase in spending by tourists arriving by land offsetting a slight decline in spending by air tourists over the period.

Encouragingly, most of South African Tourism’s indicators of quality suggest an improvement in the tourism experience. The number of tourists claiming to have no bad experience in the country rose from 85.8% in 2009 to 91.2% in 2011, whilst negative experiences related to safety and security declined from 4.9% to 2.7% over the same period.

Domestically, locals have shifted towards spending on day trips rather than overnight stays. The number of locals embarking on overnight trips fell on average by 6.7% per year between 2009 and 2011, but the number of locals enjoying day trips rose by 13.1%. The greater proportion of domestic revenue spent on day-trips (R101.2 billion in 2011) compared with overnight trips (R20.3 billion in 2011) and faster growth in spending on the day trip category left total nominal spend growing on tourism by locals at an average annual rate of 11.9% between 2009 and 2011. Economic constraints appear to be inhibiting overnight travel, with 33% of locals citing economic constraints as the major barrier, compared with 28% in 2009.

This strong growth has continued into 2012. According to the most recent tourism figures, tourist numbers to South Africa increased by 10.5% during the first six months of 2012, double the global tourism growth rate of 5.0%. Stats SA’s tourism figures indicate that South Africa experienced an excellent first half of the year, attracting 4,416,373 tourists to the country between January and June 2012, compared with 3,996,760 tourist arrivals for the same period in 2011. For South African tourism, regional Africa as a whole has been one of the strongest performers so far this year, with tourist arrivals from the region growing by 8.3% over the first six months of 2012.

The tourism industry experienced particularly strong growth in overseas tourist arrivals, recording 17.1% growth in arrivals from outside of the African continent. A total of 1,163,477 overseas tourist arrivals were recorded for the first six months of 2012, compared with 993,364 tourist arrivals for the corresponding period in 2011.

Transport, Storage and Communications

Gross value added in the transport, storage and communications sectors increased by 2.3% between the first and second quarter of 2012

Transport and Storage

South Africa’s modern and extensive transport and logistics system plays an important role in the national economy and in the economy of southern Africa, both through transporting freight for use within the domestic or regional economy and for export, as well as through enabling the movement of people within and between cities and rural areas. The transport system comprises airports, sea ports, roads, rail and public transport networks. Transnet, the horizontally integrated state-owned company plays a central role in freight transportation through its rail, port and pipeline operations. Intercity passenger land transportation is provided by PRASA, which incorporates Metrorail, Shosholoza Meyl and Autopax. SANRAL is responsible for the upgrading and expansion of the national road system whilst provincial and municipal governments are responsible for secondary roads.

Transportation in South Africa is coordinated by the Department of Transport, which determines policy and sets guidelines for the industry. The Department of Transport is also responsible for overseeing regulation of the sector through a number of regulatory bodies including the Ports Regulator, the Regulatory Committee (for Aviation), Railway Safety Regulator (RSR), The South African Civil Aviation Authority (SACAA) etc.

Employment in the transport, storage and communication sector increased by approximately 18,000 people, from approximately 357,000 in June 2011 to approximately 375, 000 in June 2012, according to the QES.

Transnet is a public company, wholly owned by the South African Government and is the custodian of rail, ports and pipelines. Transnet is responsible for enabling competiveness, growth and development of the South African economy through delivering reliable freight transport and handling services that satisfy customer. Transnet has five operating divisions: Transnet Freight Rail (transporting bulk and containerized freight), Transnet Rail Engineering (refurbishment, conversion, upgrades and manufacturing of rail related rolling stock), Transnet National Ports Authority (port infrastructure and marine services), Transnet Port Terminals (cargo terminal operations) and Transnet Pipelines (petroleum and gas pipeline business). The company is overseen by the Department of Public Enterprises.

The national and local railway network consists of approximately 20,824 kilometers of track and is divided into ten geographical areas under the control of Transnet Freight Rail (TFR). Freight Rail moves heavy haul and bulk commodities over long distances, where flow densities provide economies of scale thereby lowering the cost of doing business. The division also provides the network for long distance passenger rail agency as well as haulage capacity for other private passenger services. Freight Rail does not operate passenger service except for the Blue Train luxury passenger services which is operated as a strategic positioning tool for the tourism industry in Southern Africa. In its 2012 Annual report TFR’s revenue was up by 22.3% and operating profit increased by 29.4% compared with the prior years.

Rail Engineering (RE) structure consists of nine businesses, namely wagon, locomotive, coach, rolling stock equipment, rotating machines, wheels, auxiliary foundry and port equipment maintenance. The wagon, locomotive and coach businesses are the primary customer-facing entities and revenue generators, while the other seven operational businesses provide a supportive role within the organization with the exception of the auxiliary business which has a substantial portion of its activity focused directly on serving Freight Rail. The port equipment maintenance business is a newly established business unit. There was an improvement in operational efficiency for the total fleet in both locomotive and wagon availability and reliability.

Transnet National Ports Authority (National Ports Authority) operates as a landlord port authority, which manages, controls and administers the South African port system on behalf of the state. On a wider economic front National Ports Authority seeks to continually enhance its role in pursuing large scale market collaboration in partnership with customers and stakeholders including the Ports Regulator for the benefit of the national economy. The National Ports Authority owns and manages the eight ports within South Africa. Automotive imports as per the 2012 Annual Report reflect a 58.3% increase compared with the target of 18.8% compared to the prior year.

South Africa has acknowledged the strategic role of ports and the necessity to promote effective and efficient transport throughout the logistics chain. More than 90% of world trade volumes being seaborne, and approximately 98% of South Africa’s exports being conveyed by sea, South Africa’s commercial ports serve not only a strategic role through trade facilitation, but also help to shape the economic growth and development of the entire Southern African region. Overall Port Terminal volumes were significantly higher than prior years.

Transnet Pipelines, owns and operates South Africa’s 3,800 kilometers of strategic petroleum and gas pipeline infrastructure, traversing five provinces with the strategic objective of ensuring security of supply of petroleum products to the inland market. The pipeline system is the preferred mode of transportation of petroleum products as it is the most efficient for carrying large volumes, and is environmentally friendly and reliable. The business is regulated by the National Energy Regulator of South Africa (Nersa) and is governed by the Petroleum Pipelines Act, No 60 of 2003 (Petroleum Pipelines Act), and the Gas Act, No 48 of 2001 (Gas Act). The 24 inch New Multi Product Pipeline (NMPP) was operationalized in January 2012

Transnet is undertaking an investment program including the expansion of port infrastructure, the extension of new rail links – in particular to provide connections to mineral resources in the Waterberg region, the upgrading of locomotives and rolling stock and the completion of the new multi-product pipeline connecting Durban to Gauteng. The cost of Transnet’s planned capital expenditure totals R300 billion for the period beginning in 2013 and ending in 2019. This capital expenditure will require Transnet to raise approximately additional funding in the capital markets.

SANRAL, a state-owned company reporting to the Department of Transport, is responsible for planning, designing and constructing national roads. It is also charged with raising the financing required to develop and manage the road network and non-current assets estimated to be worth R259.6 billion in fiscal year 2012. The national road system connects all the major centers in the country to each other and to neighboring countries. The South African road network comprises approximately 754,600 kilometers of roads. There is a national highway network of 16,170 kilometers, with plans to extend this to 35,000 kilometers. South Africa has the longest road network of any country in Africa.

The National Government intends to raise R55 billion from public and private sources to be invested in national roads, including the Gauteng Freeway Improvement Project, N2 Wildcoast and Winelands Highways and the Two Oceans Highway in Cape Town. Thus far, a R47.91 billion borrowing limit has been approved for SANRAL through 2025. This will increase further as more projects are approved. New roads will be funded through the user-pay principle with electronic tolling, if feasible. This will relieve congestion and enhance traffic flow around major metropolitan areas.

The road transport industry dominates the freight transport market, mainly due to its flexibility. Approximately 80% of all freight transport, 75% of all commuter transport and 95% of all other passenger travel in South Africa takes place by road. The pipeline network is responsible for the transport of more than 85% of refined fuel and gas products. The income from freight transportation for the three months ended July 2011 increased by 12.2% compared with the three months ended July 2010. The increase was largely attributable to primary mining and quarrying products, manufactured food, beverages and tobacco products and containers, according to Statistic SA’s Land Transport Survey of July 2011.

Approximately 2.5 million taxi commuters accounted for over 63% of public transport work trips in 2006. The National Government’s Taxi Recapitalization Program is part of the National Government’s broad integrated public transport network system, which is aimed at forming part of the larger public transport feeder systems. By May 2008, the scrapping of the old and unsafe taxi vehicles and their replacement with new taxi vehicles with better safety features was on track. By March 2012, 47,702 old and un-roadworthy vehicles had been removed from the roads and R2.7 billion had been paid out to the taxi operators as scrapping allowances.

Bus Rapid Transport (BRT) systems provide an exciting and innovative mechanism for implementing high-quality public transportation networks that operate on exclusive lanes and incorporate current bus and minibus operators. The first phases of the BRT in Johannesburg (Rea Vaya), Soweto to CBD, and Cape Town (MyCITI), from the CBD along the West Coast and to the airport, have been in operation since 2009 and 2011 respectively. The non-operational parts of these phases are in advanced construction. The Nelson Mandela Bay BRT System, which links Motherwell and New Brighton with the CBD and the suburbs, is in a fairly advanced stage of construction.

Public transport infrastructure improvements funded from the Public Transport Infrastructure and Systems Grant between fiscal years 2006 and 2012 totaled in excess of R16.0 billion. The improvements were applied towards the BRT networks in major metropolitan areas and the improvement of services to existing public transport users. It is estimated that between the fiscal years 2013 and 2016, R20.2 billion of public transport infrastructure in cities will be funded from the grant.

The Passenger Rail Agency of South Africa (PRASA) was established in 2009, following the Cabinet’s approval of the consolidation of passenger rail entities, in a bid to provide better mobility and accessibility to transport for South Africans in pursuit of a better life for all.

PRASA is the parent company of the following businesses that serve the South African travelling public:

•	Metrorail, which provides commuter rail services, and Shosholoza Meyl which provides long distance passenger rail services.

•	Autopax, which provides long distance bus services offered by Translux and City to City.

•	PRASA Corporate Real Estate Solutions (CRES), which is responsible for facilities management.

•	PRASA Technical, which is responsible for Rolling Stock upgrade and maintenance and depot and fleet management.

•	Intersite Asset Investments, which is responsible for the development of the PRASA property portfolio and asset investments.

PRASA embarked on a comprehensive program to improve rail safety and revive rail transport as a viable public transport alternative. Total capital investment increased from R3.2 billion in fiscal year 2011 to R3.5 billion in fiscal year 2012, reflecting the commitment to stabilize and improve service levels to commuters. A national signaling program is underway with projects planned over the next two to three years. Over the next two decades, PRASA will replace all its rolling stock with the delivery of the first coaches expected in 2015.

The National Government has also co-funded the R28 billion Gautrain Rapid Rail Link between Johannesburg and Pretoria. This project has linked Johannesburg, Tshwane and the Oliver Tambo International Airport through high-speed rail services since August 2011. The Gautrain Project is expected to reduce the severe traffic congestion along the Johannesburg-Tshwane traffic corridor, which accommodates 300,000 vehicles per day, growing at an estimated 7% per year. The estimation indicates that the Gautrain Rapid Rail Link will reduce this amount by 20%.

South Africa Airways (SAA) is wholly state-owned company reporting to the Department of Public Enterprises. SAA’s core business is the movement of people and goods by air. The Group operates a dual-brand airline model, with SAA as its premium brand and the low cost carrier, Mango, targeting price sensitive markets. The premium four-star-rated airline connects 30 countries across the world as well as major destinations within South Africa from its Johannesburg hub. It provides an extensive network of air services to all major centers in South Africa, as well as between Johannesburg and most neighboring countries. SAA also provides regular services between South Africa and Australia, Europe, the Far East, the Middle East, South America and the United States. SAA became the first airline in Africa to join the Star Alliance Group in April 2006. SAA accounts for approximately 38% of all international arrivals to South Africa and through its Star Alliance membership offers 19,700 daily flights serving 1,077 airports in 157 countries.

The commercial airport infrastructure in South Africa consists primarily of nine airports which are owned and operated on a commercial basis by the Airports Company of South Africa Limited (ACSA). Previously, the sole shareholder of ACSA, the National Government sold 20% of its equity stake in 1998 to Aeroporti di Roma (ADR) for R819 million. In 2005 the Public Investment Corporation Limited (PIC), a body charged with the administration of the state’s pension fund, purchased ADR’s 20% equity stake for R1.67 billion. The Department of Transport is responsible for overseeing the state’s stake in ACSA. ACSA experienced an upswing in total departing passengers in the 2011/12 financial year. 17.9 million passengers departed from ACSA’s airports while landings declined by 1% to 272,320. International passenger traffic increased by 2% and international aircraft landings increased by 1% when compared with the prior year.

The 2013 MTEF estimates the total department of transport expenditure for fiscal year 2014 will be approximately R42.2 billion.

Communications

The communications sub-sector consists of postal services and telecommunications services. The South African Post Office Limited (SAPO) is responsible for postal services through the Postal Act and the Postal Services Act 1998. Telkom SA Limited (Telkom), in which the government has a 39.8% stake, is the leading provider of fixed line telecommunications services, although there is also a second national fixed-line operator – Neotel. There are five licensed mobile operators: Vodacom, MTN, Cell-C, Virgin Mobile and 8ta, which is owned by Telkom.

SAPO was established on October 1, 1991 as a public company in terms of the Companies Act, 61 of 1973. The government of South Africa is the sole shareholder and is represented by the Minister of Communications. As a state owned company (SOC), SAPO is expected to comply with the Public Finance Management Act (PFMA) and it is regulated by the Independent Communications Authority of South Africa (ICASA). SAPO was granted a license to operate as South Africa’s postal services provider in 2001. The license is valid for a period of 25 years and is reviewed every three years with the next review in 2014. SAPO has the exclusive mandate to conduct certain postal services under the Postal Services Act of 1998.

SAPO has a retail post office infrastructure of 2,447 service points which deliver postal, courier, financial and PostBank services. This comprises 1,573 post office outlets and 874 retail postal agencies. The number has decreased by 37 from 2,484 in 2010/11 to 2,447 in fiscal year 2012 for reasons which include the non-renewal of leases by landlords. Of the total of 2,447 post offices, 629 of them are located in the previously underserviced areas.

Like many postal companies internationally, SAPO faces a decline in its traditional mail business. It is thus looking to diversify its revenue sources and has looked at growing its logistics business and has entered the financial services sector through the Postbank. The Postbank is currently undergoing a corporatization process which will lead to it submitting an application for a full banking license to the Reserve Bank. The Postbank Limited Bill was approved in September 2010. The Bill seeks to establish the Postbank as a subsidiary of the SAPO and it will operate within the ambit of the financial and banking regulatory environment, as regulated by the Registrar of Banks. At March 31, 2012, Postbank deposits amounted to R4.3 billion.

Telkom is one of the largest companies in South Africa and together with its subsidiaries and joint ventures forms one of the largest communications services providers on the African continent. As at March 31, 2012, Telkom had 22,884 permanent employees. Telkom provides international direct dial telephone services to approximately 230 international destinations. Direct circuit relationships have been established with approximately 70 administrations worldwide. Automatic services to all international destinations are available to subscribers. Telkom currently connects via satellite, undersea cable and terrestrial circuits to other countries. A satellite earth station for operation in the Intelsat global system has been established at Hartebeeshoek, near Pretoria.

Telkom is listed on the Johannesburg Stock Exchange (JSE). The delisting from the New York Stock Exchange was informed by its desire to reduce its cost base. Telkom declared an ordinary dividend of 145 cents per share (an increase of 16%) for the financial year ended March 31, 2011.

As of March 31, 2012, the major shareholders of Telkom were (i) the National Government with a direct holding of 39.8% and (ii) Public Investment Corporation with a direct holding of 10.9%. The remaining 47.3% of Telkom’s issued shares were in free float. For the financial year ended March 31, 2012, Telkom’s Group operating revenue was R33.1 billion (R35.213 billion in 2011) and profit after tax was R179 million (a 93% decline from previous year).

During the last financial year, Telkom entered into talks with KT Corporation of Korea (KT) in October 2011. These were aimed at the acquisition of 20% of Telkom by KT. At the start of negotiations, KT was to pay an amount of R36.06 per share but this was subsequently revised down to R25.60 by May 2012. The downward revision was as a result of the possible fine that Telkom faced from the Competition Commission. On June 1, 2012, Telkom announced that the Cabinet had declined the transaction and this led to a drop in the share price of Telkom. It had been expected that the capital injection would allow Telkom to increase its capex spending especially in areas such as Next Generation Networks (NGN), mobile-fixed converged offerings whilst KT expertise would assist Telkom in turning around its mobile and broadband operations.

The Telecommunications Amendment Act of 2004 was introduced to amend the Telecommunications Act of 1996 and to make provision for the introduction of a second operator providing telecommunications network services in South Africa, thereby breaking the monopoly held by Telkom. September 2006 marked the entrance of the long-awaited second national fixed-line operator, Neotel. The company currently competes with the incumbent Telkom on most of the services that Telkom provides.

South Africa’s cellular phone industry network is currently shared by five licensees: Vodacom (Pty) Limited, MTN Group Limited, Cell-C (Pty) Limited, Virgin Mobile South Africa (Pty) Limited and Telkom. Cellular telephony is among the fastest-growing sub sectors of the South African economy. The Telecommunications Amendment Act of 1997 enabled various telecommunication facilities, including interconnection and roaming, and required two telecommunications providers to share and make available facilities and utilities for one another. Mobile number portability allows customers to switch networks without changing numbers.

Vodacom was initially established as Telkom’s mobile communications joint venture with Vodafone. Vodacom is the largest mobile communications network operator in South Africa. For the financial year ending March 31, 2012, Vodacom had 47.8 million customers up from 36.8 million the previous year million of which 8.86 million were in Tanzania, 4.15 million in the Democratic Republic of the Congo, 3.08 million in Mozambique and 859,000 in Lesotho. Vodacom’s group revenue for the financial year ended March 31, 2012 was R58.245 billion up from R54.052 billion the previous year.

The Electronic Communications Act (ECA) was signed into law in July 2006, and aims to promote convergence in the broadcasting and telecommunications sectors, as well as regulating the granting of new licenses. The Department of Communications (DoC) is in the process of reviewing the ECA.

The DoC is also undertaking a review of the Broadband Policy which was gazetted in 2010. The policy is aimed at achieving universal broadband coverage.

Mining and Quarrying

The mining sector makes up 5.7% (in real terms) of total GDP and employed 533,000 people during the second quarter of 2012, according to the QES. Although the sector’s importance to the South African economy has been declining over the long term, it remains an important earner of export revenues. Mineral export sales (including base metals, iron, steel and other processed minerals) accounted for approximately 65% of total export revenues in 2011.

South Africa’s reserves of platinum, chromite and gold constitute an important global mineral source. According to a 2010 Citigroup report, South Africa has the world’s largest in situ non-energy mineral reserves, estimated at over US$2.5 trillion. South Africa holds approximately 72.4% of the world’s chrome ore reserves and 87.7% of the world’s platinum-group metals reserves. The deposits of manganese ore in the Northern Cape are the largest proven reserve bases in the world, totaling approximately 4 billion tons. South Africa also has substantial reserves of other important industrial metals and minerals, including alumino-silicates, antimony, fluorspar, lead, nickel, phosphates, titanium, uranium, vanadium, vermiculite, zinc and zirconium. Furthermore, South Africa has large coal deposits in the Witbank Basin, the Vaal Basin and the Waterberg Coalfields. It also estimated that South Africa hosts a significant amount of shale gas reserves in the Karoo Basin – a potential source of energy in the future.

South Africa is currently the world’s sixth-largest producer of natural diamonds, measured in carats, after Russia, the Democratic Republic of the Congo, Botswana, Australia and Canada. A high percentage of the country’s production is of gem and near-gem quality. The following table sets forth South Africa’s diamond production for the periods indicated.

Diamond Production

Year	Total
(carats)
2005	15,776,427
2006	15,153,440
2007	15,250,185
2008	12,892,729
2009	6,103,189
2010	8,869,532
2011	7,047,315
2012(1)	3,721,856

Source: — Department of Mineral Resources

(1)	Through July 31, 2012.

South Africa’s mineral wealth is found in diverse geological formations, some of which are unique and very extensive by world standards. In terms of mining production, the most important of these formations is the Witwatersrand Basin in Gauteng, which yields approximately 90% of South Africa’s gold output as well as much of its uranium, silver, pyrite and osmiridium. The Transvaal Supergroup, also in Gauteng Province, contains large deposits of manganese and iron ore and the Bushveld Complex of the Gauteng, Mpumalanga and North West provinces holds a large percentage of the world’s reserves of a number of important minerals, including platinum-group metals, coal, chromium, vanadium, nickel, copper, fluorspar and andalusite. The Waterberg region in Limpopo hosts a large amount of untapped coal reserves.

South Africa’s mineral industry is export-oriented. The country is the leading world supplier, and contributes in excess of 30% of the world’s total, of chrome ore, manganese, ferrochrome, titanium, vanadium, vermiculite and zirconium. South Africa is also the world’s largest supplier of platinum-group metals and accounted for 75% of new global supply of platinum in 2011, according to Johnson Matthey. Asia accounted for 45% of all mineral commodity exports (including processed minerals); Europe and the Americas accounted for 23% and 6% respectively.

South Africa’s total primary mineral sales increased by 23.5% to R370.9 billion in calendar year 2011, following similarly strong growth of 24.4% to R300.3 billion in calendar year 2010, mainly reflecting a rebound in global commodity prices and a rebound in industrial metals volumes demand from emerging economies, in particular China. In volume terms, total mining production slipped by 0.75% in 2011, hampered by a 4.1% decline in gold production and largely unchanged volumes in PGMs (which include platinum, palladium, rhodium, ruthenium and osmium). Domestic PGM production was reduced in response to a 450,000oz oversupply globally during 2011, and subsequent lower prices. The decline in gold output is related to structural factors including decreasing ore quality, deepening mine pits which have raised the risks of gold mining, and rising costs (mainly labor and electricity).

In 2012, whilst total mining sales to July were up 7.9% compared to the same period a year ago, total volumes were 3.3% lower. The PGM sector has continued to be plagued by weak prices, which coupled with domestic strike activity, have resulted in volumes falling 15.3% in the eight months to August 2012 from the volumes in the same period a year ago. Gold production is 7.1% lower between 2012 and 2011 over the same period, although higher gold prices in rand terms have provided some relief for producers’ earnings. Diamond production has fallen by 21.4% in 2011 and 10.3% in the eight months to August 2012 compared with the previous year. The industry has recorded modest gains in output towards the end of the first half of 2012 thanks to robust demand in the U.S., China and India.

Although part of the weakness in 2012 reflects weaker global demand for commodities, sporadic industrial action in the first quarter and widespread wildcat strikes during the third quarter have resulted in lengthy production stoppages. The strike action began at Lonmin’s Marikana mine in the North West province, where 28,000 workers downed tools for 42 days, demanding better wages. The strike at Marikana sparked wildcat strikes across the South African mining industry when confrontations between the miners, mine security and the SAPS resulted in the death of more than 40 miners and a decision by President Zuma to commission an official inquiry into the Marikana strike. Protests have since spread to other large mines, including Goldfields, Anglo Gold, Impala Platinum and Gold One, resulting in a significant loss of working days and output. The strikes have particularly hit the PGM and gold mining industries with smaller strikes reported in iron ore and coal mining. The protracted nature of these stoppages has prompted the closure of several shafts at some mines due to the deterioration of geological conditions and a rise the costs of resuming production.

In the NDP 2030, the government identifies mining as one of the key sectors for the acceleration of domestic industrialization and the acceleration of job creation. A number of binding constraints to growth that require policy intervention have been identified, including rail and port infrastructure, the stability of energy supply, skills constraints and poor regulatory framework.

Rail infrastructure is to be improved through the upgrading of two critical coal lines (in Waterberg and Richards Bay) to 80 million tons of coal per annum. The Richards Bay upgrade is due to be completed by 2015. Eskom’s two new coal-fired stations, due to come on line in 2015 and 2018, should reduce the risk of power shortages and the DMR is currently in the process of amending the Minerals and Petroleum Resources Development Act of 2001 to further simplify the regulatory framework and redefine parts of the legislation that have previously been identified as ambiguous.

As part of the new developmental path outlined in the NDP 2030, government is working towards creating a suitable environment for downstream minerals beneficiation. In June 2011, the cabinet approved a ten commodity beneficiation strategy, which set out a framework for transforming mined raw commodities into value-added products for export. The ten selected commodities are gold, platinum, diamonds, iron-ore, chromium, manganese, vanadium, nickel and titanium, with coal and uranium bracketed together, and the five value chains are energy, steel and stainless steel, pigment production, auto catalyst and diesel particulate filters, diamond processing and jewelry. The DMR is currently in the process of developing implementation plans for the strategy.

Following concerns that the mining regulatory framework was inhibiting investment, the Minister of Mineral Resources announced measures to reduce regulatory uncertainty in the mining industry and root out corruption in the awarding of mining licenses. Since September 1, 2010, in an effort to improve transparency in the licensing process, the DMR now places information on the status of exploration and mining licenses on its website. In addition, issuance of prospecting rights, which was previously done at regional offices, is only issued from the head office. This aims to reduce graft and inconsistent application of the law. Senior management has also been deployed to regional offices to strengthen leadership and oversight.

Finally, the DMR has identified areas in the regulatory legislation (the MPRDA) that require clarification, including the order of processing applications, the interpretation of regulations on transfer of rights, regulations covering associated minerals and regulations to prevent the fragmentation of rights. It is currently working on revisions to proposals that it will table to the Cabinet for consideration.

The following table sets forth mineral production and sales for the periods indicated.

Mineral Production

Year	Index of Production Volume Including Gold(1)	Index of Production Volume Excluding Gold(1)	Total Value of Mineral Sales Including Gold(2)	Total Value of Mineral Sales Excluding Gold(2)
2004	98.8	95.8	125,057.8	95,728.1
2005	100.0	100.0	142,817.9	118,216.7
2006	98.7	100.1	193,589.5	157,184.9
2007	97.8	100.3	224,437.7	185,401.1
2008	92.3	96.5	300,714.5	254,722.3
2009	86.2	90.1	241,364.6	192,668.9
2010	91.8	97.6	300,292.5	247,199.2
2011	90.8	97.0	370,909.2	302,017.7
2012(3)	87.4	94.0	216,907.0	171,259.4

Notes: —

(1)	Base: 2005 = 100
(2)	Rand million, through July 31, 2012.
(3)	Through July 31, 2012.

Source: Stats SA.

Agriculture, Forestry and Fishing

Agriculture

Gross Value Added (GVA) by the agricultural fishing and forestry sectors declined by 2.72% in the first half of 2012 in relation to the same period of 2011. The Commercial Agricultural Census estimated that there were 39,966 commercial farming units in operation in 2007, down from 45,818 in 2002. A widely held view is that there are now about 37,000 commercial farmers in South Africa. The Department of Agriculture, Forestry and Fisheries (DAFF) suggests that commercial farmers produce approximately 95% of the country’s formal marketed agricultural produce. Total employment in the agricultural sector was 638,000 in the second quarter of 2012, below the 598,000 jobs recorded for the sector just over three years ago.

Approximately 12% of the country can be used for crop production and high-potential arable land comprises only 22% of total arable land. Rainfall is unreliable and the country as a whole is subject to severe periodic droughts. Yet South Africa remains a major food exporter to the Southern African region, mainly due to the sector’s relative maturity and global competitiveness.

There are a number of farming regions that vary according to climate, natural vegetation, type of soil and type of farming practiced. Agricultural activities range from intensive crop production and mixed farming in winter rainfall and high summer rainfall areas, to cattle farming in the bushveld and sheep farming in the more arid regions. Production under irrigation takes place on approximately 1.4 million hectares (3.2 million acres). Pure agricultural companies such as ZZ2, Karsten, Westfalia and AFGRI are well-established in the sector and have existed since the 1960s.

South Africa is self-sufficient in virtually all major agricultural products and has always been a net exporter of agricultural products. However, largely due to erratic weather conditions, growth in agricultural production over the last decade has tended to be lower than population growth over the same period.

Historically, exports of processed agricultural products have outweighed exports of unprocessed agricultural products; in 2009, processed products made up about 98% of total agricultural exports. Agricultural exports totaled R50.8 billion in 2011 signaling a 9.5% increase from the 2010 value of about R46.4 billion.

The NGP policy framework identifies the agricultural sector as a key driver of job creation and will introduce measures to support growth of commercial farming and smallholder schemes with comprehensive support around infrastructure, marketing, extension services and finance.

As agriculture is a high-risk business, access to finance has been a key challenge for farmers, particularly emerging farmers. A number of platforms therefore exist to improve farmers’ access to finance. These include the Land Bank, the Industrial Development Corporation (IDC) and the Micro-Agricultural Financial Institutions of South Africa (MAFISA). Following financial breakdown, the Land Bank has stabilized its financial position and will increase its developmental lending to emerging farmers over the medium term. At the same time, the IDC is targeting the agricultural sector through its R10-billion Gro-E Scheme, and the number of farmers awarded production loans under MAFISA increased from 3,910 in fiscal year 2011 to 5,310 in fiscal year 2012. The DAFF has targeted 6,000 small-holder and subsistence farmers to be receiving MAFISA loans in fiscal year 2013 and 7,000 in fiscal year 2014.

The agricultural sector is also being supported through investments in research and development (R&D). One of the underlying principles of the Green Paper on land reform is the preservation and enhancement of agricultural productivity whilst institutions such as the Agricultural Research Council (ARC) and the Water Research Commission receive support from government. The ARC received R755.5 million from DAFF in fiscal year 2012 for its operations.

Empowerment policies are encouraging large corporations to take on or work with black and small-scale partners in order to encourage greater diversity. Agricultural Broad-Based Black Economic Empowerment (AgriBEE) is the agricultural sector’s approach to BBBEE and is envisaged to support other initiatives such as farmer development support and land reform, although the impact has been limited as it was not legally binding. A draft AgriBEE Sector Code in March 2012 was submitted for public comment by DAFF and the DTI in order to address the efficacy of AgriBEE. One of the underlying principles of the Green Paper on land reform is the preservation and enhancement of agricultural productivity.

Forestry

There are approximately 534,000 hectares of indigenous or natural forests in the country which occur mainly along the southern and eastern escarpment, the coastal belt and in sheltered kloofs or ravines. There has been an increase in the use of natural forests as sources of medicine, building material, fuel and food. It is estimated that around 80% of South Africa’s population still use medicinal plants, most of which are sourced from natural forests.

The forestry sector is an important contributor to GDP and employment. It employs about 170,000 people (107,000 in forestry operations and a further 63,000 in downstream processing plants) and contributes almost R12.2 billion annually to the South African economy (approximately 1.2% of the country’s GDP).

South Africa now has a detailed inventory of all its natural forests, which are not commercially utilized extensively for forest products, but which are very important in supporting communities in subsistence needs and which also provide unique eco-tourism opportunities. These forests represent 24 broad forest types. The natural forests protected areas system, which was completed for all forests in 2004, will guide the setting-aside and re-demarcation of natural forests into protected areas. South Africa also has extensive woodland (deciduous fire-climax wooded areas as opposed to evergreen natural forests) areas throughout about 29 million hectares of the country, of which approximately three quarters is privately owned.

The Department of Agriculture, Forestry and Fisheries plans to transfer the management and control of all state-owned indigenous forests, primarily to provincial government departments or national and provincial conservation agencies such as South African National Parks, SANParks, which will manage about 97,000 hectares of state forest land in the southern Cape and Tsitsikamma areas.

The Forestry 2030 Roadmap aims to achieve the effective and sustainable development of all forestry resources in South Africa. It serves as the guiding policy of the forestry sector. The Forestry BBBEE Charter, which was launched at the Forestry Indaba in April 2005, was gazetted in June 2009. The vision of the Charter is that of an inclusive and equitable forestry sector, in which black women and men fully participate and that is characterized by the sustainable use of resources, sustainable growth, international competitiveness and profitability for all its participants and a forestry sector that contributes meaningfully to poverty eradication, job creation, rural development and economic value-adding activities in the country. Under the Charter, the National Government aims to process about 15,000 hectares per year until 2019 to get a net increase in forestry of about 10,000 hectares per year.

Fishing

South Africa is Africa’s largest fishing nation. Fishing occurs off a coastline of over 3,200 km on the Indian and Atlantic Oceans. South Africa’s shores are particularly rich in biodiversity, with some 10,000 species of marine plants and animals having been recorded.

South Africa’s industrial fisheries are widely regarded as being among the best managed in the world. South Africa’s commercial fishing industry, which includes fish, molluscs, seaweed and shellfish, is valued at approximately R2.0 billion annually and directly employs about 27,000 people while another 81,000 find employment in fish processing, transporting of fish products and boat building. Recreational fishing attracts between 500,000 and 1,000,000 enthusiasts, employs over 131,000 people and generates more than R1.3 billion in revenue each year. Marine life that is not harvested, such as whales, dolphins and seabirds, is increasingly recognized as a valuable resource for nature-based tourism.

The South African fishing industry, which was once concentrated in the hands of a few, largely white-owned companies, has undergone intensive transformation over the past ten years. It is estimated that at least 60% of commercial fishing rights have been allocated to HDIs or majority HDI-owned companies. Transformation has taken place in a very short space of time, without compromising the principle of sustainable utilization that is fundamental to the management of fisheries.

The Integrated Coastal Management Act of 2008 replaced the Seashore Act of 1935 and the Dumping at Sea Control Act of 1980, and introduces a comprehensive national system for planning and managing South Africa’s valuable coastal areas. The Integrated Coastal Management Act declares the seashore, coastal waters (including estuaries) and South Africa’s territorial seas to be coastal public property. It therefore also requires the state to act as the trustee of coastal public property.

Exports in the fishing industry have shown consistently strong growth over the past few years and it is estimated that approximately 54% of the annual fish catch is exported, mainly to Europe, the Far East and North America.

The primary objective of the National Government’s fisheries policy, as outlined in the Marine Living Resources Act of 1998, is the improvement of impoverished coastal communities through increased access to, and sustainable development of marine resources.

Finally, the Integrated Growth and Development Plan 2012 (IGDP) has been developed by DAFF to provide a long-term strategy for the agriculture, forestry and fisheries sectors. Its aim is to provide a coordinated implementation framework linking the three sectors.

Electricity, Gas and Water

Real value added by the electricity, gas and water sector increased by an annualized rate of 0.4% in the second half of 2012, from previously recorded increases of 1.35% in 2011 and 1.71% in 2010.

Electricity output for the first half of 2012 declined by 2.67% compared with the same period in 2011. This can be attributed to lower domestic demand arising from a prolonged economic slowdown and the effects of further increases in electricity tariffs towards cost reflective levels, as well as Eskom’s power buy-back program which ran through most of this period.

According to the QES, the number of persons employed in this sector was 98,000 as at June 30, 2012.

Electricity

South Africa generates two-thirds of Africa’s electricity. At present over 82% of all households in South Africa have access to electricity, partly due to South Africa’s Electrification Program. According to the General Household Survey 2011, the highest percentages of electrified households are found in the Free State (92.9%) with the lowest percentage in the Eastern Cape (74.7%).

More than 85% of South Africa’s electricity is coal-generated. Koeberg, a large nuclear station near Cape Town, provides about 5% of capacity. A further 5% is provided by hydro electric and pumped storage schemes.

Generation of electricity in South Africa is currently dominated by Eskom, the national wholly state-owned utility, which also owns and operates the national electricity grid. The company supplies about 95% of South Africa’s electricity. Eskom is among the top 11 global companies in generating capacity, among the top seven in terms of sales, and has one of the world’s biggest dry-cooled power stations, the Matimba Power Station.

In 2002 Eskom was converted into a public company whose total asset base amounts to R328 billion. Its total operating cost base for fiscal year 2012 is R72.5 billion, consisting of primary energy (R35.7 billion) and operating (R36.8 billion) costs. It is regulated by the National Energy Regulator of South Africa (NERSA), which is also mandated to regulate electricity departments of local authorities as well as the piped-gas and petroleum pipeline sectors.

Electricity supply constraints are being met with government policies to support the development of generation and transmission capacity. In response to supply constraints, Eskom embarked on massive build program. In the short term, South Africa’s increased power needs are expected to be met by two new coal-fired power stations, Medupi and Kusile, with Medupi expected to come online in 2013. The projects have been financed by a mix of higher tariffs for electricity as well as debt issued by Eskom, backed with a government guarantee, as well as loans from multilateral development banks. The supply of electricity has also been enhanced by Eskom having laid 443 km of transmission network during fiscal year 2012, bringing the total new transmission network laid since 2005 to 3,899 km. A further 631 km is expected to be laid by March 2013.

Electricity tariffs have been increasing at levels above inflation since 2008 to reach cost reflectivity. In October 2012 Eskom submitted its Multi Year Price Determination (MYPD) application to NERSA. The application requests an increase in the determination period from three to five years and an increase in tariffs of 16% per year from 2013 to 2018. The 16% tariff increase will allow Eskom to meet its operating, capital and finance expenses as well as allow for increased renewable generation from Independent Power Producers. Eskom is also renegotiating contracts with key aluminum smelting firms, among South Africa’s heaviest electricity users, to link the price of electricity to the cost of supply.

Over the longer term, South Africa’s envisaged energy generation and transmission needs and provision are outlined in the Department of Energy’s Integrated Resources Plan (IRP). The IRP seeks to diversify the energy mix in South Africa to include gas, imports, nuclear, biomass, and renewable, as well as use to the existing coal resources more efficiently and in a more environmentally friendly manner. The IRP envisages creating an additional 42.6 GW of total capacity by 2030: 17.8 GW from renewable, 9.6 GW from nuclear, 6.3 GW from coal and the remainder from other generation sources. This mix should help South Africa to meet its commitments to climate change imperatives such as the Copenhagen Accord.

One of the objectives of the White Paper on Energy 1998 is for independent power producers to generate 30% of future capacity. This process has begun with targets for Eskom to purchase 1,425 MW of conventional and renewable energy from independent power producers between now and 2013, as well as a further 1,000 to 1,500 MW of co-generated capacity over the same period. The Department of Energy has announced the preferred bidders, with a total of 3,725 MW of capacity to be added to the South African grid between 2014 and 2016. Further Independent Power Producer (IPP) participation in the electricity supply industry will be facilitated if the Independent System and Market Operator (ISMO) bill is passed into law. The ISMO bill seeks to establish a separate state-owned company which will act as a buyer of electricity from different generators.

Oil and Gas

South Africa continues to support efforts to enhance the exploration of mineral resources, especially energy sources. The Petroleum Agency of South Africa, a state-owned company responsible for the promotion of gas and oil exploration, has granted 11 international companies exploration licenses to date. The Moratorium on prospecting for shale gas in the Karoo was lifted in September 2012, although the process of hydraulic fracturing will only be allowed upon the meeting of certain safety measures and standards.

South Africa has the capacity to refine 703 kilo barrels per day (kbpd) from four crude oil refineries with total refining capacity of 508 kbpd, one coal-to-liquid refinery (150 bpd) and one gas to liquid refinery (45 kbpd).

In January, Transnet took delivery of its new multi-product pipeline which will both enhance the security of supply and ease road congestion by reducing the number of tankers on national roads. The pipeline, which runs between Durban and Jameson Park near Heidelberg, initially handled the delivery of diesel to Gauteng.

PetroSA is a subsidiary of the Central Energy Fund (CEF) and is the National Oil Company (NOC) of South Africa. CEF is wholly owned by the State and reports to the Minister of Energy. PetroSA’s flagship operation and main contributor to its revenue is its Gas to Liquid (GTL) plant located in Mossel Bay. The Mossel Bay plant is the third largest out of the five such plants globally and is capable of producing a crude oil equivalent of 45,000 barrels per day. The refinery employs over 2,000 people, mainly from the surrounding area, and increasingly from its Centre of Excellence.

The diesel retail price is unregulated; the gasoline retail price is fixed on a monthly basis, but varies each month with respect to global crude oil prices, the Rand/Dollar exchange rate and taxes. The administration of the pricing regulation is done by the Central Energy Fund on behalf of the DOE.

In response to heightened sanctions on the importing of oil from Iran that came into effect during 2012, South Africa shifted its oil import volumes from Iran to other countries in the MENA region, including Saudi Arabia, Angola and Nigeria.

Water

South Africa’s inland water resources include 22 major rivers, 165 large dams, more than 4,000 medium and small dams on public and private land and hundreds of small rivers. South Africa has a range of projects for surface and underground water extraction and storage. The Department of Water Affairs (DWA) is the government department with the mandate to regulate the water sector nationally, develop national policy, standards and guidelines, and provide targeted support and information management. In 2010, the DWA was restructured to focus its attention on its core functions of policy formulation, water resource management, infrastructure development, capacity building intergovernmental and intra-sectoral coordination, and water regulation. As a result of the restructuring, the forestry function was moved to the Department of Agriculture, Forestry and Fisheries, while the sanitation function was moved to the Department of Human Settlements.

One of the ways in which South Africa addresses issues of water resource management is for the Department of Water and Environmental Affairs to give strategic direction for water resources management in the country. This is reflected in the National Water Resource Strategy (NWRS). The first edition of the NWRS was published in 2004 and set out the ‘blueprint’ for water resources management in the country for the first time. On August 10, 2012, the Cabinet approved the gazetting of the draft National Water Resource Strategy 2 (NWRS-2) for input and comments. The NWRS-2 sets out the strategic direction for water resources management in the country over the next 20 years, with a particular focus on priorities and objectives for the period from 2013 to 2017. It provides the framework for the protection, use, development, conservation, management and control of water resources for South Africa, as well as the framework within which water must be managed at catchment level, in defined water management areas. It is binding on all authorities and institutions exercising powers or performing duties under the National Water Act, 1998.

The following key drivers underpin the NWRS-2:

•	Value-driven water management within a human rights approach;

•	Democratizing water management through a sector-wide approach and also giving citizens a voice to participate in the process;

•	Working towards developmental water management by integrating water strategies and water plannings and also to regulate high-impact uses whilst providing support for small users;

•	Addressing governance failures; and

•	Working on a shift in the water sector from a technically driven approach to a value-driven approach and from resource development to improved governance and new technology.

The DWA is in the process of reviewing the raw water pricing strategy, infrastructure funding model and economic regulation of the sector. This is to be completed by 2012 with the aim of ensuring the long-term sustainability of water related infrastructure as well as the natural environment.

The Constitution provides that everyone has the right to have access to sufficient water and it enjoins the state to make reasonable legislative and other measures within its available resources to achieve the progressive realization of this right. Substantial progress has been made by the water sector in providing universal access to water and sanitation services in South Africa. South Africa has met the Millennium Development Goals of halving the population without access to water and sanitation. In 1994, only about 59% of South Africa’s population had access to water supply infrastructure, meaning that almost 15.9 million people had no access to a basic water supply. As of March 2012, 94.7% of people had access to a basic water supply. Similarly, access to basic sanitation services increased from 49% in 1994 to 79% in 2010.

While substantial progress has been made in reducing the backlog in the provision of basic water and sanitation services, greater focus is now being placed on regulating the quality of water. In 2008, the DWA introduced a system of incentive-based regulation which is aimed at assessing the quality of water within various municipalities and municipal systems in line with international best practice. The system was defined by two programs: the Blue Drop Certification Program for drinking water quality management regulation and the Green Drop Certification Program for wastewater quality management regulation.

A total of 153 municipalities and 931 water supply systems were assessed in 2012, compared with 162 municipalities and 914 systems in 2011. The marked improvement in the submission of performance portfolios by municipalities affirms the commitment by municipal management to raise their service standard and performance. The incentive-based regulatory approach also appears to have been a positive stimulus for improvement across the country: the 2009 Blue Drop overall score improved from 67.2% in 2010 to 72.9% in 2011 and is currently at 87.6% in 2012.

In terms of wastewater quality management, under the Green Drop Certification Program, 153 municipalities and 831 wastewater systems were assessed in 2011, compared with 155 municipalities and 821 systems in 2010. The average Green Drop score shows marked improvement when comparing the 2010 average Green Drop score of 45% with the average of 67% achieved in 2011.

The national backlog in water resource infrastructure is estimated to be approximately R13 billion, of which R10.1 billion alone relates to dam safety and rehabilitation. Over the next five years, the Department of Water Affairs plans to spend in the region of R15 billion on new capital projects, rehabilitation and maintenance programs. It is expected that of this amount, approximately R1 billion per year will be spent on capital maintenance programs, while just over R2.2 billion per year will be spent on dam safety rehabilitation programs.

In fiscal year 2011, the DWA spent R300.8 million on the rehabilitation of 13 dams. In total, since its dam rehabilitation program commenced in fiscal year 2005, the DWA has spent R1.35 billion rehabilitating a total of 22 dams. The DWA will be entering into contracts with private contractors to assist with the larger maintenance tasks and will be developing detailed maintenance plans for its entire infrastructure over the next three years.

In terms of revenue, the DWA expects this to increase from R2.6 billion in fiscal year 2011 to R3.9 billion in fiscal year 2014. The increase in revenue is mostly attributable to an increase in water resource management and water resource infrastructure charges.

Construction

The construction sector contributed 0.1% on average, to overall GDP growth in the first half of 2012.

Growth in real value added by construction improved to 2.5% in the first half of 2012, from 0.8% in 2011 and 0.9% in 2010. Growth in the sector has been underpinned by improved investment expenditures by the general government – mainly through social infrastructure expenditures (i.e. social housing, roads, schools and hospitals) – and increased spending on infrastructure development by public entities. Meanwhile, the pace of private sector investment remained slow, with mining and manufacturing production slowing and some firms holding back on expansion plans. The residential market remains a drag on the overall construction sector, with weak activity levels and subdued house prices growth. Annual credit growth for mortgage advances measured 2.1% in the first half of 2012, compared with 2.9% in 2011, 4.1% in 2010 and 7.9% in 2009. In addition, the planned public infrastructure spending of R845 billion will gain momentum over the next three years, and should contribute towards construction sector growth.

According to QES surveys, the construction industry employed 433,000 people as at June 30, 2012, 3.3% higher than as at June 30, 2011.

Building Construction

Building construction primarily comprises the activities of general contractors engaged in the building, alteration, repair or demolition of buildings. Subcontractors appointed to perform work such as painting, plumbing, electrical installation, bricklaying and other related work are also included in this sector. Enterprises operating in this sector vary from large building contractors to many smaller contractors and subcontractors. Major inputs to this sector are non-metallic mineral products, electrical machinery and basic iron and steel. Although its contribution to GDP is relatively low, this sector is labor-intensive and utilizes mainly semi-skilled or unskilled labor.

The National Government has implemented a housing subsidy policy, tender procedures and contract procurement policies that are directed towards facilitating the growth of the emerging construction sector.

The Housing Accord in 1994 established procedures to ensure the delivery of 350,000 low-cost houses per year, with a goal of delivering 1 million houses by 1999. To date, over 3 million housing units have been delivered since 1994, although there is an estimated backlog of 2.1 million houses remaining. According to the 2012

Estimates of National Expenditure, it is projected that an additional 127,200 houses will be completed in fiscal year 2013, 134,832 houses in fiscal year 2014 and 142,922 houses in fiscal year 2015. A further R50.5 million has been allocated for low-income housing and upgrading of informal settlements in secondary cities, as well as R27 billion for upgrading informal settlements in large cities over the next three years. The National Government is also committed to improving water and sanitation infrastructure as part of the rural housing program.

Civil Engineering

Civil engineering includes contractors primarily engaged in construction work such as airports, dams, electricity networks, harbors, pipelines, railway lines and roads. The demand for labor consists mainly of production workers and artisans (unskilled and semi-skilled workers).

The civil engineering sector provides most of its own raw materials, but also uses non-metallic mineral products, iron and steel.

The civil construction industry is characterized by a high degree of economic concentration. As such, the government implemented the Construction Charter, which took effect from June 6, 2009, aiming to involve historically disadvantaged individuals and smaller businesses in construction activities. Moreover, the Construction Industry Development Board (CIDB) has developed standards and procedures for government tenders which are intended to help simplify tender procedures, particularly for small construction contractors.

This sector’s share of production is very sensitive to cyclical economic activity, with almost three-quarters of the domestic demand for the sector’s output generated by domestic fixed investment. In the face of weakened private activity, improved investment by the general government and public corporations has proved helpful in keeping the construction sector afloat. However, delays in projects undertaken by public corporations and capacity issues constraining project implementation at the local and provincial government levels has constrained growth. In response to concerns around capacity issues, the government has instituted various capacity-building initiatives, such as the infrastructure delivery improvement program (IDIP), the infrastructure skills development grant and the municipal infrastructure support agency. Since the inception of IDIP, R255 million has been spent on the program and a further R98 million a year will be spent over the next three years. In addition, the Cabinet has established the Presidential Infrastructure Coordinating Commission (PICC) in 2011, which integrates and coordinates long-term infrastructure builds, raising the level of investment spending and contributing to industrial and regional development.

As the economic outlook improves, it is expected that demand from civil works will improve. Public infrastructure spending, budgeted at R845 billion over the next three years will provide a further stimulus. According to the 2012 Budget Review, out of the R845 billion allocated, 35.1% is to be spent on energy and 31.0% will be spent on transport and logistics. Other economic services, which include spending on agriculture and environmental infrastructure, will get 5.2% of the allocated amount.

Informal Sector of the Economy

Informal enterprises encompass a very wide range of activities in South Africa, including the production of marketable products, the distribution of merchandise and the provision of services. Informal enterprise is an important haven for self-employment in rural areas, as well as for the newly urbanized and for the formally unemployed. In addition, informal enterprises mobilize capital at a grass-roots level for the provision of dwellings and community-based services. The businesses in this sector typically operate at a low level of organization and on a small scale, with little or no division between labor and capital. Where more than one individual is involved, labor relations are based mostly on casual employment, kinship or personal and social relations rather than on contractual arrangements with formal guarantees. Formal sector economic activity, by contrast, is conducted within the formal structures created by the legal system of the country.

The informal sector’s annual contribution to GDP, though difficult to estimate with any certainty, has been estimated at approximately 8% to 10% in recent years. This sector employs approximately 2.2 million people (excluding agriculture and domestic service) and, as of June 30, 2012, accounted for 19% of total employment.

Employment and Trade Unions

Employment

Employment remains one of the key challenges for the South African economy. Faster growth is required over an extended period of time to significantly increase labor absorption, reduce high unemployment and achieve a more equitable distribution of income.

Since the end of the 2008-2009 recession, the labor market recovery has been sluggish, with formal sector non-agricultural employment just 4.2% higher than its low in March 2010, compared with output growth of 6.8% over the last two years1. Gains in formal sector non-agricultural employment have been concentrated in the public sector. By September 2012 employment levels had recovered to 2008 levels, but a structural backlog in employment remains. A large proportion of net job creation since the onset of the crisis has been in the informal sector, highlighting the sector’s importance in employment and livelihood creation.

Total employment per sector

Total employment per sector as at June 30, 2012	Total employed (thousands)	As a percentage of total	Change since December 2008 (thousands)	% change since December 2008
Agriculture	638	4.7	-135	-17.5
Community and personal services	3,012	22.4	329	12.3
Construction	1,012	7.5	-207	-17.0
Finance, insurance and real estate	1,737	12.9	65	3.9
Manufacturing	1,678	12.5	-310	-15.6
Mining and quarrying	357	2.7	32	9.8
Private households	1,153	8.6	-126	-9.9
Retail and wholesale trade	2,966	22.1	-233	-7.3
Transport and communication	791	5.9	-3	-0.4
Utilities	98	0.7	9	10.1
Total	13442	100	-579	-3.1

Source: Stats SA

The following table sets forth the change in non-agricultural, formal employment and the percentage of registered unemployed people for the periods indicated.

	For the year ended December 31,
	2007	2008	2009	2010	2011	2012(1)
Employment (% change on prior year)(2)
Public Sector(2)	3.7	4.9	3.1	2.3	4.8	1.0
Private Sector(2)	1.9	1.0	-4.6	-1.6	1.4	0.8
Total	2.3	1.8	-3.0	-0.8	2.2	0.9
Official Unemployment(3) (%)	22.6	22.9	23.9	24.9	24.9	25.1

Notes: —

(1)	First quarter of 2012
(2)	Employment in the non-agricultural sectors
(3)	QLFS as at June 30, 2012

Source: SARB and Stats SA

[1]	Seasonally adjusted and annualized GDP at market prices at constant 2005 prices

The National Government has placed job creation at the heart of its policies, by promoting an environment that is conducive to private sector growth and investment, including appropriate regulation and microeconomic reform as well as by directly impacting on employment levels through public sector hiring and targeted job-creation programs.

Key programs include the expanded public works program, which has created about one million short-term jobs since the beginning of the second phase in April 2009, and targets the creation of nearly 800,000 short-term jobs of 104 days average duration in fiscal year 2012; a R9 billion jobs fund that provides support for projects with the potential to create large numbers of jobs (in particular for younger workers); a job seekers’ support program that will extend services offered at labor centers; and a R2.4 billion training layoff scheme to subsidize the temporary suspension of work in favor of training. In addition, several industrial policy incentives also encourage job creation and training. Renewed tax incentives for the manufacturing sector will support labor-intensive investments and provide an additional training allowance of R36,000 per employee to be offset against taxable income. The National Government is also investigating the possibility of the introduction of an employment subsidy for the employment of young workers.

More broadly, the National Government has strengthened small business financial and advisory support, drawing on both public and private sector capacity, given their importance for job creation and continues to provide significant support for education.

Education

Education is one of the National Government’s priority areas. This prioritization is reflected in the total government expenditure on education – at 19.7% of total National Government expenditure in fiscal year 2012, South Africa’s total expenditure on education lies in the upper part of the 15% to 20% threshold as set by the Education for All initiative in 2008.

The former Department of Education was split into two separate departments in 2009 – the Department of Basic Education and the Department of Higher Education and Training (DHET). This has allowed the Government to have dedicated structures supporting education in schools (basic education) and intermediate and high-level skills development at post-school level, which includes Further Education and Training (FET) Colleges; higher education institutions and the skills development agencies (Sector Education and Training Authorities and the NSF) previously with the Department of Labour.

At the start of the 2012 academic year, the South African education system had 12.4 million students, 425,167 educators and 25,826 schools, of which 1,571 were independent schools. With enrolment and gender parity virtually achieved, particularly at primary school level where the gross enrolment ratio is 92 for girls and 94 for boys, access to education is less of a problem in South Africa and the focus has moved to improving the quality of education.

This shift in focus is reflected in the National Government’s commitment to “improve the quality of basic education” as part of its outcomes approach. Improving learner performance in literacy and numeracy is central to the overall improvement in education outcomes at all levels. Workbooks for grades 1 to 6 that aim to raise levels of literacy and numeracy were introduced in 2011 and have been extended to grade 9 in 2012. These workbooks are complemented by the introduction of annual national assessments in literacy and numeracy for learners in grades 1 to 6 2011, and these assessments have been conducted for grade 9 in 2012. Ensuring that the developmental needs of the very young are met is a key objective, hence the expansion of Early Childhood Development and grade R programs continue to be prioritized over the medium term.

To address the impact of poverty on educational opportunities, a “no-fee schools” policy was introduced in 2007 that ensured that the poorest 40% did not have to pay school fees. Since the start of 2011, this now covers the poorest 60% of learners. These “no-fee schools” receive additional resources to provide the necessary learner and teacher support materials.

Another key poverty alleviation program is the National School Nutrition Program (NSNP), which provided daily meals to 8.9 million learners (71.2% of total learners) in the 2011 fiscal year. The NSNP is funded by means of a conditional grant, with a total budget of R4.9 billion for fiscal year 2011, with the aim of enhancing the learning capacity of poor students by providing them with a nutritious meal every school day. The number of learners benefitting from the program is expected to increase to 9.1 million by fiscal year 2012.

The Ministry of Basic Education issued the Action Plan to 2014: Towards the Realization of Schooling 2025 in 2010, in which the 27 goals for basic education are outlined. These goals include:

•	increasing the number of Grade 12 learners who become eligible for a bachelors program at a university;

•	increasing the number of Grade 12 learners who pass mathematics and physical science; and

•	ensuring that all children remain effectively enrolled in school up to the year in which they turn 15 years of age.

A safe and secure learning environment is a critical element to improving the quality of learning and teaching. A dedicated fund of R8.9 billion over the 2013 MTEF is made available to ensure that all schools are made safe and secure sites with access to water and electricity. This complements funds already in the baselines of provincial education departments for school infrastructure.

There is also recognition that performance in mathematics and science, the gateway subjects to science, engineering and technology, needs to be substantially improved. In 2004, the National Government introduced the Dinaledi Schools, which channel additional resources to 500 disadvantaged schools to increase the quality of education and student performance with regards to mathematics and science. Dinaledi Schools are provided with additional learner and teacher support materials as well as teacher development and support. In 2011, 54% of Dinaledi students studying mathematics achieved high level scores and 63% of students studying science achieved high level scores. A dedicated funding stream for Dinaledi Schools in the form of a conditional grant was introduced in fiscal year 2011 with an initial allocation of R70 million, increasing to R116 million in fiscal year 2015, to further strengthen this program.

A second education-related outcome in the National Government’s outcomes approach is to “develop a skilled and capable workforce to support an inclusive growth path”. FET Colleges are recognized as primary sites for skills development and R1.9 billion was spent on recapitalizing a consolidated FET College sector between fiscal year 2006 and fiscal year 2008. Quality is also a concern at these colleges and the DHET has committed to implement measures that aim to address poor performance at these FET Colleges. The Sector Education and Training Authorities (SETAs) and the National Skills Fund, the key skills development agencies, intend to spend R11.4 billion in fiscal year 2012 and R41.4 billion over the 2013 MTEF on a range of skills development programs.

Access to higher education has steadily increased, with enrollment up from 578,134 in 2000 to 938,200 in 2011. One of the key outputs identified under this priority outcome is to specifically increase the number of science, engineering and technology graduates because of the contribution that these graduates can make to the economic growth that the country seeks. Additional grant funding is provided to those universities that are able to increase enrollment and graduation numbers in these key areas.

In order to ensure that the poor are also able to access opportunities at universities and FET Colleges, a total of R18.1 billion will be made available over the 2013 MTEF for poor learners to access programs at these institutions.

Trade Unions and Labor Disputes

The Labour Relations Act promotes collective bargaining through, among other things, protecting organizational rights for unions and the right to strike. Trade union representation is an accepted fact of industrial practice in South Africa. Almost all sectors of the economy, including the public service, have representative unions which engage employers over issues affecting their workforce.

Union density serves as an indication of the strength and potential influence of unions in the economy. South Africa’s union density is quite high. Although the number of registered trade unions initially increased from 248 in the mid-1990s to about 500 in calendar year 2004, it has declined over the last few years. As at October, 2012 the number of registered trade unions was 193, having decreased by 12 when compared with the 205 registered trade unions in calendar year 2009. It is difficult to track down the exact number of trade unions as federations are not required by law to register, and unaffiliated unions are frequently created.

Most trade unions in South Africa are organized in federations, of which there were approximately 31 affiliated to the Department of Labour as at the time of the most recently available information. The largest federation is the Congress of South African Trade Unions (COSATU), which has 20 affiliates and approximately 2.2 million members. COSATU includes the National Union of Mineworkers, the National Union of Metalworkers of South Africa, the South African Clothing and Textile Workers Union, the Food and Allied Workers Union and the National Education, Health and Allied Workers Union. Other significant federations include the Federation of Unions of South Africa and the National Council of Trade Unions. Federations are not required by law to register, so it is difficult to accurately estimate the total number of federations or the total membership of all of South Africa’s trade unions.

The Labor Relations Act of 1995 (Labour Relations Act) promotes collective bargaining through, among other things, protecting organizational rights for unions and the right to strike. The right to strike is contingent on the exhaustion of dispute procedures and on the condition that the industry does not provide essential services. The Labour Relations Act also establishes a framework for the formation of bargaining councils to determine matters within the public sector and each industrial sector, the criteria for which are to be established by the National Economic Development and Labour Council. When employers and employees cannot agree on the formation of a bargaining council, a statutory council may be formed. In addition, the Labour Relations Act sets out the procedures for instituting legal strikes, introduces special requirements for the use of secondary strikes, picketing, protest action and replacement labor and protects an employer’s right to have recourse to lockout. The Labour Relations Act also introduces workplace forums to promote ongoing dialogue between workers and management and simplifies the procedures for the registration of unions.

The Labour Relations Act permits the use of privately negotiated dispute resolution procedures and also encourages centralized dispute resolution mechanism. The Commission for Conciliation, Mediation and Arbitration (CCMA) is responsible for attempting to resolve industrial disputes through conciliation and mediation. If these attempts fail, the CCMA may determine the dispute by arbitration or the parties may refer the dispute to the Labour Court unless it falls into the categories that must be resolved finally by arbitration and may not be referred to the Labour Court. The Labour Court is comprised of both trial and appellate divisions and, together with the High Court of South Africa and Supreme Court of Appeals, has jurisdiction over all matters referred to it under the Labour Relations Act.

Amendments to the Labour Relations Act adopted in 1998 enhanced the institutional functioning of the CCMA by ameliorating the case flow, phasing out the industrial court (the forerunner of the Labour Court) and improving the efficiency of bargaining councils.

Additional labor legislation, also adopted in 1998, established new levels for minimum conditions of employment in respect of working hours, leave and the employment of minors. Legislation also provides mechanisms to set minimum wages and to provide flexibility in employment circumstances in order to meet the variable needs of individuals and employers. Further amendments to the Labour Relations Act were enacted in August 2002 and provide for, among other things, improved collective bargaining practices, amendments to trade union registration procedures, changes in workday and overtime allocations and due process in the event of dismissals.

The following table shows the number of man-days lost as a result of strikes and work stoppages for the periods indicated.

Man-Days Lost to Strikes and Work Stoppages (1)

Year	Number of Man-Days Lost
2004	1,100,000
2005	2,300,000
2006	2,900,000
2007	12,900,000
2008	991,000
2009	2,900,000
2010	14,600,000
2011	6,200,000
2012	1,600,000

Note: —

(1)	Up to September 30, 2012.

Source: The Wage Settlement Survey Quarterly Report, Andrew Levy Employment Publications.

Industrial action in calendar year 2012 is well below 2011 levels. The number of man-days lost due to strikes and work stoppages decreased from 2,900,000 days in 2009 to 1,600 000 in the first nine months of 2012. This is a sharp decline on the figure for 2012, but includes a number of high profile and volatile strikes in the mining sector which together make up 86% of this total. The major strike trigger was wages, accounting for 91.4% of working days lost and 72.5% of the number of strikes, as discussed in greater detail, above, under “The South African Economy—Mining and Quarrying”.

Labor Legislation

Significant legislation has been adopted since 1994 designed to improve labor relations, the quality of employment, skills development and employment equality. South African labor legislation promotes equity in employment and prohibits discrimination in the workplace on the grounds of race, gender, sex, pregnancy, marital status, family responsibility, ethnic or social origin, color, sexual orientation, age, disability, religion, HIV status, conscience, belief, political opinion, culture, language or birth.

To realize these objectives, legislation requires all employers to take steps to end unfair discriminatory practices and policies. In addition, legislation mandates designated employers to prepare and implement employment equity plans and to report to the Department of Labour on their progress in ending unfair discriminatory practices and in promoting equity.

Post-1994, regulations were drafted to govern labor market activity and these include:

•	the Basic Conditions of Employment Act of 1997, which applies to all workers and regulates leave, working hours, employment contracts, deductions, pay slips and termination;

•	the Employment Equity Act of 1998, which protects workers and job seekers against unfair discrimination and provides a framework for the implementation of affirmative action;

•

the Labour Relations Act of 1995, which applies to all workers and employees and aims to promote economic development, social justice, labor peace and democracy in the workplace. It affords workers protection in line with international standards;

•

the Skills Development Act of 1998 and Skills Development Levies Act of 1999, which aims to develop the skills in the South African labor force as well as outlines how employers should contribute to the NSF;

•

the Unemployment Insurance Act of 2001 and Unemployment Insurance Contribution Act of 2002 outlines the security available to workers when they become unemployed as well as how to contribute to the UIF Contribution Fund; and

•	the Compensation for Occupational Injuries and Diseases Act of 1993, which regulates safety and health matters in the workplace.

The Department of Labour is currently consulting with stakeholders in the National Economic Development & Labour Council (Nedlac) on amendments it has proposed to the Basic Conditions of Employment Act, Employment Equity Act and Labour Relations Act. Amendments to the Employment Services Act have been referred to the National Assembly.

Benefits

Although the National Government has not established a comprehensive welfare system of the type found in many industrialized countries, it does maintain a variety of social benefit schemes relating to, among other things, compensation for occupational injuries and diseases, occupational health and safety, unemployment insurance, old age, disability and survivor benefits, child support grants, unemployment, sickness and maternity benefits, worker injury benefits and various health care benefits targeted to certain persons. Other programs provide for a developmental social welfare program to ensure, among other things, delivery of benefits to the poorest South Africans and improved social insurance. These programs are funded largely from budgetary allocations and through improved efficiency of delivery of services, subsidies or payments.

Education, skills, employment and unemployment

There is a positive correlation between skills levels (as proxied by educational attainment) and employment. Individuals with lower skills levels represent the majority of the unemployed. The recession in 2008 and 2009 resulted in over 600,000 South Africans with less than a complete secondary education losing their jobs. Despite experiencing the largest fall, this cohort of workers has experienced the slowest rebound in the employment recovery to date.

Recognizing the importance of education, the National Government allocates its largest share of the budget to education, equal to 21.5% of total allocated expenditure in fiscal year 2012. The National Government has dedicated structures supporting education in schools (basic education) and intermediate and high level skills development at post-school level, which includes FET Colleges; higher education institutions and the skills development agencies — Sector Education and Training Authorities and the NSF.

Prices and Wages

Targeted consumer price inflation decelerated markedly throughout the first seven months of 2012, before accelerating in ensuing months and amounted to 5.5% in September 2012. Headline CPI inflation (for all urban areas) increased to an annual average of 4.3% in 2010 and even further to 5.0% in 2011. Headline CPI inflation breached the upper limit of the inflation target range for six months from November 2011 to April 2012, but receded back into the inflation target range in May 2012 and is expected to remain within the inflation target range in ensuing months unless rising electricity prices and wage growth create inflationary pressure. The moderation in headline CPI inflation resulted mainly from lower rates of increase in consumer goods prices. Year-on-year consumer goods price inflation fell from a rate of 6.7% in December 2011 to a rate of 4.2% in July and August 2012, before accelerating to 5.2% in September 2012.

The year-on-year rate of change in the producer price index (PPI) for domestic output moderated from a year-on-year rate of 10.6% in October 2011, to 4.2% in September 2012 as a result of fairly broad-based commodity price declines.

Growth in average nominal remuneration per worker in the formal non-agricultural sectors of the economy amounted to 7.2% in 2011, accelerating to 7.3% through the second quarter of 2012.

Increases in average remuneration per worker in the private sector accelerated to 7.7% and public sector decelerated to 6.0%, respectively, through the second quarter of 2012.

The year-on-year rate of increase in the nominal remuneration per worker in the formal non-agricultural sector of the economy accelerated from 7.0% in the first quarter of 2011 to 7.3% in the second quarter of 2012. This acceleration resulted from an increase in private-sector wage growth, which rose from 6.9% in the first quarter of 2012 to 7.7% in the second quarter of 2012. Conversely, following a marked acceleration in public sector wage growth to 7.6% in the first quarter of 2012, this wage growth moderated again to 6.0% in the second quarter of 2012.

Nominal remuneration increases remained above the upper limit of the inflation target range in: the gold-mining sector (11.7%); the construction sector (9.9%); non-gold mining sector (9.2%); manufacturing sector (8.8%); finance, insurance, real estate and business services sector (8.1%), private community, social and personal services sector (6.9%) and electricity (6.5%). Remuneration growth was within the target range in the private transport, storage and communication sector at 5.0% in the first quarter of 2012. The acceleration in nominal remuneration growth per worker in the public sector could mainly be ascribed to an acceleration in wages per worker paid by national departments, which registered a year-on-year increase of 6.9% as well as in the other public sector enterprises sector which increased by 7.8%.

According to Andrew Levy Employment Publications, the average level of settlement for the nine months ending 30 September 2012 was 7.4% compared with 7.7% at the end of September 2011 and the overall average of 7.7% in 2011.

Productivity growth accelerated to 1.2% in the second quarter of 2012 on a year-on-year basis. The rate of increase in labor productivity accelerated from 0.5% in September 2011 to 0.9% in the first quarter of 2012 and to 1.2% in the second quarter of 2012. Given a slightly higher rate of increase in average salaries and wages per worker during the second quarter of 2012 unit labor cost accelerated from 5.8% in the year to the fourth quarter of 2011 to 6.1% in the second quarter of 2012. Average wage settlements of 7.4% in the first nine months to September 2012 were higher than average CPI inflation of 5.7% between January and September 2012. High wage settlements may have reduced the incentive of companies to rehire workers laid off during the recession and to create new jobs. In the past, employment growth has been associated with strong GDP growth and moderate growth in real earnings (see table below).

The following table sets forth prices and wages information for the periods indicated.

Prices and Wages

	For the year ended December 31,
	2007	2008	2009	2010	2011	As of September 2012 (3)
Consumer Prices(1)	91.0	100.0	107.1	111.7	117.3	123.1
Percentage change from prior year	6.1%	9.9%	7.1%	4.3%	5.0%	5.7%
Production Prices(4)	158.2	180.8	180.8	191.7	207.7	219.7
Percentage change from prior year	10.9%	14.3%	0.0%	6.0%	8.4%	6.6%
Salaries and wages
At current prices	6.7%	12.8%	11.8%	13.5%	7.2%	7.3	%(2)
At constant prices	(0.9)%	2.8%	3.1%	4.7%	(0.2)%	2.1	%(2)

Notes: —

(1)	2008 = 100.
(2)	At the end of the second quarter of 2011.
(3)	The average values over the first nine months.
(4)	2000 = 100.

Source: SARB

MONETARY AND FINANCIAL SYSTEM

The South African financial system consists of banks and non-bank financial institutions such as investment funds, portfolio management companies, securities investment firms, insurance companies, development funding institutions and pension funds.

The SARB

The SARB is the central bank of South Africa, with its head office in Pretoria and branches in Bloemfontein, Cape Town, Durban, East London, Johannesburg, Port Elizabeth and Pretoria North. The SARB’s independence is enshrined in the Constitution and is subject only to acts of Parliament and to regular consultation with the Minister of Finance. The principal responsibilities of the SARB include: formulating and implementing monetary policy; issuing banknotes and coins; acting as banker to the National Government; acting as a bank to banks licensed under the Banks Act of 1990; providing facilities for the clearing and settlement of claims between banks; acting as custodian of the country’s gold and other foreign reserves; acting as a lender of last resort; conducting open-market operations; supervising banks; supervising large primary co-operative banks, secondary and tertiary co-operative banks collecting, processing and interpreting economic statistics and related information; and formulating and implementing exchange rate policies in cooperation with the Minister of Finance and the National Treasury. See “ — Regulation of the Financial Sector” below.

Unlike many other central banks, shares in the SARB are held privately, with none held by the National Government. The SARB’s share capital was quoted on the JSE from its inception in 1921 until May 2002, when it was de-listed, and is currently held by approximately 630 shareholders, including companies, institutions and individuals. No single shareholder may hold more than R10,000 in nominal value of the SARB’s shares. Dividends are paid to shareholders out of net profits at a rate of 10% per annum of the nominal value of the shares. After certain provisions, 10% of the SARB’s surplus in any year is paid into a reserve fund, and the balance is paid to the National Government.

The SARB is managed by a 15-member board of directors. The Governor and three Deputy Governors of the SARB are appointed by the President for five-year terms. Of the remaining ten directors, four are appointed by the President, with the remaining seven elected by the SARB’s shareholders, two of whom represent the interests of commerce and finance, two of whom represent industry, one of whom represents labor, one of whom represents mining and one of whom represents agriculture. These directors hold office for a period of three years. The Governor has a vote on the board of directors and an additional vote to be used only in the event of a tie. The National Government therefore appoints persons controlling most of the effective votes to the board of directors of the SARB.

President Zuma appointed Ms. Gill Marcus as Governor of the SARB with effect from November 9, 2009. Ms. Marcus has extensive knowledge of the SARB, having served as a Deputy Governor from 1999 to 2004. In addition, she served as Deputy Minister of Finance from 1996 to 1999. Ms. Marcus has also served as chairperson of the Joint Standing Committee on Finance and held a number of executive positions in the private sector.

The South African Reserve Bank Act was amended in 2010 (through Amendment Act No. 4 of 2010) to provide mechanisms ensuring that shareholders contribute to the functioning of the SARB without adversely influencing the SARB’s decision-making capabilities through group or block formations.

Monetary Policy

The main objective of the SARB’s monetary policy has been the pursuit of price stability. This policy forms part of broader macroeconomic policies of the National Government by creating a stable financial environment and improving the standard of living of all inhabitants of the country. The SARB does not have fixed exchange rate targets and allows the Rand to float freely against international currencies.

In 2000, an inflation-targeting monetary framework replaced the SARB’s previous approach to monetary policy-making. The previous approach involved the public announcement of guidelines for the growth in the broad money supply, augmented by regular wide-ranging assessments of economic conditions and the outlook for inflation. The current inflation-targeting framework is characterized by the announcement of a numerical target for the inflation rate that is to be achieved over a specified period of time, and is also a broad-based strategy for achieving price stability, centered on an analysis of price developments. In light of the weakening of the relationship between money growth and nominal income growth, monetary policy decisions are guided by the deviation of the expected rate of increase in headline CPI from a specified target range. An important factor in determining monetary policy is the forecast generated by the SARB’s macroeconomic models, although monetary policy is not decided mechanistically according to the forecast of economic developments. In the application of inflation targeting as a monetary policy framework, allowance is made for the price effects of serious supply shocks, such as changes in the international price of crude oil, higher food prices resulting from unfavorable weather conditions and inordinate changes in the international exchange value of the Rand. The current inflation target is 3-6%.

Having plateaued at 12% from early June to early December 2008, the repurchase rate was reduced by 50 basis points to 11.5% in December 2008, and by a further 450 basis points to 7.0% by August 2009 and remained at that level until February 2010. Although cost-push pressures in the economy continued to pose risks to the inflation outlook, the MPC decided to keep the monetary policy stance unchanged because the risks to the inflation outlook appeared to be fairly evenly balanced. The frequency of the meetings for most of 2009 changed from bi-monthly to monthly (excluding July 2009) in order to monitor and respond appropriately to the rapidly changing economic environment. However, in the first meeting under the newly appointed Governor Gill Marcus in November 2009, the MPC decided to revert back to its policy of meeting every alternate month, as the global economic environment appeared to have stabilized.

Amid concerns about increased downside risks to the domestic economic outlook emanating from the uncertain global economic environment, the MPC again reduced the repurchase rate by 50 basis points in March and September 2010, bringing the rate to 6%. At the November 2010 MPC meeting, the repurchase rate was reduced further by 50 basis points to 5.5%. The decision to lower the repurchase rate stemmed from the relative improvement in the inflation outlook, which continued to be supported by weak, though recovering, domestic demand conditions, the appreciating exchange rate of the Rand and a persistent negative output gap. Administered price developments and the possible impact of high wage settlements continue to be viewed as potential threats to the inflation outlook. The repurchase rate was subsequently kept unchanged at a rate of 5.5% between January and June 2012.

At the July meeting of the MPC, the repurchase rate was lowered by 50 basis points to 5.0% with effect from July 20, 2012. The decision to cut the repurchase rate was brought about by concerns over continued sluggishness in the domestic economy, aggravated by the protracted problems in the euro area and their possible knock-on effects to the domestic economy. The MPC viewed the accommodative policy stance to be appropriate given the prevailing economic conditions, while remaining consistent with the Bank’s price stability mandate and conducive to encouraging growth and domestic investment. Although global and domestic growth conditions weakened further in the subsequent months, the MPC kept the repurchase rate unchanged at its September 2012 meeting. Inflation is expected to increase during the next quarter due to upside pressure expected from food and petrol price increases.

The year-on-year CPI inflation was 6.2% in January 2010, decreasing gradually to 3.2% in September 2010 before rising to 5.7% in September 2011. The CPI was 5.6% in October 2012, and up from 5.5% in September 2012. Inflation is now expected to average 5.6% in the final quarter of 2012, and 5.6% for the year. It is expected to average 5.5% in 2013, and 5.0% in 2014 with a peak of 5.7% expected in the first quarter of 2013. In its role of implementing monetary policy, the SARB monitors and influences conditions in the South African money and credit markets and affects interest rates, growth in lending and growth of deposits. The SARB uses open-market operations to determine the amount of liquidity made available to banks on a weekly basis in repurchase transactions. The interest rate for such repurchase transactions is set by the SARB’s MPC and has a significant impact on all short-term interest rates in the economy. The monetary policy stance is decided at the bi monthly meetings of the MPC. There exists, however, a continuous process of review that takes new information and developments into consideration.

Open market operations entail the buying and selling of securities by the SARB in the open market in order to regulate the conditions in the money market or the level and pattern of interest rates. By injecting or absorbing funds through purchases and sales of securities, the SARB may increase or decrease liquidity in the banking system. Although these transactions are primarily undertaken to achieve long-term monetary objectives, a further objective may be to stabilize temporary money-market fluctuations. Currently, nine primary dealers make markets in government paper, five of which are domestic banks and four of which are international banks. Since its appointment of primary dealers in National Government securities in 1998, the SARB no longer acts as agent for the National Government in buying or selling its securities. The SARB may purchase and sell National Government securities for the SARB’s own account, providing it with an effective means of influencing money market liquidity. Other techniques used by the SARB to influence liquidity include purchasing securities outright, varying the amount of National Government bills offered at tender each week, allocating National Government deposits between the SARB and private banks, issuing SARB debentures and entering into foreign exchange swaps with banks.

During 2004 the SARB conducted a review of its money-markets operations, which were last reviewed in September 2001. As a result, on May 25, 2005, following extensive consultations with market participants, the SARB implemented several changes to its refinancing operations with three aims: to streamline the SARB’s refinancing operations to make them simpler and more transparent; to encourage banks to take more responsibility for managing their own individual liquidity needs in the market; and to promote a more active money market in South Africa. These changes include, among other things, the announcement of an estimate of the average daily market liquidity requirement by the SARB and the estimated range within which the daily requirement is expected to fluctuate in the coming week on the Wednesday morning prior to the main weekly repurchase auction, and the introduction of standing facilities (previously referred to as final clearing or reverse repurchase tenders) at a spread of 50 basis points above or below the prevailing repurchase rate to accommodate banks with short or long liquidity positions.

However, the central feature of the SARB’s operational arrangements — the conduct of repurchase auctions on Wednesdays, with one-week maturity at a repurchase rate fixed at the level announced by the MPC — remains unchanged.

Before the introduction of the changes to the SARB’s refinancing operations, the amount of accommodation provided at the main weekly repurchase auction was stable at around R13 billion, which was also the approximate level of the average daily liquidity requirement of the private sector banks. Thereafter, the amounts on offer at the weekly main refinancing auctions varied, with generally higher levels around month-ends and lower levels towards the middle of the month. In order to square off the banks’ end-of-day positions, standing facilities and cash reserve accounts were utilized.

Following the squaring off of the oversold forward foreign exchange book in February 2004, the SARB continued to increase its foreign exchange reserves through measured buying of foreign exchange from the market, thereby creating Rand liquidity. The banks’ required cash reserve balances with the SARB rose considerably in September 2004 as vault cash was no longer allowed as part of qualifying cash reserves, concluding the phase-out of the vault cash concession which started in September 2001.

The outstanding amount of interest-bearing instruments utilized by the SARB was also raised to drain liquidity from the money market and its composition changed. Debentures with a 56-day maturity were first issued on December 1, 2004, and 56-day reverse repurchase transactions were first conducted on March 24, 2005.

The outstanding amount of South African Government bonds in the SARB monetary policy portfolio has declined over the years and currently amounts to R7.4 billion at the end of June 2012. This followed an agreement between the National Treasury and the SARB on October 20, 2003 which allowed the SARB to restructure and shorten the average maturity of interest-bearing government bonds held in its monetary policy portfolio by conducting cash-neutral auctions.

The following table sets forth the rate at which the SARB provided liquidity to banks as of each month-end indicated.

Repurchase Transaction Rate

2011	(Percent)
January	5.5
February	5.5
March	5.5
April	5.5
May	5.5
June	5.5
July	5.5
August	5.5
September	5.5
October	5.5
November	5.5
December	5.5

2012	(Percent)
January	5.5
February	5.5
March	5.5
April	5.5
May	5.5
June	5.5
July	5.0
August	5.0
September	5.0
October	5.0
November	5.0

Source: SARB.

In May 2007, the SARB began to accept certain parastatal bonds in its repurchase auctions, thereby extending the range of securities which may be used as collateral in the refinancing system. This included a selection of bonds included in the All Bond Index, as determined by the Bond Exchange of South Africa Limited (BESA) excluding those issued by commercial banks. The added securities do not qualify as liquid assets in terms of the Banks Act. The table below lists the assets which were added as eligible collateral. However, at the end of August 2010 the SARB implemented certain changes to its monetary policy operational procedures including the phasing out of parastatal bonds included in the All Bond Index as eligible collateral in the SARB’s refinancing operations. These bonds were no longer accepted as collateral with effect from March 1, 2011.

Additional securities accepted in repurchase auctions

Rand denominated

Assets previously and still included as eligible collateral	Assets which have been added from May 23, 2007 but which will be phased out with effect from March 1, 2010.
Government bonds	DBSA (DV07)

Land Bank bills	Eskom Holdings Ltd. (ES09, E170, ES33)

Separate trading of registered interest and principal of securities (STRIPS)	SANRAL (SZ25)

SARB debentures	Transnet Ltd. (T011)

Treasury bills	Trans-Caledon Tunnel Authority (WS03, WS04)

Source: SARB.

In August 2010, further changes to the monetary policy operational procedures of the SARB were made. These included the use of longer-term foreign exchange swaps with maturities of up to 12 months as an instrument to manage money market liquidity more effectively. The consequence of conducting longer-term foreign exchange swap transactions to drain liquidity from the market is that the SARB will reflect an overbought forward position on its monthly releases of official gold and foreign exchange reserves. In addition, the practice of announcing the estimated ranges of the weekly liquidity requirement was discounted and the spread between the rates for standing facilities and the repurchase rate was widened from 50 basis points to 100 basis points below and above the prevailing repurchase rate.

The following table sets forth the money supply (M1A, M1, M2 and M3) of South Africa during the periods indicated.

Money Supply

	As of December 31,					As of Sep 30, 2012
	2007	2008	2009	2010	2011
	Rand (million)
Coin and banknotes in circulation	53,606	57,362	61,784	65,079	69,853	78,574
Check and transmission deposits	347,040	362,492	359,637	40,7448	410,263	454,451
Total: M1A(1)	400,645	419,854	421,421	472,527	512,368	533,024
Other demand deposits(2)	337,672	333,774	384,840	390,260	434,537	472,396
Total: M1(3)	738,317	753,628	806,261	862,788	946,906	1,005,420
Other short and medium-term deposits(4)	658,008	807,983	782,004	814,541	850,597	824,635
Total: M2(5)	1,396,325	1,561,612	1,588,265	1,677,329	1,797,503	1,830,055
Long-term deposits(6)	271,255	352,589	359,957	405,785	457,796	512,707
Total: M3(7)	1,667,580	1,914,200	1,948,222	2,083,114	2,255,299	2,342,762

Notes: —

(1)	Notes and coins in circulation plus check and transmission deposits of the domestic private sector with monetary institutions.
(2)	Demand deposits (other than check and transmission deposits) of the domestic private sector with monetary institutions.
(3)	M1A plus other demand deposits held by the domestic private sector.
(4)	Short-term deposits (other than demand deposits) and medium-term deposits (including all savings deposits) of the domestic private sector with monetary institutions, including savings deposits with and savings bank certificates issued by the Postbank (a division of the SAPO).
(5)	M1 plus other short-term and medium-term deposits held by the domestic private sector.
(6)	Long-term deposits of the domestic private sector with monetary institutions, including national saving certificates issued by the Postbank.
(7)	M2 plus long-term deposits held by the domestic private sector.

Source: SARB.

Since the introduction of inflation targeting, the growth in the broadly defined money supply (M3) has not been used as an intermediate target for monetary policy purposes. Nevertheless, money supply and credit may provide useful information about prospective spending plans and inflationary pressures.

The Basel II capital-adequacy framework and the accompanying regulatory reforms were implemented in January 2008. In the time leading up to the implementation date, banks refined their information and technology systems for the classification and reporting of balance sheet items. Improved classification caused some discontinuities in a few subcategories of the monetary and credit aggregates, but these were limited. In line with the requirements of Basel II, the South African banking sector remains well capitalized. The “tier one” capital adequacy ratio stood at 12.1% in August 2011. Total capital adequacy stands at 14.3%. Banks currently meet the minimum capital adequacy requirements in terms of the regulations relating to banks. The Basel III capital-adequacy framework and the accompanying regulatory reforms are expected to be introduced in South Africa starting in January 2013.

M3 accelerated from a record low of 0.5% in February 2010 to 8.2% in January 2011, signaling a turnaround in the decelerating growth that commenced in 2008, and persisted throughout 2009. The growth rate thereafter fluctuated broadly between 6% and 8% in the ensuing months to September 2012, partly reflecting the weaker pace of growth in income and expenditure and economic growth conditions which have failed to accelerate significantly. On a quarterly basis, growth in M3 reached a most recent post-recession high of 14.6% in the third quarter of 2012, rebounding from low growth rates of 3.0% and 0.1% recorded in the first and second quarters of 2012. Growth in long-term deposits, together with other demand deposits, underpinned the bulk of the increase in the growth in M3 during the third quarter of 2012.

Financial System Stability

The SARB regards the achievement and maintenance of price stability as its primary goal. A necessary parallel objective to this is financial system stability, without which monetary policy cannot be effectively implemented. To pursue the maintenance of financially stable conditions and contain systemic risk, the SARB continuously assesses the stability and efficiency of the key components of the financial system and formulates and reviews policies for intervention and crisis resolution. In calendar 1999 the SARB established a Financial Stability Committee with the specific mandate to strive to enhance financial stability by continuously assessing the stability and efficiency of the financial system, formulating and reviewing appropriate policies for intervention and crisis resolution, and strengthening the key components of the financial system. A Financial Stability Department was established within the SARB with effect from August 1, 2001 to help monitor the stability of the financial system as a whole by identifying inherent weaknesses and the build-up of risks that may result in financial system disturbances. Central to the SARB’s increased focus on, and contribution to, the financial stability discourse, a semi-annual Financial Stability Review is published that covers both a quantitative and qualitative assessment of the strength and weakness of the South African financial system.

A cross-sectoral body was created in calendar year 2002 to facilitate cooperation in identifying threats to the stability of the South African financial sector and in proposing and obtaining approval for appropriate plans, mechanisms and structures to mitigate such threats. This body creates a coordinated network of contingency planning contacts throughout the financial services industry, which could also act as a crisis management team to deal with tactical situations affecting one or more firms. It also facilitates cooperation between key financial sector institutions and regulators in times of a major catastrophic event or disaster, in order to have the best chance of protecting staff, facilitating recovery and sustaining both a stable financial market and consumer confidence through business continuity planning.

Regulation of the Financial Sector

Since 1994, South Africa has made a dedicated effort to deregulate the financial sector. The new market-based approach to regulation relies heavily on the use of strengthened corporate governance and accountability principles, enhanced disclosure systems, and market discipline as an incentive to compliance. Although increased deregulation has encouraged both competition and innovation, it has simultaneously demanded heightened supervision, more explicit market integrity and strengthened consumer protection mechanisms.

The two main regulatory authorities, the Financial Services Board (FSB) and the SARB, apply measures to secure the financial soundness of the financial system of South Africa as a whole. The regulatory instruments that they use include entry and other standard requirements, ownership constraints, fit and proper persons tests, limitations on certain activities, jurisdictional constraints, pricing constraints and operational constraints, such as capital and liquidity requirements and trading capacity requirements. Domestic supervision also incorporates international standards. South African financial institutions must comply fully with the majority of the Basel capital adequacy principles and standards. Basel II (developed by the Basel Committee on Banking Supervision and endorsed by central bank governors and the heads of bank supervisory authorities in the G-10 countries) was implemented in South Africa in January 2008, in accordance with the Basel Committee timeframe. Since the commencement of the sub-prime and financial market crisis the oversight body of the Basel Committee announced a substantial strengthening of existing capital requirements and the introduction of new global capital and liquidity standards, sometimes referred to as ‘Basel 2.5’ and Basel III. The Basel Committee on Banking Supervision required that Basel 2.5 be implemented by January 2012. The Minister of Finance approved the SARB Bank Supervision Department’s amended regulations, which were implemented before the deadline. The phase-in period for the Basel III requirements will begin on January 1, 2013 and last through 2019. South Africa is already in compliance with the capital requirements of Basel III and will be aiming at meeting the other requirements within the stipulated timeline. South African financial institutions must also comply with the financial reporting and disclosure standards incorporated in the international accounting standards, adopted by the International Organization of Securities Commissions. The various financial markets, financial institutions and financial instruments are regulated by a series of general, specific and enabling legislation.

Legislation enacted in 1998 provides for an independent competition authority, comprising an investigative division and an adjudicative division with broad powers to, among other things, issue compliance orders and interdicts, levy fines, impose structural remedies such as divestitures and prohibit mergers. The legislation also provides for a right of appeal to a specially constituted judicial authority. In the majority of cases, the adjudicative divisions have sole jurisdiction over competition matters. Amendments to the legislation enacted in 1999 require pre-merger notification in particular cases.

The Companies Act of 1973 was repealed and replaced with the Companies Act of 2008, which entered into effect on May 1, 2011. The Companies and Intellectual Property Commission is the regulatory organ charged with the administration and enforcement of the Companies Act of 2008. The Office of the Registrar of Banks forms part of the SARB and conducts the supervision of banks. The FSB regulates the financial markets for equity, debt and derivative securities, as well as non-bank financial institutions registered under specific legislation. Advisory committees serve the various offices and boards, and a Policy Board for Financial Services and Regulation coordinates the institutional and functional aspects of regulation. Appeal boards are provided for if and when they are needed, but responsibility for regulation remains with the Minister of Finance.

Recent legislative and regulatory initiatives coming into force since 2000 include the following:

•	The Auditing Profession Act of 2005 created a legislative framework for regulating registered auditors. This Act came into effect on April 1, 2006 and is expected to enhance, inter alia, the independence, effectiveness and powers of the re-constituted regulatory board, namely the Independent Regulatory Board for Auditors (IRBA).

•	As of January 2008, South African registered banks were required to comply with Basel II. The Banks Act was thus substantially amended to comply with the principles of Basel II. The Banks Amendment Act of 2007 was assented to by the President of the Republic of South Africa and published in November 2007. Following the sub-prime and financial market crisis the oversight body of the Basel Committee announced a substantial strengthening of existing capital requirements and the introduction of global capital standards, in the form of the so-called Basel 2.5 and Basel III. The phase-in period for these further requirements began on January 1, 2012.

•	Since the publication of the South African National Payment System Framework and Strategy document in 1995, major payment system milestones have been achieved and all major domestic risk-reduction objectives were met. This framework and strategy document contained a ten-year vision up to 2004. The main objective of the new framework and strategy document, known as Vision 2010, is to provide high-level strategic guidance for the payment system up to 2010. By September 2011, most of the strategic objectives contained in Vision 2010 were met. However, the SARB realized that several of the strategies, fundamental principles and critical success factors contained in Vision 2010 continue to be relevant. Although the South African payment system was unaffected by the global financial crisis, the SARB used the many lessons and new initiatives in the international regulatory environment that resulted from these events, as well as the recommendations relating to the national payment system (NPS) contained in the Banking Enquiry Report, published in 2008 to review, refine and adjust Vision 2010 for future developments to create a vision and strategy for 2015. The updated framework and strategy document is referred to as Vision 2015.

•	The National Credit Act came into effect on June 1, 2006. The National Credit Act consolidates fragmented legislation, introduces broad consumer rights, increases rules and procedures pertaining to the activities of credit providers and creates a National Credit Regulator to administer and regulate the credit industry.

•

The JSE Limited (JSE) demutualized in July 2005 and listed in June 2006, allowing it to operate as a company with share capital. This put the JSE on par with its international competitors, the majority of which have already demutualized and converted to companies. In February 2009, the majority of the shareholders of BESA (Bond Exchange of South Africa) accepted an offer by the JSE to acquire BESA. In June 2009, the JSE and BESA merged. BESA has now been fully integrated into the JSE and currently forms part of the JSE’s Interest Rate and Currency Market. The JSE published new Debt Listing Requirements in 2011 which apply in relation to the listing of government and corporate bonds on the JSE’s Interest Rate and Currency Market. A new set of rules of conduct has also been published (the Interest Rate and Currency Rules). It is expected that the merger will realize, among other things, benefits of greater liquidity, reduction of costs through economies of scale and better risk management for users of a single exchange.

•	The DTI commenced the process of reviewing the corporate laws in South Africa in fiscal year 2006 so as to bring the South African corporate law framework closer to full compliance with international standards and best practices, provide the necessary protection to all corporate stakeholders, maximize the opportunities for companies to attract capital and stimulate economic growth. The Companies Act of 2008 (New Companies Act) was passed by the national legislature, assented to by the then President of the Republic of South Africa, Kgalema Motlanthe and published on April 9, 2009. The New Companies Act entered into effect on May 1, 2011. The New Companies Act replaced the existing Companies Act of 1973 and some of its significant changes include provisions for the facilitation of business rescue proceedings in respect of companies in financial distress and the reduction of the regulatory burdens placed on small and medium enterprises.

•	The Competition Amendment Act of 2009 was enacted in August 2009 and amends the Competition Act of 1998, through the introduction of provisions dealing with concurrent jurisdictions of industry regulators, complex monopolies and market inquiries.

•	The Consumer Protection Act of 2008 provides for a consumer protection regime designed to promote and advance the social and economic welfare of consumers. The Consumer Protection Act entered into effect on March 1, 2011.

•	The revised King Code and Report on Corporate Governance for South Africa (King III Code) was launched on September 1, 2009 and came into effect on March 1, 2010 replacing its predecessor, King II Code and Report on Corporate Governance (King II Code). King III Code sets out various corporate governance guidelines and principles applicable to listed companies, financial institutions, and public sector enterprises, agencies and government departments (compliance with King III Code is mandatory for listed companies). The review of King II Code was prompted by changes in international governance trends and the reform of South Africa’s company laws with the promulgation of the New Companies Act.

•	In July 2010 the Bank Supervision Department of the SARB released the proposed draft Banks Amendment Bill. The purpose of the proposed Bill is to align the provisions of the existing Banks Act of 1990 with the New Companies Act as well as to ensure that the legal framework for the regulation and supervision of banks and bank controlling companies is based on international standards and best practice. Following a process of extensive public consultation, the Bill should come into effect by the end of 2012.

•	Regulation 28, issued in terms of section 36 of the Pension Funds Act of 1956, governs the assets spreading requirements of retirement funds. An amended version of Regulation 28 was approved by the Minister in March 2011. The new Regulation 28 takes into account a significantly changed financial sector and enhances member protection. The effective date of the new Regulation 28 was July 1, 2011, subject to a six month transition period until December 31, 2011 to enable funds to adjust their monitoring and reporting systems, as well as their investments. All investments made after July 1, 2011 must comply with the new Regulation 28. The new Regulation 28 deals with many asset classes (such as hedge funds, private equity investments and derivatives) for which otherwise were previously not specifically catered.

•	National Treasury is exploring options to promote entry into the banking sector as South Africa’s highly concentrated banking sector may compromise the level of competition needed to bring about efficiency improvements and greater access to financial services.

Financial markets such as the foreign exchange market and the money market are not regulated by specific legislation but are subject to general legislation and regulation by agencies such as the SARB. Institutions currently not required to register under any particular legislation are not subject to specific regulation. However, it is expected that all individuals and firms conducting investment business will in future be required to comply with certain minimum requirements in respect of disclosure and capital adequacy. These individuals and firms will also be required to adhere to a strict and coherent code of business conduct imposed to strengthen supervision.

The Minister of Finance released, together with the 2011 Budget, a comprehensive discussion document titled ‘A Safer Financial Sector to serve South Africa better’, which puts forward a range of proposals to strengthen the financial regulatory system in South Africa. The Minister of Finance requested a review of any gaps or weaknesses in the current financial regulatory system, as well as recommendations from a recent financial sector assessment conducted by the IMF. The following proposals were presented in the discussion document for public comment:

•	Move to twin peaks regulatory structure. The financial sector regulators will be re-organized into a twin peaks structure. While the exact details are still to be finalized, it is likely that the responsibility for prudential regulation will reside in the SARB, while the FSB will be responsible for market conduct regulation;

•	Macro prudential approach to supervision. The economic crisis demonstrated the need to develop an approach that focuses on the risks in relation to the entire financial sector, rather than only the risks pertaining to individual institutions. The SARB is the lead institution in this regard and will be taking appropriate steps to strengthen financial stability. In addition, the SARB has established a committee to promote financial stability;

•	Establishing a Council of Financial Regulators. One of the key proposals to strengthen the financial regulatory system is to create a Council of Financial Regulators, jointly chaired by the Minister of Finance and the Governor of the SARB. All regulatory agencies in the financial sector will form part of the Council. It will promote coordination and information sharing between regulators, particularly in the case of diversified financial services conglomerates;

•	Prudential regulation of banking and insurance. Basel III will tighten the prudential supervision of banks by imposing stricter capital requirements and introducing liquidity and leverage ratios. Similar requirements will also pertain to insurance – the FSB has released a paper on the introduction of a revised prudential regime for insurers, based on Solvency II, to ensure that regulation of the South African insurance sector remains in line with international best practice;

•	Improving the domestic regulatory system and entrenching operational independence. Regulators should be operationally independent when licensing and supervising the financial sector. A number of initiatives are planned to improve the accountability and governance of domestic financial regulators. Policy will still be the responsibility of the National Government, which will determine the framework within which domestic regulators will operate;

•	Market conduct. The National Government will strengthen market conduct regulation, particularly in retail banking and insurance. The 2008 report of the Banking Enquiry Panel set up by the Competition Commission set out a number of recommendations to lower banking charges and greater transparency in pricing, which the National Treasury and the SARB are currently facilitating. The treating customers fairly initiative from the FSB is an important step in strengthening market conduct objectives in the financial sector;

•	Expanding the scope of regulation. Many activities, such as over-the-counter derivate trading, hedge funds and credit rating agencies fall outside the current regulatory framework. In line with our international commitments, new legislation will be introduced to regulate such activities in a way that strengthens and promotes the stability of the financial system. This includes the replacement of the Securities Services Act with a Financial Markets Bill and releasing a Credit Rating Services Bill, both of which will be passed by the end of 2012. Improvements in governance in other sectors posing systemic risks such as the payment system will also be considered; and

•	Broadening access to financial services for all. The National Treasury is planning a number of new interventions to ensure the accessibility of financial services to a greater reach of people. This includes taking forward the Financial Sector Charter process, supporting the development of Co-operative Banks and providing mechanisms for increased competition in the formal banking arena through dedicated banks and the introduction of deposit insurance.

Structure of the Banking Industry

At the end of financial year 2011, 16 banks, two mutual banks and 13 local branches of foreign banks were registered with the Office of the Registrar of Banks. In addition, 43 foreign banks had authorized representative offices in South Africa.

The four largest banking groups dominating the South African banking sector are ABSA Bank Limited, The Standard Bank of South Africa Limited, FirstRand Bank Limited and Nedbank Limited. The four largest banks constituted 84.7% of total banking-sector assets at the end of September 2012. The four largest banks offer a wide range of services to both individual and corporate customers at branches across all nine provinces.

The South African banks remained profitable and adequately capitalized throughout 2011 and into 2012. Total stock of outstanding credit in the banking sector increased by 10.7% to R2,610 billion as at June 30, 2012 from R2,359 as at June 30, 2012. Credit risk decreased marginally, remaining relatively high, with asset quality gradually beginning to return to pre-crisis levels. The capital adequacy ratio for the banking sector remained well above the 9.8% average minimum requirement, decreasing marginally from 15.0% at the end of June 2011 to 14.8% at the end of June 2012. Tier 1 capital adequacy also decreased marginally from 12.0% at the end of June 2011 to 11.8% at the end of June 2012.

Total banking sector assets increased from R3,116 billion at the end of June 2011 to R3,506 billion at the end of June 2012, representing a 12.5% increase. Growth in loans and advances in the banking sector contracted sharply at the onset of the financial crisis, but has begun to return to pre-crisis levels.

Through the crisis, impaired advances rose sharply as households and businesses came under increasing financial strain. Although still above pre-crisis levels, the level of non-performing has begun to gradually decline. Impaired advances as a percentage of gross loans and advances averaged 4.6% in the first six months of 2012, 5.4% in 2011, 5.9% in 2010, and 5.4% in 2009. However credit losses (the actual loss experienced by a bank) as a percentage of gross loans and advances, having risen during the crisis have fallen to below pre-crisis levels. Credit losses averaged 0.11% of gross loans and advances in 2008, 0.13% in 2009 (peaking at 0.14% in September 2009), 0.10% in 2010, 0.08%in 2011 and 0.11% in the first half of 2012.

Financial Sector Charter

In August 2002, the financial sector voluntarily committed itself to developing a charter to address historical sector imbalances, particularly with reference to human resource development, broadening economic participation and access to financial services. Thereafter, key industry stakeholders came together to develop the Financial Sector Charter, which was launched by the industry and the Minister of Finance in October 2003. The Financial Sector Charter is built around a central vision of promoting a transformed, vibrant and globally competitive financial sector that reflects the demographics of South Africa and contributes to the establishment of an equitable society by effectively providing accessible financial services to black people and by directing investment into targeted areas in the economy.

The Financial Sector Charter established sector transformation goals, emphasizing targets for human resource development, procurement and enterprise development, access to financial services and ownership transfer. In order to provide access to financial services, the country’s four major retail banks – ABSA, FirstRand, Nedbank and Standard Bank – as well as the Postbank, launched the Mzansi account in October 2004. Mzansi is a low-cost national bank account aimed at ensuring that those falling within the lower socio-economic groups had access to first-order retail banking products that would provide them with entry-level banking services. As at December 31 2010, 4.5 million Mzansi accounts had been opened. In addition, there has been an improvement in the number of adult South Africans who have access to banking services: from 51% as at December 31, 2006 to 67% as at December 31, 2011.

In addition the financial sector committed to ensuring that 80% of the population in lower income groups has access to full-service banking points of presence within no more than 15 kilometers of every poor South African and cash-withdrawal points of presence such as automatic teller machine within no more than 10 kilometers. By December 2010 91.6% of poor households had access to points of presence of banks and Postbank within 10 kilometers of their home. This percentage is 84.7% if only the big four banks are considered.

In addition, a framework has been developed for extending R42 billion in housing finance on favorable terms to households largely excluded from the mortgage market until now. The Financial Sector Charter Council’s (Council) 2008 Annual review (the most recent review that has been completed) indicates that as at December 31, 2008, the financial sector originated over R45.7 billion in low-income housing loans.

One of the principal sector transformation goals of the Financial Sector Charter relates to targets of ownership transfer. The Financial Sector Charter states that each financial institution must transfer 25% ownership to historically disadvantaged South Africans, including 10% through direct ownership transfers, by 2010. As of the end of 2008, the average direct ownership percentage of historically disadvantaged South Africans was 23.3%.

Through the Financial Sector Charter, over R200 billion has been invested in the South African economy since 2005. The financial sector has also invested over R101 billion through BBBEE financing in other sectors of the economy, including vendor-financed ownership deals in the financial sector itself.

Since 2008, the Council, which was constituted to oversee implementation of the Financial Sector Charter between 2004 and 2014, has been in the process of redrafting the Financial Sector Charter into the Financial Sector Code to be in alignment with the Codes of Good Practice, which provide a standard framework for the measurement of BBBEE. A two-year stalemate regarding the equity ownership issue has been broken and now it is expected that the draft Financial Sector Code, which represents an agreement mainly on the ownership element, will be gazetted in early 2013.

Credit Allocation

Growth in total banking sector loans and advances extended to the private sector by the banking sector slowed down considerably from the middle of 2007 and reached an annual record low of negative 1.6% in November 2009, as lending and borrowing conditions became unfavorable. Tightening in monetary policy increased the debt-service costs for an already indebted private sector. Lending standards for the household sector were raised in accordance with the National Credit Act, while recently, household balance sheets began to be undermined by stagnant real estate prices and increasingly volatile financial markets. The consumers’ purchasing power was also eroded by inflation. The deteriorating economic climate was evident in weakening business and consumer confidence. Annual growth in installment sale and leasing finance as well as other loans and advances decelerated and recorded negative rates from April and May 2009, respectively. Growth in total banking sector loans and advances slowed over the past two years as a result of a cumulative 500 basis points increase in interest rates since the beginning of 2006. As indicated below, credit exposure to the public sector is small in comparison to that of the private sector. Tentative evidence of a recovery in credit extension emerged towards the end of 2009 when year-on-year growth in total loans and advances picked up from a nadir of minus 1.6% in November and gained further momentum thereafter to reach a positive growth rate of 4.7% in January 2011. Between February and September 2011 growth in total loans and advances fluctuated between 5% and 6%, constrained by high household indebtedness, the slow recovery in job creation and weaker working capital requirements of the non-financial corporate sector. Growth recovered to 9.2% in March 2012 but has since moderated somewhat to 8.8% in September. Growth in other loans and advances, as well as installment sale and leasing finance which turned positive in August and September 2010 respectively surpassed growth in mortgage advances during 2011 and the first nine months of 2012. Mortgage advances, which remained positive during the economic downturn, has been fluctuating around 2% growth over the past 12 months and reached an all-time low of 1.7% in September 2012, consistent with the sluggish levels of activity observed in the residential and commercial property sectors.

Percentage distribution of total credit extended (June 2012)

Percentage distribution of total credit extended by banks
Percent
Corporate exposure	32.3
Public sector entities	1.3
Local government and municipalities	0.6
Sovereign (including central government and central bank)	8.2
Banks	11.7
Securities firms	0.9
Retail exposure	43.1
Securitization exposure	1.8

Source: SARB. – Banks’ BA210 Credit Risk Survey

Total loans and advances to the domestic private sector consist of installment sale credit, leasing finance, mortgage advances, overdrafts, credit card and general advances. The first three categories are referred to as asset-backed credit, while the last three categories together are referred to as other loans and advances.

The National Credit Act was fully implemented on June 1, 2007, with the aim of facilitating access to credit while preventing over-indebtedness and reckless lending in the credit market.

The following table sets out a sector classification of total loans and advances at the end of September 2010.

Sectoral distribution of bank credit as of June 30, 2012

Sectoral distribution of credit	Rand (billion)	As a percentage of total credit
Agriculture	72.6	1.72
Mining	157.9	3.73
Manufacturing	186.4	4.41
Electricity	30.4	0.72
Construction	49.1	1.16
Wholesale and retail trade	180.2	4.26
Transport and communication	144.7	3.42
Financial intermediation and insurance	1,043.6	24.67
Real estate	216.7	5.12

Sectoral distribution of credit	Rand (billion)	As a percentage of total credit
Business services	155.5	3.68
Community, social and personal services	268.6	6.35
Private households	1,516.2	35.85
Other	207.7	4.91
Total	4,229.6	100.00

Geographical distribution of credit	Rand (billion)	As a percentage of total credit
South Africa	3,742,5	87.1
Other African countries	65,3	1.5
Europe	355,6	8.3
Asia	47.3	1.1
North America	70.0	1.6
South America	11.4	0.3
Other	10.0	0.2
Total	4,298.8	100.00

Source: SARB – Banks’BA210 Credit Risk Survey

Capital Markets

The JSE was established in 1887 and is South Africa’s only licensed exchange for all securities. The JSE is governed externally by South African legislation and internally by its own rules and regulations. The JSE listed itself on June 5, 2006. The listing included a proposal regarding the implementation of a BBBEE initiative. In February 2011 the JSE launched the Black Economic Empowerment (BEE) Board, offering a facility for BEE-compliant parties to list and trade BEE scheme shares. Only one BEE share scheme has thus far been listed.

The introduction of the Johannesburg Equities Trading system (JET), an electronic, automated and central order-driven system, culminated in the closure of the trading floor in 1996. Subsequently, the trading system and real-time information dissemination system (InfoWiz) of the London Stock Exchange (LSE), replaced JET in May 2002. In calendar year 2007 the JSE and the LSE both moved onto the LSE’s new trading platform, TradElectTM. JSE members connect to JSE TradElectTM and InfoWiz through a hub at the JSE in South Africa. In July 2012 the JSE moved its equity market trading activity onto Millennium ExchangeTM after concluding a license agreement with technology solutions provider MillenniumIT. Consequently, the JSE’s trading system relocated from London to Johannesburg.

In June 2003, the JSE announced the first alternative “exchange” in Africa that would list small and medium sized companies, specifically targeting BBBEE and junior mining companies. The Alternative Exchange (AltX) opened in October 2003 and runs parallel to the main exchange, with separate listings requirements and reduced fees. As of September 30, 2012, 63 companies were listed on the AltX exchange with a market capitalization of R14.6 billion.

The South African Futures Exchange (SAFEX) is the forum for trading futures and options contracts. The JSE acquired SAFEX in August 2001 and merged it into the JSE as the Equity Derivatives Division and the Commodity Derivatives Division. Colloquially, the term “SAFEX” is still used to refer to the JSE’s derivatives market. In February 2005, the JSE launched Yield-X, which is the platform for trading of all interest rate-related and currency derivative products. Subsequent to the BESA merger, Yield-X has been collapsed into the JSE’s Interest Rate and Currency Market.

Regulation of insider trading is vested in the FSB, which has extensive surveillance and detection capability and was established in partnership with the JSE.

Since 1995, the JSE has permitted limited liability corporate memberships and has phased out citizenship requirements for members of the JSE. Several banks, both domestic and international, have acquired or established stock-brokering businesses as members of the JSE. Stockbrokers are required to meet stringent capital adequacy requirements and to keep client funds in trust accounts separate from the stockbroker’s own funds. The Stock Exchange Guarantee Fund was established to protect investors and may be used to discharge certain liabilities of members relating to the buying and selling of securities.

Since 1999, companies have been permitted to buy back their own shares and are required to disclose security interests, directors’ pensions and compensation, and in the case of public companies, to appoint a secretary. Legislation restricts undesirable advertising and canvassing relating to securities.

In 2009, the requirement for auditors of listed companies to register with the JSE was changed to a system of accreditation, and registration for the purpose of providing audit and advisory services is now administered by the IRBA. The JSE implemented a dark pool block-trading system, Block X, in July 2010 which will ensure that large share trades do not have an impact on prices. They also introduced an online financial reporting portal in June 2010 called the ‘eXtensible Business Reporting Language’ to enable companies to file their financial reports according to a global electronic reporting standard.

In the 2011 MTBPS, the Minister of Finance announced that all inward-listed shares on the JSE will henceforth be classified as domestic assets and are eligible for inclusion in the JSE indices.

Pursuant to the amalgamation of the BESA and the JSE in June 2009, it has been resolved that the trading platforms of the two interest rate markets operated by the JSE, namely the Yield-X market and the BESA market, will be integrated in 2011. As a result, the old BESA BTB system was decommissioned and the reporting of bond transactions migrated onto the JSE Nutron platform on May 9, 2011. The rules and directives covering the integrated markets (Yield-X and BESA) known as the ‘JSE Interest Rate and Currency (IRC) rules and directives’ also came into effect on May 9, 2011, thus repealing the old rules and directives previously applicable to the BESA market.

The JSE closed its Africa Board in May 2012 when the two remaining listings were incorporated into the Main Board.

The following table sets forth the market capitalization and number of companies listed on the equity market of the JSE as well as the trading volumes and values for the period indicated.

JSE

	As of December 31,					As of September 30,
	2007	2008	2009	2010	2011	2012
Market capitalization(1)	5,696.8	4,541.9	5,929.1	6,698.7	6,908.5	7,736.3
Trading volume(2)	70,870	83,778	82,855	71,252	71,464	47,387
Trading values(3)	2,980,110	3,263,065	2,796,077	2,990,123	3,286,828	2,600,291
Listed companies(4)	422	425	410	407	406	401

Notes: —

(1)	In billions of Rand at end of period.
(2)	In millions of shares traded.
(3)	In millions of Rand.
(4)	Actual figures at the end of period.

Source: JSE.

According to the World Federation of Exchanges, the JSE was the 19th largest stock exchange in the world, in terms of market capitalization, as of August 31, 2012.

The market capitalization of the JSE at the end of September 2012 was R7,736.3 billion. In the first nine months of 2012 the total value of share capital raised by companies listed on the JSE was R53.9 billion, a decline of R12.2 billion compared with the first nine months of 2011. Turnover of shares listed on the JSE amounted to R3,286 8 billion in 2011 and R2,600.3 billion in the first nine months of 2012 (34% of market capitalization as of September 30, 2012). Around 48 foreign companies which have their primary listing on other exchanges maintain a secondary listing on the JSE, such as Anglo American Plc and Old Mutual Plc. New listings in recent months include Ferrum Crescent, Rockcastle Global Real Estate Company and Osiris Properties International. Non-residents of South Africa made net sales of local shares of R4.4 billion in the first nine months of 2012, as compared with net sales of R17.2 billion in the corresponding period of 2011. On average, non-resident participation in the JSE has accounted for 15% of the value of all shares traded in the nine months to September 2012. Annualized liquidity on the JSE declined from 52.5% in September 2011, to 44.8% in September 2012, while the closing value of the All-Share Price Index on the JSE increased by 21% over the same period. In the year to September 2012, 13 delistings and eight new listings contributed to the 588 companies that have delisted from the JSE compared with only 321 new listings since 1999.

The main index charting the performance of the JSE is the FTSE/JSE Africa All-Share Price Index. At September 30, 2012, the FTSE/JSE All-Share Price Index included 162 companies and accounted for approximately 66% of the market capitalization of the JSE. As at September 30, 2012, the ten largest companies by market capitalization represented approximately 48% of total market capitalization.

The nominal value of turnover in the bond market in the nine months to September 30, 2012 was approximately R17,449 billion. The turnover in the secondary bond market in calendar year 2011 was R20,879 billion, compared with R16,901 billion in 2010 and R13,398 billion in 2009. Non-residents’ net purchases of South African bonds amounted to a marked R78.0 billion in the first nine months of 2012, compared with net purchases of R31.3 billion in the corresponding period of 2011. Non-resident investors continued to show keen interest in the South African secondary bond market thus far in 2012, boosted by their search for yield and the inclusion of local government bonds in the Citigroup World Government Bond Index (WGBI). Non-resident participation in the domestic bond market declined from 13% in 2010 to 12% in 2011 and continued to decrease to an average of 10% in the first nine months of 2012.

Derivative instruments are traded either on an over-the-counter basis or on an exchange. The Equity and Commodity Derivatives Divisions of the JSE, together with the Interest rate and Currency Derivatives Markets are responsible for all futures contracts and options on futures. SAFEX Clearing Company (Pty) Limited is the clearinghouse for SAFEX and also provides compliance, surveillance and other exchange services. SAFEX introduced commodity futures in South Africa in July 1995, Rand-Dollar futures in May 1997, and individual equity futures in February 1999. On June 18, 2007 the JSE began trading in foreign currency derivatives. Financial market infrastructure was modernized through the replacement by the JSE of its 15-year-old derivatives system with a multiple instrument online trading system, Nutron, in 2008. As trading activity in the Equity Derivatives Market declined in the first nine months of 2012, turnover was also lower compared with the corresponding period of 2011. While single-stock futures (including IDX products) accounted for only 4% of total turnover by value in the first nine months of 2012, they accounted for 51% of total number of contracts traded. Turnover in commodity futures and options contracts increased by 37% in the nine months to September 2012, compared with the same period of 2011, along with higher domestic and international grain prices. Turnover in derivatives traded on the JSE for the first nine months of 2012 is indicated in the accompanying table.

Derivatives turnover on the JSE, January to September 2012

	Value	Change over one year
	Rand (billion)	Percentage
Equity futures and options on futures	3,203	(2)
Warrants	0.5	(44)
Commodity futures and options	386	37
Interest rate and currency derivatives	322	41

Source: JSE.

Exchange Controls

South African law provides for exchange controls, which, among other things, restrict the outward flow of capital from South Africa, the Kingdoms of Lesotho and Swaziland and the Republic of Namibia, known as the common monetary area (CMA). The Exchange Control Regulations are applied throughout the CMA and regulate transactions involving South African residents, including companies. The basic purpose of the Exchange Control Regulations is to mitigate the negative effects caused by a decline of foreign capital reserves in South Africa, which could result in the devaluation of the Rand. The National Government has, however, committed itself to gradually relaxing exchange controls. Amendments in November 2010 allow persons who have contravened the Regulations to disclose the contravention to the National Treasury in return for amnesty. Increasingly it is clear that the current exchange control regime is in need of overall fundamental reform.

The SARB on behalf of the Minister of Finance administers South Africa’s exchange control regulations. It is assisted in this task by a number of banking institutions that have been appointed by the Minister of Finance as authorized dealers (Authorized Dealers) in foreign exchange. Such banking institutions undertake foreign exchange transactions for their own account with their clients within limits and subject to conditions established by the SARB. Until 1995, control over non-residents’ capital transactions was based mainly on the Financial Rand System, which was reintroduced in 1985 at the time of the proclamation of the debt standstill. In March 1995, the National Government abolished the Financial Rand System and the resulting dual exchange rate. No capital controls are, therefore, applied to non-residents, who may freely invest in and disinvest from South Africa. This applies to portfolio investment as well as foreign direct investment into South Africa.

Since the abolition of the Financial Rand System in 1995, South Africa has had a unitary exchange rate that applies to both current and capital transactions between residents and non-residents. As discussed below, residents still face certain restrictions. However, these restrictions have gradually been eased so as to foster macroeconomic stability, a stronger balance of payments and financial sector development. The proposed strategy going forward is characterized by a fundamental shift from a system where a substantial fraction of cross-border transactions are subject to restrictions, approvals and administrative requirements to a more open regime where transactions are generally permitted with a narrow set of regulations targeted at specific national interests, macroeconomic and financial risks.

The broad principles for exchange control reforms are as follows:

•	Support the overarching strategy for increasing investment and growth;

•	Reflect a fundamental shift in the approach to regulation;

•	Recognize the different objectives that are supported by exchange controls (e.g. contributing to systemic stability; supporting prudential regulation of financial institutions; protecting the tax base; and supporting the prevention of financial crime);

•	Address the distortions created by exchange controls;

•	Holistic approach and taking into account interactions between institutions and individuals, residents and non-residents; and

•	Proportionate reporting requirements.

The present exchange control system in South Africa is used primarily to control movements of capital by South African residents. In order to ensure that capital transfers are not disguised as current payments, controls and limits are placed on transfers of a current nature, such as the single discretionary allowance that may be apportioned for travel, vacation and business purposes, study allowances, donations to missionaries, maintenance transfers and gifts/loans to non-residents. In an effort to further liberalize exchange controls and reduce administrative burdens, with regard to individuals the annual R4 million foreign investment allowance plus the R1 million current single discretionary allowance will be consolidated into one R5 million foreign investment allowance per year. As such, various other current limits applicable to individuals (e.g. alimony, wedding and travel allowance etc.), are no longer applicable.

Furthermore, in order to eliminate the bias against residents, there will be considerations by the South African Reserve Bank for investments by residents (and estates) for applications in excess of the R5 million allowance, subject to strict criteria related to appropriate disclosure requirements (on foreign assets and income), tax compliance and market conditions. Private individuals may invest up to R5 million annually for any purpose outside the CMA, provided that the individual is over the age of 18 years and a registered tax payer in good standing.

With effect from October 2004, limits on foreign direct investments by South African corporates were abolished. Dividends declared by offshore subsidiaries of South African companies after October 26, 2004 may be retained offshore. Foreign dividends repatriated to South Africa after October 26, 2004 may be retransferred offshore again at any time for any purpose. Corporates are allowed, on application, to transfer funds from South Africa for each new and approved foreign investment outside the CMA. Authorized Dealers administer the directives and guidelines on foreign direct investments under R500 million. Application to the SARB’s Exchange Control Department for prior approval of a foreign investment is still required for foreign direct investments over R500 million. These applications, which permit the SARB to monitor the level of foreign investment, are considered on merit and are granted if South African exchange control authorities believe the investments would be of long-term economic benefit to South Africa. The SARB reserves the right to stagger capital outflows relating to very large foreign investments so as to manage any potential impact on the foreign exchange market. Further to the above, and in order to cut red-tape and simplify and reduce the administrative costs of doing business for corporates, the Minister of Finance, in the 2011 MTBPS, allowed corporates to be able to top up capital in their offshore business from South Africa as long as they remain within the annual limit of R500 million.

Authorized Dealers in foreign exchange are allowed to approve the granting of credit terms in respect of exports only for periods not exceeding six months, with an extension of a further six months in certain circumstances without reference to the SARB. In an endeavor to reduce barrier to trade, the Minister allowed corporates to do advance payments for capital goods for up to 50% of ex-factory cost of goods to be imported from the current 33.3%. Furthermore, corporates are now also allowed to cover forward (using forward exchange contracts) up to 75% of budgeted import commitments or export accruals in respect of the forthcoming financial year without an application to the SARB. Since 1996, corporates engaged in exportation and importation have been permitted to offset costs of imports against proceeds from exports within a specified period.

Various measures aimed at easing certain of the country’s remaining exchange control regulations became effective in the late 1990s. The measures included abolishing most of the remaining quantitative limits on current account transactions; permitting South African institutions to invest funds abroad; permitting trading of Rand-dollar futures contracts on SAFEX, with participation initially restricted to individuals and institutional investors; and relaxing the application of local borrowings limits to foreign controlled South African companies.

Retirement funds and long-term insurers registered as institutional investors for exchange control purposes were then permitted, with prior SARB approval, to invest up to 25% of their total retail assets in foreign assets. Collective investment scheme management companies and investment managers were permitted to invest up to 35% of their total retail assets in foreign assets.

South African companies involved in international trade were permitted to operate a single customer foreign currency (CFC) account for both the trade and services and use it for a wider variety of permissible transactions. This reduced the transaction costs associated with multi CFC accounts and their restricted use.

Foreign companies, governments and institutions were permitted to list equity and bond instruments on South Africa’s securities exchanges. Furthermore, South African private individuals were permitted to invest without restrictions in approved inward listed instruments on South African exchanges.

In the 2011 MTBPS, the Minister of Finance announced further significant reforms of inward listings in order to promote the development of the South African capital markets. The Minister announced that all listed shares on the JSE, traded and settled in rand, shall be classified as ‘domestic assets’, for the purpose of trading on the JSE and inclusion in its indices. This new dispensation does not affect companies currently classified as ‘domestic’, which have a primary listing on a foreign exchange (e.g. so called the ‘London 5’), which will continue to be included in the indices on the current basis. This initiative is meant to improve South Africa’s position as a financial gateway into Africa. However, in order to balance between capital market growth and development and the objective of managing exposure to foreign risk, prudential institutions would still be required to report their foreign exposure to regulatory authorities.

These changes herald a shift in the regulatory regime from control measures to prudential regulation.

The exchange control requirement that a shareholding of at least 25% should be obtained when investing in a foreign entity was replaced with the requirement that at least 10% of the foreign-target entity’s voting rights must be acquired.

In the 2009 MTBPS, reforms to reduce red tape on business transactions were announced. The prohibition on SADC loop structures was abolished and recently, in the 2011 MTBPS, the Minister of Finance announced that transactions which result in ‘loop’ structures not exceeding a threshold of 20.0% equity, and/or voting rights, whichever is higher, in the foreign target entity, will be processed by authorized dealers without the need for prior approvals.

The restrictions on South African companies and other entities to participate in foreign inward-listed securities on the JSE, including participation in the Rand futures, were removed. These changes enable South African companies, trusts, partnerships and banks to manage their foreign exposure, since they were permitted to participate in Rand futures market on the JSE without restrictions. These changes allow companies to diversify and hedge their currency exposure, which support macroeconomic stability, reduce exchange-rate volatility and deepen domestic financial markets. This dispensation was also extended to investment in inward-listed (foreign) instruments on the JSE and the Bond Market of the JSE.

The requirement that companies must convert foreign exchange credited to CFC account to Rand within 180 days was removed. South African companies are, however, still required to repatriate export proceeds to South Africa.

The R250,000 limit on advance payments for imports was removed and South African companies were allowed to open foreign bank accounts for permissible purposes without prior approval, subject to reporting obligations.

The 3:1 ratio applicable to local financial assistance in respect of affected persons was withdrawn. The 1:1 ratio remains applicable for the acquisition of residential properties and any other financial transactions, such as portfolio investments, securities lending, hedging, repurchase agreements, etc. by non-residents and affected persons. Local financial assistance made available to emigrants also remains subject to the 1:1 ratio.

In the 2010 MTBPS the Minister of Finance announced measures to encourage the global diversification from a domestic base by using South Africa as a gateway to Africa. In this regard, from January 1, 2010 qualifying international headquarter companies will be allowed to raise and deploy capital offshore without the need to obtain exchange control approval, subject however to reporting requirements.

Furthermore, the Minister of Finance also announced removal of controls on emigrants’ blocked assets. South African emigrants were previously allowed to remit up to R8 million per family upon emigration. Emigrants can now transfer all their assets without any exit levy applying to free those assets.

In an effort to promote competition and reduce the cost of remittances to neighboring and other countries, ownership restrictions on international participation in Authorised Dealers in Foreign Exchange with Limited Authority (“ADLAs”) i.e. foreign exchange bureaus, were removed. In addition to this, the requirement for money remittance agencies to partner existing authorized dealers in order to do remittance business will no longer be obligatory.

Gold and Foreign Exchange Contingency Reserve Account (GFECRA)

GFECRA in the books of the SARB reflects the Rand currency and gold price valuation profits and losses on all transactions which the SARB had entered into in terms of the SARB Act on behalf of the National Treasury. The GFECRA comprises credit and debit balances on three different accounts: a gold price adjustment account (GPAA); a foreign exchange adjustment account (FEAA); and a forward exchange contracts adjustment account (FECAA).

The GPAA reflects any valuation profit or loss on the gold held by the SARB. The volume of the gold holdings has been fairly static over the past decade at around four million fine ounces. The FEAA account reflects any profit or loss on assets of the SARB-denominated in currencies other than the Rand as a result of depreciation or appreciation, as the case may be, of the Rand against the currency of such assets.

The FECAA reflects profits or losses on any forward exchange contract entered into by the SARB, valuation profits and losses on foreign exchange liabilities of the SARB, and any profit or loss due to changes in the value of the Rand against the currency of the United States on certain agreements for the reinsurance of export contracts. Since early 1997, the SARB has terminated the extension of forward cover with respect to future external commitments.

Private banking institutions were encouraged to develop an active and efficient forward foreign exchange market without participation by the SARB. The SARB continued to intervene in the foreign exchange market via the forward book. This policy was also abandoned in August 1998. Currently, the SARB purchases foreign exchange from the Authorized Dealers to accumulate reserves when market conditions allow. The SARB however does not intervene in the foreign exchange market with a view to influence the value of the Rand.

Prior to calendar year 2002, upon the agreement of the Minister of Finance and the Governor of the SARB, the balance of the GFECRA could be reduced by the issuance, by the National Government to the SARB, of zero-coupon bonds convertible into interest-bearing bonds whenever the SARB wants to use the bonds in its market operations. With respect to the GFECRA balance on March 31, 2002, and in accordance with the Gold and Foreign Exchange Contingency Reserve Defrayal Act, the National Treasury settled the negative balance amounting to R28.0 billion in four tranches, partly in cash and partly in bonds over a four-year period which commenced in fiscal year 2003. The National Treasury paid the final tranche of the outstanding balance of R28 billion in April 2005.

In calendar year 2005, a new settlement methodology for the settlement of the GFECRA balances was agreed between the National Treasury and the SARB, whereby the balance on the GFECRA as of March 31 each year is split into transactions with a cash flow (money market liquidity) impact and a non-cash flow (revaluation) component. Valuation gains and losses are not settled, but reflected either as an asset or liability on the financial statements of the two institutions. Therefore, only transactions with a cash flow impact are settled. The outstanding balance to be settled accumulates interest at the prevailing repurchase rate. The gross gold and foreign exchange reserves increased to US$51 billion at the end of September 2012, up from US$49.7 billion a year earlier. This increase is mainly as a result of the increase in the U.S. Dollar gold price, the depreciation of the U.S. Dollar against other major currencies and the normal foreign exchange operations of SARB.

As at March 31, 2011, the GFECRA showed a positive balance of R28,283 million which represents the net of valuation gains of R28,426 million and cash flow losses of R143 million. These cash flow losses were settled on July 1, 2011. As at March 31, 2012 the GFECRA balance had increased to R67,655 million, mainly due to the depreciation of the exchange rate of the Rand over the period. Cash flow losses to be settled by the National Government amounted to R150 million in the year to March 31, 2012.

The negative net open foreign currency position of the SARB amounted to US$23.2 billion in September 1998 which then changed from negative to positive in May 2003. The net open foreign currency position, which is now referred to as the International Liquidity Position, reflected a positive balance of US$47.9 billion at the end of September 2011, rising to US$48.7 billion as at September 30, 2012.

In February 2004, the SARB balanced its previously oversold forward foreign exchange book, eliminating a key source of external vulnerability and pressure on money market operations. With a reduced need for the sterilization of excess liquidity arising from maturing forward contracts, the SARB has normalized its money market activities and has been able to increase the official net international reserves of the country. The SARB currently has an overbought (positive) forward foreign exchange book.

THE EXTERNAL SECTOR OF THE ECONOMY

Foreign Trade

South Africa’s imports and exports (including gold) accounted for 54.1% of GDP in real terms in the second half of 2012.

Following sharp declines in volumes of imports and exports in 2009, both export and import volumes have recovered, although the pace of growth in imports has outstripped export volumes, resulting in a balance of payments deficit. In the first half of 2012, export volumes grew 2.6% from the same period in 2011; import growth was 9.3%, from average growth in 2011 of 5.9% in exports and 9.7% in imports. In value terms, in the year to June 30, 2012 annual growth in imports rose 21.4% and exports rose 6.5%.

Since the recession in 2009, domestic demand has strengthened at a faster pace than external demand, resulting in a stronger pick up in import volumes relative to exports and a deterioration of the trade balance. The average volume of imports increased by almost one-third between the low point of the recession in 2009 and the first half of 2012, compared with an increase of 14% for exports. The volume of imports is now almost 4% above pre-crisis highs, while exports are still 12% below their highs prior to the crisis.

The recent decline in export volumes has been driven by domestic supply constraints, including electricity rationing in manufacturing and severe disruptions to mining output due to industrial action and wage disputes.

A worsening of the balance of payments has exacerbated this impact on the trade balance, although robustness in the price of gold has proved something of a cushion to these impacts. Export prices, excluding gold, rose just 5.4% in the first half of 2012, compared with the same period a year earlier, whilst import prices expanded by 8.4%. The terms of trade have declined by almost 5% since their peak in the third quarter of 2010.

As a consequence the trade balance has shifted to a substantial deficit, reaching R86 billion in the year to August 2012 – its highest level since the 1990s. This is significantly higher than the deficit since the crisis, which averaged 1% of GDP in 2010 and 0.6% of GDP in 2011.

The following table sets forth South Africa’s balance of trade for the periods indicated.

Balance of Trade

Year	Balance of Trade
Rand (million)
2007	(36,334)
2008	(35,559)
2009	(2,271)
2010	27,280
2011	16,390
2012(1)	(117,790)

Note: —

(1)	To June 30, 2012.

Source: SARB.

Foreign Trade

	2004	2005	2006	2007	2008	2009	2010	2011	2012(1)
	Rand (billion)
Total merchandise exports	291.1	320.4	383.2	474.3	636.8	506.5	575.7	691.6	341.8
Agriculture, forestry & fishing	11.1	12.4	11.9	14.2	23.3	22.2	21.9	28.0	14.7
Total: Mining	35.4	48.0	57.6	73.9	111.5	97.1	121.2	165.2	88.6
Coal mining	15.8	20.8	21.0	23.9	39.1	35.7	40.1	53.8	29.8
Gold & uranium ore mining	0.0	0.0	0.0	0.1	0.0	0.0	0.0	0.0	0.0
Other mining	19.6	27.3	36.6	49.9	72.3	61.4	81.1	111.4	58.8
Total: Manufacturing	244.2	259.6	313.3	384.8	500.6	386.0	431.1	495.6	237.3
Food	8.5	9.7	10.2	11.0	14.9	16.3	16.9	17.5	9.0
Beverages	4.7	5.0	4.9	6.3	8.6	8.6	8.5	8.1	4.1
Tobacco	0.5	0.8	1.1	0.9	0.9	1.5	1.4	1.1	0.8
Textiles	2.2	2.0	2.1	2.4	2.7	2.4	2.3	2.4	1.2
Wearing apparel	1.7	1.1	1.0	0.8	1.0	0.7	0.6	0.7	0.4
Leather & leather products	0.7	0.7	0.9	1.0	0.6	0.4	0.5	0.8	0.4
Footwear	0.1	0.1	0.1	0.1	0.2	0.2	0.4	0.2	0.1
Wood & wood products	3.0	3.3	2.7	2.6	3.2	2.2	2.4	2.4	1.1
Paper & paper products	5.7	5.7	6.7	8.0	11.2	9.6	10.3	10.8	5.2
Printing, publishing & recorded media	0.6	1.0	0.8	0.7	1.1	0.7	0.7	0.8	0.3
Coke & refined petroleum products	8.1	10.6	10.0	9.9	16.3	12.9	11.8	13.8	9.5
Basic chemicals	14.8	18.7	18.9	21.9	35.8	23.8	26.5	31.6	16.4
Other chemicals & man-made fibers	4.9	5.7	6.3	7.7	10.4	9.4	9.0	11.2	7.0
Rubber products	1.8	1.7	1.8	1.9	2.6	2.1	2.0	3.0	1.5
Plastic products	1.4	1.5	1.6	2.0	2.8	2.3	2.4	2.8	1.4
Glass & glass products	0.6	0.6	0.6	0.6	0.8	1.1	1.0	1.0	0.5
Non-metallic minerals	1.6	1.8	2.0	2.4	2.0	1.6	1.8	2.2	1.0
Basic iron & steel	37.1	39.5	42.0	54.7	79.9	48.6	60.1	60.7	29.2
Basic non-ferrous metals	79.8	76.8	107.6	131.8	147.5	127.0	151.3	176.0	75.0
Metal products excluding machinery	4.3	5.0	5.6	7.7	10.6	8.3	8.8	9.3	5.4
Machinery & equipment	16.5	19.7	27.4	37.4	44.9	29.5	32.5	40.9	20.6
Electrical machinery	3.1	2.9	4.3	6.3	6.6	5.0	5.0	6.7	3.3
Television, radio & communication equipments	2.6	2.4	2.9	3.5	3.9	3.2	2.7	3.4	1.4
Professional & scientific equipment	1.5	1.7	1.8	2.5	3.5	3.6	2.9	3.6	1.6
Motor vehicles, parts & accessories	25.6	29.4	35.5	40.6	65.5	43.4	47.4	56.5	27.3
Other transport equipment	1.2	1.8	2.2	2.4	3.5	2.5	2.3	4.6	2.2
Furniture	4.1	3.5	3.3	3.7	4.0	3.3	3.9	3.2	1.4
Other industries	7.3	6.9	9.5	14.1	15.8	16.0	15.6	20.2	9.9
Electricity, gas & steam	0.0	0.0	0.0	0.9	0.9	1.0	1.0	1.5	0.6
Undefined	0.5	0.3	0.3	0.4	0.5	0.3	0.5	1.2	0.6

Total merchandise imports	306.4	350.7	464.6	562.5	721.1	535.8	575.1	726.2	544.1
Agriculture, forestry & fishing	5.6	4.7	6.1	8.6	10.2	8.8	8.6	12.4	8.5
Total: Mining	45.0	50.4	74.7	90.2	145.1	94.6	89.3	113.4	93.4
Coal mining	0.7	1.1	1.7	1.4	4.1	1.4	0.4	1.8	0.3
Gold & uranium ore mining	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Other mining	44.3	49.4	73.1	88.8	141.0	93.2	88.9	111.6	93.2
Total: Manufacturing	255.2	295.1	382.0	462.3	563.5	429.9	474.9	598.1	440.5
Food	10.0	10.8	13.6	19.2	26.0	23.3	23.8	30.5	23.6
Beverages	1.4	1.6	2.1	3.2	4.1	4.5	3.3	3.9	2.8
Tobacco	0.1	0.2	0.2	0.2	0.3	0.5	0.4	0.3	0.3
Textiles	4.5	4.7	5.6	6.1	7.1	6.5	7.2	8.6	6.0
Wearing apparel	4.2	5.5	7.8	7.2	8.4	9.1	10.2	11.4	8.6
Leather & leather products	1.1	1.1	1.5	1.8	2.1	1.7	2.0	2.4	1.5
Footwear	2.6	3.1	3.9	4.5	4.8	4.8	5.2	6.7	5.1
Wood & wood products	1.7	2.2	2.5	3.0	3.0	2.2	2.2	2.6	1.9
Paper & paper products	3.6	4.0	5.6	6.8	8.3	7.3	7.3	8.0	5.5
Printing, publishing & recorded media	2.5	3.4	3.8	2.1	2.3	2.2	2.2	2.3	1.5
Coke & refined petroleum products	5.8	8.0	19.4	24.9	31.7	24.2	29.6	46.8	34.0
Basic chemicals	15.5	17.2	20.3	25.0	37.7	24.8	28.4	36.1	25.9
Other chemicals & man-made fibers	15.4	18.0	21.2	28.1	36.2	34.5	36.6	40.7	30.8
Rubber products	2.8	3.7	4.1	5.9	6.8	5.8	6.9	8.4	6.7
Plastic products	3.2	4.0	4.9	5.9	7.2	6.1	7.0	8.4	6.2
Glass & glass products	1.0	1.2	1.4	2.0	2.1	1.8	1.9	2.1	1.5
Non-metallic minerals	3.0	3.7	4.9	6.9	7.6	5.7	6.2	6.9	4.9
Basic iron & steel	4.2	5.3	7.7	11.2	13.0	8.8	9.7	13.4	9.5
Basic non-ferrous metals	6.0	6.1	11.4	13.1	14.4	8.0	10.7	12.4	9.2
Metal products excluding machinery	5.5	6.1	7.7	9.8	13.3	10.4	11.6	13.9	10.2
Machinery & equipment	50.1	56.1	74.8	92.0	118.2	84.3	88.0	114.6	90.0
Electrical machinery	8.0	9.4	13.2	17.0	27.2	21.5	19.5	21.7	17.6
Television, radio & communication equipment	18.5	22.7	27.8	30.6	28.9	24.1	27.6	37.9	23.6
Professional & scientific equipment	9.3	10.7	13.7	15.6	19.6	16.9	16.6	19.5	13.9
Motor vehicles, parts & accessories	50.3	64.7	78.0	91.0	95.3	66.3	85.5	104.6	79.5
Other transport equipment	18.9	14.1	15.3	17.7	24.0	14.1	13.3	20.1	9.6
Furniture	1.5	2.3	3.0	3.4	4.0	3.0	3.6	3.9	2.8
Other industries	4.2	5.2	6.7	8.1	9.9	7.6	8.5	9.9	7.9
Electricity, gas & steam	0.0	0.0	0.0	0.7	1.3	1.8	1.6	1.7	1.3
Undefined	0.6	0.5	1.8	0.7	0.9	0.6	0.6	0.7	0.5

Note: —

(1)	To June 30, 2012.

Source: Quantec

Exports

South Africa’s exports have traditionally consisted largely of primary products, especially mining products, with gold, diamonds, platinum group metals, coal and iron exported in large quantities. Since 2012, the fastest growing markets for South African exports have been Africa and Asia.

The value of exports increased at a much more muted pace of 6.5% in the first six months of 2012 compared with same period in 2011, with a broad-based moderation across major export categories. Excluding the strike-affected precious metals category, exports grew 10.8%. Exports of coal and chemical products remained robust, while exports of platinum and base metals declined by 29% and 7.8% respectively in the first six months of the year.

The pattern of trade in the first half of 2012 shows a broad-based decline in exports to the Euro zone and Japan, flat exports to the U.S. and growing exports to China and the Southern African Development Community (SADC). In the first six months of the year, exports to SADC rose by 21.6% compared with the same period last year, with strong growth in exports to Zambia (38.5%), Mozambique (4.7%) and Zimbabwe (13.5%) leading the increase in total SADC exports. Disruptions to platinum output impacted negatively on trade with Germany, Japan and the U.S.; while in China higher demand for coal offset lower steel imports.

SADC is South Africa’s third largest export market behind the EU and China, with 12.3% of South African exports to the region in the first six months of 2012. However, the share of manufactured exports to the region was much higher (21.4%) during this period and has been increasing at a rapid rate over the past few years. This is primarily driven by exports of steel, chemical products, machinery and appliances, especially equipment used in mining. If current trends persist, the SADC region will overtake Europe to become the biggest market for South African manufactured goods in the next five years.

The EU remains the largest destination for South African exports, with approximately R152 billion worth of goods exported to the EU in 2011, representing 22% of total exports. Within Europe, Germany (28.3%) and the UK (19%) are the most important trading partners. Exports to the PIIGS grouping of countries, currently at the centre of the region’s sovereign debt crisis, constitute a relatively small share of total South African exports, reducing the direct impact of economic contraction in these countries. However, slower growth in the region has had a knock-on effect on total export receipts – export receipts to the EU declined by 4.1% in the first eight months of 2012 compared with a growth of 11% in 2011.

China is South Africa’s single largest trading partner absorbing 12.4% of South Africa’s exports on average in 2011. In the six months of 2012 exports to China again supported overall export performance, with exports to the country growing by 9%, significantly higher than overall export growth of 6.5%.

The U.S. remains an important export destination, with around 9% of exports going to this country.

Imports

As the domestic economy recovered from the 2008 global financial crisis, led by consumption expenditure, the value of imports expanded again, rising by 7.4% in 2010, 14.4% in 2011 and 21.4% in the first six months of 2012.

The 22.0% higher import bill in 2011 primarily reflected an increase in import volumes, even though import prices also rose materially over the period. Merchandise import volumes advanced by 12.8% in 2011 as the steady increase in real gross domestic expenditure led to an increase in the demand for imported goods. In fact, the rate of increase in import volumes exceeded that of real gross domestic expenditure, raising the country’s import penetration ratio from 21.8% in 2010 to 23.6% in 2011 – this ratio recently peaked at 25.9% in 2007 when an economic growth rate of 5.5% was registered.

The value of imports increased by 21.4% in the first half of 2012 compared with same period in 2011, driven by strong increases in mineral products (mainly oil), machinery and appliances, vehicles and original equipment.

South Africa’s Commitment to the WTO

South Africa was a founding member of the GATT and has been an active participant for decades in the various GATT rounds of multilateral trade negotiations. In line with the need to open up the economy and increase competition in the economy, South Africa has liberalized most sectors of the economy since the 1990s.

Since the early 1990s, the tariff regime has undergone significant liberalization. The average applied rate declined from approximately 24% in 1990 to approximately 8% in 2007; specific and formula duties that comprised 25% of all tariffs in 1990 comprised only 3.1% of all tariffs in 1990; and the proportion of duty-free lines was 53% in 2007 compared to 45% in 1990.

South Africa has phased out support measures and subsidies inconsistent with the principles expressed in the GATT. This encourages South African industries to improve their competitiveness in domestic and foreign markets, whilst at the same time benefiting from cost reductions, supply side support measures and reduced import duties of trading partner countries that were negotiated in the Uruguay Round, as well as from certain market access preferences that have been granted to South Africa by Canada, the EU, Japan, Norway, Russia, Switzerland and the United States.

South Africa enjoys beneficial trade agreements with a number of countries, both multilateral and bilateral. It enjoys preferential treatment under the African Growth and Opportunity Act when trading with the United States.

In Africa, South Africa drives growth and has a number of free trade agreements with African countries. These include Botswana, Namibia, Lesotho and Namibia, under the auspices of the Southern African Customs Union. South Africa is also an important member of the SADC, which allows for amongst others preferential trading access to Zimbabwe.

South Africa also has an agreement with the EU to export most of its goods duty free under the TDCA and is in the process of negotiating a new trade agreement and a new economic partnership agreement.

China, India and Brazil are also important markets for South Africa. Thus South Africa has strengthened diplomatic ties and trade cooperation with these countries.

Geographic Distribution of Trade

The following table sets forth the distribution of South Africa’s exports and imports of merchandise for the periods indicated.

Distribution of Merchandise Trade

	2005	2006	2007	2008	2009	2010	2011	2012(1)
	Rand (Billion)
Exports
Total	320.4	383.2	474.3	636.8	506.5	575.7	691.6.0	341.8
Japan	33.0	40.9	50.1	65.6	33.9	46.3	55.3	21
United States	30.5	40.3	51.9	65.3	41.0	51.4	79.7	27.2
Not allocated	30.6	37.5	43.2	51.0	57.6	65.9	79.7	39.3
Germany	20.7	26.4	34.0	45.8	32.3	42.5	43.2	18.3
United Kingdom	32.0	31.3	34.2	39.5	25.1	26.2	28.7	14.1
China	8.5	13.6	24.5	34.4	48.7	58.5	85.3	42
Netherlands	14.2	17.3	19.6	26.9	18.4	17.1	21.5	12.6
India	5.8	5.2	9.2	18.0	17.9	22.2	24.3	14.7
Belgium	8.8	9.9	12.1	16.1	10.4	12.3	15.1	7.8
Spain	8.7	10.0	12.9	15.4	8.8	8.2	8.3	4
Imports
Total	350.7	464.6	562.5	721.1	535.8	575.1	726.2	399.9

Germany	49.2	57.8	65.6	81.4	61.9	65.3	77.3	8.8
China	31.5	46.7	60.3	81.2	70.0	81.8	103.1	53.8
United States	27.3	35.2	43.1	56.9	40.7	41.1	58.4	31
Saudi Arabia	19.4	24.5	25.4	46.0	26.7	23.7	32.3	29.5
Japan	23.8	30.3	37.0	40.5	26.2	30.7	34.5	19.1
United Kingdom	19.5	23.1	27.2	29.5	21.4	21.9	29.1	14.3
Iran (Islamic Republic of)	14.3	18.3	20.8	27.1	22.1	23.0	26.7	9.9
Angola	1.9	2.5	11.6	22.4	11.7	14.6	11.5	8.8
France	15.4	16.9	18.8	20.5	16.6	16.8	19.3	10.2
India	7.0	11.0	12.5	18.8	15.4	20.6	29.2	18.6

Note:—

(2)	Through June 30, 2012.

Source: www.quantec.co.za.

Balance of Payments

The following table sets forth the balance of payments for South Africa for the periods indicated.

Balance of Payments (1)

							2012
	2006	2007	2008	2009	2010	2011	Q1	Q2
	Rand (million)
Current account
Merchandise exports (f.o.b.)(2)	412,220	497,618	655,759	503,656	565,860	671,220	164,390	169,935
Net gold exports(3)	35,470	39,898	48,534	52,776	59,499	75,298	18,128	18,526
Service receipts	82,643	97,110	105,351	100,760	102,362	107,825	30,764	29,153
Income receipts	41,207	48,448	48,254	34,075	34,099	38,118	11,227	12,785
Less: Merchandise imports (f.o.b)(2)	476,966	573,850	739,852	554,161	598,151	730,128	200,337	203,629
Less: Payments for services	96,623	115,934	138,885	124,147	134,843	142,230	34,869	36,721
Less: Income payments	75,982	117,266	122,129	87,593	87,022	104,689	27,733	32.660
Current transfers (net receipts+)	(15,768)	(16,575)	(18,906)	(22,428)	(16,762)	(14,199)	(4,420)	(9,268)
Balance on current account	(93,799)	(140,551)	(161,874)	(97,062)	(74,958)	(98,785)	(42,850)	(51,879)
Capital transfer account (net receipts+)	205	197	208	216	225	241	58	60
Financial account
Direct investment
Liabilities(4)	(3,567)	40,120	74,403	45,465	8,993	42,168	7,670	5,745
Assets(5)	(41,058)	(20,896)	25,888	(9,757)	(3,297)	4,610	(4,951)	(4,555)
Net direct investment	(44,625)	19,224	100,291	35,708	8,073	46,778	2,719	1,190
Portfolio investment
Liabilities	144,501	97,485	(71,540)	107,234	107,876	46,976	28,936	22,657
Assets	(15,044)	(24,026)	(63,325)	(13,470)	(33,374)	(44,474)	(13,813)	(5,538)
Net portfolio investment	129,457	73,459	(134,865)	93,764	74,502	2,502	15,123	17,119
Other investment
Liabilities	60,750	58,711	47,730	(39,956)	7,899	31,696	(3,690)	17,254
Assets	(38,823)	2,119	82,983	23,703	(22,138)	(3,611)	13,373	(11,518)
Net other investment	21,927	60,830	130,713	(16,253)	(14,239)	28,085	9,683	5,736
Balance on financial account	106,759	153,513	96,139	113,219	69,180	77,365	27,525	24,045
Unrecorded Transactions(6)	16,627	34,657	91,593	664	36,229	53,883	22,940	23,957

							2012
	2006	2007	2008	2009	2010	2011	Q1	Q2
	Rand (million)
Change in net gold and other foreign reserves owing to balance of payments transactions	29,792	47,816	26,066	17,037	31,306	32,704	7,763	(3,817)
Change in liabilities related to reserves(7)	(5,453)	(7,631)	(7,761)	(2,724)	(2,683)	7	(2)	—
SDR allocations and valuation adjustments	23,350	5,642	74,214	(38,647)	(30,712)	74,441	(16,615)	19,185
Net monetization (+) / demonetization (-) of gold	163	169	158	45	13	42	1	4
Change in gross gold and other foreign reserves	47,852	45,996	92,677	(24,289)	(2,076)	107,194	(8,943)	15,372
Change in capital transfer and financial accounts including unrecorded transactions	123,591	188,367	187,940	114,099	106,261	131,489	50,523	48,062

Notes:—

(1)	Data for the previous four years are preliminary and subject to revision.
(2)	Published customs figures adjusted for balance of payments purposes.
(3)	Commodity gold. Prior to 1981 net gold exports comprised net foreign sales of gold plus changes in gold holdings of the SARB and other banking institutions.
(4)	Investment by foreigners in undertakings in South Africa in which they have individually or collectively in the case of affiliated organizations or persons at least 10% of the voting rights.
(5)	Investment by South African residents in undertakings abroad in which they have at least 10% of the voting rights.
(6)	Transactions on the current, capital transfer and financial accounts.
(7)	Liabilities related to foreign reserves include all foreign liabilities of the SARB and short-term foreign loans to the National Government by international organizations.
(8)	Note that the figures in these columns are for the first and second quarters of 2012

Source: SARB.

Current Account

From the table above it is evident that the deficit on South Africa’s current account is persisting. Periods of strong economic growth, for instance during 2005 to 2007, are normally associated with high imports and large deficits. The shortfall on the current account in 2008 largely mirrored the adverse impact of the global financial crises. The recovery in external demand for domestically produced goods from the middle of 2009 helped narrowing the deficit on the current account in 2009. The recovery in the economy over the past two years has been characterized by stronger growth in domestic expenditure than in domestic production, resulting in a merchandise trade shortfall and deterioration in the trade balance once more.

The narrowing of the surplus on the trade account could be attributed to the relatively faster pace of increase in the value of merchandise imports compared with that of merchandise exports. The deterioration in the trade balance in 2011 coincided with a moderate widening of the shortfall on the service, income and current transfer account with the rest of the world. The latter deficit widened somewhat in the first half of 2011 and thereafter remained broadly unchanged in the second half, before increasing slightly in the first half of 2012, allowing the developments on the trade balance to dominate the trends observed on the current account. Relative to South Africa’s gross domestic product, the deficit on the current account widened markedly from the first to the second half of 2011 and continued to do so in the first half of 2012.

Notwithstanding the uneven economic recovery in South Africa’s most important trading-partner countries, the value of merchandise exports (excluding gold) advanced by 18.6% in 2011. The firm growth performance of exports in the first half of 2011, however, slowed somewhat in the second half. However, following the positive performance of exports in 2011, the value of merchandise exports contracted marginally from the second half of

2011, to the first half of 2012 (on a seasonally adjusted and annualized basis) weighed down, among other things, by domestic supply constraints. The earnings of local producers were augmented by a 10.1% rise in the rand price of merchandise exports in 2011 – almost double the pace recorded in 2010. The rand price of exports was supported by the increase in the international price of South African-produced commodities alongside the depreciation of the rand against major currencies. Nevertheless, the price of most international commodities receded in the second half of 2011 as global prospects deteriorated. The downward trend in international commodity prices continued in the first half of 2012, partly on account of the resurgence of uncertainty about the sovereign debt crisis in the Euro zone. The large-scale uncertainty that characterized the global financial market in 2011 caused the price of gold on the London market to surge from an annual average of US$1,225 per fine ounce in 2010 to US$1,569 per fine ounce in 2011. Global demand for gold contracted in the first half of 2011, but rebounded in the second half of the year, largely due to increased investment demand for gold by central banks, which offset the decline in jewelry and technological demand for the precious metal.

The increase in domestic expenditure in 2011 was consistent with a surge in the value of merchandise imports. The higher import values could partly be attributed to increased domestic demand for machinery and electrical equipment associated with the development of infrastructure. The value of merchandise imports rose firmly in both the first and the second half of 2011, and continued to trend higher in the first half of 2012 (seasonally adjusted and annualized).

Although the deficit on the service, income and current transfer account widened by R13 billion from 2010 to 2011, it remained virtually unchanged as a ratio of gross domestic product over the period. The larger shortfall primarily reflected a substantial increase in net income payments to non-residents, more specifically net dividend payments, while net service payments and net current transfer payments changed little over the period. Gross dividend payments advanced by almost 32.0% in 2011, buoyed by increased dividend payments by unlisted companies that occasionally award dividend returns to shareholders at times that are often not well synchronized with the phase of the domestic business cycle. Strong increases in travel receipts, traditionally the largest credit component, coincided with lower travel-related payments by South African residents travelling abroad in the course of 2011. In the of 2012 South Africa’s travel receipts reached levels in excess of those recorded during the 2010 FIFA-soccer event. As a result of encouraging travel receipts, compared with 2011 as a whole, the deficit during the of 2012 widened marginally by less than 2.0% despite relatively large gross dividend payments in the second quarter of 2012.

Financial Account

Sentiment in global financial markets in 2011 and the first half of 2012 was dominated by uncertainty about the outcome of the sovereign debt crisis in the Euro zone. Furthermore, the second half of 2011 was characterized by the downgrading of the sovereign debt of the U.S., Japan and Italy, and negotiations about the bailout of, and adherence to austerity measures by, some peripheral countries in the Euro zone. Simultaneously, the banking system in Europe continued to remain fragile, inhibiting liquidity and restricting bank lending to the real economy. As a result, capital flows from advanced economies to emerging-market economies shrank considerably in the second half of 2011. In addition, tension in the Middle East and the subsequent rise in international crude oil prices raised concerns about the prospects for global economic growth. The annual cumulative capital inflows into South Africa were higher in 2011 than those recorded in 2010 as a whole. The total financial flows amounted to R131.2 billion in 2011. In the first half of 2012 the inflows on the financial account including unrecorded transactions amounted to R98.5 billion despite the downgrading of the sovereign debt of six European countries and certain Spanish banks in May. Nonetheless, positive growth prospects for the U.S. and a slower-than-anticipated moderation in economic activity in China occasionally comforted markets in the opening months of 2012.

The following table sets forth capital movements into and out of South Africa for the periods indicated.

Capital Movements (1)

	For the year ended December 31,
							2012(8)
	2006	2007	2008	2009	2010	2011	Q1	Q2
	Rand (million)
Liabilities(2)
Direct Investment(3)	(3,567)	40,120	74,403	45,465	8,993	42,168	7,670	5,745
Public corporations	0	0	0	0	0	0	0	0
Banking sector	1,040	4,898	36,141	1,151	(335)	(305)	0	0
Private non-banking sector	(4,607)	35,222	38,262	4,4314	9,328	42,473	7,670	5,745
Portfolio investment	144,501	97,485	(71,540)	107,234)	107,876	46,976	28,936	22,657
Monetary authorities	0	0	0	0	0	0	0	0
Public authorities	33,212	(1,104)	(23,349)	26,983)	60,239	45,681	31,841	17,735
Public corporations	9,800	1,660	(2,559)	2,961)	7,790	24,463	3,226	4,163
Banking sector	7,882	18,547	(4,771)	9,841)	4,070	(2,627)	115	(2,692)
Private non-banking sector	93,607	78,382	(40,861)	67,449)	35,777	(20,541)	(6,246)	3,451
Other Investments	60,750	58,711	47,730	(39,956)	7,899	31,696	(3,690)	17,254
Monetary authorities(4)	40	3,222	(2,218)	(174)	621	549	(1,383)	2,549
Public authorities	3,328	(5,811)	199	(2,535)	(2,320)	(2,929)	(286)	(1,175)
Public corporations	(913)	1,443	2,147	8,303	12,145	16,623	4,249	10,966
Banking sector	25,035	42,259	43,572	35,783	6,701	9,163	6,436	837
Private non-banking sector	33,260	17,598	4,030	9,767	(9,248)	8,290	(12,706)	4,077
Assets(5)
Direct Investment(6)	(41,058)	(20,896)	25,888	9,757	(554)	4,610	(4,951)	(4,555)
Public corporations	0	0	(87)	(301)	(1,008)	(131)	0	0
Banking sector	134	583	(14)	138	(12)	28	0	0
Private non-banking sector	(41,192)	(21,479)	25,989	(9,594)	(1,550)	4,713	(4,951)	(4,555)
Portfolio investment	(15,044)	(24,026)	(63,325)	(13,470)	(33,374)	44,474	(13,813)	(5,538)
Monetary authorities	0	0	0	0	0	0	0	0
Public authorities	0	0	0	0	0	0	0	0
Public corporations	0	0	0	0	0	0	0	0
Banking sector	493	(4,554)	(4,930)	(342)	(5,244)	(3,129)	(562)	(132)
Private non-banking sector	(15,537)	(19,472)	(58,395)	(13,128)	(28,130)	(41,345)	(13,251)	(5,406)
Other Investments	(38,823)	2,119	82,983	23,703	(22,138)	(3,611)	13,373	(11,518)
Monetary authorities	1	1	0	(1)	(1)	6	0	0
Public authorities	(1,574)	(357)	1,636	1,342	1,785	2,333	(75)	(28)
Public corporations	60	(2,076)	(1,271)	(293)	(517)	(1,118)	(463)	333
Banking sector	(27,636)	(354)	80,842	(187)	(29,584)	7,808	18,373	(13,285)
Private non-banking sector	(9,674)	4,905	1,776	22,840	6,179	(12,640)	(4,462)	1,462

Notes: —

(1)	Identified capital movements.
(2)	A decrease in liabilities (outflow of capital) is indicated by parentheses. Investment by foreigners in undertakings in South Africa in which they have individually (or collectively in the case of affiliated organizations or persons) at least 10% of the voting rights.
(3)	These transactions comprise only the liabilities of the Corporation of Public Deposits.
(4)	An increase in assets (outflow of capital) is indicated by parentheses.
(5)	Investment by South African residents in undertakings abroad in which they have individually (or collectively in the case of affiliated organizations or persons) at least 10% of the voting rights.
(6)	Including the long-term assets of the SARB and the Corporation of Public Deposits.
(7)	Note that the figures in these columns are for the first and second quarters of 2012

Source: SARB.

The following table sets forth total foreign direct investment by South African entities and total foreign direct investment in South Africa by foreign entities for the periods indicated. Data beyond 2010 is not yet available.

Foreign Direct Investment

	2005	2006	2007	2008	2009	2010
	Rand (million)
South African foreign direct investment
Europe	190,360	238,768	276,406	253,689	222,814	283,363
Africa	19,083	59,118	84,378	102,160	115,687	121,762
Americas	16,304	23,655	26,781	34,076	46,181	43,076
Asia	5,815	25,770	44,330	53,410	128,724	121,630
Oceania	6,809	6,810	16,594	21,376	22,115	23,248
Other	119	133	140	131	138	138

Total	238,490	354,254	448,629	464,842	535,659	593,217
Foreign direct investment in South Africa
Europe	436,231	535,607	656,084	492,301	697,407	850,028
Americas	44,087	51,168	64,093	65,196	80,141	73,470
Asia	14,343	19,798	24,721	68,155	81,425	83,874
Africa	3,989	4,074	5,711	5,225	5,922	6,461
Oceania	829	964	1,191	1,603	1,612	1,527
Other	107	111	125	139	157	157

Total	499,586	611,722	751,925	632,619	866,664	1,015,517

Source: SARB.

South Africa’s total outstanding foreign debt increased notably from December 31, 2010 to December 31, 2011, in part due to increased financing requirements associated with infrastructure development. The increase in the external debt during 2011 mainly resulted from a rise in foreign-currency denominated debt, while the increase in rand-denominated debt remained fairly muted over the period. The country’s outstanding foreign debt advanced further in the first half of 2012. South Africa’s outstanding external debt increased by US$7.1 billion or 6.7% from December 31, 2010 to December 31, 2011 and further 6.8% to US$119.0 billion as at June 30, 2012. The contribution of foreign currency-debt to total external debt, which as at December 31, 2008 amounted to more than 60%, declined gradually to about 42% as at June 30, 2012. The increase in total foreign debt in the second quarter of 2012 was mainly brought about by the appetite of non-residents for domestically issued interest-bearing securities.

The following table sets forth total foreign currency-denominated debt of South Africa for the periods indicated.

Foreign Currency-Denominated Debt of South Africa(1)

	As of December 31,
	2007	2008	2009	2010	2011	2012(4)
	Rand (million)(2)
Foreign-currency-denominated debt
Public sector	38,342	49,020	41,741	43,310	62,014	71,345
Monetary sector(3)	86,225	119,225	78,048	68,118	80,595	77,675
Non-monetary private sector	78,733	112,312	76,898	78,627	101,088	94,323
Bearer bonds and notes	102,912	129,831	113,818	109,044	169,883	175,005
Long-term loans(4)	—	—	—	—	—	—
Total foreign-currency-denominated debt	306,212	410,388	310,505	299,099	413,580	418,348

Notes: —

(1)	Excluding blocked Rand accounts, ordinary and non-redeemable preference shares, quoted domestic debentures and quoted domestic loan stock.
(2)	Valued at middle-market exchange rates as of the end of period.
(3)	Including lending to other sectors.
(4)	As of June 30, 2012.

Source: SARB.

Reserves and Exchange Rates

Since the abolition of the Financial Rand System and the dual exchange rate in 1995, South Africa has had a unitary market-determined exchange rate that applies to both current and capital transactions between residents and non-residents.

Uncertainty about the sovereign debt crisis in peripheral European countries has dominated foreign-exchange markets over the past 18 months, although factors such as political turmoil in North Africa and the economic impact of the natural disaster in Japan has also had a bearing on currencies. During the second half of 2011, investor sentiment was largely influenced by the downgrading of the sovereign debt of Italy, Slovenia, Japan and the U.S. as well as the declining trend in commodity prices, and the rand, together with many other emerging market currencies depreciated. The nominal effective exchange rate of the rand, however, strengthened somewhat in the beginning of December 2011 as a result of renewed risk appetite for emerging-market assets following the progress made in resolving the Euro zone debt crisis as well as the positive vote by the European authorities, including those from Germany and France, to expand the European Financial Stability Facility (EFSF). The average level of the nominal effective exchange rate of the rand declined by 3.2% in 2011, following an increase of 14.4% in 2010.

The rand appreciated in the first quarter of 2012, boosted by, among other factors, the IMF’s commitment to increasing its lending capacity to countries in need together with the US$430 billion pledged to the IMF by G-20 countries. The rand received further impetus from the announcement by Citigroup in April 2012 that South Africa’s government bonds may in future be included in its World Government Bond Index (WGBI). However, from March 31, 2012 to June 30, 2012 the Rand depreciated, partly on account of renewed concerns about the euro area and global growth prospects alongside declining commodity prices.

The following table sets forth, for the periods indicated, the exchange rate of the Rand per U.S. Dollar.

Rand

(against the U.S. Dollar)

Year	Low	High	Average	At Period End
2007	6.4639	7.5233	7.0544	6.7862
2008	6.7211	11.4740	8.2517	9.3035
2009	7.2439	10.5948	8.4372	7.3721
2010	6.6224	7.9704	7.3222	6.6224
2011	6.5962	8.5423	7.2531	8.1319
January 2012	7.8034	8.1800	8.0122	7.8034
February 2012	7.4777	7.8105	7.6562	7.4777
March 2012	7.4877	7.6898	7.6003	4.6820
April 2012	7.6268	8.0295	7.8289	7.7422
May 2012	7.7314	8.5206	8.1597	8.5206
June 2012	8.2201	8.5909	8.3972	8.3075

Year	Low	High	Average	At Period End
July 2012	8.1116	8.4836	8.2479	8.2074
August 2012	8.1100	8.4361	4.2764	8.4314
September 2012	8.1890	8.4598	8.2792	8.2222
October 2012	8.2804	8.8591	8.6468	8.6235
November 2012	8.6028	8.9432	8.7955	8.7732
December 2012(1)	8.8523	8.8895	8.8709	8.8523

Note: —

(1)	Up to and including December 4, 2012.

Source: SARB.

Change in Reserves

South Africa’s overall balance-of-payments position was in surplus in the amount of R32.7 billion in 2011, following an improvement of R31.3 billion in 2010. In the first half of 2012, the country’s net international reserves rose by R3.3 billion. The gross gold and other foreign-exchange reserves, measured in U.S. Dollar, increased from US$43.8 billion at the end of 2010 to US$48.9 billion at the end of 2011 and further to US$49.2 billion at the end of June 2012. Expressed in Rand terms, gross gold and other foreign exchange reserves increased from R397.8 billion at the end of December 2011 to R423.4 billion at the end of September 2012. The ratio of import covered by reserves improved from 18.3 weeks of import cover at the end of December 2010 to 19.7 weeks at the end of December 2011, before inching lower to 18.9 weeks at the end of June 2012.

The following table sets forth the gold and foreign exchange reserves of South Africa in each of the periods indicated.

Foreign Exchange Reserves

As of December 31,
	2006	2007	2008	2009	2010	2011	As of Sept. 30, 2012
	Rand (million)
South African reserve
Bank gold reserves(1)	17,634	22,843	32,426	32,753	37,492	51,076	59,286
Foreign exchange reserves
SDRs(2)	2,336	2,397	3,213	20,613	18,262	22,284	23,338
Other(3)	158,348	199,073	281,352	239,335	234,872	324,459	340,764
Total	160,684	201,470	284,565	259,948	253,134	346,743	364,102
National Government(3)(4)	11	12	11	12	11	12	12
Gross gold and other foreign reserves	178,329	224,325	317,002	292,713	290,637	397,831	423,400

Notes: —

(1)	Up to March 5, 2005 gold reserves were valued at 90% of the last ten London fixing prices preceding end of period. From March 6, gold reserves were valued at market price taken at 14:30 on each valuation date.
(2)	SDRs.
(3)	Non-gold reserves are valued at the middle market exchange rate applicable at end of period.
(4)	Including both the reserve and super reserve tranche position in the IMF.

Source: SARB.

PUBLIC FINANCE

Background

South Africa’s public finances are organized into three levels: the National Government, provincial governments and local governments, the latter two of which are generally funded, except as described below, by transfer payments from the National Government and from their own revenue collections. Together with various extra-budgetary accounts and institutions as well as social security funds, these three levels of government comprise the general government. Recent developments in respect of the National Government’s public finances can be divided into two phases: a transitional period following the 1994 change of government in which the former regional authorities (the former TBVC states, formerly self-governing territories and the four former provincial administrations) were phased out and the new provincial authorities phased in and the present period of full implementation and effectiveness of the Constitution.

In 1995, the accounts of the former TBVC states, the formerly self-governing territories and the four former provincial administrations, which had previously been consolidated with the budget of the National Government, were closed and, with effect from fiscal year 1996, the nine provincial governments took responsibility for their own budgets and financial administration. Although the budgetary system involves devolution of expenditure and revenue-raising authority to the nine provincial governments, the National Government exercises budgetary control over these governments and prepares a standardized set of accounts for use by all levels of government. More than 90% of expenditure at provincial levels is financed out of revenues collected nationally. A framework for ensuring an equitable division to local government was introduced in 1998 and provinces receive agreed shares of nationally collected revenue.

Local governments have gone through similar stages of transformation, starting with the transitional phase from the 1995 elections to December 2000 and continuing into the present phase, which began with newly demarcated municipalities following the December 2000 local government elections. The transformation was aimed at making municipalities more accountable, financially stable and able to deliver critical services to all citizens. Changes include a reduction in the number of municipalities (from 843 to 284 and most recently to 283) and a concomitant increase in average size.

General government finances in South Africa represent a consolidation of the following: the National Budget; the budgets of the nine provincial governments; extra-budgetary accounts and funds; social security funds; and the budgets of local authorities. The National Government, provincial governments, social security funds, RDP accounts and extra-budgetary accounts are jointly referred to in this document as the “Consolidated Government Budget.” The Consolidated Budget includes transfer payments to local governments, but does not constitute a consolidation of local government accounts. Municipalities, universities and polytechnics and various extra-budgetary funds derive substantial shares of their revenue from fees and charges or other sources. The Consolidated Government Budget presents a broader measure of government finances in South Africa. The public-sector borrowing requirement shows the budget balance for the entire public sector, including general government and the non-financial public enterprises.

The borrowing powers of provincial and local governments are regulated by law. Provinces and municipalities generally may borrow for capital projects only.

Under the Constitution, provinces have their own limited taxing powers and they are responsible for preparing budgets and for their own financial management. Provinces receive agreed shares of nationally collected revenue and a framework for ensuring an equitable division to local government was introduced in 1998. Legislation adopted in 1998 required the establishment of a National Treasury, the introduction of generally recognized accounting practices and uniform treasury norms and standards, the prescription of measures to ensure transparency and expenditure control in all spheres of government, and the establishment of operational procedures for borrowing, guarantees, procurement and oversight over various national and provincial revenue funds. In addition, in an attempt to stabilize provincial budgetary spending, this legislation provided that penalties could be imposed for overspending.

In terms of Section 230 of the Constitution, provinces are allowed to take out loans for either current expenditure, in the form of a bridging loan that must be repaid within a 12-month period, or capital projects. The Borrowing Powers of Provincial Governments Act of 1996 (Borrowing Powers Act) lists the conditions under which a province may take out loans for capital projects. The Act stipulates that loans must be approved by a loan coordinating committee, which is chaired by the Minister of Finance. Loans may be taken out as direct borrowing from the national government or from private banks and financial institutions. Provinces may not take out loans in foreign currency unless they are specifically authorized to do so by the Minister of Finance. As provinces are accountable in their own right, the National Government does not guarantee loans taken out by provincial governments and will not bail out any province that is unable to repay its loans.

A loan was approved to the Gauteng Province for implementing the Gautrain Rapid Rail Link. This is regulated through a loan agreement between the Minister of Finance and the Premier of Gauteng, and the Division of Revenue Act of 2009. The full loan amount provided was R4.2 billion plus R1 billion from a commercial bank.

The PFMA regulates the National Government’s financial administration and delineates the various roles of the National Treasury, the Minister of Finance (as head of the National Treasury), the National Revenue Fund, accounting officers, auditors, executive authorities, public entities and other government officials. This legislation also addresses, among other things, regulation of loans, guarantees and other commitments as well as penalties for financial misconduct. The legislation calls for the creation of an accounting standards board to set standard accounting procedures.

Legislation aimed at regulating local government spending, known as the Municipal Finance Management Act of 2003 (MFMA), took effect in July 2004. The legislation seeks to secure sound and sustainable management of the financial affairs of municipalities and other institutions in the local sphere of government, and to establish treasury norms and standards for the local sphere of government.

Municipalities can borrow over the long term to finance capital projects, acquire capital assets or refinance existing debt pursuant to Section 46 of the MFMA. Short-term borrowing (not for more than 12 months) is also possible for operational purposes only. However, the debt needs to be repaid within the financial year in which the debt was incurred pursuant to Section 45 of the MFMA. Furthermore, the Regulatory Framework for Municipal Borrowing (1999) recommends that every municipality should adopt a written debt policy when planning to issue debt. The policy assists in determining borrowing limits that a municipality can cope with. The MFMA further requires that all municipalities seek written comments from the relevant provincial and National Treasury in terms of proposed debt.

As of June 30, 2012, the local government debt market stood at R47.5 billion, of which municipal bonds accounted for R14.1 billion, short term loans/overdrafts accounted for R714 million and long term loans accounted for the remaining R32.7.

The Constitution provides that the provincial and local governments are entitled to such percentages of nationally raised revenue as may be determined by Parliament (allocated among the provinces on an equitable basis) of all nationally collected revenue. The budgets of the provincial governments are financed through this nationally collected revenue, together with other allocations or grants from the National Government, the provinces’ own revenue collections, unspent balances from previous fiscal years and proceeds from loans for capital outlays. The Constitution provides for the assignment of taxation powers to provinces within a national, regulated framework that is intended to ensure that all taxes are consistent with national economic policy. The Provincial Tax Regulation Process Act of 2001 provides a framework through which provinces can introduce and collect certain fees and taxes. These include automobile license and traffic fees, hospital fees, gambling fees and other user charges and levies. The Financial and Fiscal Commission, a constitutionally established body, has the responsibility of monitoring and overseeing intergovernmental fiscal relations. Additionally, the Intergovernmental Fiscal Relations Act of 1997 established the Budget Council and the Budget Forum to consider intergovernmental budget issues.

The structure of the local government equitable share formula, which was first introduced in the 1998-1999 National Budget, was revised for the 2004-2005 National Budget to improve the components for basic services and institutional arrangements and better reflect the revenue-raising capacity of municipalities, reflecting the primary purpose of the equitable share formula and the National Government’s commitment to extend basic services to low-income households at affordable prices. The local government’s equitable share increased from R7.7 billion in fiscal year 2005 to R23.8 billion in fiscal year 2009 and is projected to increase to R43.6 billion in fiscal year 2016. The strong growth in the equitable share addresses the increased cost of bulk services, such as electricity and water. The equitable share is intended to provide municipalities with funding towards the operating costs of providing free basic services to poor households. Conditional grants fund the provision of basic services infrastructure to service poor households in order to achieve universal access to basic public services.

Since calendar year 1997, there has been little long-term net lending from the private sector to local governments. In an effort to stimulate the municipal debt market in 2000, the National Government adopted the Policy Framework for Local Government Borrowing and Financial Emergencies to ensure a clear and predictable legal and regulatory environment for effective and efficient local government borrowing in the capital markets.

Between 2004 and 2012, the cities of Johannesburg, Cape Town and Ekurhuleni issued bonds, totaling an R14.1 billion raised in the debt capital markets in that period. The metros have also established domestic medium term note programs, allowing them to facilitate the issue of further bonds in line with their funding strategy.

The metros have also established domestic medium term note programs, allowing them to facilitate the issue of further bonds in line with their funding strategy.

Unemployment Insurance Fund (UIF)

In 2001, the Minister of Labour tabled legislation to strengthen the administration of the UIF, target benefits more effectively to the poor and extend the coverage of the fund. Since the UIF was given an estimated amount of R605 million in 2001 to address its outstanding financial debts, it has been experiencing positive financial performances. The UIF was able to meet its operational expenditure requirement and recorded an operating cash surplus of R11.8 billion in fiscal year 2012. The March 2012 actuarial evaluation indicated that the UIF is in a sound position to meet its cash-flow requirements over the next ten years for a wide range of possible scenarios. The UIF had capital and reserves amounting to R62.5 billion as of March 31, 2012. It is estimated that the UIF’s financial performance surplus prior to reserving over the next three fiscal years will be R10.6 billion in fiscal year 2013, R11.2 billion in fiscal year 2014 and R11.8 billion in fiscal year 2015.

The UIF has made substantial improvements in terms of financial viability and service delivery. The Siyaya application information management system has improved the quality and turnaround times of claims processing, provided more rapid responses to client enquiries and has fully integrated the UIF’s Axs-one financial system. The UIF is committed to bringing services closer to its client base in all Provinces and provides services at 125 Department of Labour centers with processing functions and 823 visiting points. The number of decentralized processing sites increased from 57 in fiscal year 2008 to 91 in fiscal year 2012. The virtual office project, which was successfully completed in fiscal year 2012, is expected to take UIF systems even closer to employers and unemployed workers. The new system introduced smart forms which will eventually lead to speedy processing and a reduction in paper usage. Employers will be accredited to participate in the online service in order to leverage the full value of this system. Another priority for the medium term is the recruitment and re-allocation of appropriate resources to manage the new business environment. The UIF added 206,285 new employees to its database, raising the total to 8,125,575 registered employees as at fiscal year 2012. A total of 1,408,205 employers are registered with the UIF and they are categorized mainly as commercial, domestic and taxi employers, with the majority in the commercial sector.

In response to the global economic crisis, the UIF (which formed part of the National Government’s Framework for South Africa’s Response to the International Economic Crisis) continues to play a pivotal role in schemes designed to inject funding into job creation and retention. The UIF issued R1.5 billion in placement bonds with the Industrial Development Corporation (IDC) in fiscal year 2012. The UIF/IDC bond is expected to save and create a combined total of 33,539 UIF paying jobs, in addition to the R1.2 billion committed by the UIF towards the Training Layoff Scheme which is designed to provide support to companies that are in distress due to the economic downturn with training and skills development as important elements of this response. The UIF also earmarked R129 million to the Training of Unemployed UIF beneficiaries to improve their chances of being reintegrated back into the labor market. Around 2,500 artisans were enrolled to receive training by the Manufacturing, Engineering and Related Services Sectors Education and Training Authority (MERSETA) and the Mining Qualifications Authority (MQA).

Compensation Fund (CF)

The CF supports employees who experience loss of income as a result of injuries, death or disease in the course of employment. Funds are raised through assessed levies on companies.

While the CF remains financially sound with an accumulated surplus of R14.2 billion as of March 31, 2012, it has experienced administrative inefficiencies and challenges, which are being addressed through a turnaround strategy, including the stabilization of the new SAP system for the processing and payment of compensation claims and the upgrading of the Call Centre in order to improve access. The CF registered 141,437 claims and issued awards to the value of R549 million in fiscal year 2012. The CF recorded a 3.4% increase in the number of registered employers at the end of fiscal year 2012 with a concomitant increase in revenue. In response to the dissatisfaction expressed by the public regarding the unjustifiably long turnaround time in processing claims for occupational injuries and diseases, the CF is speeding up the process of restructuring the Fund and upgrading its information technology infrastructure. To ensure equity of access to services and to improve the claims turnaround time, the CF has piloted the decentralization of its services to all nine provinces in fiscal year 2012. The Compensation Board reviewed existing benefits in fiscal year 2012 increasing benefits paid to injured employees and dependants in the form of lump sum payment, loss of earnings and monthly pensions. Policy proposals under consideration include the rehabilitation, reintegration and early return to work policy framework which was approved by the Minister of Labour for submission to NEDLAC and an e-Return On Earnings system to help determine employer assessment and premiums based on the number of accidents and claims made so that those with less exposure to diseases and injuries pay less premiums.

Road Accident Fund (RAF)

The liabilities of the RAF, including its short-term cash flow problems and the longer-term claims backlog, forced a reform in the system of compensation for victims of road accidents. The reform process started following the publication of the report of the RAF Commission in 2002. Following the report, which called for the reform of South Africa’s unlimited liability system of compensation for road accident victims, the Cabinet approved a strategy for the reform of the RAF for public consultation in June 2006. The strategy called for the reform of the RAF, to a no-fault road accident system that aims to establish a fairer and more cost-effective system of statutory protection for road users. This new proposal has been approved by the Cabinet and is expected to be released for public comment in the coming months.

To address the immediate financial viability of the RAF, the RAF Amendment Act of 2005 (Amendment Act) was approved by the President. Since the promulgation of the Amendment Act, the level of compensation has been limited in respect of income and loss of support. The legislative amendments to the original RAF Act replaced the compensation system that promoted inequality and threatened the sustainability of the fund with a system that is more equitable, fair and transparent for the victims of road accidents. The Amendment Act also addresses the sustainability of the RAF, for example, by ensuring that caps are introduced for loss of earnings and support as well as general damages. In this regard, the amendments protect only those seriously injured, who will be able to receive additional compensation, in addition to their medical expenses and loss of income, to help them adjust their lives accordingly. The amendments stabilized the RAF and resulted in the reduction of the outstanding claims liability of the RAF which now stands at R54 billion.

South African Social Security Agency (SASSA)

The South African Social Security Agency (SASSA) derives its mandate from the South African Social Security Agency Act (2004). It became functional in 2006, taking over the mandate of administration and payments of grants from the provincial departments. The core business of the agency is to administer and pay social grants to beneficiaries. Social assistance means assistance or a financial award in the form of grants provided by the National Government to residents who are unable to sustain themselves. The agency is also required to develop and implement policies, programs, standard operating procedures and systems for an efficient and effective social assistance benefits administration system.

Expenditure on social assistance increased from R36.9 billion in fiscal year 2004 to about R101.9 billion as at March 31, 2012, constituting 3.4% of GDP.

The Budget Process

The National Government’s fiscal year ends on March 31 of each year. The Minister of Finance and National Treasury prepare the Budget with the assistance of the Minister of Finance’s Committee on the Budget and approval of Cabinet. The National Treasury is responsible for the fiscal framework within which the budget is constructed and also coordinates the preparation of expenditure estimates.

The Minister of Finance presents the National Budget to Parliament in February of each year, with provincial treasuries separately presenting their budgets shortly after the National Budget is proposed. Since the presentation of the 1998-1999 Budget, Parliament has been presented each year with a set of three-year spending plans, but is asked to vote only on the budget for the coming year. Each year’s National Budget is based on certain key economic assumptions regarding, among other things, GDP growth, inflation, employment growth, taxable income, private consumption expenditure, government consumption expenditure, import and export levels and investment.

In addition to presenting expenditure estimates to Parliament, the Minister of Finance is responsible for estimating the revenue that existing taxes and tax rates will raise and for proposing tax amendments, if any. The National Budget then takes the form of an appropriations bill authorizing National Government expenditures. The appropriations bill originates in the National Assembly and then goes to the Standing Committee on Appropriations of the National Assembly and the Select Committee on Appropriations of the National Council of Provinces before being debated and finally passed by both houses of Parliament towards the end of the Parliamentary session.

In April 2009, Parliament assented to the Money Bills Amendment Procedure and Related Matters Act of 2009 (the Money Bills Act). The Money Bills Act reconciles Parliament’s legislative and oversight mandate provided for in the Constitution and provides for, amongst others, a procedure to amend money bills before Parliament. In essence, the new Money Bills Act is viewed as a legislative milestone that will afford Parliament powers to adjust the National Budget. In exercising its powers Parliament must ensure that: (a) there is an appropriate balance between revenue, expenditure and borrowing; (b) levels of debt and debt interest cost are reasonable; (c) the cost of recurrent spending is not deferred to future generations; and (d) there is adequate provision for spending on infrastructure development, overall capital spending and maintenance. In addition, Parliament must consider the short, medium and long-term implications of the fiscal framework, division of revenue and the long-term growth potential of the economy and the development of the country and must take into account cyclical factors that may impact on the prevailing fiscal position, public revenue and expenditure.

As in the case of the National Budget, the budgets of the provincial governments have been accompanied by three-year expenditure projections since 1999. The MTEF is intended to illustrate forward trends in expenditure priorities and to provide a firmer foundation for fiscal planning and review purposes.

The Minister of Finance is required to indicate each year how the expected deficit between consolidated government expenditure and revenue is to be financed or how any surplus is to be applied. The annual Consolidated Government Budget deficit financing requirement is principally met through the issue of long-term fixed and non-fixed-rate National Government debt in the domestic capital market. The South African bond market is well-developed and highly liquid, and has attracted considerable foreign investor interest. The National Government also borrows from time to time in foreign capital markets, in which case the interest due and final repayment must be repaid in foreign currency.

During the course of each fiscal year, government departments and other spending agencies are held to the spending plans approved in the National Budget by a system of expenditure controls under the direction of the National Treasury. Subsequently, audits of all government accounts provide Parliament and the public with verification of the uses to which public funds have been put. The auditor-general, a constitutionally independent official, supervises this auditing process. Accountability is further promoted by the breakdown of expenditures into “votes” for particular government departments, whose director-generals are the accounting officers responsible for these monies. Further breakdowns into departmental programs and into so-called economic classification items (for example, employee compensation and payments for capital assets) serve to indicate in more detail the commitment of funds to defined purposes.

The Treasury Committee, comprising the President, Deputy President, the Minister of Finance, the Deputy Minister of Finance and other Cabinet members who have been assigned the task of assisting the Cabinet in evaluating additional expenditure requests that arise during the course of a budget year, seeks to ensure prudent fiscal management. In order for the Treasury Committee to approve an additional expenditure request, the expenditure must be deemed to be unforeseeable and unavoidable, or to fall within another legally prescribed category to qualify for inclusion in the Adjustments Budget. A contingency reserve is set aside each year of the MTEF to deal with such requests. Such amendments to some elements of the current year’s budget and the Consolidated Budget (in departmental allocations) are made by Parliament in an Adjustments Budget towards the middle of the fiscal year.

Also around the end of October each year, the Minister of Finance presents the MTBPS. This policy statement outlines the priority policy proposals and the new MTEF that will underpin the next year’s budget.

MTBPS

In the 2012 MTBPS, the National Treasury projects consolidated budget revenue for fiscal year 2012 to amount to R900.6 billion, or R5 billion lower than the February 2012 estimate. Taking into account projected under spending, declared savings and the adjusted state debt cost estimate, the revised estimate of total consolidated expenditure in fiscal year 2012 is R1057.1 billion. In February 2012, an expenditure of R1058.3 billion was budgeted for fiscal year 2012. The budget balance of the consolidated National Government budget for fiscal year 2012 has been revised to a deficit of 4.8% of GDP (as a result of the downward revisions to GDP growth). As the economy recovers over the next three years, the budget balance projection moves to a deficit of 3.1% of GDP in fiscal year 2015.

The audited tax revenue outcome of R742.7 billion for fiscal year 2011 was R3 billion lower than the original budget estimate in February 2011 and R4 billion higher than the revised 2012 Budget Review estimate.

Despite the downward revision to tax revenue in the current year, it still remains robust in nominal growth terms, as compared with R674.2 billion in the previous year. However, bearing in mind that there remains significant uncertainty around global economic conditions, and the ongoing disruptions in the mining sector, there is a possibility for further revisions to the revenue forecasts if GDP growth during the remainder of the year falls below estimates.

The 2012 MTBPS sets out the macroeconomic, fiscal and public-expenditure priorities for the medium term. The 2012 MTBPS illustrates the National Government’s sustainable and countercyclical approach to managing revenue and expenditure over the medium term. While the growth in expenditure will be contained over the MTEF period, key social and economic programs will be maintained. There will also be an increased emphasis on the quality of government spending. Consolidated government expenditure of R1147.4 billion is proposed for fiscal year 2013, 9.1% more than the revised expenditure estimate for fiscal year 2012. An amount of R61.9 billion is provided in addition to baselines over the MTEF. Public spending growth will continue to support investment in physical infrastructure, as well as increased investment in education and health. Expenditure on infrastructure by general government and non-financial public enterprises will continue to rise by an average annual nominal growth of 7% over the medium term. The public-sector borrowing requirement is expected to remain at the current 7.1% level during the next fiscal year. It is expected to then narrow over the remainder of the medium term.

The budget deficit for the public-sector is expected to average about 6.1% over the medium term. The decline in the borrowing requirement reflects a greater contribution from the internally generated cash flows of state corporations to fund their capital expenditure programs. Lower municipal debt issuance is also expected to help reduce the budget deficit in the medium term.

There is a resource allocation of R878.7 billion across the three spheres of government in fiscal year 2012. This increases to R1.1 trillion by fiscal year 2015. The local share of nationally raised revenue grows from 8.8% in fiscal year 2012 to 9.2% by fiscal year 2015, while the provincial share shrinks from 44.3% to 43.9% over the same period. The proposed allocations aim to:

•	enable provinces and municipalities to deliver better-quality services, particularly in poor communities;

•	invest in and maintain key infrastructure; and

•	support labor-intensive delivery of services, while improving the efficiency of expenditure and composition of expenditure.

Debt-service costs have fallen from nearly 5.6% of GDP in fiscal 1998 to 2.7% in fiscal year 2012. Declining deficits and fiscal surpluses in recent years have resulted in a particularly pronounced drop in debt-service costs. This created significant fiscal space, enabling the government to preserve the real value of previous allocations and make available additional resources to improve the availability and delivery of public services without having to increase taxes. The National Government’s decision to sustain spending in key areas, following the recession of fiscal year 2010, meant additional borrowing was required to cover the slowdown in revenue collections. This means debt-service costs moderate marginally from 2.7% of GDP in fiscal year 2012 to 2.6% of GDP by fiscal year 2015. From fiscal year 2015, it is expected that the National Government will only borrow in order to finance capital expenditure and the consolidated government budget primary balance will narrow to a deficit of -0.4% of GDP.

2013 MTEF

The MTBPS announced the 2013 MTEF which sets out the consolidated expenditure framework for fiscal year 2012 through to fiscal year 2015. The framework consists of revised baseline estimates reflecting the government’s current spending priorities, including education, social protection, transport and health services which take up the largest of planned expenditure. Strong growth can be seen in housing, water supply, police services and law courts.

2012-2013 National Budget and Consolidated Government Budgets

2012-2013 National Budgets

In February 2012, the South African Minister of Finance submitted the 2012-2013 National Budget to Parliament.

The 2012-2013 National Budget and the three-year MTEF estimates continued the countercyclical fiscal stance and gave effect to budgetary priorities such as continued spending on social services, infrastructure development, job creation, developing human resources, ensuring the safety and security of the state and citizenry broadening access to economic opportunities and ensuring support for local development.

The 2012-2013 National Budget allocated an additional R61.9 billion to the nine provincial governments for the 2013 MTEF, each of which has responsibility for developing its own budget and financial administration within the constraints of national fiscal policy. Although the 2012-2013 National Budget continues the process of devolution of expenditure and revenue-raising authority to the provincial governments, the National Government exercises budgetary control over these governments and has prepared standardized sets of accounts for use by all levels of government.

The National Government estimates that total national revenues for fiscal year 2012 will amount to R794.4 billion. National budget expenditure for fiscal year 2012 was estimated at R967.5 billion. Consequently, a main budget deficit of R173.0 billion, or -5.3% of GDP was forecast. A net borrowing requirement of R165.5 billion was expected, which includes extraordinary receipts totaling R7.5 billion.

2012-2013 Consolidated Government Budget

The amounts reflected in the budget votes of the national departments whose functions are partially devolved to the provinces do not illustrate total allocations to such functions. By contrast, the Consolidated Government Budget presents a more relevant measure of trends and priorities in government finances in South Africa, particularly in the socio-economic field, and hence the tables and discussion below focus on this measure of government expenditure. See “Public Finance — Background.”

The 2012-2013 consolidated government expenditure was budgeted at R1057.1 billion for fiscal year 2012. The deficit on the Consolidated Government Budget is lower than that in the main National Budget due to surpluses in the provinces and the social security funds; primarily the Unemployment Insurance Fund and Compensation Funds.

The estimated 2012-2013 Consolidated Government Budget continues to build on policy priorities established in 2001, with a special emphasis on growth-enhancing spending as well as spending programs that target the poor and vulnerable groups. Growth in all categories of social services spending reflects the National Government’s commitment in improving the social well-being of South Africans.

Education remained the largest category of expenditure, followed by welfare and social security services. Health care expenditure remained significant. Economic services and protection services spending will stabilize and then decline over the MTEF period, but will still remain important items of the Consolidated Budget.

The following table sets forth the Consolidated National Government Expenditure for fiscal year 2009 through fiscal year 2011.

The following table sets forth the Consolidated Government Expenditure as set out in the MTBPS for the periods indicated. Please note that, while the line items may differ from the 2011-2012 Consolidated Government Budget table, the categories remain the same and can be compared.

Consolidated Government Expenditure

	Fiscal year 2009		Fiscal year 2010		Fiscal year 2011
	Outcome	% of total	Outcome	% of total	Outcome	% of total
	Rand (million)
Economic classification
Current Payments	361,883.6	53.6%	412,302.9	52.7%	458,980.9	54.8%
Compensation of employees	211,164.1	31.3%	248,612.3	31.8%	281,619.2	33.6%
Goods and services	96,074.8	14.2%	106,218.6	13.6%	110,649.6	13.2%
Interest and rent on land	54,644.7	8.1%	57,471.9	7.3%	66,712.1	8.0%

Transfers and subsidies	271,865.4	40.3%	305,605.0	39.1%	323,542.8	38.6%
Municipalities	46,225.4	6.9%	55,549.1	7.1%	65,313.7	7.8%
of which: Local government share	45,487.3	6.7	51,537.3	6.6	60,903.7	7.3
Departmental agencies and accounts	62,901.3	9.3%	67,994.3	8.7%	64,101.8	7.7%
Universities and technikons	14,043.9	2.1%	15,563.6	2.0%	17,882.9	2.1%
Foreign governments and international organizations	1,017.4	0.2%	1,366.7	0.2%	1,248.0	0.1%
Public corporations and private enterprises	24,692.7	3.7%	25,884.5	3.3%	24,356.3	2.9%
Public corporations	15,698.7	2.3	21,297.5	2.7	20,918.6	2.5
Subsidies on products and production	8,431.3	1.2	9,621.2	1.2	9,415.1	1.1
Other transfers	7,267.5	1.1	11,676.3	1.5	11,503.5	1.4
Private enterprises	8,994.0	1.3	4,587.0	0.6	3,437.6	0.4
Subsidies on products and production	8,094.5	1.2	2,780.5	0.4	1,383.9	0.2
Other transfers	899.4	0.1	1,806.5	0.2	2,053.7	0.2
Non-profit institutions	14,998.9	2.2%	16,472.7	2.1%	17,893.4	2.1%

	Fiscal year 2009		Fiscal year 2010		Fiscal year 2011
	Outcome	% of total	Outcome	% of total	Outcome	% of total
Households	107,985.7	16.0%	122,774.1	15.7%	132,746.7	15.8%
Social benefits	92,253.9	13.7	105,710.5	13.5	113,082.9	13.5
Other transfers to households	15,731.8	2.3	17,063.6	2.2	19,663.9	2.3

Payments for capital assets	29,861.2	4.4%	32,607.6	4.2%	33,498.4	4.0%
Buildings and other fixed structures	23,357.2	3.5%	25,629.0	3.3%	25,306.8	3.0%
Buildings	15,580.2	2.3	17,340.5	2.2	15,675.1	1.9
Other fixed structures	7,777.0	1.2	8,288.4	1.1	9,631.8	1.1
Machinery and equipment	6,137.1	0.9%	6,389.3	0.8%	7,516.2	0.9%
Transport equipment	1,939.8	0.3	1,988.1	0.3	2,545.4	0.3
Other machinery and equipment	4,197.3	0.6	4,401.2	0.6	4,970.8	0.6
Land and sub-soil assets	76.5	0.0	237.9	0.0	80.4	0.0
Software and other intangible assets	284.4	0.0%	257.2	0.0%	515.4	0.1%
Other assets	6.0	0.0%	94.1	0.0%	79.6	0.0%

Payment for financial assets	11,032.9	1.6%	31,711.2	4.1%	21,525.0	2.6%

Total consolidated expenditure	674,643.1	100%	782,226.6	100%	837,547.2	100%

Note: —

(1)	These figures were estimated by the National Treasury and may differ from data published by Stats SA and the SARB. The numbers in this table are not strictly comparable to those published in previous years due to the reclassification of expenditure items for previous years. Data for the history years have been adjusted accordingly.

Source: South African National Treasury

The following table sets forth the Consolidated Government Expenditure as set out in the MTBPS for the periods indicated. Please note that, while the line items may differ from the 2011-2012 Consolidated Government Budget table, the categories remain the same and can be compared.

Consolidated Government Expenditure for Fiscal year 2011 – 2015

	2011/12	2012/13	2013/14	2014/15	2015/16	Average annual growth 2012/13 – 2015/16
	Outcome	Revised	Medium-term estimates
	Rand (billion)
General public services	51.7	53.3	56.0	59.6	62.1	5.2%

Defense, public order and safety	128.4	141.7	151.7	160.6	169.8	6.2%
Defence and state security	38.4	42.0	44.7	47.4	50.2	6.1%
Police services	60.2	66.2	70.9	75.1	79.5	6.3%
Law courts	13.8	15.6	17.1	18.2	19.3	7.4%
Prisons	16.0	17.9	19.0	19.9	20.9	5.3%

Transport, energy and communication	78.2	83.5	91.5	98.8	105.1	7.9%
Fuel and energy	9.5	8.5	9.6	10.7	10.3	6.4%
Transport	66.4	72.5	79.7	86.1	92.5	8.4%
Communication	2.3	2.5	2.2	2.0	2.3	-2.7%

	2011/12	2012/13	2013/14	2014/15	2015/16	Average annual growth 2012/13 – 2015/16
	Outcome	Revised	Medium-term estimates
	Rand (billion)
Economic services	38.1	44.6	48.1	50.4	52.6	5.6%
Local government, housing and community amenities	109.0	121.7	132.5	144.5	157.5	9.0%
Housing development	25.5	28.6	31.9	33.7	36.2	8.1%
Local government and community development	60.2	67.2	72.3	77.8	84.5	7.9%
Water supply	23.4	25.8	28.3	33.1	36.8	12.6%
Health	114.1	121.7	132.3	141.8	151.1	7.5%
Social protection	115.2	124.5	135.6	145.7	155.3	7.6%
Education and related functions	204.2	220.0	234.0	250.5	268.9	6.9%
Employment and social security	35.9	43.0	48.6	53.9	55.9	9.1%
Science and technology	13.0	14.1	14.5	15.4	16.0	4.1%

Allocated by function	887.9	968.3	1,044.8	1,121.3	1,194.2	7.2%
State debt cost	76.5	88.8	98.6	106.8	114.8	8.9%
Contingency and policy reserve	—	—	4.0	10.0	30.0	—
Consolidated expenditure[1]	964.4	1,057.1	1,147.4	1,238.1	1,339.0	8.2%
Economic classification	Rand (million)
Current payments	582,406	645,043	694,543	740,871	786,622	6.8%
Compensation of employees	346,009	378,328	403,830	429,616	456,241	6.4%
Goods and services	154,192	171,382	183,854	195,753	206,522	6.4%
Interest and rent on land	82,206	95,333	106,859	115,502	123,859	9.1%
Transfers and subsidies	313,851	340,449	374,923	404,550	429,958	8.1%
Provinces and municipalities	73,355	81,024	90,158	98,059	107,847	10.0%
Departmental agencies and accounts	21,181	18,909	22,022	23,325	26,110	11.4%
Higher education institutions	19,777	21,230	22,511	23,947	25,048	5.7%
“Foreign governments and international organizations”	2,279	2,178	2,270	2,363	2,430	3.7%
Public corporations and private enterprises	24,101	27,253	30,787	34,349	34,139	7.8%
Non-profit institutions	23,786	24,948	28,360	30,079	31,247	7.8%
Households	149,372	164,908	178,815	192,429	203,137	7.2%
Payments for capital assets	66,729	70,200	73,625	82,215	92,376	9.6%
Buildings and other capital assets	50,080	54,549	59,008	64,224	71,434	9.4%
Machinery and equipment	15,169	14,435	13,526	17,155	20,070	11.6%
Heritage assets	30	66	11	1	1	-72.6
Specialized military	0	50	53	57	60	6.4%
Biological assets	25	9	10	10	10	2.8%
Land and sub-oil assets	235	230	253	176	183	-7.3%
Software and other intangible assets	1,191	861	762	592	619	-10.4%
Payments for financial assets	1,404	1,453	300	500	0	-100.0%
Contingency reserve	0	0	4,000	10,000	30,000	0.0%
Consolidated expenditure[1]	964,390	1,057,144	1,147,391	1,238,137	1,338,956	8.2%

Note: —

(1)	Payments to SACU partners in respect of a previous error in calculation of the 1969 agreement.

Source: South African National Treasury

During the past decade, growth in consolidated National Government expenditure has exceeded both nominal GDP growth and population growth in South Africa due to the occurrence of various extraordinary items. In fiscal 1993 and fiscal 1994, public-sector borrowing amounted to approximately 10% of GDP. These extraordinary items have included the costs of early retirement offers to former civil servants, losses incurred by the SARB on its foreign exchange forward cover operations and various costs associated with political transition in 1994 and the establishment of a new democratic order. If Consolidated Government expenditure is broadened to include all expenditures by extra-budgetary accounts and funds of the National Government and provincial governments, universities and polytechnics (including those in the former TBVC states) and local governments, total government expenditure (technically referred to as general government expenditure) rose from 30% of GDP in fiscal 1983 to 40.9% of GDP in fiscal 1994, of which 3.8% represented settlements of extraordinary liabilities to National Government pension funds and the SARB. Consolidated government expenditure was 30.7% of GDP in fiscal year 2008 and the public-sector borrowing requirement was in deficit at R93.4billion, or 4% of GDP.

Taxation

Taxation in South Africa is administered by SARS, an autonomous body managed by a board of directors which was established by legislation to collect revenue and ensure compliance with tax law. SARS’ vision is to be an innovative revenue and customs agency that enhances economic growth and social development and supports South Africa’s integration into the global economy in a way that benefits all South African citizens. Amongst others, SARS collects personal income tax, company tax, value-added tax, customs duties on imports, excise duties on prescribed goods, fuel levies and various other taxes.

While most tax revenues are collected at the national level, municipalities impose and collect property taxes. In addition, the main sources of revenue (although limited in scope) for provinces are motor vehicle license fees and gambling taxes. Non-tax user charges are levied principally by municipalities and extra-budgetary institutions, such as universities, museums, statutory research councils and public entities.

The National Government aims to maintain and strengthen a tax system that is fair, efficient and internationally competitive, while meeting fiscal policy requirements. Recognizing that improving tax administration and collection are essential steps towards achieving meaningful tax reform in the future, the National Government seeks to narrow the tax compliance gap and broaden the tax base. It is the National Government’s policy to keep tax law as simple as possible in order to minimize collection and compliance costs and to monitor the tax system on a continuous basis.

Although at the beginning of 2010 there were indications of the global economy recovering from the global recession, the South African estimated tax revenue for fiscal year 2010 was projected to be R68.9 billion lower than the budgeted R659.3 billion announced in February 2009. However, the estimate was R1.4 billion higher than the estimate in October 2009. The shortfall in the estimated tax revenue was mainly in corporate income tax, VAT, customs duties, personal income tax and secondary tax on companies (STC). Continued global uncertainty and the fiscal crisis in Europe have dampened growth in South Africa resulting in lower tax revenue.

The National Government has over the past ten years adjusted income tax brackets to take account of the effects of inflation on income tax paid by individuals. In fiscal year 2012, budget proposals resulted in net tax relief of R4.1 billion. Personal income tax bracket adjustments amounted to R8.9 billion in revenue loss. Most of the relief was provided to the lower-income brackets. Increments in indirect taxes are estimated at R4.985 billion.

The top marginal personal income tax rate remains at 40% and the minimum tax threshold for taxpayers under the age of 65 was increased to R59,750 in fiscal year 2012, compared with R57,000 for fiscal year 2011. The minimum tax threshold for taxpayers over the age of 65 was increased to R93,150 for fiscal year 2012. A new R104,261 threshold for taxpayers aged over 75 years was introduced.

In the 2011-2012 National Budget, the domestic interest exemption threshold was increased from R32,000 the previous year to R33,000 for taxpayers 65 years and older and from R22,300 to R22,800 for taxpayers younger than 65. The threshold of the exemption applicable to foreign interest income was increased from R3,500 to R3,700 per annum and the annual exclusion threshold for capital gains or losses was increased from R17,000 to R17,500.

Company Tax

Over the past few years, South Africa has reduced the headline corporate income tax rate from 40% to 35% in fiscal 1995 to 30% in fiscal year 2000, 29% in fiscal year 2006 and 28% in fiscal year 2009. Branches of foreign companies operating in South Africa are taxed at a rate of 33%, but no secondary tax is levied on these companies.

As of October 1 2007, STC which is levied on dividends declared by South African companies was broadened and the STC rate was reduced from 12.5% to 10.0%, while its tax base was redefined. The second phase of the STC reform entails the conversion to a classical system of taxing dividends at the shareholder level, i.e. a dividend tax. Individual and non-resident shareholders will be liable for the new dividend tax at 10%, while resident corporate shareholders (inter-company dividends) will be exempt. Institutions that are exempt from income tax will also be exempt from the new dividend tax. The company paying the dividend will be liable to withhold the tax and pay it to the SARS. As the tax will be levied on the shareholder, the definition of dividend has been revised to reflect a dividend in relation to receipts by shareholders. These receipts will constitute a dividend if they represent amounts not previously contributed by the shareholder for the issue of shares in the company.

As an anti-avoidance measure, a special regime for passive holding companies, which will only come into effect when the new dividends tax comes into effect on April 1, 2012, will ensure that dividends received by such companies are taxed at a set rate.

Further amendments with respect to the proposed dividend tax were made in 2009. A new definition for dividends was introduced, which provides for any amount transferred by a company to a shareholder by virtue of a share as a dividend, with certain exclusions. Dividend withholding rules as well as anti-avoidance measures were also refined.

As a transitional measure, companies will be able to offset accumulated STC credits against dividends declared for a period of up to five years.

The South African tax legislation contains certain corporate reorganization rollover rules. These rules are intended to facilitate the tax free transfer of assets in specified circumstances. Taxpayers may not generally deduct interest incurred in respect of loan funding used to acquire shares because shares generally only produce exempt income. However, taxpayers can indirectly obtain a deduction for interest when acquiring shares of a target company when the acquisition is associated with certain rollover reorganization. The rollover rules were never intended to enable interest deductions when those deductions would not otherwise be available. A measure to control interest deductions in respect of debt used to procure, enable, facilitate or fund certain reorganization transactions has been introduced. In terms of this measure, the interest associated with debt used to procure, enable, facilitate or fund certain reorganization transactions will no longer be automatically deductible. In order to obtain a deduction of the interest expenses, taxpayers will now be required to apply for a directive in order to obtain approval from SARS for the deductibility of the interest expenses.

The new concept of “headquarter company” was introduced with effect from January 1, 2011. Headquarter companies enjoy certain tax and exchange control relief and the concept is aimed at positioning South Africa as a holding company gateway for foreign multinationals into Africa.

As of January 1, 2011, in order to qualify as a headquarter company, certain requirements must be met, inter alia:

•	a headquarter company must be a South African resident company;

•

each shareholder of the company (whether alone or together with any other company forming part of the same group of companies as the shareholder) holds 10% or more of the equity shares and voting rights in that company;

•

at least 80% or more of the cost of the total assets of the company is attributable to any interest in equity shares in, any amount loaned or advanced to, or any intellectual property as defined that is licensed by the headquarter company to, any foreign company in which the headquarter company held at least 10% of the equity shares and voting rights;

•

where the gross income of the headquarter company exceeds R5 million, at least 50% or more of its gross income consists of rental, dividends, interest, royalty or service fees paid by a foreign company, and/or proceeds from the disposal of equity shares in a foreign company or of any intellectual property which had been licensed by the headquarter company to the foreign company.

As of January 1, 2010, the distributions from collective investment schemes (CIS), follow the flow-through principle, meaning that the income (e.g. interest, dividends, etc.) received by the CIS in securities will retain its nature when distributed to the CIS unit holders. Currently, no withholding taxes are payable on interest paid to non-residents. However, a withholding tax on interest will be introduced which is anticipated to take effect on January 1, 2013. As a result all interest paid to non-residents will be taxed at a final withholding tax rate of 10% and will be payable within 14 days after the end of the month during which the interest is paid. However, this 10% withholding charge will be subject to some exemptions. For now, interest from domestic debt paid to non-resident investors will remain wholly untaxed with regards to government bonds listed debt instruments (i.e. debt listed on the JSE or a foreign exchange), any debt owed by a domestic bank or the SARB.

The exemption of interest owed by domestic banks does not include back-to-back loan agreements designed to circumvent the 10% withholding tax e.g., if the bank acts as an intermediary to facilitate the unlisted borrowing of funds by a domestic company from a foreign lender. In addition to the exemption for mobile portfolio debt capital, cross-border interest withholding contains three additional exemptions which apply to: (i) trade finance, (ii) certain foreign payors and foreign payees, and (iii) certain forms of debt owed by a headquarter company. South African double tax agreements with low tax jurisdictions that provide for a zero withholding rate will be renegotiated.

International transactions are currently subject to rules dealing with transfer pricing and controlled foreign companies.

As of January 1, 2011, a controlled foreign company includes a foreign company where more than 50% of the total participation rights in that foreign company is not only directly held, but also indirectly held by one or more persons that are South African residents other than persons that are headquarter companies. As of January 1, 2012, controlled foreign company rules will also be adjusted so that each cell of a foreign statutory cell company is treated as a separate foreign company for all controlled foreign company purposes. Therefore, if one or more South African residents hold more than 50% of the participation rights in an offshore cell, the cell will be deemed to be a controlled foreign company without regard to ownership in the other cells. As of April 1, 2012, the ownership threshold in respect of the dividend and capital gain participation exemptions in relation to foreign shares will be reduced from 20% down to 1%. This lower threshold is consistent with global economic concept of direct foreign investment and that of South African exchange control requirements. It is important to note that the foreign dividend participation exemption provision contains so-called anti-cycle scheme rules within the participation exemption so as to prevent the offshore cycling of funds. The participation exemption does not apply if the foreign dividends at issue arose directly or indirectly from a South African deductible payment that is not subject to South African normal tax in the hands of the offshore recipients.

With effect from January 1, 2012, the domestic corporate restructuring rollover rules will be extended to fully include the restructuring of offshore companies that remain under the control of the same South African group companies. The asset-for-share, amalgamation, unbundling and liquidation rules will be revised to cover offshore restructurings.

The current South African source rules are still based on common law. However, a new uniform system of source rules will apply commencing on January 1, 2012. The new uniform system will combine the common law, pre-existing and tax treaty principles. These source rules will loosely reflect implicit tax treaty principles, with a few added built-in protections, so that the South African system is globally aligned. The new source rules eliminate the concept of deemed source. South African sources of income are now fully defined and items of income falling outside these definitions will be treated as foreign source income, unless a particular category of income is not expressly defined, in which case the common rules will continue to apply.

South Africa has also introduced a new limited foreign tax credit that was effective as of January 1, 2012. This foreign tax credit is limited solely to foreign withholding taxes imposed in respect of services rendered in South Africa. These tax credits are limited solely to South African taxes otherwise imposed on the same service income after taking applicable deductions into account.

South Africa has introduced specific provisions in the various tax acts (Income tax Act, Value Added Tax and Securities Transfer Tax) to cater for Islamic finance. The changes focus on certain commonly used Shari’a compliant arrangements within South Africa, particularly Mudaraba, Murabaha and Diminishing Musharaka. Also proposed in 2011 is the introduction of a government Sukuk (an Islamic bond) that will be issued domestically. The changes seek to place the above mentioned products on an equal footing with conventional finance products. These changes will be effective from a date to be announced by the Minister of Finance by notice in the Gazette.

Effective April 1, 2012, transfer pricing rules will be modernized to be in line with the OECD guidelines. The amendment will shift the focus from goods and services to a broader category of “cross-border transactions, operations, schemes, agreements or understandings” that have been effected between, or undertaken for the benefit of connected persons. SARS will publish new guidelines dealing with transfer pricing in the form of an Interpretation Note. The new transfer pricing rules are closely aligned with the wording of the OECD and UN Model Tax Conventions and are in line with tax treaties and other international tax principles.

In relation to the thin-capitalization provisions, the new amendments effectively take away the Commissioner’s discretion to determine whether or not financial assistance provided to a South African resident by a non-resident who is connected to the resident, is excessive in relation to the fixed capital of the recipient of the financial assistance. The taxpayer will now be obliged to ensure that all its transactions are done on an arms length basis. Further, the thin capitalization rules have now been merged directly into the transfer pricing rules. The transfer pricing rules will henceforth be used to deny deductions for interest that would not have existed had a South African entity not been thinly capitalized with excessive debt.

From January 1, 2011, investors in equity funds constituted as partnerships or trusts will be granted tax relief and will be regarded as having a permanent establishment in South Africa merely by virtue of their investment. This tax relief places limited partners of trust beneficiaries in the same position had these investors invested directly in the underlying assets of the partnership or trust. The investors will not be exposed to South African tax merely because of the portfolio management activities carried on in South Africa. However, management fees of the South African manager, general partner or trustee will remain taxable in South Africa. To qualify for this relief the investor must satisfy the following requirements: (i) the partner or trust beneficiary must have limited liability like a shareholder of a company; (ii) the partner or trust beneficiary must not participate in the effective management of the business of the partnership or trust; (iii) the partner or the trust beneficiary must not have the authority to act on behalf of the partnership or trust or on behalf of the members of the partnership or trust and (iv) the partner or trust beneficiary must not render any services to or on behalf of the partnership or trust.

A new definition of a “foreign partnership” was introduced into the Income Tax Act for tax years commencing after October 1, 2010. The purpose of the new definition is to ensure that entities like limited liability partnerships or limited liability companies and similar hybrid entities are not treated as companies when they are in fact partnerships. The new definition therefore synchronizes the South African tax treatment of these entities with foreign tax practice. To qualify as a foreign partnership, an entity must be a partnership, association or body of persons established or formed under foreign law.

The presumptive turnover tax system for micro-businesses became effective in March 2009. It is elective for businesses with an annual turnover of up to R1.0 million. The system was intended to reduce tax compliance costs for micro businesses and not necessarily to lower their tax liability. The 2011 Budget Review proposal on the turnover tax regime includes a reduction of the tax rates and an increase in the brackets. The three year lock in period will also be relaxed with exit at the end of the year of assessment allowed but no re-entry permitted. Businesses registered for turnover tax will also be able to register as vendors for VAT purposes. The introduction of the simplified tax package for micro businesses with an annual turnover below R1.0 million coincided with an increase in the compulsory VAT registration threshold from an annual turnover of R300,000 to R1.0 million.

In an attempt to encourage clean development mechanism (CDM) related projects in South Africa the income generated from primary certified emissions reductions certificates disposed on or after February 11, 2009 from CDM projects that are registered on or before December 31, 2012 will be exempted from normal tax and capital gains tax.

In an effort to encourage conservation of South Africa’s rich biodiversity, the Income Tax Act contains tax incentives (introduced in the 2008–2009 Budget) for private landowners that have entered into bilateral agreements to conserve and maintain a particular area of land on behalf of the National Government under the terms of the National Environmental Management: the Biodiversity Act of 2004 and: National Environmental Management: the Protected Areas Act of 2003. Landowners are eligible for income tax deductions for environmental maintenance and rehabilitation expenses as well as the loss of the right to use land associated with biodiversity conservation and management under the terms of these agreements. Furthermore, the mineral and petroleum royalty regime came into effect in two phases: Section 1 of the Royalty Act came into effect on November 1, 2009 and the rest of the Royalty Act came into effect on March 1, 2010. Variable royalty rates will apply according to two separate formulae for refined and unrefined minerals. The tax base is gross sales less certain expenses.

Previously, two sets of transaction taxes applied to trading in investment securities: (1) stamp duty, in the case of unlisted shares and (2) un-certificated securities tax, in the case of exchange-traded securities. To simplify administration and to eliminate anomalies created by this dual treatment, with effect from July 1, 2008, all secondary trading in shares (listed or otherwise) are, under the terms of the Securities Transfer Tax Act (replacing the Stamp Duties Act and Un-certificated Securities Tax Act), were subject to a single securities transfer tax. Amendments to simplify exemptions and clarify the impact on derivative products and partial disposals were also introduced.

The 2008-2009 National Budget set aside R5.6 billion (over a 5 year period) for tax incentives to support the National Government’s industrial policy action plan. These incentives take the form of tax allowances for investments in manufacturing assets and employee training. The Urban Development Zone tax incentive designed to rejuvenate the inner-cities of a selected number of municipalities has been extended to 31 March 2014. Incentives in the form of accelerated depreciation allowances for the provision of low-cost housing rental units were also included in the 2008 tax legislation.

To meet the challenges of small businesses and junior mining exploration companies of accessing equity financing, the National Government, effective July 2009, introduced a tax incentive for investors, through venture capital companies (VCCs) that are in turn required to invest in qualifying small businesses and junior mining exploration companies.

The learnership allowance, meant to encourage employers to train and develop the skills of their employees, was revised to eliminate or mitigate certain anomalies that unnecessarily inhibit or reduce the value of the incentive. To that end, the revised learnership regime will be effective for learnership agreements that are concluded on or after 1 January 2013.

The 2009 Budget announced an ad valorem CO2 emissions tax on new passenger motor vehicles. The CO2 emissions tax is levied at a flat rate and became effective from September 1, 2010. The main objective of this tax is to influence the composition of South Africa’s vehicle fleet to become more energy efficient and environmentally friendly. The emissions tax initially applied to passenger cars, but was extended to commercial vehicles. New passenger cars are taxed based on their certified CO2 emissions at R75 per g/km for each g/km above 120 g/km. Double cab vehicles were included from March 1, 2011 and are subject to a higher rate of R100 per g/km for emissions above a 175 g/km threshold. This emissions tax is in addition to the current ad valorem luxury tax on new vehicles.

The SARS has proposed that taxpayers be entitled to claim a notional allowance for all forms of energy efficiency savings resulting from the production of income. This notional allowance will enable the taxpayer to capture the full profit from energy efficient savings during each year in which incremental energy efficiency savings is initially realized. A levy was introduced in July 2009 on the sale of electricity generated from non-renewable and nuclear sources. The rate was increased from 2c/kWh to 2.5c/kWh in April 2011. The levy is collected at the source by electricity producers.

Depreciation allowances, including the accelerated depreciation relief for urban development zones, are available to taxpayers that invest in (by erecting or refurbishing) any commercial or residential building within specified urban development zones. The allowance is deductible in the year the erected building or the refurbished part of the building is brought into use by the taxpayer for purposes of trade, and this depreciation relief will benefit owners, users or lessors of such buildings.

The amount of the allowance is dependant on whether the taxpayer erects a new commercial or residential building or refurbishes an existing commercial or residential building. Taxpayers that erect a new commercial or residential building within a specified urban development zone will be allowed a 17-year write-off period. More specifically, they will be allowed a 20% write-off in the year during which that building is brought into use by that taxpayer solely for its trade and an annual 5% write-off for the following 16 years. Taxpayers refurbishing existing commercial or residential buildings will receive a 20% straight-line depreciation allowance over a five-year period, commencing in the year of assessment during which that building is brought into use by the taxpayer. Depreciation relief has also been afforded to plant and machinery for the renewal of electricity but has also now been extended to supporting structures associated with machinery and plant for electricity renewal projects. To qualify for the allowance, the supporting structure must be mounted on or affixed to the machinery or plant for electricity renewal, and must be integrated with the machinery or plant. Machinery and plant for electricity production are eligible for a 50:30:20% rate of depreciation, while the rate of depreciation relief for supporting structures (e.g. dam weirs or disposal facilities) associated with machinery and plant for electricity renewal projects is also 50:30:20% over a three-year period.

As from 2010, new depreciation rules apply to holders of rights of use or of occupation that undertake obligatory improvements on property in the case of public private partnerships, the three spheres of the National Government and certain exempt National Government-owned exempt entities (e.g. parastatals and universities). Furthermore, the lessee must use the property for purposes of earning income therefrom (e.g. rental income from leasing the building to group companies).

A voluntary disclosure program was introduced by the SARS with effect from November 1, 2010 and ended in October 2011. This program allowed taxpayers who have defaulted in respect of their tax compliance issues to make voluntary disclosure to the SARS and avoid additional tax, penalties and interest being levied against them. The taxpayer participating in the voluntary disclosure program had to meet certain requirements, such as the SARS not having been aware of the default prior to the taxpayer being allowed to participate in the voluntary disclosure program. Criminal prosecution will not be initiated against the non-compliant tax payers but the full amount in default will still have to be paid. The relief will apply to those who defaulted on their tax payers before February 17, 2011.

Revenue

In fiscal year 2012, total tax revenue amounted to R742.6 billion, a 10.2% or R68.5 billion improvement from fiscal year 2011. In the 2012 Budget Review, revenue for the 2013 fiscal year was estimated to amount to R826.4 billion. Against a background of mixed economic growth, revenue for 2013 has been revised downwards R5 billion as shown in the table below.

Consolidated Government Revenue

	Summary of Revenue Collections for the Fiscal Year Ending 31 March,
	2009	2010	2011	2012	2013
	Actual				MTBPS Estimate
Source of Revenue	Rand (thousand)
Taxes on income and profits	383,482,732	359,044,851	379,941,233	426,583,730	469,441,089
Persons and individuals	195,115,008	205,145,022	226,925,026	226,925,026	282,000,000
Companies	165,378,278	134,883,421	132,901,680	151,563,104	166,100,000
Secondary tax on companies	20,017,580	15,467,796	17,178,189	21,965,409	18,800,000
Tax on retirement funds	143,251	42,699	2,772	6,665	—
Interest on overdue income tax	2,776,988	3,433,024	2,904,485	2,659,695	2,541,089
Small business tax amnesty	51,627	72,889	29,080	330	—
Taxes on payroll and workforce	7,327,463	7,804,828	8,652,340	10,173,133	11,400,000
Skills development levy(1)	7,327,463	7,804,828	8,652,340	10,173,133	11,400,000
Taxes on property	9,477,079	8,827,037	9,102,302	7,817,499	7,885,000
Donations tax	124,992	60,084	64,584	52,657	85,000
Estate duty	756,738	759,273	782,325	1,045,163	800,000
Marketable securities tax	3,664,484	3,324,633	2,932,906	2,886,114	2,900,000
Transfer duties	4,930,865	4,683,047	5,322,487	3,833,565	4,100,000
Domestic Taxes on Goods and Services	201,416,061	203,666,757	249,490,376	263,968,975	294,433,000
Value added tax	154,343,122	147,941,324	183,571,439	191,013,999	212,000,000
Specific excise duties	20,184,539	21,289,279	22,967,617	25,449,659	28,500,000
Ad valorem excise duties	1,169,529	1,275,942	1,596,229	1,828,347	2,050,000
Fuel levy	24,883,776	28,832,536	34,417,577	36,589,069	41,000,000
Departure tax	549,365	580,326	647,810	762,416	916,000
Electricity levy	—	3,341,691	4,996,366	6,429,721	8,100,000
Other(2)	285,730	405,658	1,293,339	1,895,764	1,867,000
Taxes on international trade and transactions	22,852,428	19,318,561	26,977,132	34,103,224	38,241,911
Customs duties	22,751,022	19,577,115	26,637,438	34,173,427	38,000,000
Import Surcharge	167	35,766	70,390	64,229	23,528
Miscellaneous customs and excise	101,239	(294,319)	2698,304	-134,432	216,092
Stamp duties and fees	571,838	49,457	3,069	-2,894	2,291
State miscellaneous revenue(3)	(27,439)	(5,724)	16,698	7,403	—

Total Gross Revenue	625,100,162	598,705,767	674,183,150	742,651,071	821,401,000

Departmental Revenue(4)	12,616,184	8,888,521	12,698,703	19,193,090	15,183,083
Of which Mineral Royalties and Mining leases	*	*	3,555,000	5,611,539	5,900,000
Less: SACU payments(5)	(28,920,624)	(27,915,405)	(17,905,679)	(21,759,964)	(42,151,276)
Provinces, social security and selected public entities	76,000,000	84,603,000	89,228,000	96,922,478	106203737

Total budget revenue	684,795,722	664,281,883	758,204,173	739,803,809	794,645,674

Notes:—

(1)	Levy on payroll dedicated to skills development.
(2)	Including turnover tax on small business, various levies: environmental levy on plastic bags, incandescent light bulb levy, vehicle emissions tax as well as receipts of the Universal Service Fund.
(3)	Revenue received by SARS in respect of taxation which could not be allocated to specific revenue types.
(4)	Revenue generated from non-tax activities such as fines and dividends. Mineral royalty was effective from March 1, 2010.
(5)	South African Custom Union payments.

Source: 2012-2013 Budget, the MTBPS and the South African National Treasury.

Gross tax revenue declined nominally by 4.2% from R625.1 billion in fiscal year 2009 to R598.7 billion in fiscal year 2010. This was attributed to a slowdown in the tax base as a result of the 2008 financial crisis. Audited results show that tax revenue grew by 12.6% in 2011 and a further 10.2% in 2012, buoyed by strong post-recession growth particularly in corporate profits, imports and house hold consumption. During this period personal income tax collections grew steadily supported by higher than inflation wage settlements.

The current economic performance has signaled slowing personal and corporate income tax collections. As a result of strikes in the mining sector, Mineral and Petroleum Royalties have been revised downwards. The extent of the labor market disruptions on the rest of the economy is still uncertain but it is likely to negatively affect future personal and corporate income tax revenue.

The revised tax revenue estimate for fiscal year 2013 is R5 billion below the 2012 Budget estimate due to a decline in personal income tax (R4 billion), and corporate income tax (R2 billion). However, due to the strong performance of imports, value-added tax and customs duties have been revised upwards by R2 billion each. Non-tax revenues have been revised upwards marginally. Total tax revenue is expected to increase by 10.6%, from the audited outcome of R742.7 billion in fiscal year 2012 to an estimated R821.66 billion in fiscal year 2013.

Financing

The following table sets forth the financing of the net borrowing requirement of the National Government for the six fiscal years ended March 31, 2012 and budgeted amounts for the fiscal year ending March 31, 2013.

Financing of the Net Borrowing Requirement of the National Government

	2007	2008	2009	2010	2011	2012	Budget estimates 2013(3)
	Rand (million)
Borrowing
Revenue	481,197.0	560,794.6	608,795.7	579,678.6	669,737.5	740,084.0	794,433.0
Expenditure	470,192.5	541,443.4	635,953.3	747,196.8	805,141.0	888,046.0	967,463.0
Budget balance(1)	11,004.5	19,315.2	(27,157.6)	(167,518.2)	(135,403.4)	(147,962.0)	(173,031.0)
% of GDP	0.6%	0.9%	(1.2)%	(6.9)%	(4.9)%	(4.9)%	(5.3)%
Plus: Extraordinary payments	(4,213.7)	(775.6)	(4,284.1)	(671.2)	(838.6)	(1,388.0)	(3,152.0)
Less: Extraordinary receipts	3,438.1	1,849.8	8,203.4	6,434.6	3,009.7	5,209.0	10,650.0
Net borrowing requirement	10,228.9	20,425.4	(23,238.3)	(161,754.8)	(133,232.3)	(144,141.0)	(165,533.0)
Financing
Domestic short-term loans (net)	5,334.1	5,672.9	12,225.1	49,770.3	34,893.0	18,725.0	22,000.0
Domestic long-term loans (net)	891.7	(2,448.2)	23,059.0	118,855.8	136,849.7	138,501.0	126,319.0
Market loans	36,938.3	26,820.2	42,354.3	132,394.9	150,385.3	154,108.0	157,767.0
Extraordinary issues	—	—	—	—	—	—	—
Redemptions	(36,046.6)	(29,268.4)	(19,295.3)	(13,539.1)	(13,535.6)	(15,607.0)	(31,448.0)
Foreign loans (net)	181.5	(4,745.4)	(3,954.4)	23,257.5	2,839.6	9,135.0	(7,114.0)
Market loans	3,617.9	—	—	30,872.4	5,151.1	12,025.0	4,055.0
Arms procurement loan agreements	3,690.0	2,426.5	3,057.3	800.0	470.4	569.0	183.0
World Bank loans	—	20.0	1.4	—	—	—	—
Redemptions (including revaluation of loans)	(7,126.4)	(7,191.9)	(7,013.1)	(8,414.9)	(2,781.9)	(3,459.0)	(11,352.0)
Change in cash and other balances(2)	(16,636.2)	(18,904.7)	(8,091.4)	(30,128.9)	(41,350.1)	(22,219.0)	24,328.0

Total	(10,228.9)	(20,425.4)	23,238.3	161,754.8	133,232.3	144,141.0	165,533.0

Notes: —

(1)	A negative number reflects a deficit and a positive number a surplus.
(2)	A positive change indicates a reduction in cash balances.
(3)	Certain numbers are not available, as indicated by “N/A”
Source:	South African National Treasury.

In addition to transfers received from the National Budget and their own provinces’ revenue collections, Provincial Budgets are financed by means of opening balances and concessionary and non-concessionary funding such as loans by the DBSA. The deficit of the National Budget is financed mainly by domestic and foreign loans. The provinces are barred constitutionally from raising loans for current expenditure. Loans for bridging finance may be advanced, however, provided that the provinces redeem such loans within 12 months following the date on which they are obtained, and any special conditions be specified in an act of Parliament which is required to be recommended by the Financial and Fiscal Commission. In addition, the National Government may not guarantee any provincial or local government loans, unless the guarantee complies with the norms and conditions for such guarantee as set out in an act of Parliament. See “Public Finance — Background.”

Public Enterprises

The National Government owns a number of public enterprises (otherwise known as state-owned entities). The ministers under whose departments these enterprises fall act as the “Executive Authority” over these entities, taking up the role of shareholder on behalf of government. The ministers that act as the Executive Authority include the Minister of Public Enterprises, the Minister of Communications, the Minister of Energy, the Minister of Transport and various other ministers of the National Government.

The Executive Authority oversees the affairs of the public enterprise, including the appointment of board members, the entering into of shareholder compacts with the public enterprise, approving major transactions, and the monitoring of performance. The National Treasury is responsible for financial oversight over all the public enterprises, including the review of major transactions, funding requests and applications for guarantees.

Parliament plays a significant role in the oversight of public enterprises through the two Parliamentary committees assigned to such oversight. These committees are the Portfolio Committee on Public Enterprises, which is responsible for sectoral and shareholders’ oversight, and the Select Committee on Public Accounts, which is responsible for financial oversight.

The infrastructure investment programs of the public enterprises are aimed at delivering infrastructure to enhance economic growth and alleviate poverty. Public enterprises are expected to invest a total of R513.0 billion over the next three years in infrastructure. The main public enterprises responsible for delivering this growth are the electricity utility Eskom, the freight transportation company Transnet, the national oil company the Petroleum, Oil and Gas Corporation of South Africa (Pty) Limited (PetroSA), which is a subsidiary of the Central Energy Fund, the ACSA and the SANRAL.

The National Government has issued formal contractual guarantees in respect of certain indebtedness of the public enterprises, inter alia to support the capital investment programs of the public enterprises. Such guarantees are issued in accordance with the PFMA. All guarantees are issued jointly by the Minister of Finance and Executive Authority for the relevant public enterprise in terms of the PFMA. The National Government’s aim is for public enterprises to borrow on the strength of their own balance sheets without explicit recourse from the National Government. However, if a clear need for shareholder support is identified, a guarantee for a public enterprise may be provided on application. In such applications, the public enterprise is required to provide a sound business case, ensuring long-term financial sustainability. In extending guarantees, the National Government remains mindful of the guideline of 60% of GDP that it has been set for total debt, provisions and contingent liabilities. Over and above Eskom, Transnet and SANRAL, who have guarantees from the National Government, the current status of some of the more significant public enterprises is set out below.

Eskom Limited (Eskom)

Eskom has kept South Africa’s lights on since April 2008. Eskom is responsible for electricity generation, transmission and distribution in South Africa. Eskom generates approximately 95% of electricity used in South Africa and approximately 45% of the electricity is used in Africa. Eskom directly provides electricity to about 45% of all end-users in South Africa. The other 55% is resold by redistributors (including municipalities).

While most of Eskom’s business is within South Africa, the company also buys and sells electricity in the SADC region. Eskom’s involvement in African markets beyond South Africa is currently limited to projects that have a direct impact on ensuring a secure supply of electricity for South Africa itself. Eskom is investigating additional opportunities in the SADC region.

Eskom’s capital expenditure (capex) program is well underway. Through this capex program, Eskom intends to double its electricity generation capacity from 40,000MW to 80,000MW by 2025 and ensure the economy benefits from a reliable supply of electricity. As part of the capex program, the Ingula, Medupi and Kusile power stations are projected to be completed by 2014, 2015 and 2018, at a cost of R21 billion, R99 billion, and R121 billion, respectively. In addition, an amount of R28.8 billion is to be spent on building transmission infrastructure.

In the coming years the proportion of coal in Eskom’s generation mix is expected to decrease steadily in favor of renewable energy. In March 2011, Cabinet approved the Integrated Resource Plan (IRP2010), which is a 20 year plan for balancing electricity supply and demand. The plan demonstrates how the proportion of coal in South Africa’s generation mix is expected to decrease steadily in favor of renewable energy and nuclear power.

In February 2010, NERSA allowed Eskom increases of 24.8%, 25.8% and 25.9% for each of the fiscal years 2011, 2012 and 2013 respectively. However, in 2012, Eskom requested NERSA to review its tariff increase for 2013. This request was due to the slowdown in the economic recovery and in capital expenditure program and the fact that Eskom was in a sufficiently sound financial position that it could operate for the next year without the full tariff increase approved by NERSA under the Multi-Year Price Determination (MYPD2) plan. NERSA after evaluating Eskom’s application, decided to reduce the tariffs for the last year of the MYPD2 period to 16%. In reducing the tariffs, NERSA used the Regulatory Clearing Account which is part of the rules used in the tariff determination.

Going forward, Eskom will still require NERSA to approve sufficiently high tariffs in the MYPD3 price application to ensure that the company and the industry remain financially viable and sustainable. As Eskom continues with its capex program, the company’s gearing is expected to increase as it raises more borrowings to finance the investments. The higher tariffs are required to enable Eskom to raise and ultimately repay the financing required to undertake its capex program. Tariffs need to be set at levels that are sustainable, by allowing an appropriate migration to cost-reflective tariffs while taking into account the impact on the economy with provision made to ensure that low-income households are able to obtain electricity in a sustainable manner.

The National Government has made available to Eskom a subordinated loan of R60 billion, all of which has been disbursed, and a guarantee facility totaling R350 billion to assist Eskom in raising the financing it requires for the capex program. During fiscal year 2011, Eskom’s financial position improved substantially, with the company recording a profit of R13.2 billion in that year.

Eskom must raise funding to pursue its committed capex program and improve and refurbish its current operations. Total capex will be funded from operating cash flows and debt financing (raised locally and internationally). An amount of R63.4 billion (2011: R55.5 billion) was spent on capital expenditure, including borrowing cost capitalized, during the year. Eskom took steps to strengthen its financial sustainability, earning a surplus which will be re-invested to fund capital expansion over the next six years and to reduce debt.

Furthermore, significant progress has been made in funding the capex program and Eskom is in a healthy funding and liquidity position. The latest projections indicate that Eskom has sufficient cash from cash on hand, investments, net operational cash flows and current secured facilities available to fund the business for at least the next 18 months, excluding funds from new facilities under negotiation.

More than 80% of the funds under this plan have been secured as at 31 March 2012. Eskom has also identified additional funding sources in order to secure the remaining 20% of the funding plan, primarily the bond and loan markets, and in particular the international bond market. Eskom has also secured a number of other funding opportunities including loans with the AfDB (R21 billion), World Bank (R28 billion) and various Export Credit Agencies.

During 2012, Eskom’s credit rating was downgraded by Moody’s and Standard and Poors as a result of the downgrade in the sovereign rating.

Transnet SOC Limited (Transnet)

Transnet is a public company, wholly owned by the South African Government, and is the custodian of rail, ports and pipelines. Transnet is responsible for enabling competiveness, growth and development of the South African economy through delivering reliable freight transport and handling services. Transnet has five operating divisions: Transnet Freight Rail (transporting bulk and containerized freight), Transnet Rail Engineering (refurbishment, conversion, upgrades and manufacturing of rail related rolling stock), Transnet National Ports Authority (port infrastructure and marine services), Transnet Port Terminals (cargo terminal operations) and Transnet Pipelines (petroleum and gas pipeline business).

Transnet Pipelines is regulated by NERSA, with tariffs being reviewed annually. The tariffs charged by Transnet Ports Authority and Transnet Port Terminals are regulated by the National Ports Regulator on an annual basis.

Transnet has adopted a Market Demand Strategy (MDS) which aims to satisfy validated demand through investment of R300 billion over the next seven years to improve reliability and create operational efficiencies. Over the past seven years, Transnet has invested and successfully implemented capital projects to the value of R115.5 billion. Over the next seven years (2013-2019) the company plans to invest R300 billion to upgrade existing (42%) and create new infrastructure capacity (58%) in its rail, ports and pipeline networks. Transnet’s capital investment for fiscal year 2012 (excluding capitalized borrowing costs) amounted to R22.3 billion, compared to R21.5 billion in the prior year. An amount of R11.6 billion (52%) was invested in expanding the current infrastructure and equipment, while R10.7 (48%) billion was invested in maintaining the existing capacity. Transnet is planning capital investment amounting to R31.2 billion in 2013. The total funding raised during the year to March 31, 2012 amounted to R11.1 billion, which was mainly made up of commercial paper, domestic bonds, loans from international development finance institutions and banks.

Over the next seven years, the anticipated funding requirements amount to R86.5 billion and R82.1 billion over the next five years. Transnet is committed to providing responsive infrastructure that creates capacity ahead of demand and that satisfies the demands of a growing economy. Approximately 67% (R200.1 billion) of the R300.1 billion in capital expenditure is expected to be invested in projects relating to the upgrade and expansion of rail infrastructure, with approximately 27% (R80 billion) to be invested in port infrastructure and facilities, and approximately 6% (R20 billion) in petroleum and gas pipeline networks and other units within the Transnet group of companies.

Transnet is committed to providing responsive infrastructure that creates capacity ahead of demand and that satisfies the demands of a growing economy. The rolling seven-year plan has been increased to meet the required volume demand and to support the growth initiatives embarked on. Transnet’s five-year R110.6 billion capital investment program to increase the capacity and efficiency of the freight system is not sufficient to meet the needs of customers and the economy.

Transnet does not enjoy the benefit of a direct government guarantee and funds itself on the strength of its own balance sheet. Over the next four years, Transnet has an approximate funding need of R68 billion as per the liquidity needs linked to the market demand strategy. Major sources of funding remain traditionally: domestic and international capital markets; Export credit agencies and international development finance institutions. Transnet has met its borrowing requirements for fiscal year 2013, aided by its US$1 billion offshore bond issue in July. As at September 30, 2012, Transnet had raised R14.7 billion. The funding requirement for the year was estimated at R14.1billion,

Revenue for the year increased by 20.9% to R45.9 billion (2011: R38 billion), mainly due to a growth in volumes. Significant productivity and efficiency improvements as well as volume growth were realized across all operating divisions. This demonstrates the positive impact of the new operations philosophy of the Transnet as well as the benefits of the increased capacity created by the capital expenditure program.

General freight volumes increased by 9.9% to 81,0mt (2011: 73.7mt) including an increase in containers on rail of 21.5% to 762 760 TEUs (2011: 627 825 TEUs), evidencing a market share growth. On-time departures and arrivals for the general freight business improved by 18.9% and 17.7% respectively compared to prior years.

Export coal volumes increased by 8.8% to 67,7mt (2011: 62.2mt). This increase was due to on time departures and arrivals improving by 10.7% and 19.9% respectively compared to the prior year.

Earnings Before Interest, Taxation, Depreciation and Amortization (EBITDA) increased by 19.8% to R18.9 billion (2011: R15.8 billion), while the EBITDA margin declined slightly to 41.1% (2011: 41.5%).

International credit rating agency Standard & Poor’s (S&P) reaffirmed Transnet’s investment grade credit rating based on the company’s stand alone credit profile, confirming the company’s attractiveness for investors and the success of its efforts to strengthen the balance sheet.

PetroSA

PetroSA is a subsidiary of the Central Energy Fund (CEF) and is the National Oil Company (NOC) of South Africa. CEF is wholly owned by the State and reports to the Minister of Energy. PetroSA’s flagship operation and main contributor to its revenue is its Gas to Liquid (GTL) plant located in Mossel Bay. The Mossel Bay plant is the third largest out of the five such plants globally and is capable of producing a crude oil equivalent of 45,000 barrels per day. The refinery employs over 2,000 people mainly from the surrounding area and increasingly from its Centre of Excellence.

For the financial year 2011/12, the entity’s revenue was R14.4 billion compared to R10.5 billion in the financial year 2010/11. Net profit was R1.4 billion (an increase from R0.8 billion in 2010/11) and cash reserves grew to R12.8 billion (up from R11.8 billion in 2010/11) with no long term debt. Total assets were R26.487 billion (up from R25.006 billion in 2010/11). Most of the entity’s capital expenditure has been towards the development of gas fields in an effort to secure feedstock for the GTL plant. This was done under what was termed ‘Project Ikhwezi’ and it was successful in finding sufficient gas reserves to supply the refiner for an additional 6 years. Production from the F-O gas fields is planned for mid 2013 and approval was granted by NERSA in July 2012.

PetroSA has been investigating the possibility of building a crude oil refinery in Coega in the Eastern Cape dubbed Project Mthombo. Initial plans for Mthombo were for capacity of 400 000 barrels per day but subsequent studies have been for reduced capacity of about 360 000 barrels per day. PetroSA is currently exploring options to finance the project, including seeking support from government and the attraction of equity partners.

In addition, PetroSA acquired a producing asset in Ghana, the Jubilee field. This is part of PetroSA’s strategy to diversify from the GTL plant. The asset was acquired through the purchase of its holding company, Sabre Oil and Gas Company for an amount of $500 million including a contingent amount of $65 million. Recent discoveries of both oil and gas in Ghana have made it an attractive destination and PetroSA aims to leverage its stake in Jubilee to explore other opportunities in the region. The entity also holds several blocks in Equatorial Guinea in partnership with that country’s NOC.

ACSA

ACSA was established in 1993 and is majority owned by the South African Government through the Department of Transport. The company is legally and financially autonomous and operates under commercial law. ACSA owns and operates South Africa’s nine principal airports, including the three major international airports at Johannesburg, Cape Town and Durban (King Shaka). As a result, ACSA is responsible for processing 93%-95% of all passengers departing on commercial airlines from airports within South Africa. The company added Pilanesberg International Airport to its network in 1998 under a 30-year concession with the North West Province. However, ACSA has returned the operation of the airport to the province with effect from October 1, 2011.

ACSA’s revenue is generated from aeronautical and non-aeronautical sources. The former is derived from regulated charges, which consists of aircraft landing and parking charges, and passenger service charges. The non-aeronautical income is derived from commercial undertakings including retail operations, car rental concessions, property leases, car parking, hotel operations and advertising. Another component of non-aeronautical revenue is generated from international operations. ACSA formed part of a consortium that took over the expansion and management of Chhatrapati Shivaji International Airport in Mumbai, India. The success of the venture in India encouraged the company to seek similar opportunities elsewhere. In 2011/12 ACSA in partnership with the Brazilian company Invepar, was successful in a bid to manage the development, maintenance and operation of Guarulhos International Airport in Sao Paulo, Brazil. The consortium will own 51% of the airport concession, with 49% being held by Infraero, the current airport operator. ACSA owns 10% of the consortium with Invepar

ACSA posted a R188 million profit for the financial year ended March 31, 2012. This is a significant improvement when compared to the prior year’s first ever loss (R221 million). The results were driven primarily by the increase in aeronautical revenue as a result of the tariff increase of 34.8% recovered from October 1, 2011. However, the Euro zone debt crisis had a negative impact on the overall traffic performance, particularly international traffic, and as a result, the revenue increase from international traffic was moderate and lower than expected.

Following the completion of the major capital investment program in the 2010 financial year, the capital expenditure for the 2012 financial year was limited to refurbishment and replacement projects with no new capacity projects. This resulted in total capital expenditure of R417 million in 2012, which was a 31% reduction from 2011.

The size of ACSA’s funding requirement will be driven principally by three factors, namely: capital expenditure investments, debt service costs, and redemption payments of maturing debt. Current projections indicate that ACSA might have a cash surplus for the first two financial years of the planning horizon, and will only require external funding in the 2014/15 financial year.

SANRAL

SANRAL is responsible for the planning, design, construction, rehabilitation and maintenance of South Africa’s national roads to support socio-economic development. From time to time the company also finances, plans, constructs, operates and maintains roads in neighboring countries on the request of the Minister of Transport and those countries.

The national road system connects all the major centers in the country to each other and to neighboring countries. The South African road network comprises approximately 754,600 kilometers of roads. There is a national highway network of 16,170 kilometers, which is expected to grow to 35,000 kilometers. South Africa has the longest road network of any country in Africa.

In accordance with the SANRAL Act (1998), the agency is responsible for toll and non-toll roads. These operations are funded separately. Non-toll roads are funded by government allocations, and are not allowed to be cross-subsidized from toll road income, and vice versa. Toll operations can be divided into two types – those funded by SANRAL itself and operated on its behalf, and roads concessioned to private parties under public-private partnerships. SANRAL’s funding comes from two primary sources: grants from the National Treasury for all non-toll roads, and the revenue received from toll roads.

During fiscal year 2012, SANRAL made further progress in the engineering, maintenance, operation and financing of the national road network. SANRAL delivered a number of major projects, including the Gauteng Freeway Improvement Project. Funding of R3.6 billion (nominal) was raised during the 2011. An amount of R1.1 billion was raised through the guaranteed bond program and R2.4 billion through the non-guaranteed bond program. SANRAL’s debt will be serviced and repaid through the collection of toll revenue, particularly through the GFIP.

SANRAL long-term ratings was revised downwards to Baa1 (global scale) and Aa3.za (national scale) with a negative outlook. The uncertainty and delays surrounding electronic tolling on the Gauteng network and the accompanying political and public resistance has led to this downgrade. However, government is working together with the relevant key stakeholders in reaching an amicable solution.

Trans-Caledon Tunnel Authority (TCTA)

The TCTA was established in 1986. The company is a specialized liability management entity responsible for bulk raw water infrastructure development. TCTA was originally established to implement a single project, the Lesotho Highlands Water Project (LHWP) Phase 1 but has since evolved into a multi-project environment with ten projects that the organization is currently involved with. These projects are the Berg Water Project (BWP); Vaal River Eastern Subsystem Augmentation Project (VRESAP); Mooi Mgeni Transfer Scheme – Phase 2 (MMTS-2); Olifants River Water Resource Development Project (ORWRDP); Komati Water Supply Scheme Augmentation Project (KWS); Mokolo Crocodile Water Augmentation Project (MCWAP); Metsi Bophelo Borehole Project, Acid Mine Drainage, and LHWP phase 2. The LHWP is funded under guarantees totaling R25 billion. The majority of the funding is local with only 2.7% foreign funding for LHWP. Debt incurred for the LHWP is serviced from the revenue from the sale of raw water which amounted to R2.8 billion in the 2011/12 financial year. The South African Government has approved the second phase of the Lesotho Highlands Water project at an estimated cost of R7.5 billion at 2008 levels. Construction of the project is set to commence in the next financial year

In the case of BWP, as at March 31, 2012 the project debt stood at R1.2 billion which is within the approved borrowing limit of R1.3 billion. For the year under review no draw-downs were made on the long-term borrowing facilities related to the BWP.

For MMTS-2, TCTA has an approved borrowing limit of R3.1 billion in place. In addition during 2012, TCTA secured a number of facilities to fund the MMTS-2. The majority of the funding was secured from multilateral institutions. However, TCTA only utilized funding under its commercial paper program during the 2011/12 financial year. The bridging finance facility of R200 million was fully repaid during the 2011/12 financial year.

KWSAP has an approved borrowing limit of R1.7 billion. The total outstanding debt on the KWSAP amounted to R751 million as at March 31, 2012. Most of the funding secured for the KWSAP was sourced from the local financial market, together with funding obtained from the DBSA.

The borrowing limit approved for MCWAP is set at R2 billion. R84 million of this amount has since been utilized for bridging finance purposes. Funding for MCWAP was secured from domestic banks.

Income from water sales proved adequate to service debt incurred from all projects under TCTA’s mandate and as this is expected to be the case going forward government does not foresee any future liability.

Growth in income for 2012 was 71.5% following a decline in growth of 51% the previous year. Some of this variation was due to a change in accounting treatment for income and expenditure. One of the reasons for this growth in total income was the jump in construction revenue earned for MCWAP, MMTS-2, ORWRDP and KWSAP. In terms of operating costs, in the last two years, TCTA’s operating costs have been declining: a decrease of R51 million in operating costs was recorded in 2011/12. Due to the change in accounting treatment for income and expenditure, TCTA is showing a deficit and the profit from 2010/12 was restated to show a loss. For the 2012 financial year, TCTA recorded a net deficit for the year of R404 million which was lower than the deficit of R284 million recorded in the previous year. TCTA’s track record in managing debt is good and thus no concern over the high debt and debt-to-equity ratios exists.

NATIONAL GOVERNMENT DEBT

General

The legal authorization for the incurrence of debt by the National Government is set forth in the PFMA. The National Treasury administers the National Government debt of South Africa. In February of each year the annual budget is tabled in Parliament, including the government’s anticipated borrowing requirements and financing strategy for the current financial year and over the medium-term period (three years). Pursuant to Section 66 of the PFMA, the Minister of Finance needs to approve each issuance of debt. The PFMA also sets out for which purposes the Minister may borrow. There is no statutory cap on the stock of debt.

In addition to its direct indebtedness, the National Government is also a guarantor of certain third-party indebtedness. South Africa has issued formal contractual guarantees of certain indebtedness, primarily on behalf of partially or wholly state-owned entities. In this document, the National Government debt does not include debt that is guaranteed by the National Government. However, the guaranteed debt is summarized in the table entitled “Outstanding National Government Guaranteed Debt”. In addition, the National Government debt does not include debts incurred by the nine Provincial Governments.

In this section, “external debt” means debt initially incurred or issued outside South Africa, regardless of the currency of denomination, and “internal debt” means debt initially incurred or issued in South Africa. “Floating debt” means debt that had a maturity at issuance of less than one year. “Funded debt” means debt that had a maturity at issuance of one year or more.

The following table summarizes the National Government debt as of March 31 in each of the years 2008 through 2012 and as of September 30, 2012.

Total Debt of the National Government

	As of March 31,					As of September 30,
	2008	2009	2010	2011	2012	2012
	Rand (million)
Government bonds	426,415	462,751	585,992	733,484	890,257	981,691
Treasury bills	51,850	65,000	114,540	136,150	155,206	160,250

Marketable internal debt	478,265	527,751	700,532	869,634	1,045,463	1,141,941
Non-marketable internal debt	2,555	1,956	4,943	23,087	25,477	16,438

Total internal debt	480,820	529,707	705,475	892,721	1,070,940	1,158,379
Total external debt(1)	96,218	97,268	99,454	97,851	116,851	114,755

Total gross loan debt	577,038	626,975	804,929	990,572	1,187,791	1,273,134
Cash balances(2)	(93,809)	(101,349)	(131,889)	(171,802)	(198,059)	(175,830)

Total net loan debt(3)	483,229	525,626	673,040	818,770	989,732	1,097,304

GFECRA	72,189	101,585	35,618	28,283	67,655	67,655 (4)

As percentages of GDP:
Net loan debt	23.3%	22.8%	27.6%	29.7%	32.8%	33.6%
External debt	4.6%	4.2%	4.1%	3.6%	3.9%	3.8%
As percentage of gross loan debt:
External debt	16.7%	15.5%	12.4%	9.9%	9.8%	9.0%

Notes: —

(1)	Valued using the applicable foreign exchange rates as at the end of each period.
(2)	This represents surplus cash of the National Revenue Fund on deposit at the commercial banks and South African Reserve Bank.
(3)	The total net loan debt is calculated with due account of the bank balances of the National Revenue Fund (balances of the National Government’s accounts with the SARB and with commercial banks).
(4)	Represents the balance on the GFECRA on March 31, 2012. A negative balance indicates a loss and a positive balance reflects a profit.

Sources: South African National Treasury and SARB.

Summary of Internal National Government Debt

Total internal National Government debt as of March 31, 2012 was R1, 070.9 billion, an increase of 20.0% over the corresponding amount of R892.7 billion as of March 31, 2011.

The following table sets forth the total internal National Government debt, divided into floating debt and funded debt, for the periods indicated.

Gross National Government Internal Debt

	As of March 31,					As of September 30,
	2008	2009	2010	2011	2012	2012
	Rand (million)
Marketable securities
Floating	51,850	65,000	114,540	136,150	155,206	160,250
Funded	426,415	462,751	585,992	733,484	890,257	981,691

Total(1)	478,265	527,751	700,532	869,634	1,045,463	1,141,941

Non-marketable securities
Floating	952	27	258	13,541	13,209	4,138
Funded	1,603	1,929	4,686	9,546	12,268	12,300

Total(2)	2,555	1,956	4,943	23,087	25,477	16,438

Total internal National Government debt	480,820	529,707	705,475	892,721	1,070,940	1,158,379

Notes:

(1)	Treasury bills are classified as floating marketable securities. Government bonds are classified as funded marketable securities.
(2)	Short-term loans to public entities that include the Public Investment Corporation and the Corporation for Public Deposits are classified as floating non-marketable securities. Floating rate and retail government bonds (since May 2004), together with debt and liabilities of the former TBVC states and the Republic of Namibia that were assumed by the National Government in connection with South Africa’s transition to a constitutional democracy, are classified as funded non-marketable securities.

Sources: South African National Treasury and SARB.

Summary of External National Government Debt

South Africa’s external National Government debt as a percentage of total debt remains low. External debt as a percentage of total gross loan debt decreased from 16.7% as of March 31, 2008 to 9.8% as of March 31, 2012.

The following table sets forth a breakdown of National Government external debt by currency as of March 31 in each of the years 2008 through 2012 and as of September 30, 2012.

External Debt by Currency

	As of March 31,					As of September 30,
Currency in which debt is held	2008	2009	2010	2011	2012	2012
	(million)
Euro	3,776	3,283	3,104	2,925	2,735	2,639
Pound Sterling	90	102	106	105	100	89
Swedish Kroner	4,488	5,849	6,000	5,959	5,528	5,148
US Dollars	4,244	4,324	7,690	8,396	9,842	8,801
Gold Ounces — XAU	1	1	1	—	—	—
Yen	61,270	61,176	61,082	60,988	60,894	60,847
Total (in Rand)(1)	96,218	97,268	99,454	97,851	116,851	114,755

Note: —

(1)	The conversion into Rand is calculated at the exchange rate published by the SARB on the last business day of the fiscal year.

Source: South African National Treasury.

Notwithstanding the return of the National Government to the international capital markets since the end of apartheid, the National Government does not intend to rely to a large extent on external debt as a means of financing. In January 2012 the Republic of South Africa issued a US$ 1.5 billion 12-year global bond. The National Treasury took advantage of the favorable market conditions and launched the deal on the 9th of January 2012.

Total external debt, as a percentage of GDP is relatively low by international standards, amounting to approximately 3.8% of GDP as at September 30, 2012. This number is, however, indicative only and does not represent an upper or lower limit on the borrowing authority of the National Treasury.

An incidental but important consequence of the receipt of any net proceeds from issuances in the foreign market in the past has been an increase in South Africa’s foreign currency reserves. In addition, because the proceeds of external borrowings provide a substitute for a portion of domestic finance, these borrowings helped relieve pressure off the domestic financial markets at such times that it was required. Furthermore, borrowings by the National Treasury abroad also establish valuable benchmarks in various currencies and maturities against which other South African issuers may reference themselves.

Guaranteed Debt

In addition to its direct indebtedness, the National Government is also a guarantor of certain third-party indebtedness. The National Government has issued formal contractual guarantees in respect of certain indebtedness of wholly or partially state-owned companies.

The following table sets forth the debt guaranteed by the National Government outstanding in each of the years indicated:

Outstanding National Government Guaranteed Debt

	As of March 31,
	2008	2009	2010	2011	2012
	Rand (million)
Internal	45,704	43,723	111,940	127,709	126,901
External	18,781	19,315	17,159	21,891	27,023

Total	64,485	63,038	129,099	149,600	153,924

Source: South African National Treasury.

The following table sets forth the National Government’s external guaranteed debt outstanding as of March 31, 2012.

Analysis of National Government External Guaranteed Debt

	As of March 31, 2012
Guarantees Issued on Behalf of	ZAR	U.S. Dollars	Euro	Equivalent in Rand(1)
	Amount (million)
Transnet	3,500	—	—	3,500
Telkom	—	—	8	85
IDC	—	51	25	646
Lesotho Highlands Development Authority	92	1	7	169
DBSA	8,584	123	79	10,334
Trans-Caledon Tunnel Authority	145	—	—	145
ESKOM	5,315	778	57	11,863

Total(2)	17,636	953	175	26,742

Notes: —

(1)	Conversion of amounts into Rand have been made at the following rates: U.S. Dollar = R7.673300; Euro = R10.240790.
(2)	Does not include guaranteed interest to the amount of R281 million.

Source: South African National Treasury.

Debt Service

As a percentage of the National Government expenditure, debt service costs have declined from 9.8% during fiscal year 2008 to 7.6% during fiscal year 2010 whereafter it increased to 8.6% in fiscal year 2012. As a percentage of the National Government revenue, debt service costs on the National Government debt have declined from 9.4% during fiscal year 2008 to 8.9% during fiscal year 2009 whereafter it increased to 10.3% of total revenue in fiscal year 2012. As a percentage of GDP, debt service costs on the National Government debt have declined from 2.5% during fiscal year 2008 to 2.3% during fiscal year 2010, increasing to 2.5% of GDP in fiscal year 2012. The following table sets forth such percentages for the periods indicated.

Debt service costs on National Government Debt

as a Percentage of Expenditure, Revenue and GDP

	For the year ended March 31,
	2008	2009	2010	2011	2012
Expenditure	9.8%	8.6%	7.6%	8.2%	8.6%
Revenue	9.4%	8.9%	9.9%	9.9%	10.3%
GDP	2.5%	2.4%	2.3%	2.4%	2.5%

Source: South African National Treasury.

The aggregate amount of scheduled repayments in respect of principal and interest on the funded National Government debt outstanding as of September 30, 2012, is set forth in the table below.

		External Debt
Year(1)	Rand	U.S.$	EURO	YEN	GBP	SEK
	Amount (million)
2013	97,634	298	105	1,197	11	480
2014	89,964	593	1,533	2,393	22	935
2015	113,302	1,555	182	2,391	21	900
2016	89,165	518	146	2,388	20	864
2017	108,590	494	849	2,386	9	829
2018	141,627	615	36	2,384	8	792
2019	131,177	466	22	2,381	8	756
2020	131,535	4,380	12	2,379	2	490
2021	122,869	188	6	31,807	1	235
2022	59,182	175	—	30,618	—	—
2023	45,081	1,146	—	—	—	—
2024	91,548	1,616	—	—	—	—
2025	28,026	47	—	—	—	—
2026	63,099	47	—	—	—	—
2027	59,097	47	—	—	—	—
2028	91,208	47	—	—	—	—
2029 and later	251,566	1,359	—	—	—	—

Total	1,714,669	13,593	2,891	80,324	102	6,281

Principal	981,691	8,804	2,639	60,846	92	5,206
Interest	732,978	4,789	252	19,478	10	1,075

Note: —

(1)	Fiscal years ending March 31.

Source: South African National Treasury.

Debt Record

On September 1, 1985, in response to a foreign currency liquidity crisis, South Africa prohibited repayment of certain foreign indebtedness to foreign creditors, while interest payments were made as they became due. Final settlement of affected indebtedness was agreed in 1993. Other than this isolated situation, South Africa has not defaulted in the payment of principal or interest on any of its internal or external indebtedness since becoming a Republic in 1961.

Tables and Supplementary Information

Funded Internal Debt of the Republic of South Africa

(Domestic Marketable Bonds — in Rand)

As of September 30, 2012

Interest Rate	Date of Issue	Maturity Date	Nominal Amount
6.25%	March 20, 2000	March 31, 2013	26,562,564,304	(1)
10.00%	April 21, 1994	August 1, 2013	60,000,000
Zero Coupon	September 1, 1993	August 31, 2013	30,000,000
Zero Coupon	December 8, 1993	November 30, 2013	8,917,688
7.50%	August 15, 2005	January 15, 2014	19,605,672,594
Zero Coupon	April 21, 1994	March 31, 2014	6,800,000
Zero Coupon	April 21, 1994	June 30, 2014	25,000,000
13.50%	October 24, 1991	September 15, 2014	23,984,777,368
13.50%	September 16, 2012	September 15, 2014	10,243,061
13.50%	February 28, 2002	September 15, 2014	760,000,000
Zero Coupon	May 18, 1994	November 30, 2014	32,620,000
8.75%	May 27, 2003	December 21, 2014	19,703,800,696
Zero Coupon	March 14, 1994	June 30, 2015	152,300,000
Zero Coupon	September 14, 1995	July 1, 2015	500,000,000
13.50%	October 24, 1991	September 15, 2015	23,984,777,368
13.50%	September 16, 2012	September 15, 2015	10,243,061
13.50%	February 28, 2002	September 15, 2015	760,000,000
Zero Coupon	April 19, 1994	October 19, 2015	77,877,914
13.50%	October 24, 1991	September 15, 2016	23,984,777,368
13.50%	September 16, 2012	September 15, 2016	10,243,061
13.50%	February 28, 2002	September 15, 2016	760,000,000
2.50%	June 9, 2010	January 31, 2017	23,551,172,437	(1)
8.25%	May 7, 2004	September 15, 2017	85,271,933,836
8.00%	August 13, 2004	December 21, 2018	81,854,000,000
Zero Coupon	April 18, 1996	September 30, 2019	150,000,000
7.25%	June 20, 2005	January 15, 2020	88,629,603,937
6.75%	September 1, 2006	March 31, 2021	86,538,709,007
2.75%	June 17, 2010	January 31, 2022	28,693,461,601	(1)
7.75%	June 22, 2012	February 28, 2023	15,381,000,000
5.50%	May 30, 2001	December 7, 2023	63,040,290,757	(1)
2.00%	July 4, 2012	January 31, 2025	2,985,345,822
10.50%	May 22, 1998	December 21, 2025	38,018,410,741
10.50%	October 31, 2002	December 21, 2025	100,000,000
10.50%	May 22, 1998	December 21, 2026	38,081,410,741
10.50%	October 31, 2002	December 21, 2026	100,000,000
10.50%	May 22, 1998	December 21, 2027	38,018,410,741
10.50%	October 31, 2002	December 21, 2027	100,000,000
2.60%	September 27, 2007	March 31, 2028	36,113,742,825	(1)
7.00%	May 28, 2010	February 28, 2031	38,856,000,000

Interest Rate	Date of Issue	Maturity Date	Nominal Amount
3.45%	August 15, 2003	December 7, 2033	59,904,277,452	(1)
6.25%	July 21, 2006	March 31, 2036	60,161,552,145
2.25%	July 4, 2012	January 31, 2038	3,705,252,150
6.50%	June 4, 2010	February 28, 2041	39,208,957,597
8.75%	June 29,2012	February 28, 2047	2,919,000,000
8.75%	June 29, 2012	February 28, 2048	2,919,000,000
8.75%	June 20,2012	February 28, 2049	2,919,000,000
2.50%	July 11, 2012	December 31, 2049	1,158,502,947
2.50%	July 11, 2012	December 31, 2050	1,158,502,947
2.50%	July 11, 2012	December 31, 2051	1,158,502,947
4.50%	December 1, 1986	Perpetual	31,930
5.00%	December 1, 1986	Perpetual	131,979
9.75%	April 10, 1980	Perpetual	17,670,000
10.00%	January 31, 1978	Perpetual	5,700,000
10.00%	January 31, 1978	Perpetual	2,800,000
Total Funded Internal Debt			981,689,989,023

Note: —

(1)	Inflation-linked bonds have been revalued using the relevant “reference CPI.”

Source: South African National Treasury.

Floating Internal Debt of the Republic of South Africa

(Treasury Bills — in Rand)

As of September 30, 2012

Interest Rate	Date of Issue	Maturity Date	Nominal Amount
5.24%	October 5, 2011	October 3, 2012	660,000,000
5.24%	October 12, 2011	October 10, 2012	660,000,000
5.23%	October 19, 2011	October 17, 2012	660,000,000
5.23%	October 26, 2011	October 24, 2012	660,000,000
5.23%	November 2, 2011	October 31, 2012	660,000,000
5.11%	November 9, 2011	November 7, 2012	660,000,000
5.13%	November 16, 2011	November 14, 2012	660,000,000
5.48%	November 23, 2011	November 21, 2012	660,000,000
5.51%	November 30, 2011	November 28, 2012	660,000,000
5.44%	December 7, 2011	December 5, 2012	660,000,000
5.44%	December 14, 2011	December 12, 2012	660,000,000
5.54%	December 21, 2011	December 19, 2012	660,000,000
5.55%	December 28, 2011	December 26, 2012	660,000,000
5.55%	January 4, 2012	January 2, 2013	660,000,000
5.65%	January 4, 2012	October 3, 2012	980,000,000
5.58%	January 11, 2012	January 9, 2013	660,000,000
5.66%	January 11, 2012	October 10, 2012	980,000,000
5.58%	January 18, 2012	January 16, 2013	660,000,000
5.63%	January 18, 2012	October 17, 2012	980,000,000
5.62%	January 25, 2012	January 23, 2013	660,000,000
5.64%	January 25, 2012	October 24, 2012	980,000,000
5.61%	February 1, 2012	January 30, 2013	660,000,000
5.63%	February 1, 2012	October 31, 2012	980,000,000

Interest Rate	Date of Issue	Maturity Date	Nominal Amount
5.61%	February 8, 2012	February 6, 2013	660,000,000
5.63%	February 8, 2012	November 7, 2012	980,000,000
5.63%	February 15, 2012	February 13, 2013	660,000,000
5.64%	February 15, 2012	November 14, 2012	980,000,000
5.64%	February 22, 2012	February 20, 2013	660,000,000
5.64%	February 22, 2012	November 21, 2012	980,000,000
5.67%	February 29, 2012	February 27, 2013	660,000,000
5.65%	February 29, 2012	November 28, 2012	980,000,000
5.66%	March 7, 2012	March 6, 2013	660,000,000
5.65%	March 7, 2012	December 5, 2012	980,000,000
5.66%	March 14, 2012	March 13, 2013	660,000,000
5.65%	March 14, 2012	December 12, 2012	980,000,000
5.66%	March 21, 2012	March 20, 2013	660,000,000
5.64%	March 21, 2012	December 19, 2012	980,000,000
5.66%	March 28, 2012	March 27, 2013	650,000,000
5.63%	March 28, 2012	December 26, 2012	980,000,000
6.02%	April 4, 2012	April 3, 2013	880,000,000
5.78%	April 4, 2012	January 2, 2013	1,130,000,000
5.58%	April 4, 2012	October 3, 2012	1,515,000,000
6.01%	April 11, 2012	April 10, 2013	880,000,000
5.90%	April 11, 2012	January 9, 2013	1,130,000,000
5.79%	April 11, 2012	October 10, 2012	1,515,000,000
6.02%	April 18, 2012	April 17, 2013	880,000,000
5.90%	April 18, 2012	January 16, 2013	1,130,000,000
5.81%	April 18, 2012	October 17, 2012	1,515,000,000
6.01%	April 25, 2012	April 24, 2013	880,000,000
5.90%	April 25, 2012	January 23, 2013	1,130,000,000
5.81%	April 25, 2012	October 24, 2012	1,515,000,000
6.01%	May 2, 2012	May 1, 2013	880,000,000
5.89%	May 2, 2012	January 30, 2013	1,130,000,000
5.81%	May 2, 2012	October 31, 2012	1,515,000,000
6.00%	May 9, 2012	May 8, 2013	880,000,000
5.88%	May 9, 2012	February 6, 2013	1,130,000,000
5.79%	May 9, 2012	November 7, 2012	1,515,000,000
6.01%	May 16, 2012	May 15, 2013	880,000,000
5.88%	May 16, 2012	February 13, 2013	1,130,000,000
5.80%	May 16, 2012	November 14, 2012	1,515,000,000
5.96%	May 23, 2012	May 22, 2013	880,000,000
5.87%	May 23, 2012	February 20, 2013	1,130,000,000
5.79%	May 23, 2012	November 21, 2012	1,515,000,000
5.89%	May 30, 2012	May 29, 2013	880,000,000
5.81%	May 30, 2012	February 27, 2013	1,130,000,000
5.77%	May 30, 2012	November 28, 2012	1,515,000,000
5.75%	June 6, 2012	June 5, 2013	880,000,000
5.79%	June 6, 2012	March 6, 2013	1,130,000,000
5.76%	June 6, 2012	December 5, 2012	1,515,000,000
5.73%	June 13, 2012	June 12, 2013	880,000,000
5.74%	June 13, 2012	March 13, 2013	1,130,000,000
5.75%	June 13, 2012	December 12, 2012	1,515,000,000
5.40%	June 20, 2012	June 19, 2013	880,000,000
5.73%	June 20, 2012	March 20, 2013	1,130,000,000
5.73%	June 20, 2012	December 19, 2012	1,515,000,000
5.60%	June 27, 2012	June 26, 2013	880,000,000
5.70%	June 27, 2012	March 27, 2013	1,130,000,000
5.62%	June 26, 2012	December 27, 2012	1,515,000,000

Interest Rate	Date of Issue	Maturity Date	Nominal Amount
5.57%	July 4, 2012	July 3, 2013	880,000,000
5.65%	July 4, 2012	April 3, 2013	1,130,000,000
5.68%	July 4, 2012	January 2, 2013	1,515,000,000
5.67%	July 4, 2012	October 3, 2012	3,685,000,000
5.55%	July 11, 2012	July 10, 2013	880,000,000
5.62%	July 11, 2012	April 10, 2013	1,130,000,000
5.63%	July 11, 2012	January 9, 2013	1,515,000,000
5.66%	July 11, 2012	October 10, 2012	3,685,000,000
5.51%	July 18, 2012	July 17, 2013	880,000,000
5.59%	July 18, 2012	April 17, 2013	1,130,000,000
5.61%	July 18, 2012	January 16, 2013	1,515,000,000
5.62%	July 18, 2012	October 17, 2012	3,685,000,000
5.17%	July 25, 2012	July 24, 2013	880,000,000
5.18%	July 25, 2012	April 24, 2013	1,130,000,000
5.13%	July 25, 2012	January 23, 2013	1,515,000,000
5.11%	July 25, 2012	October 24, 2012	3,507,000,000
5.15%	August 1, 2012	July 31, 2013	880,000,000
5.16%	August 1, 2012	May 1, 2013	1,130,000,000
5.14%	August 1, 2012	January 30, 2013	1,515,000,000
5.15%	August 1, 2012	October 31, 2012	2,685,000,000
5.14%	August 8, 2012	August 7, 2013	880,000,000
5.17%	August 8, 2012	May 8, 2013	1,130,000,000
5.15%	August 8, 2012	February 6, 2013	1,515,000,000
5.15%	August 8, 2012	November 7, 2012	2,685,000,000
5.15%	August 15, 2012	August 14, 2013	880,000,000
5.18%	August 15, 2012	May 15, 2013	1,130,000,000
5.20%	August 15, 2012	February 13, 2013	1,450,450,000
5.13%	August 15, 2012	November 14, 2012	2,685,000,000
5.15%	August 22, 2012	August 21, 2013	880,000,000
5.21%	August 22, 2012	May 22, 2013	1,130,000,000
5.18%	August 22, 2012	February 20, 2013	1,515,000,000
5.11%	August 22, 2012	November 21, 2012	2,685,000,000
5.06%	August 29, 2012	August 28, 2013	880,000,000
5.11%	August 29, 2012	May 29, 2013	1,130,000,000
5.14%	August 29, 2012	February 27, 2013	1,515,000,000
5.08%	August 29, 2012	November 28, 2012	2,685,000,000
5.10%	September 5, 2012	September 4, 2013	880,000,000
5.11%	September 5, 2012	June 5, 2013	1,130,000,000
5.10%	September 5, 2012	March 6, 2013	1,515,000,000
5.05%	September 5, 2012	December 5, 2012	2,685,000,000
5.09%	September 12, 2012	September 11, 2013	880,000,000
5.10%	September 12, 2012	June 12, 2013	1,130,000,000
5.08%	September 12, 2012	March 13, 2013	1,515,000,000
5.01%	September 12, 2012	December 12, 2012	2,685,000,000
5.07%	September 19, 2012	September 18, 2013	880,000,000
5.08%	September 19, 2012	June 19, 2013	1,130,000,000
5.08%	September 19, 2012	March 20, 2013	1,515,000,000
4.99%	September 19, 2012	December 19, 2012	2,685,000,000
5.05%	September 26, 2012	September 25, 2013	880,000,000
5.10%	September 26, 2012	June 26, 2013	1,130,000,000
5.08%	September 26, 2012	March 27, 2013	1,515,000,000
4.96%	September 26, 2012	December 26, 2012	2,685,000,000
Total Floating Internal Debt			160,202,450,000	(1)

Note: —

(1)	Excludes borrowing from the Corporation for Public Deposits to the amount of R4,185,461,343.

Source: South African National Treasury.

Funded External Debt of the Republic of South Africa

as of September 30, 2012

Interest Rate	Date of Issue	Maturity Date	Nominal Amount
Capital market loans
8.50%	June 23, 1997	June 23, 2017	$140,683,000
2.50%	February 2, 1998	May 20, 2021	¥846,720,000
3.80%	June 1, 2000	June 1, 2020	¥30,000,000,000
3.80%	June 12, 2001	September 7, 2021	¥30,000,000,000
5.250%	May 16, 2003	May 16, 2013	€1,250,000,000
6.50%	June 2, 2004	June 2, 2014	$1,000,000,000
4.50%	April 5, 2006	April 5, 2016	€750,000,000
5.875%	May 30, 2007	May 30, 2022	$1,000,000,000
6.875%	May 27, 2009	May 27, 2019	$1,500,000,000
6.875%	September 4, 2009	May 27, 2019	$500,000,000
5.50%	March 5, 2010	September 3, 2020	$2,000,000,000
6.25%	March 8, 2011	March 8, 2041	$750,000,000
4.665	January 17, 2012	January 17, 2024	$1,500,000,000
Fixed
4.89%	May 5, 2000 — April 28, 2006	February 28, 2005 — August 28, 2014	€14,756,999.92
4.89%	May 5, 2000 — July 15, 2006	May 30, 2005 — November 28, 2014	€8,949,385.51
4.89%	May 5, 2000 — August 25, 2006	September 30, 2005 — March 30, 2015	€9,363,955.40
4.89%	May 5, 2000 — August 25, 2006	November 28, 2002 — May 28, 2015	€10,884,112.09
Floating — Non-CIRR	August 21, 2000 — August 21, 2006	January 25, 2006 — July 25, 2015	€73,106,705.01
Floating — Non-CIRR	August 21, 2000 — August 29, 2006	January 25, 2007 — July 25, 2016	€96,319,057.66
Floating — Non-CIRR	August 21, 2000 — August 29, 2006	January 25, 2008 — July 25, 2017	€113,831,419.98
5.97% Eur - CIRR Fixed	August 21, 2000 — August 21, 2006	January 25, 2006 — July 25, 2015	€8,432,702.60
5.97% Eur-CIRR Fixed	August 21, 2000 — August 29, 2006	January 25, 2007 — July 25, 2016	€11,110,197.86
5.97% Eur-CIRR Fixed	August 21, 2000 — August 29, 2006	January 25, 2008 — July 25, 2017	€13,130,211.83
7.32% $-CIRR Fixed	August 21, 2000 — August 21, 2006	January 25, 2006 — July 25, 2015	$2,509,555.27
7.32% $-CIRR Fixed	August 21, 2000 — August 29, 2006	January 25, 2007 — July 25, 2016	$3,506,220.64
7.32% $-CIRR Fixed	August 21, 2000 — August 29, 2006	January 25, 2008 — July 25, 2017	$4,294,464.72
Floating Non-CIRR	April 28, 2000 — April 27, 2001	June 30, 2003 — December 30, 2012	€6,290,939.13
Floating Non-CIRR	April 27, 2001 — April 29, 2002	November 28, 2003 — May 28, 2013	€12,581,878.82
Floating Non-CIRR	April 29, 2002 — April 28, 2003	May 31, 2004 — November 30, 2013	€18,872,818.03
Floating Non-CIRR	June 23, 2003 — September 15, 2006	October 29, 2004 — April 29, 2014	€17,943,546.87
5.97% Eur-CIRR Fixed	April 28, 2000 — April 27, 2001	June 30, 2003 — December 30, 2012	€1,063,015.96
5.97% Eur-CIRR Fixed	April 27, 2001 — April 29, 2002	November 28, 2003 — May 28, 2013	€2,126,031.57
5.97% Eur-CIRR Fixed	April 29, 2002 — April 28, 2003	May 31, 2004 — November 30, 2013	€3,189,047.40
5.97% Eur-CIRR Fixed	June 23, 2003 — September 15, 2006	October 29, 2004 — April 29, 2014	€3,032,023.15

Interest Rate	Date of Issue	Maturity Date	Nominal Amount
7.32% $-CIRR Fixed	April 28, 2000 — April 27, 2001	June 30, 2003 — December 30, 2012		$270,222.66
7.32% $-CIRR Fixed	April 27, 2001 — April 29, 2002	November 28, 2003 — May 28, 2013		$528,288.65
7.32% $-CIRR Fixed	April 29, 2002 — April 28, 2003	May 31, 2004 — November 30, 2013		$894,252.82
7.32% $-CIRR Fixed	June 23, 2003 — September 15, 2006	October 29, 2004 — April 29, 2014		$1,008,029.58
7.14% CIRR Fixed	April 17, 2000 — March 5, 2001	April 15, 2006 — October 15, 2018		$21,536,846.90
4.70% MC CIRR	July 17, 2000 — July 17, 2001	April 15, 2006 — October 15, 2015		€36,376,621.78
4.77% Commercial Fixed	April 15, 2001	April 15, 2009 — October 15, 2018		€7,410,205.70
5.15% Commercial Fixed	April 15, 2002 — May 21, 2003	April 15, 2009 — October 15, 2018		$18,246,749.79
5.03% Commercial Fixed	July 15, 2002 — July 15, 2003	October 15, 2006 — April 15, 2016		$43,147,630.27
5.63% CIRR – Fixed	July 15, 2002 – September 28, 2006	April 15, 2006 — October 15, 2015		€14,839,453.99
5.63% MC CIRR	April 15, 2004 – July 17, 2006	April 15, 2009 — October 15, 2018		€23,380,047.71
6.485% Commercial Fixed	December 15, 2001 – January 15, 2003	April 17, 2006 — October 15, 2015		£8,907,206.09
6.545% Sec – CIRR	July 21, 2004 – July 22, 2005	April 15, 2009 — October 15, 2018		£12,146,163.00
6.545% Sec – CIRR	November 26, 2003 – August 24, 2006	April 15, 2006 — October 15, 2015		£13,183,892.58
6.545% Sec – CIRR	August 24, 2006	October 15, 2006 — April 15, 2016		£89,465.64
5.50% Commercial Fixed	July 21, 2004	April 15, 2009 — October 15, 2018		€17,653,997.72
4.72% Commercial Fixed	April 18, 2006	April 15, 2009 — October 15, 2018		€29,785.16
3.57% Commercial Fixed	November 26, 2006 — March 5, 2008	April 15, 2008 — October 15, 2015		£2,214,768.60
3.59% Commercial Fixed	March 24, 2009 — August 19, 2009	April 15, 2009 — October 15, 2015		£2,099,791.63
3.65% Commercial Fixed	March 5, 2008 — October 1, 2008	April 15, 2008 — April 15, 2016		£1,946,580.54
4.23% Commercial Fixed	December 15, 2008	April 15, 2009 — October 15, 2018		£107,529.31
4.28% Commercial Fixed	December 4, 2008	April 15, 2009 — October 15, 2018		£10,908,683.46
4.61% Commercial Fixed	July 31, 2008 — April 15, 2010	April 15, 2009 — October 15, 2018		£9,967,546.07
4.90% Commercial Fixed	December 15, 2009	April 15, 2010 — October 15, 2018		£2,031,595.76
4.92% Commercial Fixed	April 6, 2010	April 15, 2011 — April 15, 2020		£2,222,478.25
5.10% Commercial Fixed	December 15, 2009 – October 15, 2010	April 15, 2011 — April 15, 2020		£3,752,246.62
5.25% Commercial Fixed	March 23, 2011	October 15, 2011 — April 15, 2020		£3,324,753.53
6.77% MC CIRR	July 22, 2005	April 15, 2009 — October 15, 2018		£74,548.96
5.79% Commercial Fixed	July 15, 2002 — April 15, 2004	April 15, 2009 — October 15, 2018		$2,405,648.42
5.97% Commercial Fixed	October 16, 2006	April 15, 2009 — October 15, 2018		$1,043,904.43
5.55% Commercial Fixed	October 15, 2003 — April 15, 2004	April 15, 2009 — October 15, 2018		$23,883,044.65
5.315% Commercial Fixed	April 15, 2009	April 15, 2011 — April 15, 2020		$146,853.49
5.39% Commercial Fixed	December 15, 2009	April 15, 2010 — October 15, 2018		$122,629.32
5.40% Commercial Fixed	June 22, 2007 — August 19, 2009	April 15, 2009 — October 15, 2018		$6,885,371,69
5.45% Commercial Fixed	October 15, 2001 — July 15, 2002	April 15, 2006 — October 15, 2015		$12,761,423.89
5.53% Commercial Fixed	November 26, 2003 — April 26, 2004	October 15, 2006 — April 15, 2016		$23,467,020.02
5.16% Commercial Fixed	June 6, 2008 — August 19, 2009	April 15, 2009 — October 15, 2018		$10,563,521.15
5.61% Commercial Fixed	December 15, 2009	April 15, 2010 — October 15, 2018		$79,929.83
5.49% Commercial Fixed	April 17, 2001 — July 15, 2003	April 15, 2009 — October 15, 2018	SEK	284,219,656.61
3.90% Commercial Fixed	April 15, 2005 — July 22, 2005	April 15, 2011 — April 15, 2020	SEK	140,784,654.42
4.30% Commercial Fixed	October 17, 2005 — January 17, 2006	April 15, 2011 — April 15, 2020	SEK	334,736,336.47
3.81% Commercial Fixed	October 26, 2004 — July 22, 2005	April 15, 2009 — October 15, 2018	SEK	342,268,722.80

Interest Rate	Date of Issue	Maturity Date	Nominal Amount
4.24% Commercial Fixed	October 17, 2005 — January 16, 2006	April 15, 2009 — October 15, 2018	SEK	116,825,969.38
4.57% Commercial Fixed	April 18, 2006 — October 16, 2006	April 15, 2009 — October 15, 2018	SEK	141,230,565.01
5.03% Commercial Fixed	January 15, 2007 — April 16, 2007	April 15, 2009 — October 15, 2018	SEK	37,185,718.41
4.60% Commercial Fixed	April 18, 2006 — October 16, 2006	April 15, 2011 — April 15, 2020	SEK	1,009,622,443.31
5.05% Commercial Fixed	January 16, 2007	April 15, 2011 — April 15, 2020	SEK	232,814,334.77
5.60% Commercial Fixed	June 25, 2007	April 15, 2011 — April 15, 2020	SEK	461,479,991.30
5.50% Commercial Fixed	August 24, 2004	October 15, 2006 — April 15, 2016		$4,144,738.00
4.42% Commercial Fixed	November 29, 2004 — December 23, 2005	October 15, 2006 — April 15, 2016		€6,011,025.21
5.48% Commercial Fixed	December 23, 2005 — June 29, 2006	October 15, 2006 — April 15, 2016		€4,596,174.61
4.52% Commercial Fixed	July 21, 2004 — October 17, 2005	April 15, 2009 — October 15, 2018		€257,502.24
4.57% Commercial Fixed	April 15, 2005 — January 17, 2006	April 15, 2011 — April 15, 2020		€26,014,638.12
4.76% Commercial Fixed	April 18, 2006 — July 17, 2006	April 15, 2011 — April 15, 2020		€41,771,955.19
6.315% Commercial Fixed	November 1, 2006 — March 20, 2007	April 15, 2007 — October 15, 2015		£6,364,668.79
5.13% Commercial Fixed	October 15, 2006 — March 20, 2007	April 15, 2007 — October 15, 2015		€56,130.91
5.16% Commercial Fixed	October 15, 2006 — April 16, 2007	April 15, 2009 — October 15, 2018		€6,265,863.55
5.175% Commercial Fixed	January 15, 2007	April 15, 2011 — April 15, 2020		€13,001,524.33
6.28% Commercial Fixed	December 21, 2006	April 15, 2007 — April 15, 2016		£132,198.90
6.28% Commercial Fixed	October 16, 2006 — January 15, 2007	April 15, 2009 — October 15, 2018		£14,628.75
6.42% Commercial Fixed	December 15, 2008	April 15, 2011 — April 15, 2020		$11,541,243.59
6.61% Commercial Fixed	July 15, 2002 — April 15, 2004	April 15, 2009 — October 15, 2018		$10,939,845.44
6.65% Commercial Fixed	June 22, 2007	October 15, 2010 — April 15, 2020		$46,840,886.02
5.89% Commercial Fixed	October 23, 2009 — April 15, 2010	April 15, 2010 — October 15, 2018		$5,774,358.57
5.98% Commercial Fixed	October 16, 2006	October 15, 2010 — April 15, 2020		$22,097,706.71
5.475% Commercial Fixed	June 27, 2007 — September 27, 2007	October 15, 2007 — October 15, 2015		€133,734.96
5.515% Commercial Fixed	July 24, 2007	April 15, 2009 — October 15, 2018		€3,437,245.84
4.93% Commercial Fixed	April 16, 2007	April 15, 2009 — October 15, 2018		€1,259,969.72
5.29% Commercial Fixed	June 25, 2007 — July 24, 2007	April 15, 2009 — October 15, 2018	SEK	46,546,935.81
4.64% Commercial Fixed	November 26, 2007 — December 20, 2007	April 15, 2008 — April 15, 2016		$7,117,910.46
3.26% Commercial Fixed	March 19, 2008 — June 17, 2008	April 15, 2008 — April 15, 2016		$3,841,061.57
5.09% Commercial Fixed	April 15, 2009	April 15, 2011 — April 15, 2020		$225,304.37
5.51% Commercial Fixed	December 15, 2009	April 15, 2011 — April 15, 2020		$268,642.57
5.70% Commercial Fixed	September 15, 2009	April 15, 2011 — April 15, 2020		$175,101.36
5.70% Commercial Fixed	December 15, 2009 — April 15, 2010	April 15, 2010 — October 15, 2018		$8,859,090.11
6.50% Commercial Fixed	April 16, 2007	April 15, 2009 — October 15, 2018		£21,873.01
5.35% Commercial Fixed	October 17, 2011	April 15, 2012 — April 15, 2020		£4,262,911.60
5.18% Commercial Fixed	May 15, 2007 — October 15, 2007	April 15, 2011 — April 15, 2020		€11,831,676.28
6.66% Commercial Fixed	October 15, 2007	April 15, 2011 — April 15, 2020		$16,340,610.76
6.75% Commercial Fixed	July 31, 2008	April 15, 2011 — April 15, 2020		$35,748,937.12
6.50% Commercial Fixed	September 16, 2008	April 15, 2011 — April 15, 2020		$23,276,665.87
7.89% Commercial Fixed	December 15, 2009	April 15, 2011 — April 15, 2020		$8,170,306.90

Interest Rate	Date of Issue	Maturity Date	Nominal Amount
5.34% Commercial Fixed	May 15, 2007 — October 15, 2007	April 15, 2011 — April 15, 2020	SEK	178,603,282.84
5.64% Commercial Fixed	October 15, 2007	April 15, 2011 — April 15, 2020	SEK	166,680,558.46
6.06% Commercial Fixed	July 31, 2008	April 15, 2011 — April 15, 2020	SEK	343,305,701.53
5.79% Commercial Fixed	September 16, 2008	April 15, 2011 — April 15, 2020	SEK	235,005,255.25
5.45% Commercial Fixed	December 15, 2008	April 15, 2011 — April 15, 2020	SEK	124,167,589.71
5.50% Commercial Fixed	July 31, 2008 — August 18, 2008	April 15, 2009 — October 15, 2018	SEK	350,539,902.68
5.60% Commercial Fixed	December 15, 2009	April 15, 2010 — October 15, 2018	SEK	2,549,401.87
5.62% Commercial Fixed	December 15, 2009	April 15, 2011 — April 15, 2020	SEK	5,584,944.61
5.335% Commercial Fixed	April 15, 2009	April 15, 2011 — April 15, 2020	SEK	4,533,496.99
5.425% Commercial Fixed	October 23, 2009 — April 15, 2010	April 15, 2011 — April 15, 2020	SEK	47,478,501.20
5.80% Commercial Fixed	October 23, 2009 — April 15, 2010	April 15, 2010 — October 15, 2018	SEK	191,421,735.70
6.30% Commercial Fixed	December 15, 2009	April 15, 2011 — April 15, 2020	SEK	83,205,439.89
5.475% Commercial Fixed	May 20, 2010 — October 15, 2010	April 15, 2011 — April 15, 2020	SEK	63,909,207.33
5.525% Commercial Fixed	April 15, 2011-December 13,2010	October 15, 2011 — April 15, 2020	SEK	73,394,556.26
5.565% Commercial Fixed	October 17, 2011	April 15, 2012 — April 15, 2020	SEK	94,433,376.30
5.575% Commercial Fixed	April 15, 2011-December 13,2010	October 15, 2011 — April 15, 2020		$3,530,366.48
5.355% Commercial Fixed	April 6, 2010	April 15, 2011 — April 15, 2020		$2,283,773.11
5.47% Commercial Fixed	March 8, 2010 — October 15, 2010	April 15, 2011 — April 15, 2020		$3,074,109.90
5.58% Commercial Fixed	April 6, 2010	April 15, 2011 — April 15, 2020		$1,488,564.38
5.695% Commercial Fixed	March 8, 2010 — October 15, 2010	April 15, 2011 — April 15, 2020		$2,003,706.27
5.80% Commercial Fixed	December 13, 2010	October 15, 2011 — April 15, 2020		$2,301,094.61
5.905% Commercial Fixed	October 17, 2011	April 15, 2012 — April 15, 2020		$2,960,711.81
5.68% Commercial Fixed	October 17, 2011	April 15, 2012 — April 15, 2020		$4,542,359.18
Variable — CIRR Libor +0.40	March 19, 2008	April 15, 2008 — October 15, 2015		$964.67
	June 6, 2008 — August 18, 2008	April 15, 2009 — October 15, 2018		$126,519.45
	April 15, 2009 — November 17, 2009	April 15, 2011 — April 15, 2020		$456,430.53
	May 08, 2012 – September 11, 2012	October 15, 2012 — April 15, 2020		$1,224,573.12
	December 07, 2011 - March 20, 2012	April 15, 2011 — April 15, 2020		$3,964,773.29
	July 24, 2007	April 15, 2009 — October 15, 2018		€224,722.29
	October 23, 2009 — March 22, 2011	April 15, 2010 — October 15, 2015		£738,281.39
	March 4, 2009 — March 22, 2011	April 15, 2009 — April 15, 2016		£2,492,235.59
	December 07, 2011 - March 20, 2012	April 15, 2011 — April 15, 2020		£3,651,683.00
	May 08, 2012 – September 11, 2012	October 15, 2012 — April 15, 2020		£1,247,029.39
	December 07, 2011 - March 20, 2012	April 15, 2011 — April 15, 2020		$2,616,022.17
	May 08, 2012 – September 11, 2012	April 15, 2011 — April 15, 2020		$798,177.43
	October 23, 2009 — November 17, 2009	April 15, 2010 — October 15, 2018	SEK	2,145,939.08
	October 23, 2009 — November 17, 2009	April 15, 2011 — April 15, 2020	SEK	317,351.28
	December 07, 2011 - March 20, 2012	April 15, 2011 — April 15, 2020	SEK	67,598,938.09
	May 08, 2012 – September 11, 2012	October 15, 2012 — April 15, 2020	SEK	22,981,665.31

Note: —

Commercial Interest Reference Rate (CIRR). The CIRR is determined monthly by the OECD and published on the 14th day of each month. Each CIRR is fixed based on the previous 30-day treasury rate of each currency.

Source: South African National Treasury.

Total External Debt by Currency as of September 30, 2012

Euro		€2,639,536,324
Pound Sterling		£91,902,760
Swedish Krone	SEK	5,205,572,172
U.S. Dollars		$8,804,719,166
Yen		¥60,846,720,000

Source: South African National Treasury.